saipem


09046751



Annual Report 2008

Mission

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.
Our skilled and multi-local teams create sustainable growth for our company and the communities in which we operate

Our core values

Commitment to safety, integrity, openness, flexibility, integration, innovation, quality, competitiveness, teamwork, humility, internationalisation

Countries in which Saipem operates

EUROPE
Austria, Belgium, Croatia, Cyprus, Denmark, France, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Principality of Monaco, Romania, Spain, Switzerland, Turkey, United Kingdom

AMERICAS
Argentina, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Trinidad and Tobago, United States, Venezuela

CSI
Azerbaijan, Kazakhstan, Russia, Ukraine

AFRICA
Algeria, Angola, Cameroon, Congo, Egypt, Gabon, Libya, Morocco, Nigeria, Tunisia

MIDDLE EAST
Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

FAR EAST AND OCEANIA
Australia, China, India, Indonesia, Malaysia, Pakistan, Singapore, Thailand

The forward-looking statements contained in this document are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the Company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the Company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

General Shareholders' Meeting of April 28, 2009

Notice of the Shareholders' Meeting was published in the daily newspapers Il Sole 24 Ore, Corriere della Sera and La Repubblica on March 24, 2009

Saipem Group consolidated financial report



Marco Mangiagalli
Chairman



Pietro Franco Tali
Deputy Chairman and Chief Executive Officer (CEO)



Hugh James O'Donnell
Managing Director

Letter to the Shareholders

Dear Shareholders,

we experienced a particularly favourable market trend during the first half of 2008 and part of the third quarter, whilst the latter part of the year saw the financial crisis emerging first in the international banking sector before spreading to the economy at large, causing oil prices to plummet and drastically reshaping market outlook.
Your Company managed to capitalise on the positive market trend that prevailed for most of the year, and, thanks to strong competitive positioning and high operational efficiency, was once more able to achieve record results, profit and new contract acquisitions.
Saipem's share price (-56% in 2008, in line with the reference sector) reflected the difficult market conditions resulting from the global financial crises, which reduces oil & gas demand and prices and consequently investments by the oil industry.
All three Business Units contributed to the improved financial results, thanks to their improved operational efficiency and increased volume of operations.
The level of new contracts awarded to the Group in 2008 is particularly impressive (€13.9 billion) and includes the first contract for the realisation of a liquefaction plant, which raises the backlog at December 31, 2008 to a new record of over €19 billion.
Principal areas of operations were West Africa and Kazakhstan in the Offshore sector; the Middle East and North Africa in the Onshore sector; West and North Africa in the Offshore Drilling sector; and Latin America and the Middle East in the Onshore Drilling sector.
The level of operational efficiency that was achieved confirmed that your Company is once again at the apex of its industry. In terms of safety the LTIFR (Lost Time Injury Frequency Rate) index stood at 0.5 (0.71 in 2007).
Revenues amounted to €10.1 billion (€9.3 billion in 2007 on a consolidation perimeter-unchanged basis), operating profit stood at €1,084 million (€852 million in 2007 on a perimeter-unchanged basis) and adjusted net profit reached €724 million (€536 million in 2007 on a perimeter-unchanged basis).
Revenues and margin distribution across the various business units of your Company were as follows: the Onshore sector accounted for 53% of revenues and 28% of margins; the Offshore sector generated 38% of revenues and 49% of margins; Drilling accounted for 9% of revenues and 23% of margins.

The complex investment programme begun in 2006, designed to strengthen and expand our assets in the Offshore Construction and Drilling sectors, continued in 2008 with a total outlay of €2,044 million. In 2008, the principal investment projects completed in the Offshore Drilling sector were the construction of a jack-up and a tender assisted drilling barge, both under long-term contracts with Saudi Aramco and Eni respectively. In the Onshore Drilling sector, 27 rigs were acquired and/or built, all of which are contracted out to various clients, mainly in Latin America. In the Offshore Construction sector, projects completed in 2008 include the FPSO Gimboa under a long-term contract to Sonangol; and 3 utility barges to be deployed on behalf of Agip KCO for the Kashagan project. Construction continued on 3 deepwater drilling vessels, with completion expected in the first quarter of 2010, a jack-up and 5 onshore drilling rigs, all due to become operational in 2009. Finally, in the Offshore



Jacques Yves Léost
Director;
Chairman of Saipem sa



Luca Anderlini
Director



Anna Maria Artoni
Director

Construction sector, works continued on the realisation of a pipelayer and a field development ship, both equipped to carry out deepwater operations, a diving support vessel and a new fabrication yard for large offshore structures; construction of vessels is expected to reach completion in 2011, whereas fabrication at the new yard is expected to start by the end of 2010.
In January 2009, Saipem purchased the lay barge Piper, renamed Castoro 7, to strengthen its presence in the trunkline sector.
These initiatives complete the investment programme which is designed to strengthen our position in the Offshore Construction and Drilling sectors; other future investments, besides routine maintenance works, may be originated from the award of contracts in the leased FPSO segment or possible requirements for assets on projects to consolidate local content.
The increase in volumes and the construction of new vessels were accompanied by a growth in human resources to approximately 37,000 persons at the end of 2008, and the strengthening both in Europe and India of engineering, project management and procurement expertise.

The programme for the disposal of non-core assets, begun in 2007, was completed in 2008 with the sale of the 30% holding in GTT, for a price of €310 million.

With regard to 2009 and the medium-term outlook, the dire forecasts for the development of the world economy led to a collapse, in the second half of 2008, of the (Brent) oil price from a historical high in July of close to 150 dollars to around 40 dollars/barrel at year end. This sudden dramatic fall in the oil price, coupled with much tighter access to credit due to difficulties of the international banking sector, has led to a significant revision in oil companies' spending plans. Projects for the development of non-conventional oil and marginal oil field development appear economically incompatible with short-term oil price forecasts.
Moreover, the expectation that a fall in the prices of several raw materials will lead to lower costs in manufactured products, and tighter access to credit, may lead oil companies to delay the launch of new projects and to reschedule existing ones.
All of this makes interpretation of the oil services market difficult and uncertain in the short-term.
Saipem faces this negative phase with a record backlog, and a business portfolio that includes Drilling and Engineering & Construction in all the more promising areas: oil field development, subsea operations, heavy lifting, pipelaying; and with activities in all the most prolific hydrocarbon provinces. Our industrial model, which combines excellent engineering and execution with a strong presence in the countries where we operate, makes Saipem especially credible for the realisation of complex projects in frontier areas; projects that are generally economically more robust, and that have planning and execution schedules that are less exposed to short-term variations in the price of hydrocarbons.
These considerations underpin Saipem's contention that it can weather this weak market, continuing to achieve the sort of performance that puts it in a position of excellence in its own sector.
In contrast with the short-term uncertainty, the medium-term prospects for the Oil Services Industry are much more solid and promising.
The supply of energy will continue to depend on oil and gas production, and increasingly on the development of fields in deep waters and remote areas. The oil industry has experienced a decade of under-investment that has significantly affected the ability of the International Oil Companies to replace reserves.



Pierantonio Nebuloni
Director



Salvatore Sardo
Director



Ian Wybrew-Bond
Director

It therefore seems reasonable that as soon as the world economy shows signs of recovery, the price of hydrocarbons will again start to climb, and with it, investments by the Oil Industry.
With the objective of fully exploiting the potential of a market which, following this negative interval, is expected to expand strongly in the medium-term, Saipem continues its own investment program with expenditure forecast at approximately €1.6 billion in 2009. These investments are approximately 50% in Drilling and are backed by long-term contracts that have already been acquired. The remainder are in unique offshore vessels, designed to meet the challenges deriving from the production and transport of hydrocarbons in ultra-deep waters and in frontier environments.

March 12, 2009

On behalf of the Board of Directors

The Chairman
Marco Mangiagalli

The Deputy Chairman and Chief Executive Officer
Pietro Franco Tali

Saipem is a subsidiary of Eni SpA

Saipem Group structure

82.4776



Saipem SpA
100.00%
Saipem International BV
100.00%
Snamprogetti Netherlands BV
1.00%
99.00%
Andromeda Consultoria Tecnica e Representações Ltda
100.00%
Snamprogetti USA Inc
100.00%
Saipem Holding France sas
100.00%
Saipem Perfurações e Construções Petroliferas Lda
100.00%
Saipem (Portugal) - Gestão de Participações SGPS SA
100.00%
Saipem Asia Sdn Bhd
100.00%
Snamprogetti Management Services SA
100.00%
Snamprogetti Ltd
100.00%
Saipem Luxembourg SA
100.00%
PT Saipem Indonesia
100.00%
Petrex SA
99.00%
Snamprogetti Romania Srl
99.00%
Snamprogetti Lummus Gas Ltd
1.00%
100.00%
Saipem (Portugal) Comércio Maritimo Lda
100.00%
Saipem Mediterran Usluge doo
100.00%
Saipem Logistic Services Ltd
100.00%
Snamprogetti Engineering BV
20,00%
80.00%
Star Gulf Free Zone Co
60.00%
Saudi Arabian Saipem Ltd
95.00%
Snamprogetti Saudi Arabia Co Ltd Llc
5.00%
100.00%
Snamprogetti France sarl
100.00%
Varisal - Serviços de Consultadoria e Marketing Lda
97.94%
Saipem Contracting (Nigeria) Ltd
100.00%
Sonsub AS
89.41%
Saipem (Nigeria) Ltd
100.00%
Sonsub International Pty Ltd
1.00%
99.00%
Saipem Ukraine Llc
41.94%
Saipem (Malaysia) Sdn Bhd
100.00%
North Caspian Service Co Llp
50.00%
ER SAI Caspian Contractor Llc
100.00%
Moss Maritime AS
100.00%
Global Petroprojects Services AG
100.00%
Katran-K Llc
100.00%
Snamprogetti Canada Inc
50.00%
100.00%
Saipem UK Ltd
100.00%
ERS Equipment Rental & Services BV
100.00%
European Maritime Commerce BV
0.02%
European Marine Contractors Ltd
50.00%
100.00%
European Marine Investments Ltd
99.98%
Saipem Services sa
100.00%
Saipem America Inc
99.92%
Saipem Misr for Petroleum Services (S.A.E.)
0.04%
0.04%
Saipem (Beijing) Technical Services Co Ltd
100.00%
100.00%
Saipem Maritime Asset Management Luxembourg Sarl
100.00%
Sigurd Rück AG


100.00%
Snamprogetti Sud SpA
99.90%
Snamprogetti Chiyoda sas di Saipem SpA
100.00%
Saipem sa
100.00%
Frigstad Discoverer Invest Ltd
100.00%
Frigstad Discoverer Invest (S) Pte Ltd
100.00%
Intermare Sarda SpA
100.00%
Saipem Energy Services SpA
100.00%
Saipem do Brasil Serviços de Petroleo Ltda
100.00%
Saipem Energy Italia SpA
100.00%
Delong Hersent Unipessoal Lda
70.00%
Petromar Lda
99.99%
Boscongo sa
100.00%
BOS Investment Ltd
100.00%
BOS-UIE Ltd
100.00%
Saipem Singapore Pte Ltd
100.00%
Entreprise Nouvelle Marcellin sa
100.00%
Saipem India Project Ltd
100.00%
Saimexicana SA de Cv
100.00%
Saipem Services México SA de Cv
100.00%
Saigut SA de Cv
100.00%
Sofresid sa
99.99%
Sofresid Engineering sa
100.00%
Saipem Contracting Algerie SpA
100.00%
SAS Port de Tanger
100.00%
Saibos Construções Maritimas Lda
99.84%
Services et Equipements Gaziers et Petroliers sa
100.00%
Société de Construction d'Oleoducts Snc

The diagram only includes Saipem subsidiaries


eni
saipem

Directors' report

Saipem SpA share performance

On December 31, 2008, the trading price of Saipem's ordinary shares on the Milan Stock Exchange stood at €11.92, representing a loss of 56% compared to the closing price in the previous year. During the same period, the S&P/MIB, which is the benchmark stock market index for the Italian stock exchange index, fell 49%, while most of Saipem's competitors listed on foreign stock markets saw their shares fall by more than the Saipem share.

During the first half of the year, the sector in which Saipem operates performed well, due to expectations of both growth in oil and gas demand and high levels of investments by oil companies, necessary if a healthy reserve replacement ratio is to be maintained. The Saipem share, following a drop in the price in mid January to below €22, performed well subsequently up until the end of May, when it recorded its annual peak of €30.44, and then fluctuated between €29 and €24 until the beginning of September.

During the remainder of the year, the market was affected by the global financial crisis, which began in the USA in 2007 and spread to the rest of the world during 2008. In the last quarter of the year, the oil services sector experienced a particularly bad downturn due to a significant drop in oil prices, which confirmed expectations of a serious slowdown in demand as a consequence of the adverse economic conditions. As a result, in December the Saipem share recorded its lowest price of the year of €10.29, before closing the year at €11.92.

The company's market capitalisation at the end of the year was €5.3 billion (€12 billion at year end 2007).

In terms of share liquidity, shares traded during the year totalled almost 980 million, while the average number of shares traded daily amounted to 3.8 million (4 million in 2007). The total trade value dropped by approximately 8% to just over €22 billion (€24 billion

Stock exchange data and indices		Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	**Dec. 31, 2008**
Share capital	(€)	441,177,500	441,410,900	441,410,900	441,410,900	**441,410,900**
Ordinary shares		440,987,734	441,239,414	441,251,799	441,251,800	**441,262,713**
Savings shares		189,766	171,486	159,101	159,100	**148,187**
Market capitalisation	(€ million)	3,909	6,087	8,699	12,051	**5,262**
Gross dividend per share:						
- ordinary shares	(€)	0.150	0.190	0.290	0.440	**0.550** (1)
- savings shares	(€)	0.180	0.220	0.320	0.470	**0.580** (1)
Price/earning ratio per share: (2)						
- ordinary shares		19.84	23.87	22.65	13.77	**5.75**
- savings shares		19.57	25.97	22.55	14.38	**8.12**
Price/cash flow ratio per share: (2)						
- ordinary shares		8.94	13.41	14.17	10.42	**4.15**
- savings shares		8.82	14.58	14.11	10.88	**5.86**
Price/adjusted earning ratio per share:						
- ordinary shares		19.84	23.87	22.65	20.74	**7.26**
- savings shares		19.57	25.97	22.55	21.65	**10.25**
Price/adjusted cash flow ratio per share:						
- ordinary shares		8.94	13.41	14.17	13.98	**4.88**
- savings shares		8.82	14.58	14.11	14.59	**6.89**

(1) To be approved by the Shareholders' Meeting to be held on April 24 or April 28, 2009, at first and second call, respectively.
(2) Figures pertain to the consolidated financial statements.

in 2007), equal to a daily average of approximately €89 million.

The price of savings shares in circulation (148,187), convertible at par with ordinary shares, also suffered a drop during 2008, closing the year at €16.82 (€28.50 in 2007), which represented a 41% decrease compared to the previous year. Volumes traded were minimal.

On May 22, 2008, a dividend of €0.44 per ordinary share was distributed to shareholders, an increase in excess of 50% compared to the previous year (€0.29 per share). The dividend distributed on savings shares was €0.47 per share (€0.32 in the previous year, representing an increase of 47%).

Share prices on the Milan Stock Exchange	(€)	2004	2005	2006	2007	2008
Ordinary shares:						
- maximum		9.42	14.34	21.14	31.56	**30.44**
- minimum		6.16	8.69	13.79	18.32	**10.29**
- average		7.93	11.40	17.85	24.72	**23.19**
- year-end		8.86	13.79	19.71	27.30	**11.92**
Savings shares:						
- maximum		9.45	15.52	21.50	41.50	**30.05**
- minimum		6.60	8.74	14.42	19.10	**16.82**
- average		8.14	11.95	18.24	26.97	**26.43**
- year-end		8.74	15.00	19.62	28.50	**16.82**

Saipem and S&P MIB - Average monthly prices January 2004-March 2009


Price in euro Saipem shares
S&P MIB value
2004
2005
2006
2007
2008
2009
33.00
29.50
26.00
22.50
19.00
15.50
12.00
8.50
5.00
48,000
43,500
39,000
34,500
30,000
25,500
21,000
16,500
12,000
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3
Saipem
S&P MIB

Glossary

FINANCIAL TERMS

Contribution from operations: Operating profit before general and administrative expenses.

IFRS International Financial Reporting Standards: issued by IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise of: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to principles issued after May 2003. Principles issued before May 2003 have maintained the denomination IAS.

Leverage: the degree to which the company is utilising borrowed money. It is the ratio between net financial debt and shareholders' equity inclusive of minority interest.

ROACE: return on average capital employed. The ratio between net profit before minority interest plus after-tax net financial expenses deriving from net financial debt, over average net capital employed.

OPERATIONAL TERMS

Buckle detection: system that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion.

Conventional waters: depth of up to 500 metres.

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Decommissioning: undertaken in order to end operations of a gas pipeline, associated plant and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

Deep waters: depths of over 500 metres.

Drillship: vessel equipped with self-propulsion system, capable of carrying out drilling operations in deep waters.

Dynamically Positioned Heavy Lift Vessel: vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, Construction): a type of contract typical of the Onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): a type of contract typical of the Offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start-up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

Flare: tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

Floatover: type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Hydrotesting: operation involving high pressure (higher than operational pressure) water being pumped into a pipeline to ensure that it is devoid of defects.

Hydrotreating: refining process aimed at improving the characteristics of oil fractions.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations.

J-laying: method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble the letter 'J'. This configuration is suited to deep-water pipe laying.

LNG: Liquefied Natural Gas is obtained by cooling natural gas to minus 160 °C. At normal pressure gas is liquefied to facilitate its transportation from the place of extraction to that of processing and/or utilisation. One tonne of LNG equates to 1,500 cubic metres of gas.

LPG: Liquefied Petroleum Gases, produced in refineries through the fractionation of crude oil and subsequent processes, liquid petroleum gases exist in a gaseous state at ambient temperatures and atmospheric pressure, but change to a liquid state under moderate pressure at ambient temperatures, thus enabling large quantities to be stored in easy to handle metal pressure vessels.

Midstream: sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Moon pool: opening in the hull of a drillship to allow for the passage of operational equipment.

Mooring buoy: offshore mooring system.

Offshore/Onshore: the term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Pig: piece of equipment used to internally clean, descale and survey a pipeline.

Piggy backed pipeline: small-diameter pipeline, fixed to a larger pipeline, used to transport a product other than that of the main line.

Pile: long and heavy steel pylon driven into the seabed; a system of piles is used as the foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from water pressure.

Piping and Instrumentation Diagram (P&ID): diagram showing all plant equipment, piping and instrumentation with associated shutdown and safety valves.

Pre-commissioning: comprises pipeline cleaning out and drying.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Rig: drilling installation comprising the derrick, the drill deck, which supports the derrick, and ancillary installations that enable the descent, ascent and rotation of the drill unit as well as mud extraction.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely Operated Vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble the letter 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water pipelaying.

Slug catcher: equipment for the purification of gas.

Sour water: water containing dissolved pollutants.

Spar: floating production system, anchored to the seabed by means of a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

Spare capacity: ratio between production and production capacity, i.e. the quantity of oil in excess of demand.

Spool: connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.

Stripping: process through which volatile compounds are removed from the liquid solution or the solid mass in which they have been diluted.

Surf facilities: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tender-assisted drilling unit: offshore platform complete with drilling tower, connected to a drilling

support tender vessel housing all necessary ancillary infrastructure.

Tendons: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension Leg Platform (TLP): fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

Tie-in: connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

Topside: portion of platform above the jacket.

Trenching: burying of offshore or onshore pipelines.

Trunkline: oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

Umbilical: flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Vacuum: second stage of oil distillation.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

82.4776



Operating review



NEW CONTRACTS AND BACKLOG

Saipem Group - New contracts awarded as at December 31

(€ million)	2007 (1)		2008	
	Amount	%	Amount	%
Saipem SpA (2)	1,957	17	**5,935**	**43**
Group companies	9,888	83	**7,925**	**57**
Total	**11,845**	**100**	**13,860**	**100**
Offshore	3,496	30	**4,381**	**32**
Onshore	6,070	51	**7,522**	**54**
Offshore Drilling	1,644	14	**760**	**5**
Onshore Drilling	635	5	**1,197**	**9**
Total	**11,845**	**100**	**13,860**	**100**
Italy	574	5	**831**	**6**
Abroad	11,271	95	**13,029**	**94**
Total	**11,845**	**100**	**13,860**	**100**
Eni Group	1,923	16	**540**	**4**
Third parties	9,922	84	**13,320**	**96**
Total	**11,845**	**100**	**13,860**	**100**

(1) Data were restated to include the effects of the disposal of Camom sa and Haldor Topsøe AS (€166 million).
(2) 2008 data includes Snamprogetti SpA, merged by incorporation as of January 1, 2008.

New contracts by geographical area
(€ million)



831	Italy
1,398	Rest of Europe
914	Russia*
1,235	Saudi Arabia
981	Rest of Asia
4,572	North Africa
2,629	West Africa
1,300	Americas

(*) Russia includes Kazakhstan and Azerbaijan.

Backlog by geographical area
(€ million)



435	Italy
2,359	Rest of Europe
419	Russia*
2,354	Saudi Arabia
2,059	Rest of Asia
4,977	North Africa
3,942	West Africa
2,560	Americas

(*) Russia includes Kazakhstan and Azerbaijan.

New contracts awarded to the Saipem Group in 2008 amounted to €13,860 million (€11,845 million in 2007).
54% of all contracts awarded were in the Onshore sector, 32% in the Offshore sector, 5% in the Offshore Drilling sector and 9% in the Onshore Drilling sector.
New contracts to be carried out abroad made up 94% and contracts awarded by Eni Group companies 4% of the overall figure. Finally, orders awarded to the Parent Company Saipem SpA amounted to 43% of the overall total.

The backlog of the Saipem Group as at December 31, 2008 stood at a record level of €19,105 million.
The breakdown of the backlog by sector is as follows: 48% in the Onshore sector, 24% in the Offshore sector, 20% in Offshore Drilling and 8% in the Onshore Drilling sector.
98% of all orders are with overseas clients, while orders from Eni Group companies represented 13% of the overall backlog. Finally, the Parent Company Saipem SpA accounted for 49% of the total order backlog.

Saipem Group - Backlog as at December 31

(€ million)	2007		2008	
	Amount	%	Amount	%
Saipem SpA [1]	3,931	26	**9,453**	**49**
Group companies	11,459	74	**9,652**	**51**
Total	**15,390**	**100**	**19,105**	**100**
Offshore	4,215	27	**4,682**	**24**
Onshore	7,003	45	**9,201**	**48**
Offshore Drilling	3,471	23	**3,759**	**20**
Onshore Drilling	701	5	**1,463**	**8**
Total	**15,390**	**100**	**19,105**	**100**
Italy	799	5	**435**	**2**
Abroad	14,591	95	**18,670**	**98**
Total	**15,390**	**100**	**19,105**	**100**
Eni Group	3,399	22	**2,548**	**13**
Third parties	11,991	78	**16,557**	**87**
Total	**15,390**	**100**	**19,105**	**100**

(1) 2008 data includes Snamprogetti SpA, merged by incorporation as of January 1, 2008.

CAPITAL EXPENDITURE

Capital expenditure in 2008 amounted to €2,044 million (€1,636 million in 2007).
The principal investment projects completed in 2008 were: in the Offshore sector, the FPSO Gimboa, contracted with Sonangol P&P; an accommodation barge and two utility barges for Agip KCO; Drilling Offshore: the Perro Negro 7 jack-up contracted with Saudi Aramco, and a tender assisted drilling barge contracted with Eni Congo SA; in the Onshore Drilling sector, the purchase/construction of 27 rigs, contracted with various clients, mainly in Latin America.
The following table provides a breakdown of capital expenditure:

Capital expenditure (€ million)	2007 [1]	**2008**
Saipem SpA [2]	149	**219**
Other Group companies	1,487	**1,825**
Total	**1,636**	**2,044**
Offshore	575	**763**
Onshore	101	**60**
Drilling Offshore	693	**796**
Drilling Onshore	267	**425**
Total	**1,636**	**2,044**
Technical	1,344	**1,854**
FPSO	292	**190**
Total	**1,636**	**2,044**

(1) Data were restated to include the effects of the disposal of Camom sa and Haldor Topsøe AS (€8 million).
(2) 2008 data includes Snamprogetti SpA, merged by incorporation as of January 1, 2008.

Details of capital expenditure for the individual business units are provided in the following paragraphs.

OFFSHORE



General overview

The Saipem Group possesses a strong, technologically advanced and highly-versatile fleet and world class engineering and project management expertise. These unique capabilities and competences, together with a long-standing presence in strategic frontier markets represent an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation, Construction) projects. The Group can boast a fleet of semi-submersible vessels equipped with state-of-the-art technologies, the most noteworthy of which is the Saipem 7000, thanks to its dynamic positioning system, 14,000-tonne lifting capacity and capability to lay subsea pipelines in ultra-deep waters using the 'J-lay' system, which can handle a suspended load of up to 1,450 tonnes during pipelay operations. Other vessels include the Castoro Sei, capable of laying large diameter subsea pipelines, the Field Development Ship (FDS), a special purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system, a 600-tonne lifting capacity crane, and a vertical pipelaying system able to work in water depths of up to 2,000 metres and the Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring

systems in deep waters and installing subsea structures of up to 2,200 tonnes.
Saipem also enjoys a strong position in the subsea market, thanks to its use of highly sophisticated technologies, such as subsea ROVs (Remotely Operated Vehicles) and specially-equipped robots capable of carrying out complex deep-water pipeline operations.
Furthermore, Saipem's strengthening of its design expertise in the floating production sector and its ability to manage turnkey projects have enabled the Group to successfully market itself as an operator in the Leased FPSO sector, with a fleet comprising the FPSO Cidade de Vitoria and the FPSO Gimboa, which is currently being readied for service. The floating production storage and offloading vessel FPSO Mystras, in which Saipem held a 50% stake, has been sold.

Market conditions

Conditions in 2008 in the Offshore market were favourable for a large part of the year due to very high oil prices and sustained demand.
In spite of the financial turmoil that hit the global economy from the third quarter of the year on, 2008 saw, for the sixth consecutive year, a double digit increase in investments in both the Upstream Offshore and Onshore areas, which was estimated at around 22%.
The crisis has, however, generated a climate of uncertainty. The effects on the Offshore sector of the restrictions on credit and the slump in oil prices are hard to forecast, but analysts and operators alike tend to agree that the impact on investment plans announced before the crisis began is likely to be generally limited.
The crisis is only expected to have a significant impact on 'marginal projects' for the development of smaller fields by minor operators in areas such as Asia-Pacific, the North Sea and the Gulf of Mexico, while the effect on major deepwater projects developed by the industry's principal operators - which are based on long-term strategies and reserve replacement requirements - is likely to be much more limited.

For a significant part of the year, the Offshore market was sustained by strong demand, which allowed day rates for installation vessels to remain high in spite of the entry into service of new vessels (in particular support vessels). The arrival of the crisis mainly led to the postponement of investments in new vessels, with cancellations a much rarer occurrence.
The fixed platform market performed very well, due to the large volumes of installation activities carried out, while overall investments (engineering, procurement, construction and installation activities) recorded significant growth over 2007 due to an increase in sales volumes and higher prices, totalling approximately 14 billion dollars worldwide. Growth in the sector was highest in the Asia-Pacific area, where it was concentrated particularly on smaller structures with a topside weighing less than 1,000 tonnes.
The 2008 figures recorded for FPSO vessel installations represented a marked improvement on the figures for 2006-2007 period, during which growth was nonetheless good. Growth was particularly sustained in the Asia-Pacific area and in West Africa.
The worldwide backlog for new FPSOs continued to remain high, although a drop off was seen compared with the record numbers in 2007. At year end, there were 37 FPSOs on order, of which 28 were conversions and 9 were new units. The busiest areas for business were Brazil and West Africa.
The drop in orders was accompanied by a fall in the number of shipyards building new floating production units. The decrease was particularly marked in Asia, which remains, however, the key area for this sector of activity.
Meanwhile, the trend for building FPSOs on a speculative basis, which took off during the industry's boom period, would appear to have come to a definitive halt as a result of the tightening credit conditions and low oil prices. The financial crisis has caused delays and cancellations on a large number of orders and compromised the financial health of smaller enterprises set up specifically for market entry.

Significant growth was recorded overall in the subsea installations sector, focused in particular on West Africa, where the market - driven by deepwater developments - has been buoyant for the past 3 to 4 years. Record figures were also recorded in this sector in the Gulf of Mexico.
The North Sea market meanwhile, which is the biggest market for shallow water developments, saw significant growth in relation to the development of marginal fields, a trend sustained by the high oil prices that prevailed for most of the year.

The pipelaying sector remained at the record low levels seen in 2007, with the large-diameter segment in particular continuing to perform badly, mainly due to the absence of large scale projects in the North Sea area. Business was, however, good in the small diameter segment, in which significant growth was recorded in the Asia-Pacific area.

New contracts

The most significant contracts awarded to the Saipem Group during the year were:

- for Nord Stream AG (international joint venture formed by Gazprom, BASF/Wintershall, E.ON Ruhrgas and NV Nederlandse Gasunie), the Nord Stream contract involving the laying of a gas pipeline composed of two parallel pipes that will link Vyborg in Russia with Greifswald in Germany across the Baltic Sea;
- for Elf Petroleum Nigeria (Total), the Usan EPIC (Engineering, Procurement, Installation, Construction) project for the subsea development of the Usan deepwater field, located approximately 160 km south of Port Harcourt in Nigeria. The contract encompasses the engineering, procurement, fabrication, installation and assistance to commissioning and start-up for subsea umbilicals, flowlines and risers connecting the 42 subsea wells to the FPSO system, as well as the construction of the oil loading terminal, consisting of an offloading buoy and two offloading lines, and part of the FPSO anchoring system;
- for OLT Offshore LNG Toscana, the construction of a floating LNG regasification terminal off the coast of Livorno, Italy. The contract comprises the conversion of the gas carrier vessel Golar Frost, provided by the client, into a floating LNG regasification terminal, in addition to all offshore works necessary for installation and commissioning;
- for Burullus Gas Co, the Sequoia EPIC contract in Egypt, comprising the engineering, procurement, installation and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline;
- for BP Exploration (Caspian Sea) Ltd, an Underwater Service Contract Long Term Agreement in Azerbaijan, comprising inspection, maintenance and repair works of BP offshore infrastructure in the Azerbaijan offshore, including for platforms previously installed by BP Exploration;
- for Petrobras, the contract for the construction of the Uruguà-Mexilhao gas pipeline in the Santos Basin off the coast of Brazil, comprising transport, installation and testing of the pipeline linking the FPSO Cidade de Santos, located in the Exploratory Block BS-500, in 1,372 metres of water, to a gas platform in 172 metres of water in the Uruguà field;
- for Total E&P Angola, the Block 17 EPIC contract, in Angola, consisting of exporting gas from Block 17 gas for injection into two oil depleted reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform.

Capital expenditure

The most significant investments in this sector included:

- the continuation of investment in a new pipelayer, Castor One, equipped with dynamic positioning, designed for laying large diameter pipes in arctic conditions/deep waters;
- the continuation in Kazakhstan, for Agip KCO, of the programme for the development of the Kashagan field in Kazakhstan;
- the beginning of investments for the construction of the new Saipem FDS 2 deepwater field development ship;
- the beginning of construction works on a new diving support vessel;
- the conversion of the tanker Magdeleine into an FPSO unit called FPSO Gimboa, due to operate in Angola on behalf of Sonangol P&P;
- strengthening of the operating bases/yards in West Africa and Saudi Arabia;
- the continuation of investments for the construction of a new fabrication yard in Indonesia;
- upgrading and integration works on the fleet's main vessels.

Work performed

Activities in 2008 consisted of the laying of approximately 815 km of pipelines and the installation of 24,835 tonnes of plant and equipment.
The main projects were as follows.

In the northern Adriatic, various facilities and pipeline systems were installed under the **Framework Agreement** signed during the year with InAgip doo. The works were carried out using the S355 derrick lay barge and the Bar Protector, a dynamically positioned diving support vessel.
Following the completion of the preparatory activities and vessel mobilisation, pipelaying operations were carried out on the **Adriatic LNG** project for Terminale GNL Adriatico, using the pipelay vessel Crawler. The project encompassed the laying of a gas pipeline at Porto Levante, connecting a regasification plant under construction to the national grid, in addition to the laying of fibre optic cables linking the regasification plant to onshore facilities. Installation works necessary to complete the project are currently being carried out by the S355.

In the Mediterranean Sea, Saipem also carried out the following works:

- the EPIC-type **West Delta Deep Concession Phase IV** project, for Burullus Gas Co, in Egypt, was completed. The project comprised the design, engineering, procurement, construction, installation and commissioning of subsea systems for the development of eight new wells on the production fields Scarab/Saffron and Simiam. This contract, for the development of a gas field in deep waters, was the first of its kind to be awarded to Saipem. All of the subsea production facilities and pipelines were installed using the Saipem FDS deepwater field development ship;
- following the completion of the shore approach construction and pipelaying activities on the Spanish side, testing and pre-commissioning is underway on the EPIC project **Medgaz**, for Medgaz, which encompasses the installation of a subsea pipeline system for the transportation of natural gas from Algeria to Spain across the Mediterranean Sea. The works are being carried out using the semi-submersible, self-propelled, pipelay vessel S7000, the semi-submersible pipelay vessel Castoro Sei and the pipelay vessel Crawler;
- works were completed on the **Denise Pliocene** project for Petrobel in Egypt, which comprised engineering, project management, transport and installation of a pipeline connecting the el Gamil gas processing plant with a platform located on the Denise Pliocene gas field. The operations were carried out using the pipelay vessel Crawler and the S355 derrick lay barge;
- pipelaying operations were completed on the **Hasdrubal** project for BG Tunisia Ltd, in Tunisia, which encompassed procurement, installation and commissioning of a subsea pipeline connecting the Hasdrubal field, approximately 350 kilometres south-east of Tunis, to an onshore terminal. The operations were carried out utilising the pipelay vessel Crawler;
- following the completion of the engineering and procurement phases and the construction of the platform at the Arbatax site, the end of the year saw the installation of the platform, using the pipelay vessel Crawler and the beginning of pipelaying activities on the **Maamoura** project for Eni Tunisia BV, as part of an EPIC contract which encompasses project management, engineering, procurement, fabrication and installation of a platform and the laying of two pipelines;
- following the completion of the tunnel excavation works for the pipeline landfall in Ibiza, construction work is ongoing on the **Balearic** project, for Enagas SA in Spain, which encompasses project management, engineering, transport and installation of two gas pipelines, connecting mainland Spain to Ibiza and Ibiza to Mallorca. The works are being carried out using the semi-submersible pipelay vessel Castoro Sei and the pipelay vessel Crawler;
- the **Rosetta Phase III** project awarded during the year by Rashid Petroleum Co, was completed. The project encompassed the transport and installation of subsea pipelines and related structures to carry gas from three subsea gas wells. The works were carried out using the S355 derrick lay barge;
- engineering and procurement activities were completed and construction and pipeline coating activities began on the **Sequoia** project in Egypt for Burullus Gas Co, which encompasses engineering, procurement, installation and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline.

In Saudi Arabia, following the signing of a **Long Term Agreement** with Saudi Aramco for the engineering, procurement, fabrication, transport and installation of structures, platforms and pipelines offshore Saudi Arabia, works continued on the construction of a new fabrication yard at Dammam. The year end saw the commencement of construction works on platforms which will be installed in the next few years.

In the Far East, Saipem carried out the following projects:

- the EPIC-type **Thai Oil** contract for Thai Oil Public Co Ltd, for the construction of oil offloading facilities for the Sri Racha refinery in the Gulf of Siam was completed. The contract comprised engineering, procurement, construction, installation and commissioning of a buoy mooring system, a subsea pipeline and associated shore facilities. Operations were carried out utilising the pipelay vessel Castoro Otto;
- for Offshore Oil Engineering Co Ltd, additional works requested by the Client involving the installation of four new pipelines, two in the Wenchang field and two in the Weizhou field were completed on the **Wenchang Oil Field Development** project in China. The project initially comprised the installation of two pipelines utilising the semi-submersible pipelay vessel Semac 1;
- the **Ravva Block Pipeline** project in India, for Cairn Energy, was completed. The project, which was awarded during 2008, comprised the installation of

four pipelines. The operations were carried out by the trench barge Castoro 10;
- following the installation of two platforms in 2006 utilising the derrick pipelay ship Castoro Otto and the completion in 2007 of the offshore works, 2008 saw the completion of pre-commissioning activities on the two EPIC contracts as part of the **Tangguh LNG Project** in Indonesia for BP Berau Ltd. The project comprised engineering, procurement, construction and installation of two platforms and two subsea pipelines. The operations were carried out utilising the pipelay vessel Castoro Otto and the trench barge Castoro 10;
- works are ongoing on the EPIC-type **Taichung/Tungshiao/Tatan** pipeline project for Chinese Petroleum Corp, off the Taiwanese coast, comprising engineering, part of the procurement scope, laying, testing and pre-commissioning for a pipeline supplied by the Client. Operations were carried out utilising the semi-submersible pipelay vessel Semac 1;
- pre-commissioning activities were completed on the EPIC-type **PTT-TTM New Gasline** project for PTT Public Co Ltd, in Thailand, which comprised engineering, transport, installation, pre-commissioning and commissioning of a pipeline supplied by the Client. Pipelaying operations were completed utilising the semi-submersible pipelay vessel Semac 1;
- pipelaying works continued on the **Ledong** project for COOEC, which encompasses the transportation and installation of a jacket in the Ledong field in China. Operations were carried out utilising the semi-submersible pipelay vessel Semac 1;
- engineering and procurement works are currently being carried out on the **North Belut** project for ConocoPhillips in Indonesia, which comprises engineering, procurement, transport and installation of topsides for a process platform.

In Australia, Saipem carried out the following projects:
- installation works using the pipelay vessel Castoro Otto are ongoing on the EPIC-type **Blacktip** project for Eni Australia Ltd, comprising engineering, procurement, construction, installation and commissioning of a production platform and associated subsea pipeline system for transporting oil & gas to an onshore terminal;
- works were completed on the **Montara** project for Coogee Resources, which encompassed project management, engineering and installation of a pipeline using the pipelay vessel Castoro Otto.

In West Africa, Saipem carried out the following works:
- installation and deep-water pipelaying operations by the pipelay vessel Saipem FDS continued on the EPIC-type **AKPO** project in Nigeria for Total Upstream Nigeria Ltd, which comprises engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers, as well as the construction of an oil offloading system, the installation of an FPSO mooring system and the laying of a gas pipeline between the FPSO and the Amenam AMP2 platform;
- project completion activities are underway on the EPIC-type **Awa Paloukou** project for Eni Congo SA in Congo, which encompasses engineering, procurement, transport, installation, hook-up and pre-commissioning of a platform, as well as the laying of an interconnecting pipeline linking the platform to the Djeno terminal. Pipelaying operations were carried out by the derrick lay barge Castoro II;
- project management and engineering activities progressed on the **Block 17** EPIC contract in Angola, for Total E&P Angola, which involves exporting gas from Block 17 for injection into two oil depleted reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform;
- fabrication and offshore works are progressing, utilising the work barge Saibos 230 and the self-propelled derrick crane vessel Saipem 3000, as part of the EPIC-type **FARM** project for Cabinda Gulf Oil Co Ltd, in Angola, which comprises the construction of 10 flare stacks and modifications to the gas combustion and discharge systems for 14 platforms in Block 0, which are located off the coast of Cabinda province;
- following the completion of pipelaying operations utilising the derrick lay barge Castoro II in 2007, 2008 saw the completion of the EPIC-type **Mafumeira** project for Cabinda Gulf Oil Co Ltd, in Angola, with the installation of risers and spools utilising the derrick crane vessel Saipem 3000. The project encompassed engineering, procurement, transport and installation of two subsea pipelines in the Mafumeira field, located in Block 0 off the Angolan coast;
- following the completion of project management and installation engineering activities, offshore works are underway on the EPC-type **Malongo Oil Export** project on behalf of Cabinda Gulf Oil Co Ltd in Angola, which encompasses project management, engineering, transport and installation of a pipeline;

- engineering, procurement, construction and installation activities are progressing on the EPIC-type **Olowi** project for CNR International (Olowi), for the development of the Olowi field in Gabon, comprising engineering, procurement, construction and installation of three wellhead towers, three platforms and associated umbilicals. Installation of the first platform was carried out by the derrick lay barge Castoro II;
- engineering and procurement activities began on the EPIC type **Usan** project for Elf Petroleum Nigeria (Total), relating to the subsea development of the Usan deepwater field, located approximately 160 km south of Port Harcourt in Nigeria. The contract encompasses the engineering, procurement, construction, installation, and assistance to commissioning and start-up for subsea umbilicals, flowlines and risers connecting subsea wells to the FPSO system, as well as the construction of the oil loading terminal, consisting of an offloading buoy and two offloading lines, and part of the FPSO anchoring system.

Saipem carried out the following works in the North Sea utilising the vessels Castoro Sei and/or Bar Protector and other support vessels:.
- the EPIC-type **Dunbar** project for Total Exploration & Production UK in the British sector of the North Sea, comprising the replacement of an interconnecting pipeline and spools linking the Dunbar and Alwyn platforms;
- the **Halfdan Northeast Phase 3** project for Maersk Olie og Gas AS, in Denmark, comprising construction engineering, procurement, construction, testing and commissioning of two jackets, one deck and an interconnecting gangway;
- the **Ettrick** project on behalf of Nexen Petroleum UK Ltd, comprising engineering, construction and installation of a mooring system and FPSO risers, flexible pipes and umbilicals.

In addition, preparatory work continued on the **Nord Stream** project for Nord Stream AG (international joint venture formed by Gazprom, BASF/Wintershall, E.ON Ruhrgas and NV Nederlandse Gasunie). The contract involves the laying of a gas pipeline composed of two parallel pipes that will link Vyborg in Russia with Greifswald in Germany across the Baltic Sea.

Again in the North Sea, Saipem continued installation operations using the vessel Saipem 7000 on the following projects:
- the **Frigg and MCP-01 Decommissioning** project for AKOP (Aker Kvaerner Offshore Partners), comprising the removal and transportation of a jacket and seven platforms from the Frigg and MCP-01 gas fields;
- the **Tyrihans** project for Statoil Hydro Petroleum AS, comprising the transportation and installation of a module for the Kristin platform, in Norway;
- the **Morvin** project for Statoil Hydro Petroleum AS, comprising the transportation and installation of two subsea structures in Norway;
- the **Valhall** project for Statoil Hydro Petroleum AS, comprising the transportation and installation of five interconnecting bridges and two wellhead towers for the Valhall field in Norway;
- the **Troll A** project for Statoil Hydro Petroleum AS, comprising the transportation and installation of two compressors for the Troll A platform, in Norway;
- the **Heimdal** project for Statoil Hydro Petroleum AS, comprising the transportation and installation of a module for the main platform of the Heimdal field in Norway.

In Azerbaijan:
- on the **Azeri-Chirag-Gunashli** field development project for AIOC (Azerbaijan International Operating Co), following the completion of construction, transport and installation activities on the remaining structures, 2008 saw repair works carried out and the operation of one of the Client's vessels. The project comprised three separate contracts and involved the construction of six jackets, three templates and associated piles, and the transport and installation of five drilling templates, six drilling platforms and two production platforms;
- activities began on the **Underwater Service Contract Long Term Agreement** in Azerbaijan, for BP Exploration (Caspian Sea) Ltd, comprising subsea inspection, maintenance and repair works of BP offshore infrastructure in the Azeri offshore, including for platforms previously installed by BP Exploration.

In Kazakhstan, for Agip KCO, as part of the programme for the development of the Kashagan field in the Kazakh waters of the Caspian Sea:
- the installation of onshore facilities and offshore pipelaying operations continued as part of the **Kashagan Trunkline and Production Flowlines** project. The project comprises engineering, procurement, coating, laying and commissioning of pipelines, fibre optic cables and umbilicals. Pipes were supplied by the Client;

- the activities planned for 2008 based on the schedule supplied by the Client continued as part of the **Kashagan Piles and Flares** project. A further five barges, containing plant modules, piperacks and piles have been installed. The contract comprises construction, assembly, transport and installation of piles and flares, and sixteen barges to accommodate plant modules. The scope of works also includes the procurement, fabrication and installation of associated mooring and protection structures;
- as part of the preliminary contract for the **Kashagan Hook Up and Commissioning** project, for Agip KCO, vessel modification and refurbishment and engineering activities continued. The contract, awarded in consortium with Aker, comprises all preliminary phases of hook-up and pre-commissioning for the experimental development of the Kashagan field.

For Companhia Mexilhao do Brasil, engineering and installation operations are ongoing as part of the **Mexilhao** contract in Brazil, comprising transport and installation of a jacket, mooring piles and topsides for the PMXL-1 platform, for the Mexilhao field development in the Santos basin, approximately 140 km off the coast of the State of San Paolo.

The **floating production storage and offloading vessel Mystras** operated until May 16, 2008 on behalf of Agip Energy & Natural Resources (Nigeria) Ltd (which has exercised its option to purchase the vessel) on the Okono/Okpoho fields in Nigeria, at water depths ranging from 60 to 130 metres.
The **FPSO Cidade de Vitoria** carried out operations during the year on behalf of Petrobras, as part of an eleven-year contract, on the second phase of the Golfinho field development, situated off the coast of Brazil at a water depth of 1,400 metres.

2008 also saw **maintenance operations** continue on behalf of Eni Exploration & Production on their oil and gas production plants in Italy.

Offshore fleet at December 31, 2008

Saipem 7000	Semi-submersible, self-propelled pipelay and D.P. derrick vessel capable of lifting structures of up to 14,000 tonnes and of 'J-laying' pipelines at depths of up to 3,000 metres.
Saipem FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22' diameter pipe in 'J-lay' configuration and lifting structures of up to 600 tonnes.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60' diameter and lifting structures of up to 2,200 tonnes.
Saipem 3000	Mono-hull, self-propelled D.P. derrick crane ship, capable of laying flexible pipes and umbilicals in deep waters and lifting structures of up to 2,200 tonnes.
Bar Protector	Dynamically positioned diving support vessel used for deep-water diving operations and works on platforms.
Semac 1	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60' diameter and lifting structures of up to 1,000 tonnes.
Castoro 10	Trench barge capable of burying pipes of up to 60' diameter and laying pipes in shallow waters.
Castoro 12	Shallow-water pipelay barge, capable of laying pipe up to 40' diameter in waters of up to 1.4 metres.
S355	Derrick lay barge capable of laying pipe up to 42' diameter and lifting structures of up to 600 tonnes.
Crawler	Derrick lay barge capable of laying pipe up to 60' diameter and lifting structures of up to 540 tonnes.
Saipem Trenching Barge	Post-trenching and back-filling barge for up to 40' diameter pipes in ultra-shallow waters (1.4 metres).
Saibos 230	Derrick pipelay barge capable of laying pipe up to 30' diameter, equipped with a mobile crane for piling, marine terminals and fixed platforms.
Ersai 1 (1)	Technical pontoon equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed. The lifting capacities of the two crawler cranes are 300 and 1,800 tonnes respectively.
Ersai 2 (1)	Work barge equipped with a fixed crane capable of lifting structures of up to 200 tonnes.
Ersai 400 (1)	Accommodation barge for up to 400 people; equipped with antigas shelter for H_2S leaks.
Castoro 9	Cargo barge.
Castoro XI	Heavy-duty cargo barge.
Castoro 14	Cargo barge.
Castoro 15	Cargo barge.
S42	Cargo barge, utilised for storage of S7000 j-lay tower.
S44	Launch cargo barge, for structures of up to 30,000 tonnes.
S45	Launch cargo barge, for structures of up to 20,000 tonnes.
Bos 600	Launch cargo barge, for structures of up to 30,000 tonnes.
Saibos 103	Lightweight cargo barge.
FPSO - Cidade de Vitoria	FPSO unit producing up to 100,000 barrels a day.
FPSO - Gimboa	FPSO unit producing up to 60,000 barrels a day.

(1) Owned by the joint company, managed by Saipem, ER SAI Caspian Contractor Llc.

ONSHORE



General overview

The Saipem Group's Onshore expertise is centred around the execution of large projects with a high degree of complexity in terms of engineering, technology and operations, with a strong bias towards challenging projects in difficult environments and remote areas. Saipem enjoys a position of primacy at the high-end of the market for the provision of engineering, procurement, project management and construction services to the oil & gas industry. Particularly relevant is the emphasis placed on local content during the execution of projects, especially in areas such as the Middle East and West Africa.

In 2008, Saipem consolidated its leading position at the top end of this sector, with new contract awards and the order backlog reaching record levels, mainly due to projects awarded in the Middle East and North Africa. The Group enjoys a long-term and continuing operational presence in the Arabian Peninsula, West Africa, North Africa, Europe, Russia, Kazakhstan and the Indian subcontinent.
2008 saw the continuation of the process that aims to develop the Indian office in Chennai into a fully-fledged hub. The goal is to increase operational efficiency in a country which offers a mix of effectiveness and a wealth

of human and technical resources. During the year, the Chennai office carried out work for the first time on an EPC project (in Kuwait).

Market conditions

Economic conditions for investments in the Onshore sector were particularly favourable for most of 2008, sustained by steadily growing demand and by very high energy prices. The financial crisis that affected the global markets from the third quarter on created a climate of economic uncertainty. The slump in oil prices could lead in the short-term to some oil companies (especially smaller ones) reviewing their investment plans and to a slowdown in the award of new projects for the construction of energy infrastructure, including in the Onshore sector.
As in recent years, 2008 saw significant levels of investment in plants for the production, transport and processing of oil and gas. In spite of the current climate of uncertainty, the medium to long-term outlook is essentially solid. Although economic growth in Asia (in particular China and India) and in other fast-growing economies (Brazil, Middle East, Russia) is likely to be affected by the current economic climate, it should continue to drive energy demand upwards and, with it, oil and natural gas production. Moreover, the increasingly rapid depletion of current oil fields - especially the most mature fields - means that each year, new production capacity of approximately 4-5 million barrels a day is required (equal to half of the current production capacity of Saudi Arabia).
Investments in the upstream sector (oil and natural gas production) remained at significantly high levels during 2008 and were highest in the Middle East, North Africa and North America. The drop in oil prices in the last few months of the year led to the postponement of less profitable projects, with the oil sands projects in Canada hit particularly hard.
The growing demand for oil and gas in both traditional oil consuming countries and developing countries continued to drive demand for the installation of new transportation pipelines, with investments in 2008 rising again compared with the previous year, to historically high levels. The increasing geopolitical tensions in certain key areas, such as Russia, India and the Middle East, are hastening plans to adopt alternative pipeline routes, while the modernisation of existing infrastructures (especially in North America and Russia) will see their replacement with new advanced technologies. The fall in global energy demand may lead in the short-term to the postponement of the installation of more challenging or costly land pipelines, such as those planned in Alaska, Latin America and Africa.
The market for liquid natural gas - which boasts much higher supply flexibility than pipeline gas - continued to grow during the year. In terms of plant construction, the sector's growth period - which started at the beginning of the new millennium and saw a large number of major projects commissioned - would now appear to have come to an end, although a number of major contracts were awarded in 2008 (i.e. Algeria), and, most interestingly, projects for the construction of new gas liquefaction plants in Nigeria, Angola, Australia and Papua New Guinea and for large regasification terminals in both traditional markets and developing countries (i.e. South-East Asia, China and India) are currently being examined. However, the high cost of these projects, combined with their increasing technological complexity and the current production overcapacity caused by the entry on to the market of a number of recently constructed plants may shortly begin to lead to a slowdown in the award of new contracts.
Investments in the refinery sector grew massively in 2008, in line with the growth already recorded during previous years. Investments mainly related to the construction of new export facilities (Middle East, North Africa) and the satisfaction of high levels of internal demand in fast-growing economies (i.e. Asia). A number of refinery modernisation projects were commenced in North America, with the aim of enabling the plants to handle the heavier crudes (i.e. synthetic crudes) derived from Canadian oil sands. Recent months, however, have seen the postponement of a number of contracts for the construction of major new refineries. The boom in the construction of new refineries seen during the last 3-4 years, combined with the expectations of low growth in global demand may lead shortly to production overcapacity and, consequently, to the postponement of a number of construction projects. However, the increasingly stringent regulations concerning oil derivatives in developed nations and the decline in available crude quality should help drive investments in new treatment plants in Europe, North America and the Far East.
Investments made in 2008 in the petrochemical sector (ethylene, plastics and fertiliser) remained high, but were lower than the figures recorded in the three previous years. New world-scale plants were constructed in areas where cheap feedstock is available (i.e. the Middle East, North and West Africa) and/or areas where there is strong growth in domestic demand

(Asia). In this context, the Middle East is destined to consolidate its role as main global producer, at the expense of developed countries (i.e. North America and Western Europe). As in the refinery sector, the petrochemical sector was also hit by the postponement of a number of important projects (particularly in the Middle East) and may be negatively affected by production overcapacity caused by recent high investment levels and the drop in the demand growth rate.

New contracts

The most significant contracts awarded to the Group during 2008 were:

- for Sonatrach, the EPC-type LNG GL3Z Arzew contract in Algeria, which comprises engineering, procurement and construction of a liquefaction plant and the construction of utilities, a generator set and jetty;
- for Saudi Aramco, the EPC contract for the construction of gas/oil separation trains at the Manifa Field in Saudi Arabia. The project encompasses the engineering, procurement and construction of three gas/oil separation trains (GOSP), gas dehydration, crude inlet manifolds and the flare gas system;
- for Sonatrach, the EPC contract in Algeria for the construction of infrastructure of an LPG treatment plant in the Hassi Messaoud oil complex. The contract comprises the engineering, procurement and construction of three LPG trains;
- for Total Exploration and Production Nigeria Ltd - TEPNG (operator of the joint venture NNPC/TEPNG), the EPC contract OML 58 Upgrade in Nigeria, comprising engineering, procurement, construction and commissioning of new units along with the demolition and decommissioning of existing units at the gas treatment plants of Obagi and Obite. The contract will be carried out in consortium (Saipem being the leader) with Desicon Engineering Ltd and Ponticelli;
- for Kuwait Oil Co (KOC), an EPC contract in Kuwait covering the engineering, procurement, construction and commissioning of a new gas booster station consisting of two trains for gas compression and dehydration. The gas will be subsequently conveyed to the Mina Al Ahmadi refinery;
- for Bechtel Overseas Corp, the contract for the construction of the containment systems as part of the overall project for the construction of a liquefied natural gas (LNG) plant and related facilities, close to the town of Soyo, Republic of Angola. The contract involves the construction of five containment tanks.

Capital expenditure

Capital expenditure in the Onshore sector focused mainly on the acquisition and readying of plant and equipment necessary for the execution of projects in Saudi Arabia, Nigeria and Algeria.
Meanwhile, preparatory activities started on the machinery and equipment required to carry out projects awarded to the Group during the year.

Work performed

Onshore activities during the year comprised of the laying of 683 km of pipe of various diameters and the installation of 163,137 tonnes of equipment.
The most significant works are detailed below by geographical area.

In Saudi Arabia, for Saudi Aramco:

- activities are progressing on the **Khurais Crude Facilities** project for the construction of a gas-oil separation plant (GOSP) as part of the development of the Khurais oil field in Saudi Arabia, situated approximately 180 km north-east of Riyadh. The contract comprises engineering, procurement construction and commissioning of four gas-oil separation trains, as well as production infrastructure;
- activities are progressing on the **Khurais Utilities and WIPS** project, which forms part of the programme for the development of the Khurais complex. The contract comprises engineering, procurement, construction, installation and commissioning of pumping stations, which inject water from the Qurayyah water treatment plant into the Khurais field as well as all necessary utilities;
- activities are being completed on the **Qurayyah Seawater Treatment Plant** project, comprising the expansion of the plant and injection of seawater into the oil fields to support oil production operations;
- activities have been completed on the **Khursaniyah** project, which comprised engineering, procurement and construction of a gas-oil separation plant. The contract included the construction of two gas-oil separation trains and a series of production infrastructure facilities;
- construction activities have been completed on the **Hawiyah** project, comprising the construction of a gas treatment plant, which feeds an LNG recovery unit;

- activities have been completed on the **EWG-1** project, for the oil to gas conversion of the East-West pipeline which will service the industrial area of Yanbu. The project comprised operations to purge the existing pipeline of oil, and the construction, installation and commissioning of new sections of pipeline and associated infrastructure.

In Qatar:
- activities are progressing on the EPC-type contract **Qafco 5** for Qatar Fertiliser Co SAQ in Qatar, comprising engineering, procurement, construction and commissioning of two new ammonia and urea production plants and associated service infrastructure in the industrial area of Qafco, in the city of Mesaieed. The contract was awarded in consortium with Hyundai Engineering & Construction Co Ltd;
- works are ongoing on the **LLPDE Plant** project, for the construction of a polyethylene plant for Qatofin;
- engineering and procurement activities are progressing on the EPC-type **Pearl Gas To Liquids (GTL)** project for Qatar Shell Ltd, comprising the construction of a waste water treatment plant in the industrial city of Ras Laffan. The contract was awarded to a consortium formed by Al Jaber and the 50-50 joint venture comprising Saipem and OTV.

Operations are nearing completion on the EPC-type **Ruwais** project in the United Arab Emirates for Gasco, which comprises the construction of a fractionation train and the expansion of associated facilities, including the construction of a new loading dock and new refrigerated tanks.

Construction is underway in Pakistan for **Engro Chemical Pakistan Ltd (ECPL)**, on the project for the supply of technology licenses, engineering, procurement and supervisory activities relating to the construction of a plant for the production of ammonia and urea, including all service infrastructures. The plant will be located in Daharki, approximately 450 km north-east of Karachi.

In Algeria, for Sonatrach:
- construction is underway on the EPC-type **UBTS (Unité de Traitement du Brut et de sa Stabilisation)** project, which includes the engineering, procurement and construction of a crude oil treatment and stabilisation plant, comprising three trains, one maintenance unit, four stocking units and a 45-km pipeline transporting oil, water and gas;
- construction is underway on the EPC-type project **LZ2 Hassi R'mel-Arzew** for the installation of a new LPG pipeline connecting the Hassi R'mel gas field, in central Algeria, to the oil exporting area of Arzew, located on Western Algeria's Mediterranean coast. The contract was awarded in partnership with Lead Contracting.

In Morocco, works are progressing on the EPC-type project for the expansion of the **Samir** refinery, which comprises the construction of a vacuum unit, a hydro-cracking and a hydro-treating unit, as well as sulphur recovery, amine regeneration, sour water stripper units and the development of existing refinery utilities. The contract is being carried out in consortium with the Turkish company Tekfen.

In Nigeria:
- construction is underway on behalf of Shell Petroleum Development Co on the EPC-type **Nembe Creek-Cawthorne Channel** project, comprising the construction, installation and commissioning of a pipeline connecting San Bartholomew to Cawthorne Channel, and the decommissioning of an existing pipeline and ancillary facilities;
- works are ongoing on behalf of Chevron-Texaco on the EPC-type **Escravos GTL** project. The plant will comprise two parallel trains. The contract is being carried out in a 50-50 joint venture with the American company KBR;
- the engineering and procurement phase has been completed and construction activities are underway on the **OB/OB Revamping (T-4/5)** project for Nigerian Agip Oil Co (NAOC), which comprises engineering, procurement, construction and commissioning of new units and the demolition and decommissioning of existing units at the gas treatment plants of Obagi and Obite. The contract was won in consortium with Desicon Engineering Ltd;
- construction works progressed on the EPC-type **Gbaran** project for Shell Petroleum Development Co of Nigeria, which encompasses engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables. The contract was won in consortium with Desicon Engineering Ltd;
- construction works progressed on the EPC-type **Gbaran Logistic Base** project for Shell Petroleum Development Co of Nigeria, which comprises engineering, procurement, construction and commissioning of a logistics base for the Gbaran field. The contract was won in consortium with Desicon Engineering Ltd.

In Tunisia, work was completed on the **Trans Tunisian Pipeline** contract for Scogat, which comprised engineering, procurement, construction and commissioning of two new gas compression stations and the expansion of existing gas compression facilities.

In France, construction of the terminal is progressing on the **Fos Cavaou** project for Gaz de France, which comprises engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and maritime works.

In Russia, testing is underway on the **Sakhalin II** project for Sakhalin Energy Ltd. The project comprises offshore and onshore pipelay operations and installation of compression and pumping stations, in addition to a terminal.

In Australia, the **Dampier to Bunbury Stage 5A Expansion Project Onshore Pipeline (DBNGP)** for DBP (Alinta 20%, Alcoa 20%, Duet 60%), was completed. The 'DBNGP Expansion Project' involves the expansion of the 'Dampier to Bunbury Natural Gas Pipeline' in Western Australia. The work carried out by Saipem comprised the construction of nine additional loops along the existing pipeline.

In Canada:
- works are progressing on the EPC-type **Canaport** project for Canaport Lng, comprising design, engineering, construction and commissioning of a regasification terminal, inclusive of auxiliary facilities for gas offloading, pumping, vaporisation and transmission, in addition to two storage tanks. In addition, the option for the construction of the third LNG tank and the interconnecting piping was exercised. The contract is being carried out in consortium with the Canadian company SNC-Lavalin;
- works were completed on the EPC-type **Horizon Oil Sands** project for Canadian Natural Resources, which comprised the construction of three hydro-treatment lines. The plant is part of a complex that produces synthetic oil from bitumen obtained from Canadian oil sands. The contract was carried out in consortium with the Canadian company SNC-Lavalin.

In Mexico, installation works were completed on the **Costa Azul** project for BVT LNG, which comprised the construction of infrastructure for the mooring and dry-docking of tankers.

In Peru, the construction of maritime infrastructure is ongoing on the **Melchorita Lng** project for Perù Lng, which comprises the construction of a regasification terminal at Pampa Melchorita, 200 km south of Lima. The contract was acquired in joint venture with Constructora Norberto Odebrecht and in consortium with Jan de Nul NV.



OFFSHORE DRILLING



General overview

The Group operated in the Offshore Drilling sector in West and North Africa, the Gulf of Suez, the Persian Gulf, Norway, Peru and India.
Amongst the Group's fleet, the following vessels are worthy of special mention due to their characteristics: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres.

In addition to Saipem SpA, other Group companies operating in this sector are: Saipem (Nigeria) Ltd, with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex SA, operating in South America; Saipem Misr for Petroleum Services (S.A.E.), operating in Egypt, Saudi Arabian Saipem Ltd operating in the Persian Gulf and Saipem (Portugal) Comércio Marítimo Lda.

Market conditions

In 2008, the Offshore Drilling market continued to experience the phase of particularly strong growth that

began in 2005. The uncertainties regarding the future outlook that began to emerge at the end of the summer as a consequence of the global financial crisis and the fall in oil prices had only a slight impact in the second part of the year, although their effects are expected to be felt during 2009. During 2008, utilisation rates of close to 100% were recorded, while day-rates remained high, showing a slight increase over the record figures posted in 2007. Towards the end of the year, however, decreases in utilisation rates in the jack-up segment – traditionally the first segment to show signs of a deterioration in market conditions because of the level of competition – were recorded in West Africa, the Middle East and South East Asia.
As a result of the period of growth that the sector enjoyed up until the summer, figures for the construction of new vessels remained high (more than 160 at year end). Order cancellations recorded in the final part of the year were limited in number (less than 10), but nevertheless represent a sign of the climate of uncertainty caused by the financial crisis and falling oil prices.

New contracts

The most significant contracts awarded to the Group during 2008 were:
- for Eni, a three-year extension of the charter of the semi-submersible drilling rig Scarabeo 7 for use off the coasts of West Africa for three years, starting as of the fourth quarter of 2011;
- for Addax Petroleum, a two-year extension to the charter of the semisubmersible Scarabeo 3 rig for use off the coast of Nigeria;
- for Burullus Gas Co, a one-year extension to the charter of the semi-submersible Scarabeo 6 rig, for use in Egyptian waters, taking effect in the first quarter of 2010.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:
- the continuation of construction activities for the new semi-submersible platform Scarabeo 8, which will operate in Norway on behalf of Eni Norge;
- the continuation of construction activities for the new semi-submersible platform Scarabeo 9, which will operate in the Gulf of Mexico on behalf of Eni;
- continuing investments on the new ultra-deep water drillship Saipem 12000, which will operate on behalf of Total Exploration & Production for the development of Block 17 in Angola;
- the construction of the new Tender Assisted Rig TAD-1, which will operate in Congo on behalf of Eni Congo SA;
- ongoing work on the construction of the jack-up, Perro Negro 6, at the Labroy Offshore Shipyard in Batam (Indonesia);
- the agreement with PetroJack for the timecharter, with an option to purchase, of a jack-up built at the Jurong Shipyard in Singapore. The jack-up operated as from the second quarter of 2008 in Saudi Arabia on behalf of Saudi Aramco;
- class reinstatement works on the jack-up Perro Negro 3 and the semi-submersible rigs, Scarabeo 5 and Scarabeo 7;
- investments made on the fleet to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities comprised the drilling of 50 wells, totalling approximately 150,045 metres drilled.

The deep-water drillship **Saipem 10000** continued operations on behalf of Total Exploration & Production Angola as part of a two-year contract which was extended for 12 months in 2007 and then again in 2008 for a further year, taking advantage of the second and third options.

The semi-submersible platform **Scarabeo 3** performed drilling operations off the Nigerian coast on behalf of Addax Petroleum, as part of a contract that has been extended until June 2011.

The semi-submersible platform **Scarabeo 4** operated during the first part of the year in Egypt on behalf of IEOC before being transferred to Libya where it began operations for Eni North Africa as part of a contract that runs until January 2011.

The semi-submersible platform **Scarabeo 5** continued HP/HT (high pressure/high temperature) operations in Norwegian waters on behalf of Statoil, as part of a contract that runs until December 2010.

The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt as part of a two-year contract on behalf of Burullus Gas Co that has been extended for a further 12 months.

The semi-submersible platform **Scarabeo 7** operated on the Erha field in Nigeria, as part of a three-year contract on behalf of ExxonMobil Nigeria and subsequently began class reinstatement works.

The jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf for Saudi Aramco as part of a contract that runs until June 2009.

The jack-up **Perro Negro 3** carried out drilling and workover operations off the coast of India on behalf of GSPC (Gujarat State Petroleum Co) during the first few months of the year. It subsequently underwent repair and class reinstatement works before beginning operations again for the same client.

The jack-up **Perro Negro 4** continued operations in Egypt as part of a three-year contract on behalf of Petrobel.

The jack-up **Perro Negro 5** continued operations as part of a three-year contract in Saudi Arabia on behalf of Saudi Aramco.

The jack-up **Perro Negro 7** began drilling operations as part of a three-year contract in Saudi Arabia on behalf of Saudi Aramco.

The **Packaged 5820** installation continued operations in Libyan waters on behalf of Mobruk Oil Operations Co, as part of a contract that runs until July 2009.

In Congo, the new tender assisted rig **TAD 1** commenced drilling operations on behalf of Eni Congo SA as part of a five year contract.

Again in Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo SA as part of a three-year contract.

In Peru, two rigs, leased on behalf of Petrotech, performed 101 workover and pulling operations, whilst a tender assisted rig, leased on behalf of BPZ, drilled three wells.

Utilisation of vessels

Utilisation of vessels was as follows:

Vessel	Days under contract
Semi-submersible platform Scarabeo 3	366
Semi-submersible platform Scarabeo 4	366
Semi-submersible platform Scarabeo 5	256 (a)
Semi-submersible platform Scarabeo 6	366
Semi-submersible platform Scarabeo 7	274 (a)
Drillship Saipem 10000	366
Jack-up Perro Negro 2	353 (a)
Jack-up Perro Negro 3	219 (a)
Jack-up Perro Negro 4	366
Jack-up Perro Negro 5	343 (a)
Jack-up Perro Negro 7	137

(a) For the remaining days (to 366), the vessel underwent class reinstatement works.

ONSHORE DRILLING



General overview

In the Onshore Drilling sector, the Saipem Group operates in Italy, Algeria, Egypt, Saudi Arabia, Kazakhstan, Ecuador, Colombia, Peru, Venezuela, Brazil and Trinidad & Tobago. In addition to the Parent Company, Petrex SA, Saudi Arabian Saipem Ltd, Saipem UK Ltd, the new set up, Saipem Ukraine Llc, Sadco (an Indian company jointly owned and managed with the Indian company Aban Drilling Co) and SaiPar (jointly owned and managed with Parker Drilling Co operating in Kazakhstan) also operate in the sector.

Market conditions

During 2008, the onshore drilling market continued to benefit from the positive trend in the oil & gas sector. However, uncertainties regarding the future outlook on the market, which began to emerge at the end of the summer as a consequence of the international financial crisis and the fall in oil prices, had a negative impact in the second part of the year, particularly on the North American market, which is traditionally very sensitive to oil price fluctuations. International markets, however, kept up a high level of activity during the second half of the year, although there were signs of potential difficulties to come, especially in 2009.

As in the Offshore Drilling sector, market conditions, which remained very positive up until at least the end of summer, continued to encourage the major contractors to invest in new vessels and commence and enhance existing ones.

New contracts

The most significant contracts awarded to the Group during 2008 were:
- contracts for the lease of 17 rigs of varying capacity assigned to Saipem by various oil companies. Contracts have an average duration of five years and will start upon conclusion of existing contracts;
- contracts assigned to Saipem by various oil companies encompassing the charter of 32 onshore rigs of varying capacities, of which 13 new-built, for drilling activities in South America (mainly Venezuela and Peru) and in the Ukraine. The contracts will have an average duration of one year for the nineteen existing units and nearly five years for the 13 new-built units. Drilling activities related to new contracts will commence at the expiry date of the current contracts for existing rigs. For new-built units, activities will commence once the rigs have been completed.

Capital expenditure

Capital expenditure in the Onshore Drilling sector included:
- the completion of investments in three new rigs already operating in Brazil as part of four-year contracts on behalf of Petrobras;
- the completion of investments in a new rig already operating in Peru as part of a two-year contract on behalf of Petrobras;
- the completion of investments in a new rig already operating in Saudi Arabia as part of a three-year contract on behalf of Saudi Aramco;
- ongoing investment for the construction of a new rig already operating in Peru as part of a two-year contract on behalf of Talisman;
- ongoing investment for the construction of 17 new rigs already operating in Venezuela as part of a five-year contract on behalf of PDVSA;
- the purchase of a new rig already operating in Italy as part of a two-year contract on behalf of Eni Exploration & Production;
- the purchase of a new rig already operating in Venezuela as part of a three-year contract for Baripetrol;
- the purchase of two new rigs due to operate in the Ukraine as part of five-year contracts for Regal Petroleum;
- construction of three new rigs due to operate in Peru for BPZ Energy Perù as part of a three-year contract; Pluspetrol Perù as part of a two-year contract; and Petrobras as part of a two-year contract;
- the construction of a new rig due to operate in Italy as part of a two-year contract for Total Italia;
- the purchase of a new rig due to operate in Venezuela as part of a five-year contract on behalf of PDVSA;
- upgrading and improvement works to rigs and installations, necessary to ensure continuous operational efficiency.

Work performed

Activities comprised the drilling of 241 wells, totalling approximately 621,877 metres drilled.

In **Italy**, onshore drilling operations were performed on behalf of Eni Exploration & Production, utilising two extended-reach drilling and workover rigs. Specifically:
- one extended-reach drilling rig completed workover operations on a well and was transferred to the Novara province to perform workover operations on an existing well;
- following the completion of well drilling operations in the province of Potenza and subsequently in Reggio Emilia, a medium/extended-reach drilling rig has now been transferred to the Novara province.

Ten rigs operated in **Saudi Arabia**: eight as part of a three-year contract with the option of an additional year, on behalf of Saudi Aramco, one continued drilling operations as part of a three-year contract on behalf of Enirepsa and was subsequently transferred to Venezuela; while a new rig operated on a one-year contract for the same client.

Six medium/extended-reach rigs and one workover rig are currently operating in **Algeria**. Specifically:
- one rig operated on behalf of Repsol as part of a contract for the drilling of four wells, which has been renewed for an additional year;
- one drilling rig operated on behalf of First Calgary Petroleum until October. Subsequently it underwent maintenance;
- two rigs continued operations for Groupement Sonatrach Agip as part of a two-year contract;

- one rig operated on behalf of Groupement Sonatrach Agip as part of a contract for the drilling of three wells;
- one rig continued operations for Repsol as part of a one-year contract which was extended for an additional year;
- one rig continued drilling operations in November in Algeria as part of a one-year contract on behalf of British Gas on which two one-year extension options have been exercised.

In **South America**, Saipem carried out the following projects:
- an extended-reach drilling rig drilled four wells on behalf of Pluspetrol in the Teniente Lopez area of Peru;
- a rig drilled eight exploration wells on behalf of Pluspetrol in Block 8 of the Amazon Forest (Peru);
- a rig performed drilling operations on twenty nine exploration wells on behalf of Petrobras and Interoil in the Talara area of Peru;
- an extended-reach rig began operations on the first exploration well for Talisman, in Block 64 of the Amazon Forest;
- a rig drilled five wells on behalf of PDVSA in the Anaco area of Venezuela;
- two rigs drilled twenty three exploration wells on behalf of PDVSA in the Bare area of Venezuela;
- two rigs drilled twenty two exploration wells on behalf of PDVSA in the Maturin and Morichal areas of Venezuela;
- a new rig drilled five wells on behalf of PDVSA in the Maturin area of Venezuela;
- an extended-reach drilling rig drilled two wells on behalf of PDVSA in the Maturin area of Venezuela;
- a new-concept hydraulic rig drilled fourteen exploration wells on behalf of PDVSA in the Dación area of Venezuela;
- a rig drilled nine wells on behalf of PDVSA in the Oriente area of Venezuela;
- a rapid-rig drilled eleven wells for Petroquiriquire in the Occidente area of Venezuela;
- a new extended-reach rig began drilling the first well on behalf of PDVSA in the Maturin area of Venezuela;
- six new rigs drilled a total of eighteen wells in the Occidente area of Venezuela;
- a new rig drilled a new well on behalf of PDVSA in the Valle de la Pascua area of Venezuela;
- two rigs began drilling the first well on behalf of PDVSA in the San Tomè area of Peru;
- a rig drilled two wells on behalf of PDVSA in the San Tomè area of Peru;
- a rig drilled three wells on behalf of Petroamazonas in Block 15 (Ecuador);
- a drilling rig completed drilling the first well for Trinidad Exploration & Development Co, in Trinidad & Tobago;
- two rigs drilled seven wells for Petrobras in Mossorò (Brazil);
- a rig drilled two wells for Petrobras in Catù (Brazil).

With regard to onshore workover and pulling operations:
- a total of fifty three workover and pulling operations were carried out in the Trompetero area of Peru for Pluspetrol;
- a total of sixty one workover and pulling operations were carried out in the region of Teniente Lopez (Peru) on behalf of Pluspetrol;
- a total of nine hundred and fifty three workover and pulling operations were carried out in the Talara area of Peru on behalf of Pluspetrol and Interoil;
- seventy nine workover and pulling operations were carried out in Venezuela on behalf of PDVSA.

In **Kazakhstan**, drilling/workover operations continued on behalf of Karachaganak Petroleum Operating (KPO) in the province of Uralsk. In 2008, five rigs were utilised: one chartered from the local company Kazburgas and four from the US company Parker.
Two medium/extended-reach rigs continued drilling operations in the Uralsk province on behalf of Zhaikmunai Llp as part of contracts due to end in August 2010. In Aktobe province, an extended-reach rig performed drilling operations for OilTechnoGroup as part of a twelve-month contract which was extended for a further twelve months.

In 2008, drilling operations progressed on the 'D' Island project on behalf of Agip KCO in the northern areas of the **Caspian Sea**, comprising drilling operations lasting approximately five years in Block D of the Kashagan field, to be carried out utilising two rigs owned by the client.

Utilisation of equipment

Average utilisation of rigs in 2008 stood at 99% (99.6% in 2007). At the end of 2008, the Company owned 73 rigs (in addition to 5 rigs under construction) located as follows: 30 in Venezuela, 16 in Peru, 9 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 2 in Italy, 1 in Ecuador, 1 in Colombia and 1 in Egypt. Additionally, 5 third-party rigs have been operating in Peru, 5 third-party rigs operated in joint venture with SaiPar and 2 third-party rigs in Kazakhstan.

Financial and economic results

As stated in the section 'Basis of presentation', the Consolidated Financial Statements at December 31, 2008 were prepared in compliance with the International Financial Reporting Standards (IFRS) and/or International Accounting Standards.

RESULTS OF OPERATIONS

Saipem Group - Income statement

Year 2007 (1)	(€ million)	Year 2008	% Ch.
9,318	**Net sales from operations**	**10,094**	**8.3**
13	Other income and revenues	12	
(6,898)	Purchases, services and other costs	(7,259)	
(1,305)	Payroll and related costs	(1,410)	
1,128	**Gross operating profit**	**1,437**	**27.4**
(276)	Depreciation, amortisation and impairment	(353)	
852	**Operating profit**	**1,084**	**27.2**
(104)	Finance (expense) income	(96)	
14	Net income from investments	34	
762	**Adjusted profit before income taxes**	**1,022**	**34.1**
(223)	Income taxes	(280)	
539	**Adjusted profit before minority interest**	**742**	**37.7**
(3)	Net profit attributable to minority interest	(18)	
536	**Adjusted net profit**	**724**	**35.1**
301	Gains on disposals	195	
(7)	Taxation	(5)	
830	**Net profit**	**914**	**10.1**

(1) Data restated to reflect the effects of disposals of Camom sa, Haldor Topsøe AS, GTT and the classification of Fertinitro under 'Net assets available for sale'.

Net sales from operations for 2008 amounted to €10,094 million, an increase of €776 million compared to 2007, mainly due to greater volumes generated in the Offshore and Onshore sectors.

Gross operating profit amounted to €1,437 million, a 27.4% increase versus 2007.

Depreciation and amortisation of tangible and intangible assets amounted to €353 million.

Operating profit for 2008 stood at €1,084 million, a €232 million increase over the previous year. This figure is analysed in detail in the subsequent sections describing the performance of the various business units.

Net finance expenses decreased by €8 million compared with 2007, due to a reduction in costs for project finance agreements.
Net income from investments amounted to €34 million, an increase of €20 million compared with 2007, due to the gain deriving from the equity accounting of a company that was previously measured using the cost method and the conclusion of a project implemented by a special purpose entity consolidated using the equity method.
Adjusted profit before income taxes, net of the gain on the sale of the investment in Gaztransport et Technigaz sas, stood at €1,022 million, a 34.1% increase versus 2007.
Income taxes amounted to €280 million, an increase of €57 million compared to 2007, due to an increase in taxable income, which was partly offset by the reduction in the tax rate from 29.3% in 2007 to 27.4% in 2008 (percentage calculated based on profit excluding capital gains), mainly due the reduction in corporate tax rates for Italian companies.
Adjusted net profit stood at €724 million, an increase of 35.1% over 2007.
During the year, the sale of the 30% holding in Gaztransport et Technigaz sas was finalised, which generated a net gain of €190 million. As a result, 2008 net profit amounted to €914 million.

Operating profit and costs by function

Year 2007 [1]	(€ million)	Year 2008	% Ch.
9,318	**Operating revenues**	**10,094**	**8.3**
(8,118)	Production costs	**(8,655)**	
(48)	Idle costs	**(41)**	
(102)	Selling expenses	**(109)**	
(13)	Research and development costs	**(13)**	
(9)	Other operating income (expenses)	**(10)**	
1,028	**Contribution from operations**	**1,266**	**23.1**
(176)	General and administrative expenses	**(182)**	
852	**Operating profit**	**1,084**	**27.2**

(1) Data restated to include the effects of the disposal of Camom sa and Haldor Topsøe AS.

In 2008, the Saipem Group achieved operating revenues (which are the same as 'net sales from operations'), of €10,094 million, an increase of €776 million compared to the previous year.
Production costs (which include direct costs of sales and depreciation of vessels and equipment) rose to €8,655 million, from €8,118 million in 2007 – an increase which was smaller than the increase in sales volumes.
Idle costs fell by €7 million.
Selling expenses of €109 million showed a €7 million increase compared with the previous year, mainly due to a record level of contract acquisitions.

Research and development costs included in operating costs were unchanged.
Contribution from operations recorded a significant increase of 23.1% to €1,266 million, with the contribution margin percentage up almost two points versus 2007 to 12.5%.
Although general and administrative expenses increased by €6 million to €182 million, they dropped slightly as a percentage of revenues, from 1.9% to 1.8%.
Analysis by business sector:

Offshore

(€ million)	Year 2007	**Year 2008**
Revenues	3,463	**3,863**
Cost of sales	(2,891)	**(3,153)**
Depreciation and amortisation	(149)	**(175)**
Operating profit	423	**535** (1)

(1) Includes gains of €2 million from the sale of the FPSO Mystras.

Revenues for 2008 amounted to €3,863 million, an 11% increase compared to 2007, mainly due to activities in North Africa and Kazakhstan.
The cost of sales amounted to €3,153 million, a 9% increase compared to 2007.
Depreciation and amortisation rose by €26 million compared to 2007, due to full scale operations on projects that required project-specific equipment.
Operating profit for the year amounted to €535 million, equal to 13.8% of revenues, versus €423 million, equal to 12.2% of revenues, in 2007. This increase in margin is attributable to improved contractual conditions and strong operational performance.

Onshore

(€ million)	Year 2007 (1)	**Year 2008**
Revenues	5,125	**5,324**
Cost of sales	(4,847)	**(4,972)**
Depreciation and amortisation	(41)	**(49)**
Operating profit	237	**303**

(1) Data restated to include the effects of the disposal of Camom sa and Haldor Topsøe AS.

Revenues for 2008 amounted to €5,324 million, a 3.9% increase compared to 2007, mainly due to increased activity in the Middle East.
The cost of sales amounted to €4,972 million, an increase of almost 3 percent compared with 2007.
Depreciation and amortisation rose by €8 million.
Operating profit in 2008 amounted to €303 million, compared with €237 million the previous year, with the margin on revenues rising from 4.6% in 2007 to 5.7% in 2008. This increase in margin is due to good operational efficiency and improved contractual rates.

Offshore Drilling

(€ million)	Year 2007	**Year 2008**
Revenues	420	**472**
Cost of sales	(220)	**(234)**
Depreciation and amortisation	(60)	**(66)**
Operating profit	140	**172**

Revenues for 2008 amounted to €472 million, a 12.4% increase over 2007, due to increased activities by the semi-submersible platform Scarabeo 3 and the jack-up Perro Negro 2, the beginning of operations by the jack-up Perro Negro 7 and higher contractual rates.
The cost of sales increased by 6% compared to 2007.

Depreciation and amortisation rose by €6 million versus 2007, due to the full-scale operation of vessels that underwent preparatory works in 2007.
Operating profit in 2008 amounted to €172 million, versus €140 million in 2007, with the margin on revenues rising from 33.3% to 36.4%. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

Onshore Drilling

(€ million)	Year 2007	**Year 2008**
Revenues	310	**435**
Cost of sales	(232)	**(298)**
Depreciation and amortisation	(26)	**(63)**
Operating profit	52	**74**

Revenues for 2008 amounted to €435 million, a 40.3% increase compared to 2007, mainly due to increased activity in South America.
The cost of sales increased by 28.4% compared to 2007.
Operating profit in 2008 amounted to €74 million, versus €52 million in 2007, with the margin on revenues rising from 16.8% to 17%. This growth, both in absolute terms and in terms of profitability, is due to higher margins on rates.

Data pertaining to Camom sa, Haldor Topsøe AS, GTT and Fertinitro eliminated from comparative data for restatement purposes

Income statement

(€ million)	Year 2007
Net sales from operations	212
Purchases, services and other costs	(127)
Payroll and related costs	(65)
Gross operating profit	**20**
Depreciation, amortisation and impairment	(5)
Operating profit	**15**
Finance expense	(1)
Net income from investments	46
Adjusted profit before income taxes	**60**
Income taxes	(15)
Net profit	**45**

Operating profit and costs by function

(€ million)	Year 2007
Operating revenues	212
Production costs	(174)
Selling expenses	(7)
Research and development costs	(8)
Contribution from operations	**23**
General and administrative expenses	(8)
Operating profit	**15**
Investments	8
Orders acquired	166

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

Saipem Group - Reclassified consolidated balance sheet (1)

The reclassified consolidated balance sheet aggregates assets and liabilities amounts from the statutory balance sheet according to function, under three basic areas: operating, investing and financing.
Management believes that the reclassified consolidated balance sheet provides useful information in assisting investors to assess Saipem's capital structure and to analyse its sources of funds and investments in fixed assets and working capital.
Management uses the reclassified consolidated balance sheet to calculate key ratios such as Return On Average Capital Employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage), which is used to evaluate whether Saipem's financing structure is sound and well-balanced.

(€ million)	Dec. 31, 2007		Dec. 31, 2008	
Net tangible assets		3,562		5,171
Net intangible assets		750		755
		4,312		5,926
- *Offshore*	*2,114*		**2,631**	
- *Onshore*	*484*		**497**	
- *Offshore Drilling*	*1,395*		**2,149**	
- *Onshore Drilling*	*319*		**649**	
Investments		47		**43**
Non-current assets		**4,359**		**5,969**
Net current assets		**(402)**		**(1,054)**
Net assets available for sale including related net borrowings		**203**		**68**
Provision for employee benefits		(167)		**(173)**
Capital employed, net		**3,993**		**4,810**
Shareholders' equity		2,295		**2,757**
Minority interest		4		**21**
Net borrowings		1,694		**2,032**
Total liabilities and shareholders' equity		**3,993**		**4,810**
Leverage (net borrowings/shareholders' equity including minority interest)		**0.74**		**0.74**
Shares issued and outstanding		441,410,900		**441,410,900**

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 91.

Non-current assets at December 31, 2008 stood at €5,969 million, an increase of €1,610 million compared to December 31, 2007. This increase is due to investments in tangible and intangible assets of €2,044 million, equity investments of €3 million, depreciation and amortisation of €353 million, disposals of €46 million and the negative effect of the translation of financial statements in foreign currencies and other variations of €38 million.

Net current assets decreased by €652 million from negative €402 million at December 31, 2007 to negative €1,054 million at December 31, 2008. This decrease is mainly due to advances from clients, which increased from €351 million at December 31, 2007 to €954 million at December 31, 2008.

The **provision for employee benefits** amounted to €173 million, an increase of €6 million compared with December 31, 2007.

As a result of the above, **net capital employed** increased by €817 million, reaching €4,810 million at December 31, 2008, compared to €3,993 million at December 31, 2007.

Shareholders' equity, including minority interest, increased by €479 million, to €2,778 million at

December 31, 2008, versus €2,299 million at December 31, 2007. This increase reflected net profit for the period of €932 million, which was partially offset by the fair value measurement of exchange and interest rate hedging operations (€194 million), dividend distribution (€192 million), the variation in treasury shares for the company's incentive schemes reclassified as a reduction in shareholders' equity (€50 million) and negative effects arising from the translation into euro of financial statements expressed in foreign currencies and from other variations (€17 million).

The increase in net capital employed, which was only partially offset by the increase in shareholders' equity, led to an increase in **net borrowings** which, at December 31, 2008 stood at €2,032 million, compared to €1,694 million at December 31, 2007, representing an increase of €338 million.

Analysis of net borrowings

(€ million)	Dec. 31, 2007	**Dec. 31, 2008**
Financing receivables due after one year	-	-
Payables to banks due after one year	475	**475**
Payables to other financial institutions due after one year	416	**631**
Net medium/long-term debt	**891**	**1,106**
Accounts c/o bank, post and Group finance companies	(2,164)	**(1,370)**
Cash and cash equivalents	(6)	**(28)**
Financing receivables for non-operating purposes due within 90 days	-	-
Financial assets held for trading or available for sale	-	**(36)**
Financing receivables due within one year	(65)	**(260)**
Payables to banks due within one year	264	**73**
Payables to other financial institutions due within one year	2,774	**2,547**
Net short-term debt	**803**	**926**
Net debt	**1,694**	**2,032**

The fair value of derivative assets (liabilities) is detailed in Notes 7 and 14 'Other current assets' and 'Other non-current assets' and in Notes 19 and 24 'Other current liabilities' and 'Other non-current liabilities'. Net debt includes the fair value of interest rate swap assets (liabilities).

A breakdown by currency of gross debt, amounting to €3,726 million, is provided in Note 15 'Short-term debt' and Note 20 'Long-term debt and current portion of long-term debt'.

RECONCILIATION OF STATUTORY NET PROFIT AND SHAREHOLDERS' EQUITY TO CONSOLIDATED NET PROFIT AND SHAREHOLDERS' EQUITY

	Net profit		Shareholders' equity	
(€ million)	Dec. 31, 2007	**Dec. 31, 2008**	Dec. 31, 2007	**Dec. 31, 2008**
As reported in statutory financial statements	**287**	**335**	**923**	**881**
Difference between the equity value and results of consolidated companies and the equity value and results of consolidated companies as accounted for in Saipem SpA financial statements	585	**653**	757	**1,377**
Consolidation adjustments, net of effects of taxation:				
- difference between cost and underlying value of equity	(2)	-	883	**816**
- elimination of unrealized intercompany profits	26	**27**	(284)	**(271)**
- other adjustments	(18)	**(83)**	20	**(25)**
Total shareholders' equity	**878**	**932**	**2,299**	**2,778**
Minority interest	(3)	**(18)**	(4)	**(21)**
As reported in the consolidated financial statements	**875**	**914**	**2,295**	**2,757**

KEY PROFIT AND FINANCIAL INDICATORS

		2007	**2008**
Earnings per share [1]	(€)	2.00	**2.10**
Adjusted earnings per share [1]	(€)	1.23	**1.66**
Return On Average Capital Employed (ROACE) [2]	(%)	17.6	**18.5**
Return On Average Operating Capital [2]	(%)	20.3	**26.8**
Leverage [1]		0.74	**0.74**

(1) Based on 2007 figures restated to reflect the effects of disposals of Camom sa, Haldor Topsøe AS, Gaztransport et Technigaz sas and the classification of Fertinitro under 'Net assets available for sale'.
(2) Based on 2007 figures restated to reflect the effects of disposals of Camom sa, Haldor Topsøe AS, Gaztransport et Technigaz sas and the classification of Fertinitro under 'Net assets available for sale' and calculated using adjusted net profit.

Return On Average Capital Employed (ROACE)

Return On Average Capital Employed is calculated as the ratio between adjusted net profit before minority interest, plus net finance charges on net borrowings less the related tax effect and net average capital employed. The tax rate applied on finance charges is 27.5%, as per the applicable tax legislation.

Return On Average Operating Capital

To calculate the Return On Average Operating Capital, the average capital employed is netted of investments in progress that did not contribute to net profit for the year, which amounted to €948 million at December 31, 2007 and €1,785 million at December 31, 2008.

		2007	**2008**
Adjusted net profit	(€)	539	**742**
Exclusion of net finance expense (net of tax effect)	(€)	75	**70**
Unlevered net profit	(€)	614	**812**
Capital employed, net:	(€)		
- at the beginning of period		3,002	**3,993**
- at the end of period		3,993	**4,810**
Average capital employed, net	(€)	3,498	**4,402**
Adjusted ROACE	(%)	**17.6**	**18.5**

Net borrowings and leverage

Saipem management makes use of leverage in order to assess the soundness and efficiency of the Group's capital structure in terms of an optimal mix between net borrowings and shareholders' equity, and to carry out benchmark analyses against industry standards. Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity. Management's objective is to restore a leverage ratio no higher than 0.5 following the implementation of the investment programme and the disposal of non-core assets.

Saipem Group - Reclassified cash flow statement and change in net borrowings [1]

Saipem's reclassified cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the reclassified cash flow statement) that occurred from the beginning of the period to the end of the period. The measure enabling such a link is represented by the free cash flow, which is the cash in excess of capital expenditure requirements. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of treasury shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

(€ million)	2007	**2008**
Net profit	875	**914**
Minority interest	3	**18**
Adjustments to reconcile cash generated from operating profit before changes in working capital:		
Depreciation, amortisation and other non-monetary items	256	**359**
Losses (gains) on/impairments of current assets	(302)	**(225)**
Dividends, interests, extraordinary income/expenses and income taxes	230	**372**
Net cash generated from operating profit before changes in working capital	**1,062**	**1,438**
Changes in working capital related to operations	292	**658**
Dividends, interests, extraordinary income/expenses and income taxes received (paid) during the year	(289)	**(534)**
Net cash flow from operations	**1,065**	**1,562**
Capital expenditure	(1,644)	**(2,044)**
Investments in acquisition of consolidated companies	(8)	**(3)**
Disposals	401	**350**
Other cash flow related to capital expenditures, investments and disposals	8	**-**
Free cash flow	**(178)**	**(135)**
Net investments related to financing activities	6	**-**
Variation in financial debt	1,076	**(434)**
Buy-back of treasury shares	(13)	**(50)**
Cash flow from capital and reserves	(126)	**(192)**
Effect of changes in consolidation and exchange differences	83	**39**
CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	**848**	**(772)**
Free cash flow	**(178)**	**(135)**
Variation in scope of consolidation	12	**-**
Buy-back of treasury shares	(13)	**(50)**
Cash flow from capital and reserves	(126)	**(192)**
Exchange differences on net borrowings and other changes	28	**39**
CHANGE IN NET BORROWINGS	**(277)**	**(338)**

(1) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 91.

Net cash provided by operating activities (€1,562 million), coupled with cash from disposals, only partially funded capital expenditures, thus generating a negative **free cash flow** of €135 million.
Proceeds from issue of share capital, which amounted to a negative €192 million, were due to the payment of dividends. The buy-back of treasury shares for incentive schemes for managers generated a negative cash flow of €50 million, while the effect of exchange differences on net borrowings and other changes produced a net inflow of €39 million.
As a result, net borrowings increased by €338 million.
In particular
Net cash generated from operating profit before changes in working capital of €1,438 million related to:

- net profit of €932 million, including minority interest of €18 million;
- depreciation, amortisation and impairment of tangible and intangible assets of €353 million and change in the provision for employee benefits of €6 million;
- losses (gains) on and impairments of current assets, which had a negative effect of €225 million;
- net finance expense of €109 million, income taxes of €285 million, unrealized exchange differences of €17 million and dividends of €5 million.

The changes in working capital related to operations of €658 million was due to financial flows of projects underway.

Dividends, interests and income taxes paid of €534 million were mainly related to taxes paid and refunded and to the purchase and sale of tax credits.

Capital expenditure in 2008 amounted to €2,044 million. Details of investments by sector are as follows: Offshore (€763 million), Offshore Drilling (€796 million), Onshore Drilling (€425 million) and Onshore (€60 million). Additional information concerning capital expenditure can be found in the 'Operating Review' section.
Acquisition of investments and businesses amounted to €3 million.

Cash flow generated by disposals amounted to €350 million.

Research and development

During 2008, innovation technology activities were implemented in accordance with the relevant plans. Responsibilities for the development of new technologies and the implementation of new initiatives were divided up between the Asset Division, the Offshore Business Unit and the Onshore Business Unit, who were responsible for asset technology, offshore technology and onshore technology, respectively.

Asset technology

In 2008, the Group's asset technology initiatives focused on the development of technologies aimed at ensuring the feasibility of frontier projects, improving competitiveness and the reliability of operations, and reducing the environmental impact of construction activities.
In the Offshore Asset area, work continued on the detailed design of the main technical systems and subsystems for the launch and production facilities of the new pipelay vessel Castor One.
Work also began on the enhancement of the J-lay tower of the Saipem 7000, with the objective of equipping the vessel for carrying out complex projects involving the installation of international pipeline connections in deep waters.
New offshore trenching technologies that will allow pipe burial in shallow waters and in areas where there is a delicate ecological balance are also currently under development. Studies have so far mainly focused on the challenge of achieving minimal trenching in order to satisfy stringent trenching requirements in place on certain projects (in particular the Kashagan project), which call for deep trenches but also a reduction in the amount of excavated material.
A new technique is also being developed for offshore pipeline installation, involving towing long floating sections of line, with the aim of reducing operating risks and environmental impact, including during shore approach operations. The technique, which has been tested using numerical models and in full scale experiments, uses flotation buoys and requires significantly less towing force than other methods. It is currently in the engineering phase for use on a project in Saudi Arabia.
2008 also saw the completion, following extensive modelling, scale testing and engineering activities, of a device known as EAR (Extended Acoustic Radar), which uses acoustic wave propagation technology and automatic target recognition to detect objects that may have fallen inside pipelines during the laying phase. A prototype has been constructed and made available to the Saipem 7000 for use on the Medgaz project.
Other R&D activities carried out during 2008 regarded the further improvement of high-capacity/high quality welding techniques developed in recent years and the study of innovative Field Joint Coating systems. This latter saw the successful completion of testing to validate an extrusion process and the beginning of the subsequent phase, involving the creation of a prototype.
In the Drilling Asset area, specialist support continued on projects relating to the new semi-submersible drilling rigs Scarabeo 8 and Scarabeo 9, while a study for the optimisation of a riser string for ultra deep waters (over 3,000 metres) is underway. At present, configuration and operating strategies are being studied using numerical models.
Thirteen patent applications were lodged in 2008.

Offshore technology

The main Group's activity in the field of offshore technology centred around the development of

solutions (in terms of architecture, concepts and technologies) for offshore oil production.
The aim of such activities is to develop new solutions or improve existing ones for oil and gas field development and for sea-based renewable energy production. During 2008, all of the main players in the offshore technology sector consolidated or increased their interest in this area of activity.
R&D activities carried out in the period in the subsea processing and SURF (Subsea, Umbilical, Riser and Flowline) areas, which represent the majority of the R&D activities the group carries out, focused, as in 2007, mainly on:
- the development of liquid separation processes in deep waters. A number of tests were carried out during the year on the separation systems, as well as on internal systems identified as critical. Some tests will continue in 2009;
- further studies on new architectures with the aim of identifying competitive solutions for challenging operations (e.g. long tie-back and heavy oil fields);
- the development of new flowline and riser systems, including engineering, numeric simulation and testing, fabrication and installation methods. In addition to the research activities regarding the SURF segment, 2008 also saw the development of a very promising technology for long tie-backs, consisting of an active heating system for flowlines and risers;
- thermal insulation and anti-corrosion technologies for subsea pipelines in deep waters.

In addition, during the year, certain other technical areas were identified as requiring further study. These areas will be examined in greater depth during 2009:
- operations in arctic conditions;
- dry tree floating production systems, focusing in particular on Brazil and West Africa.

Work continued on the development of liquid natural gas (LNG) solutions. Activities in 2008 focused on floating liquefaction units, with conceptual studies carried out for small-medium scale LNG FPSO projects and for a wide range of scenarios. The year saw less R&D activity in the offshore regasification field than in previous years.
Work also progressed in the renewable energy sector, with the continuation of studies regarding harnessing wind and wave energy and tidal currents. A prototype of a tidal energy conversion system known as SABELLA, which was developed by Saipem in partnership with others, was installed at Odet in southern Brittany in April 2008.

Work continued steadily on CO_2 management research projects (CO_2 transport and storage).
Finally, a research project was commenced for the development of a proprietary process for large-scale thermal energy storage. This project is partially financed using public funds and is being carried out by Saipem in conjunction with industrial and academic partners.

Onshore technology

Saipem continued to pursue its objectives of improving its proprietary technologies already on the market, developing new innovative proprietary technologies and optimising partner/supplier technologies in support of its own EPC activities.
In 2008, the group's main achievements in this area were as follows:
- in the urea fertiliser production area, the focus of the year's R&D activities were the challenges thrown up by the design of the world's two largest single train urea plants in Pakistan and Qatar, for which Saipem was awarded the contracts in 2007. In addition, the first phase of the Zero Emissions project was completed. The objective of the project is to reduce ammonia emissions from a new plant;
- in the environmental sector, Saipem and Eni R&M developed a new technology (ENSOLVEX) for soil remediation and sediments contaminated by organic compounds. The new technology, which is protected by a number of patents, will be produced commercially as of 2009 at the Eni R&M refinery in Gela.
  With regard to site remediation, successful pilot tests were conducted at Porto Marghera on an innovative technology for the electrochemical removal of organic and inorganic contaminants from soil;
- the development of new catalysts and the improvement of process know-how regarding the production of high purity isobutene;
- in connection with the production of high octane compounds (MTBE, ETBE, Iso-octane), work was completed on simulations of fluid dynamics in a new type of tube reactor to be used in new units or for the revamping of existing units.

During the year, Saipem began its involvement in the Eni/Enel CCS (Carbon Capture and Storage) programme, providing engineering support to the experimental units.

Also for Eni, Saipem provided further confirmation of its strong interest in the production of energy from renewable sources in developing the engineering for a new process for the removal of carbon dioxide emissions from refinery gases using biofixation with microalgae. The biomass produced as a result could be used in the future for the production of biofuels. The first semicommercial scale plant is currently under construction at the Eni R&M refinery in Gela.

Quality Assurance, Health, Safety, the Environment and Sustainability

Following the publication of the new Code of Ethics, in November 2008 a new Sustainability Policy was issued. The policy sets out the values and principles that should be applied in all company activities in relation to sustainability issues such as the environment, the health and safety of Saipem employees and local communities, transparency and fairness in all business practices, attention to stakeholders, and risk prevention and management.

Quality

2008 saw all Saipem Group companies continue to fulfil their commitment to ensuring the implementation of the principles of the Group Quality Policy in the management of projects and in the coordination of organisational processes.
Significant progress was made, with the direct involvement of top management, in defining improvement targets for Group companies and in identifying indicators for monitoring the performance of organisational processes and projects, including the use of the continuous measurement of client satisfaction levels.
To ensure compliance with market requirements and the international standard ISO 9001:2000, innovative project quality management and quality control tools were implemented, supported by rigorous recruitment, selection and induction procedures and activities aimed at ensuring the appointment of qualified human resources capable of bringing proven added value to the group.
In addition, top management reviews were held, thus further increasing the degree of participation and buy-in from the top levels of the company.
2008 also saw the development of the following initiatives:

- the publication of new Corporate quality policy, which identifies the Quality objectives that should be achieved at Group level and with final clients;
- the training, communication and awareness plan, which illustrates the group's quality principles, the new quality function logo and training initiatives in Italy and abroad;
- revision and standardisation of the customer satisfaction methodology, using indirect and direct indicators in order to obtain homogeneous data from different projects for the purpose of carrying out an aggregated analysis of client satisfaction;
- ISO 9001:2000 certification of Petromar UEM and Saipem Energy Services SpA. In October, the South American company Petrex SA, specialised in drilling activities received a Recognition Award for its Quality Management System from the Quality Management Committee of the National Industries Society of Peru. Petrex SA is the first company in Peru and Venezuela to obtain multisite certification at international level;
- the mapping and redefinition of all Snamprogetti performance indicators for projects and permanent processes in the light of the new work processes for the Onshore Business Unit and Corporate Guidelines;
- standardisation and implementation of a new method for carrying out integrated design reviews for Offshore projects, aimed at improving interfaces with engineering, procurement, construction and installation processes and at widening design know-how to include construction practices and operational and technological constraints;
- significant increase in support for vessel investment projects in terms of management approach and careful, accurate control and monitoring of suppliers and yards;
- definition of structured procedures for gathering, capitalising on and sharing experiences acquired

within Onshore Process Engineering departments using the Lessons Learned work process and software. Definition of a method for gathering and managing experiences following offshore engineering project close out meetings, particularly in relation to projects in remote areas and hostile environments;
- implementation on main offshore vessels of quality management and control systems for maintenance and upgrading activities, with the contribution of selected qualified Vessel QA/QC Engineers;
- continued support with the implementation of internal initiatives aimed at improving operating processes used in the management of offshore EPC projects, particularly the review of specific engineering-construction and engineering-procurement interface models;
- support from disciplines with the structuring and launch of quality control and management activities for new fabrication yards;
- updating of integrated construction system (SICON) to include all new customised quality control standards for Aramco and pipelines.

Health

Saipem has implemented a Health Management System which is applicable to the whole of the Saipem Group. The principal programmes implemented in 2008 were connected with health prevention and promotion. Their objective is to ensure the Saipem Group has healthy employees working in a safe and healthy working environment.
During 2008, Saipem began to implement its e-Health system, which is an electronic system that connects people with health services and which reaches even the remotest corners of the globe. As part of the initiative, a special health portal, accessible to all employees, was set up. The site includes a dedicated section aimed at health personnel, containing detailed health-related information, such as standard medical documentation, training programs, annual reports, health software manuals and news and updates from the Saipem Medical Journal.
Another e-Health related campaign launched in 2008 was the GIPSI e-Learning course, a mandatory training course for all Saipem health personnel that provides in-depth knowledge on how to use the GIPSI health information system, which is used to manage information concerning the health of Saipem Group employees.

The year also saw the continuation of the telecardiology programme, which involves the monitoring of employees' health and emergency support services, and the launch of a cardiovascular disease prevention campaign, which included the creation of a user-friendly internet site that uses text, images and video. All Saipem operating companies have been encouraged to adapt the prevention programme to their specific situations. In addition to the information campaign, the programme also involves the identification of personnel at high risk of cardiovascular disease and support with the implementation of personalised risk prevention programmes.
Saipem also conducted an anti-smoking campaign to raise smokers awareness of the health impact of smoking, involving the use of posters, video clips and leaflets. The campaign also involved the promotion of local support activities for employees deciding to quit.

The monitoring of epidemics at global level is carried out with the support of the world's major medical organisations. Its aim is to ensure that management and employees are informed of the outbreak of infectious

diseases through periodical IT medical bulletins and to allows the necessary vaccination programs to be implemented.

Internal health audits ensure the constant monitoring and improvement of health management activities and, as such, continue to represent an integral part of the group's health management system.

During the year, the first edition of the MIOGATE Masters course in Telemedicine and Telepharmacology was completed. The course is aimed at medical staff working in the oil & gas industry and is run in collaboration with Camerino University in Italy. Nine Saipem Group doctors from eight different countries participated in the inaugural course and obtained their Masters diploma.

Safety

2008 was above all the year of the Leadership in Safety workshops – an innovative and interactive training programme whose aim is the creation of a strong safety culture within Saipem. During its conception, the programme benefited from the continual involvement and total commitment of top management.
A key tool created especially for workshops is the safety leadership film entitled 'The Safer, The Better'. The film provides interactivity throughout the workshop, with scenes being shown at strategic points in order to prompt group discussion, exercises and simulations.
During the year, the LiS programme received several awards. Du Pont awarded Saipem 'Leadership in Safety' its 'Safety International Award' in the 'Cultural Evolution' category. Meanwhile, the film 'The Safer, The Better' received two awards, for best script and best practical training film from the International Visual Communications Association. Additional wins were also recently announced at the New York Film and Video Awards, for best director and best industrial production, and at Rome's Festival Internazionale di Cortometraggi (Rome International Short Film Festival) for best corporate film in the 'Lavoro Sicuro' (Safety at Work) category.

The HSE Management Systems implementation programme continued successfully in accordance with Corporate standards, with Saipem Group operating companies in Italy and abroad obtaining certification. Confirmation was received of ISO 14001 certification of the Maintenance division (formerly Energy Maintenance Services SpA) and Saipem Energy Services SpA. First ISO 14001 and OHSAS 18001 certificates were obtained by Saipem Contracting Nigeria Ltd and ERSAI Caspian Contractor Llc, while first ISO 14001 certification was achieved by Intermare Sarda SpA.

On implementation and investment projects, HSE Audits and Surveys were conducted on site and at subcontractor premises, safety meetings organised and specific safety documentation prepared. An interface was created between site and project management and between site and client management.
In response to the HSE training requirements of Saipem personnel working as supervisors at shipyards, a video was produced illustrating health and safety risks and prevention and protection measures.

Following the success of the QHSE Forum in 2007, meetings were organised with Italian subcontractors to discuss the following topics: Saipem HSE requirements, subcontracting legislation, and contract management. The initiative, which provides an opportunity for constructive dialogue, is proving very popular with the companies that work for Saipem.

Saipem has put in place a programme for the monitoring of work environments on board its vessels and in its production sites/plants. This year's campaign stepped up the effort of the previous campaign, which mainly focused on asbestos, noise and vibrations in the work place.

The Environment

In an international context where companies' social, environmental and economic obligations are increasingly non negotiable, Saipem is stepping up its efforts on the environmental front. In 2008, it continued to work towards reducing and minimising environmental impacts through the development, implementation and continuous improvement of its management system and through rigorous auditing and training activities.

The main activities carried out during the year were as follows:
- monitoring of atmospheric emissions, mainly on offshore vessels, to verify the emission factors used in environmental reporting and check compliance with the requirements of MARPOL 73/78;
- revision of models used to calculate atmospheric emissions, taking into account the results of

monitoring (Saipem Emission Estimation Methodology Manual);
- completion of implementation of Eni Corporate greenhouse gas accounting software on the Castoro Sei;
- increase in ISO 14001 certified operating companies: Intermare Sarda SpA (Italy), Saipem Contracting Nigeria Ltd (Nigeria), ERSAI Caspian Contractor Llc (Kazakhstan);
- Environmental Noise Impact Assessment for the Castoro Sei;
- monitoring of environmental performance through consolidation of environmental KPI monitoring system.

Sustainability

In 2008, Saipem published its second Sustainability Report, which was certified by PricewaterhouseCoopers.
The sustainability reporting process was additionally strengthened in 2008 during the work to prepare the 2008 Sustainability Report and as a result of the increasing integration of the team of Sustainability focal points of the various Corporate functions.

The Sustainability Committee (set up in 2007 and made up of all Corporate Vice Presidents and the Chief Operating Officer and the Chief Executive Officer of Saipem sa) carried out its role of providing strategic guidance and defined the principles of the new sustainability policy.

Saipem engages with all its legitimate stakeholders, the financial community, clients, authorities, suppliers, local communities, civil society associations and others at both Corporate strategic level and at operational sites. A stakeholder survey was conducted in 2008, during which a varied sample of Saipem stakeholders, including employees, clients, authorities and representatives of organisations and local communities were interviewed by a third party in Italy, Kazakhstan, Nigeria and Peru to canvass their perception of Saipem's approach to sustainability and gauge reactions to the Saipem Sustainability Report.

Saipem is deeply committed to promoting local content, with a view to strengthening its relations with host countries and communities and with local clients and suppliers. This approach stimulates socio-economic development in countries in which Saipem operates in terms of investments, employment and the growth of local suppliers (see the section on 'Human resources').

The most significant social initiatives undertaken by Saipem during 2008 included the preparation of sustainability and action plans for local communities in Peru (assistance and training programmes), support for infrastructures, social centres and training projects in Kazakhstan, training and health assistance projects in Nigeria, health promotion and disease prevention (malaria and HIV) in Angola and the Congo, and the creation of technical training courses for local manual workers in Angola, Azerbaijan, and the Congo.

Further information on transversal sustainability strategies, programmes and actions can be found in the 2008 Sustainability Report.

Human resources

The work of the Organisation department in 2008 was marked in particular by two significant events:
- the project for the merger by incorporation of Snamprogetti into Saipem, whose objective in 2008 was to complete the integration of the two companies, bringing the complete redefinition of the organisational structures of Saipem SpA, to optimise and maximise synergies and to provide a rapid and effective response to the group's various business requirements;
- the New Saipem Operating Model Development Programme, whose objective was the definition of a new group operating model designed to consolidate and improve operating results, maximising Saipem's characteristics and seeking to achieve cost optimisation and the flexibility necessary to deal with market cyclicality.

The fruit of the two projects, was the completion, on October 1, 2008, of the merger by incorporation of Snamprogetti SpA, Saipem Projects SpA and Ecos Srl into Saipem SpA and the integration of the organisational structures of the various companies, adopting the following strategy:
- merging of the staff and business support structures of Snamprogetti into the corresponding Corporate functions of Saipem and their general reorganisation, with the objective of maintaining an adequate level of specialisation and at the same time increasing the effectiveness and rapidity of the service provided through the identification of dedicated positions and structures for each Business Unit;
- moving the Onshore Business Unit under the responsibility of the Managing Director for Operations (COO) alongside the other Business Units already existing in Saipem and reviewing its operating and organisational model with a view to consolidating its area of product/technology specialisation, from both a business and operational perspective;
- confirmation of the Offshore and Drilling Business Units' business model, which is based on a central coordination structure and a geographical division of responsibilities between regional units/offices.

Under the new organisational structure of Saipem SpA, two new positions have been created, reporting directly to the Managing Director for Operations (COO):
- the Group Country Manager, who, for countries in which there is a presence of or prospects for developing several businesses, ensures group-wide representation and the optimisation of structures and local entities operating for the various Business Units;
- the Multi Business Engineering and Hubs function, whose objective is to guarantee the optimum use and efficiency, including in terms of flexibility, of engineering and project execution resources, coordinating assigned engineering centres.

Following the conclusion of the merger process, the second phase of the 'New Saipem Operating Model Development Programme' commenced. The programme entails the review of the organisational structure of overseas companies and the creation of mechanisms to implement the organisational solutions identified.
Another significant event from an organisational development point of view were the numerous activities carried out during the year to support the development of EPC capabilities at the India Hub, and in particular to expand the hub's engineering capabilities to include Procurement, Construction and Project Management capabilities.
Finally, the year saw the reorganisation of a number of foreign companies and the Floaters and Facilities and

Leased FPSO businesses, which were all brought together under a single business line.
Selection, training, development and compensation strategies were determined by the need to address the climate of tension and unpredictability on the Oil & Gas services labour market during the first three quarters of the year (although in the fourth quarter they were reviewed as a consequence of the global financial crisis). The strategies adopted prioritised the search and creation, using innovative methods, of the professional skills necessary for the current phase of development of the business, and the retention of holders of critical know-how.

The recruitment and selection of young graduates from Italian universities continued during the period through the partnership with Eni Corporate University aimed at establishing long-term relationships with Italian and overseas universities. Investments also continued to be made in specialised Masters courses, particularly in Italian universities, with the objective of developing specific skills useful for Saipem's business that are not currently available on the market.

Special focus was placed on early recruitment of high school graduates for participation in special training and development programmes tailored to prepare them for technical positions within the group. The following initiatives were implemented in this regard:

- creation of a Saipem School in Rome, in collaboration with the ELIS consortium;
- launch of a project (with the support of the Milan municipal authorities and the Central Directorate for Labour and Employment Policies and the Labour Market Observatory) involving the participation of technical institutes from the Milan municipal area with the objective of establishing innovative training-work relationships with the institutes in question;
- start of a collaboration with technical institutes from Pesaro and Ancona which involves modifying syllabuses to give them an Oil & Gas industry focus.

Employer Branding initiatives were extended to include a number of overseas markets where Saipem may potentially be able to recruit. Events were held in the United Arab Emirates and Egypt, where Saipem participated in the Career Days events organised by the American University and in India, where visits were made, in collaboration with Eni Corporate University, to the India Institute of Technology IIT in New Delhi and Chennai and the National Institute of Technology NIT in Bangalore.
The recruitment portal eFesto is currently in the process of being implemented for overseas offices and companies. In 2008, it became operational in India, Romania, the UK, Algeria and Brazil.
The planning of training activities is also influenced by the adopted selection strategy, which it aims to complement and support. The training activities carried out during 2008 included the following:

- launch at the Fano offices of a training course for Onshore Site Assistants;
- inauguration of a training centre in India for the recruitment and training of resources for cost control, planning, NDT/AUT supervisor and, in future, QHSE Engineer and Contract Administrator roles;
- in the Drilling sector, three professional training courses were held at the Cortemaggiore facilities for future Subsea Drilling Engineers, Assistant Drilling Superintendents and Assistant Drillers;
- launch, for the Offshore sector, as an integral part of the Group's recruitment and development plans, of training plans for critical roles such as Field Engineer, Crane Operator and Marine Operations

Superintendent, involving technical/professional training and a detailed 'on-the-job-training' programme with its own dedicated appraisal and monitoring system;
- design and implementation of logistical structures and activation of contacts with external suppliers for two new Offshore training initiatives for the professional development of Prefabrication/Welding Supervisors and Fabrication/Lifting & Handling Supervisors.

The collaboration with Eni Corporate University continued to ensure strong ties with academic institutions, with the year seeing the start of the second edition of the Masters in General Management for recently appointed senior managers.

In view of the growing difficulty of identifying resources on the external labour market possessing the necessary know-how and capabilities, human resources development activities were above all focused on resource retention and the sharing of technical/specialist know-how. In order to facilitate this process and improve the focus on business requirements, the role of Career Manager was introduced, responsible for providing selection, development, training and compensation services for a specific professional area and also for developing, maintaining and sharing know-how in that area.

In addition, in order to capitalise on the technical/specialist capabilities and skills existing within the company, promote the dissemination of such skills and increase the visibility of highly-skilled resources, a programme was implemented involving the identification of resources possessing strategic know-how ('Knowledge Owners') and their 'certification'. 'Certified' Knowledge Owners are required, in the course of their duties, to carry out activities aimed at developing and disseminating their skills.

In relation to compensation policy and systems, the first half of 2008 again saw increased investments compared to previous years (although the growth trend came to a halt in the second half of the year) in both Italian and foreign personnel, in order to maintain a good level of retention, with the application of retention and deferred bonuses increasing and the number of incentives available growing. Incentivisation schemes were implemented in a number of geographical areas (e.g. Nigeria, the Caspian Sea area and the Middle East) and in particular in the Drilling sector.

The following incentives, which were based on actual 2007 individual results and management performance, were paid out:
- in April, the allocation of annual monetary incentives to 336 senior managers (excluding executive directors), equal to 79% of senior managers, with a total cost outlay of €8,655,000;
- in July, allocation of deferred monetary incentives to 332 senior managers (excluding executive directors), equal to 78% of senior managers, with a total cost outlay of €8,542,000.

In addition, 1,339,000 stock options were assigned to 93 senior managers.

Finally, support continued on Saipem's local content initiatives, which included the selection and training in Kazakhstan of 38 local engineering graduates, who will be employed in the Groups' business activities in the Caspian Sea area.

(units)	Average workforce 2007	**Average workforce 2008**
Offshore	9,209	**10,334**
Onshore	16,560	**15,224**
Offshore Drilling	1,327	**1,581**
Onshore Drilling	3,263	**4,067**
Staff positions	3,014	**3,287**
Total	**33,373**	**34,493**
Italian personnel	6,530	**7,044**
Other nationalities	26,843	**27,449**
Total	**33,373**	**34,493**
Italian personnel under open-ended contract	5,493	**5,974**
Italian personnel under fixed-term contract	1,037	**1,070**
Total	**6,530**	**7,044**

(units)	Dec. 31, 2007	**Dec. 31, 2008**
Number of engineers	6,608	**7,071**
Number of employees	33,383	**36,643**

Saipem's approach in industrial relations is to pay careful and close attention to the socio-economic context and to the legislation in force in the countries in which it operates, with the aim of ensuring harmonisation and optimal management, in accordance with company policy, of relations with trade unions, employers' associations, institutions and public bodies.
For many years now, Saipem's main objective has been to prevent and/or reduce industrial disputes, both within the company and in relations with institutions, by adopting a consensual approach that takes into account the expectations and goals of all parties. This approach has seen the group sign agreements at national, local and company-wide levels regarding not only wage/salary questions but also issues connected with working regulations.
The application of this model achieved some notable successes in 2008 and enabled the Saipem Group to manage a number of critical situations connected with increases or fall offs in workloads/activities (as was the case in the Drilling sector and in Kazakhstan) and thus to avoid potential conflict.
In this particular regard, it is worth mentioning the exemplary fairness of the procedures adopted in consultations with trade unions during the two mergers by incorporation completed in 2008, of Saipem FPSO, Saipem Energy International and Engineering & Management Services into Energy Maintenance Services, and of Snamprogetti SpA and Ecos Group Srl into Saipem SpA, both of which concluded with the signing of trade union agreements.
During the year, Saipem signed transnational agreements relating to the Energia Eni sector and is a member of the European Works Council through its company and trade union representatives, who were re-elected in November 2008.
It also signed a transnational agreement with the International Transport Federation, which regulates work terms and conditions and wages for seafaring personnel working on Saipem vessels. The agreement was renewed for the two year period 2009-2010 in December 2008.
In view of the growing complexity of the Saipem Group and its processes, in addition to the launch of the 'Workload Management Solution' system, a work group called 'GHRS Reloaded' was set up during early 2008, dedicated initially to training, support and monitoring of the correct use of the GHRS system for human resource management.
Based on the results of the first assessment phase, in September the Group began work on the GHRS Reloaded - New Release project, whose objective was to implement new functions that would improve the system and optimise the efficiency of management processes.
During 2008, the 'Project for the Merger by incorporation of Snamprogetti SpA into Saipem SpA' was completed. From an HR perspective, the project achieved an effective standardisation/harmonisation of the main management and administrative processes for Italian personnel working in Italy and Italian expatriate personnel working abroad.

Information technology

2008 in information technology saw the IBIS initiative (Integrated Business Information Systems) once again very much to the fore, with its objective of achieving harmonious and focused change with regard to the IT solutions supporting the work processes of business units and support services. As part of the IBIS project, SAP R/3 roll outs took place at the Trinidad & Tobago offices of Saipem sa and at Snamprogetti Sud SpA, Saipem UK Ltd, Saipem America Inc, Saipem Marittime Asset Management Luxembourg Sàrl and Global Petroprojects Services AG.

The most significant event in IT terms was, however, the merger by incorporation of Snamprogetti SpA into Saipem SpA, which entailed the migration of Snamprogetti SAP data to the Saipem system. The project, which was completed during the year, represented a significant technical and functional challenge and constituted – from an ICT point of view – one of the most complex SAP to SAP migration projects ever carried out internationally.

The year also saw the new release of SAP BW for the Data Warehouse application put into production, the completion of the definition of functional requirements for the new consolidated reporting model and the beginning of the overhaul of the Data Warehouse system for Procurement.

Also under the IBIS programme, the Workload Management System (WMS) – an integrated system for project resource workload planning and control – had its first release. The system, which is currently in use at the Onshore Business Unit, has high potential in terms of coordination and management and is used to support cost estimates for project proposals and calculate actual costs on implementation projects as well as to prepare forecasts regarding key resources at Corporate level.

Meanwhile, an IBIS project was implemented with the objective of adopting a common document management methodology for all business units and creating a unified Corporate document system. The project should be completed in 2009, when the new system will be released. It will be used alongside the existing document management system, DAMS-Asset, where documentation relating to the Saipem 10000 was moved into production during 2008.

In the business support area, the implementation of the material management application, Intergraph SmartPlant Material, continued. During 2009, additional software implementations requested by Saipem will be carried out by the supplier with the aim of expanding the user base. The year also saw the development of new vertical solutions for onshore construction and offshore fabrication based on products available on the market that were enhanced using custom modules developed in-house that are tailored to Saipem's specific needs.

In terms of ICT infrastructure, activities continued on updating and upgrading works aimed at improving the performance, availability, accessibility and security of company applications.

The other significant ICT activities carried out during the year included the upgrade of the storage area network supporting Corporate applications and the email system, the adoption of disaster recovery solutions as part of the SAP R/3 Disaster Recovery Plan and the enhancement of connections to fleet and main sites – in particular the engineering hubs in Fano, Chennai and Sharjah.

New cost-saving services introduced during the year included IP telephony – the transmission of telephone calls over a data network – and 'Business Voice' – an international telephony service that uses the Orange data network in cooperation with Eni.

With regard to ICT governance, the monitoring required to ensure compliance with the Sarbanes Oxley Act and Law 262 has become an integral part of ICT processes. In addition, a project whose objective is the adoption of a control system based on the international ISO framework 27001 was launched during the year with a view to improving the ICT Governance Model for the whole Saipem Group.

Corporate Governance Report[1]

Corporate Governance and fair practice

Principles

Saipem is an internationally oriented industrial group which, because of its size and the importance of its activities, plays a significant role in the marketplace and in the economic development and welfare of the individuals who work or collaborate with Saipem and of the communities where it is present.
In conducting both its activities as an international company and those with its partners, Saipem stands up for the protection and promotion of human rights – inalienable and fundamental prerogatives of human beings and basis for the establishment of societies founded on principles of equality, solidarity, repudiation of war, and for the protection of civil and political rights, of social, economic and cultural rights and 'third generation' rights (the right to self-determination, right to peace, right to development and protection of the environment).
Saipem undertakes to maintain and strengthen a governance system in line with international best practice standards, able to deal with the complex situations in which Saipem operates, and with the challenges to face for sustainable development. The complexity of the situations in which Saipem operates, the challenges of sustainable development and the need to take into consideration the interests of all people having a legitimate interest in the corporate business ('Stakeholders'), strengthen the importance to clearly define the values that Saipem accepts, acknowledges and shares as well as the responsibilities it assumes, contributing to a better future for everybody.

Compliance with the law, regulations, statutory provisions, self-regulatory codes, ethical integrity and fairness, is a constant commitment and duty of all Saipem's people, and characterises the conduct of Saipem's entire organisation.
All personnel working for Saipem, without distinction and/or exceptions, are committed to observing and enforcing the following principles, within their own function and responsibilities, in addition to the values and principles in matters of transparency, energy efficiency and sustainable. development, as stated by Institutions and International Conventions.

The belief of acting in Saipem's interests cannot in any way justify the adoption of practices contravening these principles.

Business ethics

Saipem's business and corporate activities have to be carried out in a transparent, honest and fair way, in good faith, and in full compliance with competition protection rules.
Specifically, Saipem applies the OECD (Organisation for Economic Co-operation and Development) guidelines for multinational companies.

Stakeholders

Saipem is committed to respecting all stakeholders with whom it interacts in business, as it believes that they are an important asset to the Company.

Labour protection and equal opportunities

Saipem respects the universally recognised core labour standards contained in the fundamental conventions of

(1) The Corporate Governance Report is posted in the 'Investor Relations' section of the Company's website www.saipem.it under the item 'Shareholders' Meeting'.

ILO (International Labour Organisation); it guarantees the freedom to form a union and the right of collective bargaining; it repudiates any form of forced or juvenile labour and/or discrimination. In addition, Saipem is an equal opportunity employer and guarantees its employees equal treatment based on merit.

Development of professional skills
Saipem values and promotes the development of skills and competencies of each employee in addition to team work, so that energy and creativity of the individual can realise its full potential.

Diversity
Saipem's business conduct is inspired by the respect it affords to cultures, religions, traditions, ethnic diversity and the communities in which it operates, and strives to preserve their biological, environmental, social, cultural and economic identities.

Human rights
Worldwide, Saipem is committed to supporting and respecting the principles contained in the UN Universal Declaration of Human Rights.

Cooperation
Saipem is committed to promoting the quality of life and the social and economic development of the communities in which the Group operates.

Health and safety
Saipem ensures ever-increasing health and safety standards for its employees and the communities in all areas of the world where it operates.

Environmental protection
Saipem is committed to protecting the environment and ecosystems involved in its business operations and strives to achieve the sustainability goals set by the international conventions Italy endorses.

The Code of Ethics

At the meeting of July 14, 2008, the Board of Directors of Saipem SpA approved the new organisational, management and control model pursuant to Legislative Decree No. 231 of 2001 (Model 231)[2].
Model 231 includes the new Code of Ethics which replaces the Code of Practice and is a compulsory general principle of Model 231 itself.
The Code of Ethics clearly defines, in compliance with the provisions of law, the values that Saipem recognises and accepts, as well as the responsibilities the Company assumes both internally and externally. It imposes fairness, honesty, integrity, and transparency in operations, conduct, working practices and relations both internal and external to the Group; the Board of Directors ensures adherence to the Code through the annual report of the Guarantor of the Code of Ethics, whose responsibilities have been delegated to the Compliance Committee of Saipem SpA and which, pursuant to Article 6, paragraph 1 of Law Decree 231 of 2001 has been granted 'independent powers of initiatives and control'.
In compliance with Confindustria (Italian Manufacturing Companies Association) guidelines and the most recent courts decisions, the Board of Directors, at the Audit Committee's proposal, resolved, at their meeting of July 14, 2008, to appoint two external members to the

(2) Model 231, inclusive of the Code of Ethics, and the Saipem Sustainability Report are posted on Saipem's website www.saipem.it under the sections 'Corporate Governance' and 'QHSE and Sustainability' respectively.

Compliance Committee, to further guarantee its independence, to be selected from among academics and professionals with proven expertise. One of those selected has taken on the role of Chairman of the Committee.
In 2008, the Technical Secretariat of the Compliance Committee was established to monitor the evolution of the relevant laws and courts decisions, to draw up proposals for the continuous update of Model 231, to collate and review information and documents received from Saipem offices, and to inform recipients of the Committee's decisions and monitor their implementation.
These initiatives have further strengthened the internal control system. The Board of Directors believes that business activities aiming at the creation of value for Shareholders must be founded on the principle of fair conduct towards all its stakeholders, comprising, besides the Shareholders, employees, suppliers, clients, commercial and financial partners as well as the communities the Group comes into contact with in the countries where it is present. Saipem is committed to promoting important social initiatives in order to spread a business culture amongst its stakeholders that will seize opportunities and manage the risks resulting from the economic, environmental and social development and will generate long-term value for all the parties involved.
The Code of Ethics includes the general principles underpinning Saipem's sustainability policy, detailed in Saipem Sustainability Report which has been produced annually from 2000, and is used to spread the sustainability culture and monitor its initiative and performance. The report is proof of the growing commitment by Group companies to share values and safeguard Quality, Health and Safety and the Environment, key factors for the success of the business and to improve the social, cultural and economic context in which Saipem operates.

Corporate Governance Code

The corporate governance of Saipem SpA is based on international best practice standards and, in particular, on the principles of the Corporate Governance Code (hereafter Code) of listed companies approved in 2006 by the Corporate Governance Committee and promoted by Borsa Italiana SpA, in addition to all relevant provisions of regulations issued by Consob (Italy's Securities and Exchange Commission).
The Board of Directors of Saipem SpA, at their meeting of November 9, 2000, resolved to adopt the Code and has aligned its Corporate Governance to amendments made to the Code in 2002.
At their meeting of December 14, 2006, the Board of Directors moved to adopt the recommendations and principles of the Code in its current version.
This annual corporate governance report was prepared, as in previous years, in compliance with the 'Annual corporate governance guidelines' of Borsa Italiana SpA of 2003, and recommendations and suggestions provided under the 'Guide for the preparation of corporate governance reports' issued by Assonime and Emittenti Titoli SpA and utilising the format of Borsa Italiana SpA. The Company strived, consistently with the business peculiarities and corporate objectives, to provide correct, exhaustive and effective information, in line with market requirements.

Corporate Governance System

Saipem's organisational structure is based on the traditional administration and control model where the Board of Directors is the central body, solely responsible for the Company's management.
Supervisory and control duties are the responsibility of the Board of Statutory Auditors whereas the External Auditors are responsible for auditing the accounts.
The Shareholders' Meeting manifests the will of and binds the Shareholders, through resolutions adopted in compliance with the law and the Company's Articles of Association.
The Shareholders' Meeting has appointed the Board of Directors for three years.
The Board of Directors has appointed the Chairman, a Deputy Chairman-CEO and a Managing Director-COO.
The Chairman has the power to represent the Company, pursuant to Article 21 of the Company's Articles of Association.
The Board of Directors has also set up two internal corporate committees, with consultative and advisory functions: the Audit Committee, comprising non-executive independent Directors, and the Compensation Committee, comprising a majority of independent Directors, all of whom are non-executive Directors.
The Company is a subsidiary of Eni SpA and is therefore subject to the direction and coordination of the parent company, pursuant to Article 2497 of the Italian Civil Code.

Saipem's shareholders at December 31, 2008

(Information required by Article 123-bis of Law 58/1998)

Share capital distribution

- At December 31, 2008, the share capital of Saipem SpA amounted to €441,410,900. It is fully paid up and comprises No. 441,262,713 ordinary shares, equal to 99.97% of the share capital, of the nominal value of €1 each, and No. 148,187 savings shares, equal to 0.03% of the share capital, of the nominal value of €1 each, both of which are listed on the Milan Stock Exchange. Shares cannot be divided and each share carries the entitlement to one vote. Saipem's shareholders enjoy, and are limited by, all relevant rights afforded by law. Savings shares are convertible at par with ordinary shares; they enjoy a higher dividend than ordinary shares equal to 3% of the share nominal value. The Savings Shareholders' meeting appointed Mr. Roberto Ramorini as their collective representative on October 31, 2006.
No other financial instruments have been issued by the Company that allocate the right to subscribe newly-issued shares.

Restrictions on the transfer of shares

- No restrictions exist on the transfer of shares.

Relevant shareholdings

- Based on information available and notifications received pursuant to Article 120 of Law 58/1998, Shareholders owning a stake in Saipem SpA in excess of 2% are:

Shareholders	Number of shares	% of capital
Eni SpA	189,423,307	42.91
Capital Research and Management Co	23,172,485	5.25

Shareholders breakdown by geographical area based on 2007 dividend payments

Shareholders	Number of Shareholders	Number of shares	% of capital
Italy	19,445	259,455,709 (*)	58.78
Other EU Member States	907	48,505,831	10.99
Americas	724	86,107,995	19.51
UK and Ireland	293	33,055,686	7.49
Other European States	103	4,206,271	0.95
Rest of the world	248	10,079,408	2.28
Total	**21,720**	**441,410,900**	**100.00**

(*) Includes treasury shares with no dividend entitlement.

Shareholders breakdown by size of holding

Shareholders	Number of Shareholders	Number of shares	% of capital
> 10%	1	189,423,307	42.91
> 2%	1	23,172,485	5.25
1% - 2%	5	34,182,335	7.74
0.5% - 1%	10	31,208,802	7.07
0.3% - 0.5%	14	25,076,953	5.68
0.1% - 0.3%	63	50,802,038	11.51
≤ 0.1%	21,626	87,544,980	19.84
Total	**21,720**	**441,410,900**	**100.00**

Voting rights restrictions

- No restrictions exist on voting rights.

Shareholders right restrictions

- All shareholders enjoy the same rights.

Agreements pursuant to Article 122 of Law 58/1998

- No known agreements exist amongst shareholders pursuant to Article 122 of Law 58/1998.

Exercise of voting rights

- Employees who hold Saipem's shares enjoy the same voting rights as ordinary shareholders.

Share capital increases and buy-back of treasury shares

- The Board of Directors does not have the power to increase the share capital pursuant to Article 2343 of the Italian Civil Code.
  The Shareholders' Meeting of April 28, 2008, approved the buy-back of a maximum of 1,700,000 treasury shares, pursuant to Article 2357 of the Italian Civil Code, for allocation to the 2008 Stock Option Scheme.
  Shares must be bought back within an 18-month period, at a price not higher than 5% with respect to the reference price on the day preceding each purchase, and for a maximum amount not exceeding €58 million.
  The Board of Directors, at their meeting of July 29, 2008, set the number of shares required to implement the Stock Option Scheme at 1,339,000.
  The number of treasury shares held by the Company at the end of 2008 was 6,349,500, equal to 1.43% of the share capital.

Indemnification for Directors in case of dismissal, resignation or termination following a public purchase offer

- There are no agreements indemnifying Directors in case of dismissal/revocation of their appointment without just cause, resignation or termination following a public purchase offer.

Directors' appointment or replacement, and modifications to the Articles of Association

- Procedures regulating the appointment of Board Directors are illustrated under the item 'Board of Directors'. The Board of Directors has the power to amend the Articles of Association to comply with the provisions of Law.

Change of control clauses

- Saipem SpA and its subsidiaries are subject to significant agreements that become effective whenever there is a change of control in terms of the current main shareholder Eni SpA (change of control clauses).
  Specifically, these clauses relate to:
  - **financing** currently held with third-party credit institutions or with Eni, which, at December 31, 2008, amounted to a total of €2,719 million.
    Should there be a change of control, Saipem may be requested to repay the loaned capital and related interests in advance of the contractual terms and conditions.
    Replacing the aforementioned financing on the market and taking into account the adjustment in the risk profile of the Company, would result in an increased annual financial outlay that is estimated at approximately €26.9 million;
  - **bank guarantees** amounting to a total of €5,294 million.
    Should there be a change of control, Saipem may be requested to release all Eni lines currently utilised against bank guarantees.
    Replacing existing lines on the market, taking into account the adjustment in the risk profile of the Company, would result in an increased annual financial outlay that is estimated at approximately €5.6 million.

The Board of Directors[3]

Responsibilities and powers of the Board of Directors

The Board of Directors is the central body within the Corporate Governance system of Saipem SpA and the Saipem Group. Article 20 of the Articles of Association states that the management of the Company is exclusively the responsibility of the Board of Directors.
Article 2365 of the Italian Civil Code grants the Board the power, normally the responsibility of the Extraordinary Shareholders' Meeting, to resolve on motions concerning:

- merger by incorporation of companies whose shares or stakes are owned entirely by the Company, pursuant to Article 2505 of the Italian Civil Code;
- merger by incorporation of companies whose shares or stakes are at least 90% (ninety per cent) owned by the Company, pursuant to Article 2505-bis of the Italian Civil Code;
- the proportional de-merger of companies whose shares or stakes are entirely or at least 90% (ninety per cent) owned by the Company, pursuant to Article 2506-ter of the Italian Civil Code;
- transfer of the Company's headquarters within Italy;
- incorporation, transfer and closure of secondary offices;

(3) The Directors' professional résumés are posted on Saipem's website. www.saipem.it under the section 'Investor Relations - Corporate Governance'.

- share capital decreases in case of shareholder's withdrawals;
- the issue of corporate bonds and other debentures, barring the issue of bonds convertible into Company's shares;
- the adoption of modifications to the Articles of Association to comply with the provisions of law.

In addition to the powers granted by Article 2381 of the Italian Civil Code, the Board of Directors is responsible for:

- setting a corporate government system and regulations for the Company and the Group. Specifically, following consultation with the Internal Audit Committee, it implements procedures to ensure that the following operations are carried out in a transparent and correct way, both in terms of procedure and substance: operations with related parties and operations where a Director has an interest, both directly or through a third party. The Board also adopts procedures for the management and release of Company information in general and sensitive information in particular;
- establishing internal corporate Committees with consultative and advisory functions, appointing their members, defining their responsibilities and approving their regulations;
- granting and revoking the powers of Board Directors, setting their limitations and methods of exercise; having reviewed the proposals put forward by the Compensation Committee and following consultation with the Board of Statutory Auditors, setting the compensation commensurate with the powers granted. The Board has the power to give directives to delegated bodies and carry out operations within its remit;
- setting the guidelines for the organisational, administrative and accounting structure of the Company and main Group subsidiaries. The Board evaluates the adequacy of the organisational, administrative and accounting model, placing particular emphasis on the management of conflicts of interests;
- defining, based on indications provided by the Internal Audit Committee, guidelines for the internal control system, ensuring that main business risks for the Company and its subsidiaries are identified, measured, monitored and properly managed. It ascertains annually the adequacy, effectiveness and operation of the internal control system;
- defining strategies and objectives for the Company and the Group, including sustainability policies. The Board reviews and approves industrial and financial strategic plans for the Company and the Group, as well as all the Company's strategic agreements;
- reviewing and approving the preliminary Financial Statements, the budget, Interim and Six-Monthly Reports, and preliminary results for the Company and the Group. The Board reviews and approves the Sustainability Report;
- receiving information from Directors with executive powers at Board Meetings, at least quarterly, regarding: Group activities within their responsibility; major operations; atypical and/or unusual operations or operations with related parties, which have not required approval by the Board of Directors;
- receiving information from internal corporate Committees every six months;
- evaluating the general management and performance of the Company and the Group, based on the information received from Directors with executive powers, paying particular attention to situations of potential conflict of interests and checking actual interim and yearly results against budget forecasts;
- resolving on the most significant and strategic economic and/or financial Company operations, reviewing the most relevant Group industrial and financial operations, paying particular attention to situations where one or more Directors may have an interest, both directly or through a third party, as well as operations with related parties.
  The following are considered to be significant operations:
  a) acquisition, disposal or transfer of holdings exceeding €5,000,000;
  b) capital expenditure in technical assets different from previous ones exceeding €300 million, or of a lower amount but of strategic importance or posing a particular risk;
  c) purchase or sale or goods and services other than investments, exceeding €1 billion and those whose duration is over 20 years;
  d) acquisition or transfer of company holdings or branches exceeding €25,000,000;
  e) acquisition, sale or financial leasing of land and/or buildings exceeding €2,500,000;
  f) financial of entities other than subsidiary companies: (i) for amounts exceeding €50 million; or (ii) or any amount, to companies where the share held is not a controlling stake and the loan is not proportional to the share of the holding;
  g) issue of personal or other guarantees to entities other than subsidiary companies: (i) for amounts exceeding €200 million in favour of subsidiary

companies; or (ii) of any amount to companies where the share held is not a controlling stake and the loan is not proportional to the share of the holding;

h) incorporations of subsidiaries or company branches;

- appointing and revoking General Managers, granting them the relevant powers;
- appointing and revoking, having consulted the opinion of the Board of Statutory Auditors, of the senior manager charged with preparing the company's financial reports, granting him adequate powers;
- appointing and revoking, having consulted the opinion of the Audit Committee, a manager in charge of the Internal control system;
- appointing the Compliance Committee, pursuant to Law 231/2001;
- ensuring the appointment of managers in charge of the departments responsible for dealing with shareholders and investors;
- having heard the proposals of the Compensation Committee, setting the criteria for the remuneration of the management of the Company and the Group; implementing incentive plans based on stock or other financial instruments approved by the Shareholders' Meeting;
- approving all motions put forward for approval to the Shareholders' Meetings;
- reviewing and resolving on all other matters that Directors with executive powers deem appropriate for the Board to assess, due to their sensitivity and/or importance;
- approving and entering into agency agreements; approving all donations.

Pursuant to Article 2391 of the Italian Civil Code, Directors shall inform the other Directors and the Statutory Auditors of interests they may have, on their own behalf and on behalf of third parties, in any specific Company operation.

At Board Meetings, the Chairman reminds the Board of Directors that, pursuant to Article 2391 of the Italian Civil Code, Board Directors must voice any interests they may have, directly or through a third party, related to any items on the Agenda before they are discussed. Directors have to state the nature, origin and relevance of these interests, if any.

The Board of Directors, in compliance with the recommendation contained in the new Corporate Governance Code, utilises a qualified external consultant to carry out an annual review of its size, composition and operation of the Board itself and its Committees.

This year's review, carried out with the support of Egon Zehnder International, has confirmed that the Board of Directors functions at an excellent level and it has further improved in some operational points.

The new Board composition brought diverse and broader competencies with the potential for richer contribution to Board discussions. The learning curve of new (and also confirmed) Members towards Saipem activities can be accelerated by systematic exposure to the business.

The new governance (Chairman and CEO as separate functions) ensure positive external representation while maintaining effective Board functioning, thanks to the smooth integration between Saipem's Chairman and its CEO.

The Board of Directors of Saipem SpA enjoys a positive, constructive climate that encourages independent members to give their appreciated contributions.

Composition of the Board of Directors

The Board of Directors, comprising nine Directors, was appointed by the Shareholders' Meeting on April 28, 2008 for three years, its mandate expiring at the Shareholders' Meeting called to approve the Financial Statements at December 31, 2010. The appointment of Directors occurs pursuant to Article 19 of the Articles of Association, through voting from lists, so as to allow the appointment of minority interest representatives. Lists are filed at the Company's registered headquarters at least fifteen days prior to the Shareholders' Meeting (first summons) and are published in compliance with current legislation and Consob regulations. Voting lists enclose a professional résumé for all candidates, their declaration accepting the nomination, stating that there are no grounds for ineligibility and/or incompatibility, and that they meet the integrity and/or independence requirements. Lists can be presented by shareholders, who, individually or with others, hold voting shares representing at least 1% of the share capital, as per Consob Resolution No. 16319 of January 29, 2008. Seven tenths of Directors are appointed from the list that has obtained the majority of votes (rounded down if necessary). Directors shall meet the honourability requirements prescribed by regulations, possess the professional expertise and experience to carry out their mandate efficiently and effectively and be able to dedicate sufficient time and resources to their office. Pursuant to Article 1.c.2 of the Code, information regarding offices of Directors or Auditors held by members of the Board in listed companies, financial or insurance companies or companies of considerable size is provided below under 'Offices held by Board Directors'.

The Board comprises the Chairman Marco Mangiagalli, the Deputy Chairman and CEO Pietro Franco Tali, the Managing Director Hugh James O'Donnell, and the Directors Luca Anderlini, Anna Maria Artoni, Jacques Yves Léost, Pierantonio Nebuloni, Salvatore Sardo and Ian Wybrew-Bond.

Luca Anderlini, Anna Maria Artoni and Pierantonio Nebuloni have been nominated from the list put forward by institutional investors coordinated by ARCA SGR SpA.

Marco Mangiagalli, Pietro Franco Tali, Hugh James O'Donnell, Jacques Yves Léost, Salvatore Sardo and Ian Wybrew-Bond have been nominated from the list put forward by Eni.

Cumulation of offices

Pursuant to items 1.c.2 and 1.c.3 of the Corporate Governance Code, to ensure that Directors can devote enough time to their office, the Chairman proposes the adoption of the following guideline on the number of offices Directors may hold:

- an executive Director shall not hold: (i) the office of executive Director in other listed companies, either in Italy or abroad, in financial companies, banks, insurance companies or companies with net equity in excess of €1 billion; and (ii) the office of non-executive Director or Statutory Auditor (or member of other control body) in more than three of the aforementioned companies;
- beside the appointment at this Company, a non-executive Director shall not hold: (i) the office of executive Director in more than one of the aforementioned companies and the office of non-executive Director or Statutory Auditor (or member of other control body) in more than three of the aforementioned companies; and/or (ii) the office of non-executive Director or Statutory Auditor in more than six of the aforementioned companies.

Offices held at companies of the same Group are excluded from the limit of cumulation.
Should the aforementioned limits be exceeded, Directors shall immediately inform the Board of Directors, who, after assessing the position and, in light of the Company's interests, shall invite the Director to take the relevant decisions.
The Code recommends that public companies set up a Committee for appointment proposals comprising a majority of non-executive Directors, 'specifically when the Board of Directors notices that Shareholders are finding it difficult to put forward appointment proposals'. This Committee has not been implemented since, as previously stated, lists enclose a professional résumé for all candidates.
Based on the information received, we list hereunder additional directorships or auditor posts held by Saipem's Board Directors in other listed companies, either in Italy or abroad, in financial companies, banks, insurance companies or companies of relevance (Article 1.c.2 of the Code).

PIETRO FRANCO TALI
Board Director of Dockwise Ltd (company listed on the Oslo Stock Exchange).

ANNA MARIA ARTONI
Vice President and Managing Director of Artoni Group SpA and Artoni Trasporti SpA; Chairman of Artleasing SpA, Frigomar SpA and Network Extensions Srl; Board Director of RCS Quotidiani and the bank 'Cassa di Risparmio di Parma e Piacenza'.

PIERANTONIO NEBULONI
Managing Director of IT Holding SpA (listed company); Board Director of Polynt SpA, Mid Industry Capital SpA; Sole Director of Farelli Srl.

Board of Directors' Meetings

The Company's Articles of Association do not specify how often the Board should meet, although Article 21 states it has to occur at least quarterly as follows: 'The Directors inform the Board of Directors and the Board of Statutory Auditors promptly or at least every quarter on Company activities, major economic and financial transactions involving the Company or its subsidiaries; in particular they report those operations in which they have an interest, on behalf of themselves or third parties, or those operations that are subject to the influence of the controlling party'.
In 2008, the Board of Directors met on ten occasions, their meetings lasting three hours on average. Three meetings have been scheduled to take place in the first half of 2009. The general public is informed of the dates of Board Meetings when periodical statements and reports, required by current legislation, are to be approved.
The Board of Directors sets down the formalities pertaining to the calling of Board Meetings; in particular, meetings are convened by the Chairman, who also prepares the agenda for the meeting, through notices sent by mail, fax or e-mail at least five days prior to the date of the meeting; in exceptional

circumstances, notice is sent at least 24 hours prior to the time of the meeting. The Articles of Association allow for meetings to be held via video-conference link. Directors and Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at the meeting.
In 2008, an average of 85% of Board Directors and 80% of independent Directors attended Board Meetings.

Executive Directors
Consistently with international best practices, which recommend avoiding the concentration of duties in one person, the Board of Directors resolved, at their meeting of July 29, 2008, to separate the roles of Chairman and Chief Executive Officer (CEO), the latter being the administrator who, by virtue of powers granted and their actual exercise, is the main person responsible for the management of the Company.
The Corporate Governance Committee of Borsa Italiana believes that the separation of the aforementioned roles can strengthen the characteristics of impartiality and balance required of a Chairman of the Board, to whom the law and procedure entrust the tasks of organising the work of the Board as well as acting as a link between executive Directors and non-executive Directors.
The separation of the roles of Chairman and Chief Executive Officer (CEO) makes the appointment of a lead independent Director unnecessary.
The Board of Directors resolved to appoint Marco Mangiagalli Chairman and Pietro Franco Tali, formerly Chairman and CEO, Deputy Chairman and CEO.

The following are executive Directors: Pietro Franco Tali, Hugh James O'Donnell and Jacques Yves Léost (Chairman of Saipem sa).
The Board vested the Chairman with all powers granted to him by Law and the Company's Articles of Association, the Deputy Chairman and CEO (Chief Executive Officer) with all ordinary and extraordinary powers to manage the Company, except for the undelegable powers and those of the Board itself, and granted the Managing Director the powers to manage the Company's commercial and operational activities in the following areas:
- procurement and assets;
- onshore business unit;
- offshore business unit;
- drilling business unit;
- integrated projects.

The Deputy Chairman and CEO is ultimately responsible for the management of the Company. The Chairman chairs the Shareholders' Meeting, convenes and chairs Board of Directors' meetings, ensures the implementation of resolutions carried by the Board itself.

Independent Directors
Law 58 of February 24, 1998 provides that a minimum of two Directors meet the independence criteria required from Statutory Auditors of listed companies, if the Board comprises more than seven members.
Article 19 of the Articles of Association provides that a minimum of three Directors meet the aforementioned independence requirements if the Board comprises more than five members, boosting the number of independent Directors on the Board. Should a Director declare that he fails to meet the independence and integrity requirements, or should the Board not reach the minimum number of independent Directors as set in the Articles of Association, the Board of Directors shall declare the appointment of said Director void and provide for their replacement.
The Board of Directors, pursuant to the provisions of the Code and the provisions of Article 147-ter and Article 148, paragraph 3, of Law 58/1998, ascertains annually that the Directors comply with the independence and integrity requirements. Specifically, declarations by the interested parties confirmed as independent four non-executive Directors (Luca Anderlini, Anna Maria Artoni, Pierantonio Nebuloni and Ian Wybrew-Bond). They are considered independent following the evaluation carried out by the Board based on the parameters contained in Article 3 of the Corporate Governance Code and Article 148, paragraph 3, of Law 58/1998.

Directors who do not comply with the independence requirement are executive Directors Pietro Franco Tali, Hugh James O'Donnell, Jacques Yves Léost, and non-executive Directors Marco Mangiagalli and Salvatore Sardo.
The Board of Statutory Auditors has checked the correct application of criteria and procedures adopted by the Board of Directors to ascertain the independence of its members.

Processing of inside information - Internal Dealing[4]

On March 23, 2006, the Board of Directors approved the procedure for the 'Upkeep and update of the List of

(4) The 'Internal Dealing' procedure is posted on Saipem's website www.saipem.it under the section 'Investor Relations - Corporate Governance'.

persons having access to inside information', which states that 'Listed issuers and persons in a control relationship with them and persons acting on their behalf or on their account shall draw up, and keep regularly updated, a list of the persons who, in the exercise of their employment, profession or duties, have access to information referred to in Article 114, paragraph 1 (editor's note: inside information)'. This procedure, which contains the provisions of Chapter 1 (Lists of insiders) of Title VII of Consob Regulation No. 11971/1999 implementing the provisions on issuers of Legislative Decree 58/1998, identifies: (i) methods and terms applicable to listing and/or cancellation of personal data relating to persons, who in the exercise of their employment, profession or duties, have regular or occasional access to inside information; (ii) notification to the interested party of their listing and/or cancellation from the list and reasons thereof. This procedure is effective from April 1, 2006.

The Board of Directors also approved the 'Procedure regulating the identification of relevant parties and operations carried out by them, directly or through third parties, involving shares of Saipem SpA or other associated financial instruments (Internal Dealing Procedure)', which replaces the Internal Dealing Code approved by the Board on December 12, 2002. This procedure complies with the provisions of Article 114 (Information to be provided to the public), paragraph 7 of Law 58/1998, according to which 'persons performing administrative, supervisory and management functions in a listed issuer and managers who have regular access to inside information referred to in paragraph 1 and the power to make managerial decisions affecting the future development and prospects of the issuer, persons who hold shares amounting to at least 10 per cent of the share capital, and any other persons who control the issuer must inform Consob and the public of transactions involving the issuer's shares or other financial instruments linked to them that they have carried out directly or through nominees. Such disclosures must also be made by the spouse, unless legally separated, dependent children, including those of the spouse, cohabitant parents and relatives by blood or affinity of the persons referred to above and in the other cases identified by Consob in a regulation implementing Commission Directive 2004/72/EC of April 29, 2004'. This procedure, which contains the provisions of Chapter II (Transactions concluded by relevant persons and persons closely associated with such persons) of Title VII of Consob Regulation No. 11971/1999 implementing the provisions on issuers of Legislative Decree 58/1998: (i) identifies relevant persons; (ii) identifies operations involving shares issued by Saipem or other associated financial instruments; (iii) sets methods and conditions of disclosure involving transactions and their notification to the public; (iv) states sanctions to be applied in case of non-compliance of the provisions stated in the procedure.

In addition to legal requirements, this procedure also lists blocking periods, i.e. periods during which relevant parties may not carry out operations.

Board Committees

In order to carry out its responsibilities more efficiently, the Board has set up two committees: the Audit Committee, comprised exclusively of non-executive independent Board members, and the Compensation Committee, comprising a majority of independent Board members, all of whom are non-executive Directors.
All Audit Committee members are accounting and finance experts.
The Audit Committee comprises Luca Anderlini, Anna Maria Artoni and Pierantonio Nebuloni. The Compensation Committee comprises Salvatore Sardo - Chairman, Anna Maria Artoni and Pierantonio Nebuloni.

Audit Committee

The Audit Committee, in compliance with the Board resolution of November 9, 2000, fulfils a preparatory, consultative and propositive role regarding the general management of the Company. In compliance with the amendments made to the Code in July 2002, the Committee approved the 'Audit Committee Regulations' on February 25, 2003. In accordance with the Regulations, the Chairman of the Board of Statutory Auditors, or an Auditor appointed by the Chairman takes part in the Committee's activities; meetings can be attended by Saipem's Chairman. The Internal Audit Manager (being the senior manager in charge of the Internal Control System) assists the Audit Committee and carries out duties assigned as part of his/her role. The Internal Audit department, reporting to the Deputy Chairman and CEO, is responsible for the following:
(i) assessing the conformity of accounting and non-accounting criteria and principles, the efficiency of administrative procedures and control systems;
(ii) ensuring the implementation and updating of the risk assessment, mapping and classification systems for auditing purposes.

The Audit Committee's responsibilities are: (i) assisting the Board of Directors in the following areas: (a) setting guidelines for the internal control system;
(b) periodically checking that it is adequate and operates effectively; (c) ensuring that major risks facing the Company are suitably identified and properly managed; (ii) evaluating together with the CFO and the external auditors, the adequacy of accounting principles adopted and their consistency throughout the consolidated financial statements; (iii) assessing together with the external auditors: (a) accounting principles considered 'critical' for the correct financial and economic representation of Saipem's position;
(b) alternative accounting standards provided for by the accounting principles and reviewed with the management, the consequences of the application of said alternative standards and related information in addition to the methods considered preferential by the external auditors; (c) contents of every relevant written exchange between the external auditors and the Company's management; (d) issues relating to statutory and consolidated financial statements of major Group Companies; (iv) evaluating the work programme prepared by the Internal Audit Manager and receives from the latter reports, al least quarterly, on work performed; (v) evaluating issues raised through Internal Audit reports, communications from the Board of Auditors or individual Auditors, reports and the management letter issued by the external auditors, the annual report issued by the Guarantor of the Internal Code of Practice, inquiries and studies by third parties; (vi) assessing offers received from external auditing firms for the award of the auditing contract, the work programmes put forward and works carried out by said auditing firms, also in terms of their independence; (vii) verifying independence of the external auditors; (viii) evaluating requests advanced by departmental managers to utilise the auditing firm appointed to audit the financial statements for non-audit service and presents proposals to the Board of Directors.
The Audit Committee convened ten times during 2008 and three times in the period from January 1 to March 12, 2009. It examined the audit programmes issued by the Internal Audit Department, approving their audit plan for the year; it examined and evaluated internal audit activities; met with the Chief Financial Officer, the Chairman of the Board of Statutory Auditors, the partners of the External Auditing firm to examine the main issues pertaining to the 2007 and 2008 Financial Statements; it monitored the development of the operating model of the Internal Audit Department; acknowledged Company activities relating to Law Decree 231/2001 particularly those activities relating to compliance, training and the analysis of sensitive processes; studied in-depth the model for the risk analysis and risk management of the Saipem Group; acknowledged the Company's organisational structure and the powers of attorney and proxy systems at the basis of the Saipem Group decision making mechanism; monitored Company activities related to the implementation of accounting processes necessary to implement the new International Financial Reporting Standards (IFRS). The Audit Committee reports to the Board of Directors every six months, providing a detailed account of work carried out and the adequacy of the internal control system.
The Board of Directors has appointed the Internal Audit Manager as the senior manager in charge of the internal control system, with the responsibilities provided by the new Corporate Governance Code.

Compensation Committee
The Compensation Committee fulfils a propositive role for the Board of Directors vis-à-vis the Executive Directors remuneration as well as: (i) stock based incentive schemes; (ii) criteria for setting the Group's top management remuneration; (iii) setting targets and assessing achievements of performance and incentive schemes.
In 2008, the Compensation Committee convened on three occasions (with 100% member attendance) and carried out the following:
- reviewed the 2008 Group performance and incentive schemes as well as results of the 2007 schemes, in view of the allocation of annual and deferred monetary incentives to Group senior managers;
- proposed the fixed and variable remuneration of the Chairman and the Managing Director, based on 2007 results;
- proposed the 2008 management incentive scheme allocations (stock options, annual and deferred monetary incentives).

Saipem's CFO and HR Director were invited to attend Compensation Committee meetings.
Compensation Committee meetings at which remuneration proposals are put forward were not attended by the Directors affected.
All meetings were minuted.
The Compensation Committee had full access to information and Company functions necessary to carry out its responsibilities.

Remuneration of Board Directors

Directors' remuneration is approved by the Shareholders' Meeting; the remuneration of the Chairman, the Deputy Chairman and CEO and the Managing Director is set, pursuant to Article 2389, by the Board of Directors at the proposal of the Compensation Committee, having previously conferred with the Statutory Auditors. Pursuant to Consob regulations, the Directors' Report in the Financial Statements, or the notes to the financial statements, contain the following: (i) amounts paid to the Directors, Statutory Auditors, the General Manager and senior managers with strategic responsibilities; (ii) number of stock grants and stock options allocated to the Deputy Chairman and CEO and the Managing Director, the General Manager and senior managers with strategic responsibilities; (iii) number of shares held by the Directors, Statutory Auditors, the General Manager and senior managers with strategic responsibilities of Saipem and its controlled companies.
The Shareholders' Meeting of April 28, 2008 set at €40,000 the remuneration for each Director for every year of office, in addition to reimbursement of expenses incurred.
The remuneration of the Deputy Chairman and CEO and the Managing Director, as well as that of the General Manager and senior managers with strategic responsibilities comprises a fixed component, a variable component and a long-term incentive.
The fixed remuneration of the Deputy Chairman and CEO and the Managing Director is commensurate with the powers vested in them. The fixed remuneration of the General Manager and senior managers with strategic responsibilities is based on their position and strategic responsibilities, in line with comparable positions in the market of large national and international companies, with annual adjustments based on merit (continuity of individual performance) or promotion (progression of position/responsibilities).
The variable remuneration is paid annually in cash and is linked to the achievement of specific economic, operational and/or strategic objectives and individual targets (for the single business units or departments) set the previous year.
The variable part of the Deputy Chairman and CEO's and the Managing Director's remuneration is linked to the achievement of Company objectives. The variable remuneration paid in 2008 was based on Saipem's targets for the year 2007 (profitability, cash-flow, new contracts, backlog risk management and preparation of the Sustainability Report), approved by the Board of Directors at the proposal of the Compensation Committee.
The remuneration of non-executive Directors is not linked to the results achieved. Non-executive Directors do not participate in the Company's incentive schemes.
The remuneration paid to Board Directors, the General Manager and senior managers with strategic responsibilities are detailed in the annual Financial Statements.
In 2006, the Board of Directors approved, at the proposal of the Compensation Committee, a new long-term incentive system applicable to senior managers of Saipem, in order to increase management's motivation and loyalty and set a close correlation between achieved targets/Company results and incentives.
The new system, applied from 2006 to 2008, comprises a deferred monetary incentive focused on business growth and operational efficiency (replacing the stock grant scheme), and a stock option scheme focused on return on investment for the Shareholder, which was approved by the Shareholders' Meeting of April 28, 2008. This policy is aimed at balancing the monetary and stock-based components of the remuneration package, as well as integrating over the long-term the Company's financial-operational performance with that of the stock. The deferred monetary incentive granted in 2008 will be paid after a three-year vesting period depending on the achievement of annual EBITDA targets (actual vs budget results) set for the years 2008-2010. Stock options allocated in 2008 will be eligible for exercise after three years based on the Total Shareholders' Return achieved by Saipem's share versus its competitors, calculated on an annual basis over the years 2007-2009. After every three-year vesting period, the results of long-term incentive schemes will be reviewed by the Compensation Committee and approved by the Board of Directors.

Internal control system

The aim of the internal control system, which has been in place for several years, is safeguarding the risk areas of Saipem's corporate business. The regulations and structures that make up the internal control system are reinforced by the Code of Ethics, which sets out the Company's fundamental values: the formal and material legitimacy of employees' conduct at every level of the organisation, the transparency of accounts, the dissemination of a control oriented mentality and sustainability. Saipem is aware that investors rely on the Corporate bodies, the management and all employees

to fully comply with the system of regulations that comprise the Company's internal control system.
The Board of Directors ensures that the internal control system is consistent with the Company's business requirements. On December 14, 2006 and subsequent amendments, the Board of Directors resolved to adopt the provisions of the Corporate Governance Code of Listed Companies, taking upon itself to define - with the support of the Audit Committee - guidelines for the internal control system in order to ensure the correct identification, measure, management and monitoring of main risks for the Company and its subsidiaries. The Audit Committee reports to the Board at least every six months, upon approval of the annual financial statements and the half-year report, on activities carried out and the adequacy of the internal control system. In addition to supporting the Board in fulfiling its responsibilities vis-à-vis the internal control system, the Audit Committee: (i) assesses, together with the manager charged with preparing the Company's financial reports and the independent auditors, the correct application of accounting principles and their consistency in the preparation of the consolidated financial statements; (ii) reviews the integrated audit plan, the periodic reports of the Internal Audit Manager on activities carried out and their outcome;
(iii) evaluates comments raised in Internal Audit reports, enquiries carried out by the Internal Audit department following whistle-blowing actions, reports by the Board of Statutory Auditors, reports and the management letter of the independent auditors, the annual report of the Compliance Committee, the report of the senior manager in charge of the internal control system. All activities carried out in 2008 by the Audit Committee are detailed above in the relevant section of this report.
The Deputy Chairman and CEO is responsible for implementing the guidelines set by the Board of Directors and ensuring the function of the internal control system, with the support of the senior manager in charge of the internal control system and the Internal Audit department.

Senior manager in charge of the internal control system

On December 14, 2006, the senior manager in charge of the internal control system, Alessandro Riva, was appointed by the Board of Directors at the Chairman's proposal, having heard the opinion of the Audit Committee. The senior manager is responsible for ensuring that the internal control system is adequate, fully operational and functional at all times. He is not responsible for any operative area and reports to the Deputy Chairman and CEO, the Audit Committee and the Board of Statutory Auditors on the adequacy of the internal control system to achieve an acceptable overall risk profile. One of the actors operating in the complex internal control system is the Internal Audit department, which reports to the Deputy Chairman and CEO and the Board of Statutory Auditors. The Internal Audit department provides independent and objective activities aimed at promoting efficiency and effectiveness improving measures in the internal control system and the Company's organisation. The Internal Audit department of Saipem SpA carries out the following monitoring activities of the internal control system: (i) an annual Integrated Audit plan with a top down-risk based approach, which is first submitted to the Audit Committee and the Board of Statutory Auditors of Saipem SpA and then to the approval of the Board of Directors and, pursuant to Law Decree 231/2001, to Saipem's Compliance Committee; (ii) ad-hoc checks upon specific requests by the Company's top management, the Audit Committee, the Board of Statutory Auditors and/or the Compliance Committee, in addition to notification and anonymous requests, in compliance with current corporate procedures; (iii) independent monitoring aimed at producing periodic reports, described here below.
The Internal Audit department reports periodically to the Company's control bodies and the top management on its audit activities and monitoring of corrective measures taken. The senior manager in charge of the internal control system, the internal audit department and the external auditors have access to data, documents and information required to carry out their duties.

Periodic disclosure of information

The internal control system over financial reporting was set up in compliance with:
- the US Sarbanes-Oxley Act of 2002 (SOA), which Saipem must adhere to as subsidiary of a New York Stock Exchange listed company (NYSE);
- Law Decree 58/1998, Article 154-bis, applicable because Saipem is listed on the Italian Stock Exchange.

Two key principles were followed in the review of the internal control system:
- disseminate controls to all levels of the organisation, in line with the respective operational responsibilities; this approach reflects the policy stated in the Code of Ethics: 'the responsibility for building an efficient internal control system rests on all levels of Saipem's organisation; therefore all Saipem's employees, in

their respective functions, are responsible for the definition and proper functioning of internal controls';
- sustainability of controls over time, so that they become integrated and are compatible with operational requirements; all controls were reviewed in detail to identify those that are critical in mitigating risks.

To safeguard the accuracy and reliability of Company information, a number of control and procedures were set up, subdivided into two components:
- disclosure controls and procedures aimed at fulfiling all disclosures required for the consolidated and statutory financial statements, the half-year and interim reports as well as Form 20-F (Disclosure controls and procedures-DC&P);
- the internal control system which regulates the preparation of the financial statements and interim reports (Internal Control Over Financial Reporting - ICFR).

Disclosure controls and procedures aim to ensure that Company information divulged to the market is correctly gathered, processed, collated and disclosed, in compliance with current legislation. Controls and procedures include those that are specifically designed to ensure that information is gained and communicated to the management of the Issuer, specifically the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), so that they can take conscious and prompt decisions on information to be disclosed to the market and on its correctness/completeness in representing Company risks, management expectations and business developments. The Management is responsible for both procedures and internal controls with regard to duties of information in respect of the assessment of organisational efficiency and their effective operations. The internal control system, which is at the basis of the collation of the financial and interim statements, aims at ensuring that all financial data are correct and safeguarding the collation process of the financial statements and interim statements in order to produce information that is in compliance with generally accepted accounting principles. Its scope is therefore limited when compared to the DC&P, although its reach within the organisation is greater, requiring controls within each operational and administrative department, which issues relevant financial information. Pursuant to SOA provisions, only the internal control system that is responsible for the collation of the financial statements is audited by the management as well as the Accounting Auditors.

The structure of the internal control system is set by the model adopted in the COSO Report and comprises five components (control environment, risk assessment, control activities, IT systems and information flows, monitoring activities), which, in light of their own characteristics, operate at company and process level.

Specifically, controls at entity level comprise the following:
- Company Level Controls, which are control tools that are applied throughout the Group or a specific sector and allow the controlling entity (Saipem) to direct, define and monitor, albeit only at high level, the layout and operations of the internal control system of subsidiaries. Company level controls include the Code of Ethics, Corporate Governance, Group guidelines, etc.;
- Entity Level Controls are control tools operating across individual companies.

Process level controls comprise:
- specific controls: all activities, either manual or automated, aimed at preventing, identifying and correcting errors and misrepresentations occurring during business operations; in order to improve the system's efficiency and its sustainability over time, specific controls have been subdivided into standard and key controls, the latter being critical in preventing false representations in the financial statements, on which monitoring activities are based;
- pervasive controls: structural elements of the internal control system aimed at setting the general environment that can promote the proper execution and control of operational activities.
  Main categories of pervasive controls are:
  - segregation of duties, aimed at preventing a large number of tasks and responsibilities being centred on the same person such that would enable them to commit and conceal fraud or errors; where activities are aided by IT systems, proper segregation is ensured through the allocation of correct profiles and users;
  - general computer controls, comprise all checks to ensure the correct operations of IT systems (for instance access controls).

All the aforementioned controls are aimed at mitigating risks of unintentional errors, and/ or of fraud that may have repercussions on the Company finances. With regard to the risk of fraud, the internal control system provides a dedicated section 'Anti-fraud Programmes and Controls' for which a specific fraud risk assessment was carried out as well as an assessment of mitigating controls both at entity and process level.

Controls are constantly monitored to ensure that their design is correct, that they are effective and to update them consistently with changes in the organisation, operational process and IT systems.
The model adopted for monitoring purposes comprises:
- ongoing monitoring activities, carried out by the manager in charge of the relevant processes/activities on a continuous basis, to ensure prompt identification of shortcomings and subsequent implementation of corrective measures;
- separate evaluations carried out by the Internal Audit department in accordance to their own schedule, remit and targets, aimed at strengthening the assessment process carried out by the management.

Reports on all these activities on the internal control system are issued quarterly/annually; these involve all levels of the Group organisation: from department managers, who bear the main responsibility of maintaining an efficient control system, to CEOs and CFOs (Financial Managers) of individual subsidiaries; from the latter to the Divisions/main operational companies, to Saipem's CEO and CFO, who are ultimately responsible for the system's effectiveness - the CFO in his capacity as senior manager in charge of the Company's financial reporting, in compliance with Article 154-bis of Law 58/1998.
Similar reports are issued by the same persons, pursuant to Italian legislation, in the statutory and consolidated financial statements, the half-year report, interim reports and all other financial documents; the CFO has to declare that all information provided reflects documents, accounting books and entries.
The CEO and CFO report their assessment on the internal control system to the Board of Directors and the Board of Statutory Auditors, so that they can carry out their audit activities as per Italian and US legislation.
In order to standardise procedures within the Group, the aforementioned principles have been collated into one document 'Saipem's Control System over Corporate Reporting - Regulations and Methods', which describes the current Group Model and details responsibilities allocated to the Management and the various levels of the organisation.
A series of operative guides have been issued in support of the group model (guide for the identification of key controls, criteria for the definition of test samples, guide for the management of spreadsheets, etc.) and training courses organised.
The model and operative guides were circulated at all Group companies and posted on Saipem's intranet website (SOA/262). They have also been the subject of training and ad-hoc seminars at various offices.

Organisational model, pursuant to Law Decree 231/2001
On March 22, 2004, the Board of Directors approved the Organisational, Managerial and Control Model (Model 231) pursuant to Law 231/2001 and established a Compliance Committee. The Model comprises a comprehensive set of procedures and control processes aimed at preventing the offenses detailed in the aforementioned law decree, and subsequent amendments. The Chairman is responsible for devising and implementing initial activities, updating and upgrading the Model.
In May 2008, the Deputy Chairman and CEO started the process to align the Model to the new corporate organisation, which led to the Board of Directors approving the new Organisational, Managerial and Control Model 231/2001 on July 14, 2008.
As stated at the beginning of this report, Model 231 includes the new Code of Ethics which replaces the Code of Practice and is a compulsory general principle of Model 231 itself.
The Compliance Committee, which now is also the Guarantor of the Code of Ethics, is responsible for implementing their plan of actions and informs the Chairman on activities carried out. The Compliance Committee's independence is safeguarded by its position within the Company's organisation and reporting lines, pursuant to Article 6, paragraph 1, letter b), of Law 231/2001.

In 2008, the Compliance Committee convened on nine occasions and: promoted and monitored all initiatives aimed at Saipem SpA employees to ensure the adequate knowledge of the Model; it identified the Compliance Programme for the year and ensured that it was implemented alongside the scheduled and ad-hoc control activities; contributed to updating the new Model; coordinated and maintained communication channels to and from the Compliance Committee.

Independent Auditors
In compliance with the law, audits of accounts are entrusted to an external auditing company registered in Consob's Roll of Auditors, appointed by the Shareholders' Meeting. The current auditing company is PricewaterhouseCoopers SpA, appointed by the Shareholders' Meeting of April 30, 2007, whose six-year mandate expires with the approval of the 2012 Financial Statements.
The financial statements of subsidiary companies are subject to audit; these are mostly carried out by PricewaterhouseCoopers.

With regard to the opinion on the consolidated financial statements, PricewaterhouseCoopers is responsible for the audits carried out at subsidiary companies by other external auditors, which are immaterial in terms of consolidated assets and turnover.

Manager charged with preparing the Company's financial reports

Pursuant to Article 21 of the Articles of Association, and Article 154-bis of Law 58/1998, having heard the opinion of the Board of Statutory Auditors, appoints a manager in charge of preparing the Company's financial reports. The latter is chosen amongst individuals who have carried out the following for at least three years:

a) administrative and control activities in a managerial capacity at listed companies with a share capital exceeding €1 million, in Italy, in other European Union or OCSE member states, or
b) legal audits at companies specified under letter a) or
c) having had a professional position in the field of or a university professor teaching finances or accounting, or
d) a management position at public or private companies with financial, accounting or control responsibilities.

The Board of Directors ensures that the manager charged with preparing the company's financial reports is granted adequate powers and has sufficient means to carry out his/her duties; the Board also ascertains that the administrative and accounting procedures are adhered to.
Mr. Giulio Bozzini, who has taken over as Saipem's CFO from Alessandro Bernini, is the manager charged with preparing the Company's financial reports, pursuant to Article 154-bis of Law 58/1998.
He was appointed by the Board of Directors on July 29, 2008, having first ascertained that he met the professional criteria required by the Articles of Association.

Directors' interests and operations with related parties

Saipem, with regard to Article 9 of the Corporate Governance Code, drafted a procedure named 'Code of Practice Regulating Operations with Related Parties'[5], which was approved by the Board of Directors on July 7, 2003. This procedure identifies related parties and details all operations carried out amongst them; it lists criteria of application, operations that require prior consent by the Board of Directors and those that are to be notified to the Board of Statutory Auditors as well as the Board of Directors.
Board Directors, General Managers and senior manager with strategic responsibilities must declare, every six months, operations they may have carried out with Saipem SpA and/or its subsidiaries, directly or through a third party, in compliance with the provisions of IAS 24.
The amounts of commercial, financial or other operations with related parties are provided in the notes to the consolidated and statutory financial statements of Saipem SpA, along with a description of the most relevant types of operations, their incidence, and those operations that had an impact on the Company's assets and financial results.

Board of Statutory Auditors[6]

The Board of Statutory Auditors, pursuant to Article 149 of Law Decree 58/1998, monitors: compliance with the Law and the Articles of Association; that management principles are correctly adhered to; the adequacy of the Company organisational structure, the internal control system and the administrative/accounting system, and the reliability of the latter to clearly reflect the Company position; the implementation of corporate governance regulations contained in the Codes of Practice issued by Stock Exchange management companies and/or professional associations, which the Company has publicly declared to adhere to; the adequacy of directions given by the Company to its subsidiaries.
The Board comprises three Statutory Auditors and two Alternate Auditors, appointed by the Shareholders on April 28, 2008. The term of office for Statutory Auditors is three years and will expire at the Shareholders' Meeting called to approve the Financial Statements at December 31, 2010.
Pursuant to Article 27 of the Articles of Association, Statutory Auditors are appointed from voting lists; one Statutory Auditor and one alternate Auditor are chosen from the list put forward by the minority Shareholders. Lists are filed, presented and published in compliance with legal requirements and Consob Regulations.

(5) The procedure 'Code of Practice Regulating Operations with Related Parties' is posted in the 'Investor Relations' section of the Company's website www.saipem.it under the item 'Corporate Governance'.
(6) The Statutory Auditors' professional résumés are posted on Saipem's website. www.saipem.it under the section 'Investor Relations - Corporate Governance'.

Pursuant to Consob Resolution No. 16319 of January 29, 2008, lists may be presented by Shareholders who, individually or with others, hold shares amounting at least to 1% of the share capital.
Pursuant to Article 27, as amended by the Shareholders' Meeting on April 30, 2007 to comply with Law 262 of December 28, 2005, the Shareholders' Meeting appointed the Chairman of the Board of Statutory Auditors from the minority list. Lists enclose declarations by each candidate stating that they meet the integrity and independence requirements provided by law alongside their professional résumé.
The Board of Auditors comprises the Chairman Fabio Venegoni, the Statutory Auditors Fabrizio Gardi and Adriano Propersi and the Alternate Auditors Giulio Gamba and Alberto De Nigro.

Article 27 of the Articles of Association states that Statutory Auditors must be in possession of the requisites as per current legislation, in particular Decree 162/2000; in compliance with the Decree, the Articles of Association provide that the following fields are pertinent to the Company's activities: commercial law, business administration and management, the engineering and geology sectors. All Saipem's Statutory Auditors are members of the Register of Certified Auditors.
In compliance with the provision of the Corporate Governance Code aimed at ensuring that Statutory Auditors meet the independence requirements following their appointment (a similar provision applies also to Board Directors), the Board of Statutory Auditors assesses annually that all its members meet the independence requirements.
Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at Board meetings.
The Board of Statutory Auditors ensured the independence of the external audit company, ascertaining that it met all legal requirements and evaluating the nature and size of services other than accounting audits it provided to the Company and its subsidiaries directly, or through associated companies.
The Board of Statutory Auditors liaised closely with the internal audit department and the Audit Committee, attending Committee meetings and inviting the Internal Audit Manager to its own meetings.
Meetings of the Board of Statutory Auditors may be held via video-conference link.
The Shareholders' Meeting of April 28, 2008 set at €60,000 the annual remuneration of the Chairman of Statutory Auditors and at €40,000 that of the Auditors, in addition to the reimbursement of expenses incurred.
Pursuant to Article 27 of the Articles of Association, Statutory Auditors may hold positions as members of administrative and control bodies in other companies; however, these are limited by Consob's Issuers' Regulations, Article 144-terdecies. In any case, pursuant to the aforementioned regulation, candidates already holding the office of Statutory Auditors at five listed companies may not be appointed as auditors, and if elected, shall forfeit their office.

Fabrizio Gardi, Adriano Propersi and Giulio Gamba have been nominated by Eni SpA; Fabio Venegoni and Alberto De Nigro have been nominated by institutional investors coordinated by Arca SGR SpA.
Based on information received, we list hereafter the other offices (as Board Directors or Statutory Auditor) held by Saipem's Statutory Auditors in other companies.

FABIO VENEGONI (Chairman)
Statutory Auditor of Beni Stabili SpA (listed company); Statutory Auditor of Saipem Energy Services SpA (Eni Group), Fiditalia SpA (Societé Generale Group), Rotolito Lombarda SpA; Chairman of the Board of Statutory Auditors of Quanta System SpA (El.En. Group), Francesco Biasia SpA (Mariella Burani Group), Pietro Fiorentini SpA, Coccinelle SpA (Mariella Burani Group), Infragruppo SpA; Board Director of Tecnomagnete SpA and Ceccato SpA.

FABRIZIO GARDI (Statutory Auditor)
Board Director of Bidachem SpA, Boehringer Ingelheim Italia SpA, V.P. Holding SpA, Valore Reale SGR SpA, Value Partners SpA, Value Team SpA; Statutory Auditor of Almaf SpA, Berger Vogel Srl, Brioschi Sviluppo Immobiliare SpA, Cititrust SpA - Istituto Fiduciario, Cosmo Bioscience SpA, Cosmo Pharmaceuticals SpA, Econocom Locazione Italia, Fidimo Fiduciaria SpA, Fimag SpA, Gianni Versace SpA, Milaninvest Real Estate SpA, Sodexo Pass SpA, Sodexo Italia SpA, Verim Srl, Voith Siemens Hydro Power Generation SpA.

ADRIANO PROPERSI (Statutory Auditor)
Chairman of the Board of Directors of IMI Fabi SpA; Chairman of the Board of Statutory Auditors of Tecnocasa Holding SpA, Kiron Partners SpA, Tecnocasa Franchising SpA, Tecnocasa Partecipazioni SpA, La Ducale SpA, Immobiliare Giulini SpA, BEA SpA, Miba SpA, Consorzio C.D.A., Raffineria di Gela SpA; Statutory Auditor of Feem Servizi Srl, AT Kearney SpA, Eni Gas & Power Belgium SpA, Atlas Copco BLM Srl, Immobiliare

Santa Caterina Srl, Immobiliare Sede Dottori Commercialisti SpA.

GIULIO GAMBA (Alternate Auditor)
Chairman of the Board of Statutory Auditors of IFM Scarl and SPM Scarl, Statutory Auditor of Saipem Energy Italia SpA, Venezia Tecnologie SpA, Priolo Servizi Scarl, Ravenna Servizi Industriali ScpA, Termica Milazzo Srl, VEGA Scarl.

ALBERTO DE NIGRO (Alternate Auditor)
Chairman of the Board of Statutory Auditors of Aicon SpA, Aicon Yachts Europe Srl, AIM Congress Srl, AIM Travel Srl, Chiquita Italia Srl, Costa Real Estate SpA, Engineering Management Consulting SpA, Engineering.it SpA, Eurolife Italcasse Distribuzione Srl, Kidco Services Srl, Toyota Motor Leasing Italia SpA; Statutory Auditor of AIR PT Development Italy Srl, Alfa Gomma Industriale SpA, Engisud Srl, McQuay Italia SpA, Nissan Italia SpA, Nuova Trend SpA, Setesi SpA, SIRIO, Telit Communications SpA, Tesaut SpA; Board Director of Engineering Ingegneria Informatica SpA; Sole Director of Ipse 2000 SpA.

Investor relations and disclosure of inside information

Saipem has adopted a policy of information supporting a constant dialogue with institutional investors, the Shareholders and the market in order to guarantee the timely disclosure of comprehensive information on Company activities, and is limited only by the confidentiality requirements afforded to certain information. Information to investors, the market and the media takes place through press releases, periodic meetings with institutional investors, the financial community and the press, in addition to the comprehensive information made available and constantly updated on the Company website.
Relations with investors and financial analysts are maintained by the Investor Relations Manager. Information of interest is posted on Saipem's website (www.saipem.it) or can be requested via email from: investor.relations@saipem.eni.it.
Relations with Shareholders are maintained by the Head of the Secretary's Office. Information of interest to Shareholders is posted on Saipem's website or can be requested via email from: segreteria.societaria@saipem.eni.it.
In the month of December Saipem discloses to the public and posts on its Internet site its financial calendar detailing main financial events for the following year.
Information pertaining to periodic financial reports, relevant operations and newly-issued corporate governance procedures, is disclosed immediately to the public also via publication on the website www.saipem.it, where all press releases and Shareholders' notices are also posted.
Saipem's commitment to providing investors and markets with financial information that is true, comprehensive, transparent, timely and non-selective is stated in the Code of Ethics, which identifies the values it applies in its business operations and the relations with third parties: namely, disclosure of complete and clear information, the formal and essential legitimacy of practices by its employees at all levels, clarity and veracity of its accounting practices in compliance with current legislation and internal procedures.
On March 23, 2006, the Board of Directors updated the 'Procedure regulating market disclosure of inside information'[7] approved on December 12, 2002. This procedure – which implements the provisions contained in the 'Guide on information to the market' issued by 'Forum Ref' in June 2002 and the provisions of the European Directive on Market Abuse – defines the requirements to be applied to the disclosure of sensitive information to the market (materiality, clarity, homogeneity, symmetry of information, consistency and timeliness) and regulates the flow of information from controlled companies aimed at obtaining comprehensive and timely information for the Board of Directors and the market on events that may become sensitive information. This procedure also identifies measures to be taken in case of violation of its provisions, also in light of the penal and administrative sanctions introduced by Law 262/2005. The Code of Ethics also defines the duty of confidentiality that Group employees are required to adhere to, in compliance with data protection legislation.

The Shareholders' Meeting

The Shareholders' Meeting represents the institutional meeting point of the Company's management and its Shareholders. At these meetings, Shareholders may ask questions pertaining to items on the agenda or the Company's management at large. The information

(7) The procedure 'Procedure regulating Market disclosure of inside information' is posted on Saipem's website www.saipem.it under the section 'Investor Relations - Corporate Governance'.

provided shall comply with the provisions applicable to inside information.
Ordinary Shareholders' Meetings are regulated by Article 2364 of the Italian Civil Code, extraordinary Shareholders' Meetings by Article 2365.
Notices of Shareholders' Meeting are published in various national Italian newspapers, in order to promote Shareholder attendance. The Shareholders' Meeting of January 30, 2001 approved the Shareholders' Meetings regulations (posted on Saipem's website www.saipem.it) to ensure smooth and effective meetings proceedings and, specifically, to safeguard every Shareholders' right to intervene on items under discussion.
The Extraordinary Shareholders' Meeting of April 30, 2007 approved the amendments to the Company's Articles of Association in compliance with the provisions of Law 262/2005.
The right of all Shareholders to attend the General Shareholders' Meeting is regulated by the provisions of Article 2370 of the Italian Civil Code.
Shareholders wishing to attend are required to contact an authorised broker and obtain the appropriate certification, pursuant to Article 2370 paragraph 2 of the Italian Civil Code, at least two working days prior to the Meeting's first summons.

The following tables are taken from the document 'Guidelines for the compilation of the Corporate Governance Report' issued by Assonime and Emittenti Titoli SpA in March 2004.

Members of the Board of Directors and its Committees

	Board of Directors				Internal Control Committee		Compensation Committee	
Members	executive	non-executive	independent	% attendance	member	% attendance	member	% attendance
Chairman								
Marco Mangiagalli		X		80			X [1]	100
Deputy Chairman and CEO								
Pietro Franco Tali	X			100				
Managing Director								
Hugh James O'Donnell	X			100				
Directors								
Luca Anderlini [2][3]		X	X	85	X	100		
Anna Maria Artoni [2][3]		X	X	75	X	100	X	100
Jacques Yves Léost	X			80				
Pierantonio Nebuloni [3]		X	X	80	X	70	X	100
Salvatore Sardo [2]		X		85			X	100
Ian Wybrew-Bond		X	X	70				
Angelo Caridi [4]		X		35				
Francesco Gatti [3][4]		X	X	70	X	100	X	100
Gesualdo Pianciamore [3][4]		X	X	100	X	100		
Number of meetings held in 2008		**10**			**10**		**3**	

(1) In office until April 28, 2008.
(2) In office from April 28, 2008.
(3) Appointed from the list of minority shareholders.
(4) In office until April 28, 2008.

Board of Statutory Auditors

Members	% attendance at meetings of the Board of Statutory Auditors	% attendance at meetings of the Board of Directors	Number of other offices [1]
Chairman			
Fabio Venegoni [2] (Chairman from April 28, 2008, previously Statutory Auditor)	100	90	1
Paolo Andrea Colombo (Chairman until April 28, 2008)	100	100	-
Statutory Auditors			
Fabrizio Gardi	90	80	-
Adriano Propersi (from April 28, 2008)	100	75	-
Alternate Auditors			
Alberto De Nigro [1] (from April 28, 2008)	-	-	-
Giulio Gamba	-	-	-
Luca Giovanni Caretta (until April 28, 2008)	-	-	-
Number of meetings held in 2008	**13**	**10**	-

(1) Number of Directorships or Auditor's posts at other listed companies.
(2) Appointed from the list of minority shareholders.

Other provisions of the Corporate Governance Code

	Yes	No
Powers and operations with related parties		
The BoD has allocated the following powers:		
a) thresholds	X	
b) exercise of powers	X	
c) disclosure of information	X	
Has the BoD the power to review and approve the most significant economic and financial operations (including operations with related parties)?	X	
Has the BoD defined guidelines and criteria that identify operations as 'significant'?	X	
Have the aforementioned guidelines and criteria been detailed in the report?	X	
Has the BoD set appropriate procedures for the review and approval of operations with related parties?	X	
Have the aforementioned procedures for the approval of operations with related parties been detailed in the report?	X	
Procedures pertaining to the most recent appointment of Directors and Statutory Auditors		
Have candidacies to the offices of Directors been filed at least ten days prior to their appointment?	X	
Did the candidacies to the offices of Directors contain sufficient information?	X	
Did the candidacies to the offices of Directors enclose a statement indicating the requirement of independence?	X	
Have candidacies to the offices of Statutory Auditors been filed at least ten days prior to their appointment?	X	
Did the candidacies to the offices of Statutory Auditors contain sufficient information?	X	
Shareholders' Meetings		
Has the Company approved Shareholders' Meeting's Regulations?	X	
Are these Regulations enclosed in the Report (or information as to where they can be obtained/downloaded)?	X	
Internal Audit		
Has the Company appointed the senior manager in charge of the internal control system?	X	
Do these senior managers not report to managers of operational areas?	X	
Internal Audit Department (pursuant to Article 9.3 of the Code)	Internal Audit	
Investor relations		
Has the Company appointed an investor relations manager?	X	
Investor Relations Department: contact details (address/fax/email) of the Manager	Investor Relations (*)	

(*) Saipem SpA - Via Martiri di Cefalonia, 67 - San Donato Milanese (Milan) 20097 Italy - Tel. +39 02 520 34653 - Fax +39 02 520 54295.

Risk management

The main risks that Saipem is facing and actively monitoring and managing are the following:

(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company and, to a lesser extent, the risk deriving from exposure to commodity price volatility;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;
(iv) the operational risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;
(v) country risk.

Financial risks are managed in accordance with guidelines defined by the parent company, targeting to align and coordinate Group companies policies on financial risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the group's financial assets, liabilities or expected future cash flows. Saipem actively manages market risk in accordance with a set of policies and guidelines that provide a centralised model of conducting finance, treasury and risk management operations based on the Group Treasury Structures.

Exchange rate risk

Exchange rate risk derives from the fact that the Saipem's operations are conducted in currencies other than the euro and revenues (costs) from a significant portion of operational contracts are denominated in or linked to non-euro currencies. Revenues and costs denominated in foreign currencies maybe significantly affected by exchange rate fluctuations due to conversion differences on specific transactions arising from the time lag existing between the execution of a given transaction and the definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financial payables and receivables (transaction risk). Exchange rate fluctuations affect the Group's reported results and shareholders equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transactional exposures arising from foreign currency movements. Risks deriving from the translation of foreign currency denominated profits or investments or investments are not hedged on a systematic basis but are assessed on a case-by-case basis.

In compliance with International Financial Reporting Standards (IFRS), Saipem uses a number of different types of derivate contract to reduce economic and transaction exposure, such as currency swaps, forwards and options. Such derivatives are evaluated by the Eni Corporate Finance Unit of Eni SpA at fair value on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards (IFRS).

An exchange rate sensitivity analysis was performed for those currencies other than euro for which exchange

risk exposure in 2008 was highest (the US dollar, UK pound sterling and the Norwegian kroner) in order to calculate the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in the exchange rates.
The analysis was performed for all relevant financial assets and liabilities denominated in the above currencies and regarded in particular the following items:
- exchange rate derivatives;
- trade and other receivables;
- trade and other payables;
- cash and cash equivalents;
- short and long-term financial liabilities.

For exchange rate derivatives, the sensitivity analysis on fair value was conducted by comparing the conditions underlying the forward price fixed in the contract (i.e. spot exchange rate and interest rate) with spot rates and interest rate curves corresponding to the relevant contractual maturity dates, on the basis of year end exchange rates subjected to hypothetical positive and negative changes of 10%, with the resulting effects weighted on the basis of the notional amounts.
The analysis did not examine the effect of exchange rate fluctuations on the measurement of work in progress, as under IAS 32, work in progress does not constitute a financial asset. Moreover, the analysis regards exposure to exchange rate risk in accordance with IFRS 7 and therefore does not consider the effects of the conversion of financial statements of consolidated companies with functional currencies other than the euro.
A positive variation in exchange rates between the foreign currencies examined and the euro (i.e. depreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of -€51 million (€56 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects, of -€204 million (-€1 million at December 31, 2007).
Meanwhile, a negative variation in exchange rates (i.e. appreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of €71 million (-€39 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects, of €197 million (€8 million at December 31, 2007).
The increases/decreases with respect to the previous year are essentially due to the performance of currencies at maturity dates and to variations in the assets and liabilities exposed to exchange rate fluctuations.

Interest rate risk
The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Treasury Department.
To measure sensitivity to interest rate risk, a sensitivity analysis was performed. The analysis calculated the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in interest rates.
The analysis was performed for all relevant financial assets and liabilities exposed to interest rate fluctuations and regarded in particular the following items:
- interest rate derivatives;
- cash and cash equivalents;
- short and long-term financial liabilities.

For interest rate derivatives, the sensitivity analysis on fair value was conducted by comparing the interest rate conditions (fixed and variable rate) underlying the contract and used to calculate future interest rate differentials with discount curves for variable interest rates on the basis of year end interest rates subjected to hypothetical positive and negative changes of 10%, with the resulting changes weighted on the basis of the notional amounts. For cash and cash equivalents, the analysis used the average balance for the year and the average rate of return for the year, while for short and long-term financial liabilities, the average exposure for the year and average interest rate were considered.
A positive variation in interest rates would have produced an overall effect on pre tax profit of -€11 million (-€8 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects of -€9 million (-€5 million at December 31, 2007). A positive variation in interest rates would have produced an overall effect on pre tax profit of €11 million (€9 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects of €9 million (€3 million at December 31, 2007).
The increases/decreases with respect to the previous year are essentially due to the performance of interest rates at maturity dates and to variations in the assets and liabilities exposed to interest rate fluctuations.

Commodity risk

Saipem's results are affected by changes in the prices of oil products (fuel oil, bunker oil, etc.) and raw materials, since they represent associated costs in the running of vessels, offices and yards and the implementation of projects and investments.
Saipem manages exposure to commodity price risk with the aim of neutralising the above phenomenon and achieving stable margins.
In order to accomplish this, it uses derivatives traded over the counter (swaps, forward, contracts for differences) through Eni Trading & Shipping (ETS) on the organised markets of ICE and NYMEX (futures), with the underlying commodities being oil products (ICE gasoil).
Such derivatives are evaluated at fair value on the basis of market prices provided by specialised sources or, in the absence of market prices, through Eni finance companies, in accordance with Group guidelines regarding the centralised financial management.
With regard to commodity risk hedging instruments, 10% positive and negative variations in the underlying rates would have produced, respectively: (i) overall effects on pre tax profit of -€0.3 million and €0.3 million and (ii) overall effects on shareholders' equity, before related tax effects, of €4 million and -€4 million.

Credit risk

Credit risk represents Saipem's exposure to potential losses deriving from non-performance of counterparties. Credit risk arising from the Group's normal course of operations is controlled by the business units and the administration department on the basis of standard procedures and periodic reporting. For financial investments and the use of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA.
The critical situation that has developed on the financial markets has led to additional preventative measures to avoid the concentration of risk/assets being adopted.
In addition, operations involving derivative instruments are being managed with a greater degree of selectivity.
The company has not any significant cases of non performance by counterparties.
At present, Saipem has no significant concentrations of credit risk.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact the Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern.
Saipem manages liquidity risk by targeting a capital structure that guarantees a level of liquidity adequate for the Groups' needs, optimising the opportunity cost of maintaining liquidity reserves and achieving an optimal profile in terms of maturity and composition of debt, in accordance with management plans and business objectives including prescribed limits in terms of maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium/long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, Saipem believes it has access to sufficient funding and borrowing facilities to meet currently foreseeable requirements, thanks to a use of credit lines that is both flexible and targeted to meet business needs.
The liquidity management policies used – which were being applied even before the worsening of the crisis – have the objective of ensuring both the availability of adequate funding to meet short-term requirements and obligations and a sufficient level of operating flexibility to fund Saipem's development plans, while maintaining an adequate finance structure in terms of debt composition and maturity.
As of December 31, 2008, Saipem maintained unused borrowing facilities of €1,273 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
Undiscounted long-term debt, including the current portion of long-term debt, and contractual interest payments at December 31, 2008 (€257 million) can be analysed as follows:

	Maturity						
(€ million)	2009	2010	2011	2012	2013	After	Total
Long-term debt, including current portion	60	325	276	61	121	527	1,370

Operational risk

Saipem's business activities conducted both in and outside Italy are subject to a broad range of national legislation and regulations, including laws implementing international protocols and conventions relating to specific sectors of activity. These laws and regulations require prior authorisation and/or the acquisition of a license before operations may commence and the compliance with health, safety and environment rules.
Environmental regulations impose restrictions on the types, quantities and concentration of pollutants that can be released into the air, water and soil and require companies to adopt correct waste management practices. In particular, strict operating practices and standards to protect biodiversity must be adopted when conducting exploration, drilling and production activities in certain ecologically sensitive locations (i.e. protected areas). Failure to comply with these requirements is punishable by criminal and civil sanctions. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations and the costs associated with ensuring they are complied with are expected to remain significant in the future. For this purpose, Saipem has adopted HSE guidelines to ensure the health and safety of employees, local communities, contractors and clients and the safeguarding of the environment, in compliance with local and international rules and regulations and in line with international best practices and standards.
An ongoing process of risk identification, evaluation and mitigation is at the heart of HSE management operations in all phases of activity and for all business units. This process is implemented through the adoption of effective management procedures and systems designed to suit the specific characteristics of each activity and the sites in which they take place and with a view to achieving the continuous improvement of plant and processes. Additionally, the codification and proceduralisation of operating phases has led to a reduction of the human component in plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at site level through dedicated HSE structures equipped with emergency response plans, indicating the corrective actions to be taken to minimise damage in the event of an incident and responsibilities for ensuring they are taken.

Saipem's integrated approach to managing health, safety and environmental issues is supported by the adoption in all group companies of an HSE management system based on the Saipem/Eni Management System Model. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is aimed at achieving risk prevention and the systematic monitoring and control of HSE performance, in a cycle of continuous improvement, and is subject to audits by internal and independent experts. Saipem's facilities are certified to international standards such as ISO 14001, OHSAS 18001 and even EMAS. Saipem also provides an advanced program of training and development for HSE staff with the aim of:
- promoting conduct consistent with the applicable guidelines;
- guiding HSE-related cultural, professional and managerial growth of all personnel;
- supporting knowledge management and HSE risk control.

Country risk

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Saipem constantly monitors and assesses the political, social and economic risk of countries where it operates or intends to invest. Country risks are mitigated by means of risk management guidelines defined by Saipem in its 'Project Risk Assessment and Management' procedure.

Risk and opportunity and knowledge management

In 2006, the Risk and opportunity and knowledge management department was created to:
- promote the use of risk and opportunity knowledge management in tenders and projects managed by the various Business Units;
- ensure the spread of a risk and opportunity and knowledge management culture within Saipem;
- provide advice, support and guidelines to the Business Units and projects in identifying and evaluating risks and opportunities and in all activities

related to the implementation of mitigation and improvement measures for risk management and the optimisation of opportunities respectively;
- define, develop and update tools and methods for collecting and organising lessons learned and making them available to projects;
- ensure adequate training and the necessary support to risk engineers;
- ensure the constant updating of guidelines, procedures and Corporate standards, promoting their correct application within Saipem and subsidiary companies.

Additional information

DISPOSAL OF NON-CORE ASSETS

The year saw the sale of the minority stake (30%) in Gaztransport et Technigaz sas ('GTT') as part of the programme for the disposal of non-core assets. The disposal, which generated proceeds of €310 million and a pre-tax capital gain of €195 million, will contribute to the Company's development plan and accordingly will have no impact on the dividend policy.

BUY-BACK OF TREASURY SHARES

The Shareholders' Meeting of April 28, 2008 authorised the Board of Directors to buy back up to 1,700,000 treasury shares, for a total amount not exceeding €58 million, in order to implement the 2008 Stock Option Scheme.
From January 1 to December 31, 2008, the number of treasury shares purchased amounted to No. 2,245,300. No treasury shares were purchased on the market after the balance sheet date.

Period	Number of shares	Average cost (€)	Total cost (€ thousand)	Share capital (%)
Treasury shares purchased				
2003 (from May 2)	2,125,000	6.058	12,873	0.48
2004	1,395,000	7.044	9,826	0.32
2005	3,284,589	10.700	35,146	0.74
2006	1,919,355	18.950	36,371	0.43
2007	848,700	25.950	22,024	0.19
2008	2,245,300	25.836	58,010	0.51
Treasury shares held at December 31, 2007	**11,817,944**	**14.745**	**174,250**	**2.67**
Less:				
- treasury shares allocated as stock grants	1,606,500			
- treasury shares allocated as stock options	3,863,744			
Treasury shares held at December 31, 2008	**6,347,700**	**19.886**	**126,231**	**1.44**

At March 12, 2009, the share capital amounted to €441,410,900. On the same day, the number of shares in circulations was 435,063,200.

INCENTIVE SCHEMES

From 2006, stock grants were replaced by a deferred monetary incentive. The deferred monetary incentive allocated in 2008 may be paid out after a three-year vesting period depending on the achievement of EBITDA annual targets (actual results versus targets) set for the years 2008-2011.

Stock options

In accordance with the AGM resolution of April 28, 2008 and at the proposal of the Compensation Committee, the Board of Directors approved the implementation of the 2008 Stock Option Plan. This, in

line with previous Saipem incentive plans, is an incentive tool aimed at improving the loyalty of executive managers directly responsible for Group results and/or holding strategic positions. Specifically, the plan provides for the allocation of a total of 1,339,000 stock options, equal to 0.3% of Saipem's share capital to 93 Group executive managers, including the Deputy Chairman and CEO, the Managing Director and the General Manager of Saipem SpA, who have received 131,000, 63,000 and 30,500 options respectively and the Chairman of Saipem sa, assigned 63,000 options. The stock purchase price, as determined by the criteria set by the Shareholders' Meeting of April 28, 2008, is €25.87. This is calculated as the higher of the official average share price recorded on the Italian Stock Exchange for the month preceding the date of stock option allocation and the average cost of treasury shares held by the company on the day preceding the date of stock option allocation. Assignees bear the full purchase price, as the plan does not provide for any reductions or concessions. A percentage of allocated options will be exercised as determined by the Board of Directors based on the achievement of the TSR performance of the Saipem share versus its six main international competitors by market capitalisation over the three-year vesting period. Individual stock allocations range from 1.5 to 4 times the gross annual remuneration, depending on managerial category, while options can be exercised three years after allocation – four years for managers resident in France – for a maximum subsequent period of three years. Options are personal and cannot be disposed of or transferred, although, once purchased, stock can be disposed of without restriction.

CONSOB REGULATION ON MARKETS

Article 36 of Consob Regulation on Markets: conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries

With regard to the recently published regulations setting out conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries that are deemed to be of material significance in relation to the consolidated financial statements, the Company discloses that:

- at December 31, 2008 the following seven Saipem subsidiaries fall within the scope of application of the regulation in question, namely:
  - Saudi Arabian Saipem Ltd;
  - Snamprogetti Saudi Arabia Sdn;
  - Global Petroprojects Services AG;
  - Saipem Asia Sdn Bhd;
  - Saipem Contracting (Nigeria) Ltd;
  - Saipem Contracting Algerie;
  - Saipem Misr for Petroleum Services (S.A.E.);
- procedures designed to ensure full compliance with Article 36 have already been adopted;
- under the Regulatory Compliance Plan for 2009, internal control systems satisfying the requirements of Article 36 will be implemented in the following companies:
  - Petrex SA;
  - ER SAI Caspian Contractor Llc;
  - Frigstad Discoverer Invest Ltd.

Article 37 of Consob Regulation on Markets: conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company
The Board of Directors has ascertained that the company satisfies the conditions set out in Article 37 of Consob Regulation on Markets for the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company.

EVENTS SUBSEQUENT TO YEAR END

New contracts

During the first three months of 2009, Saipem was awarded new contracts and negotiated variations to existing contracts amounting to approximately €2,000 million.
The most important contracts won during this period are:

Onshore
- the lump sum turn key contract signed with Groupement Sonatrach Agip for the treatment facilities of natural gas extracted from the Menzel Ledjmet East field and from the future developments of the CAFC (Central Area Field Complex). The contract encompasses the engineering, procurement and construction of the natural gas gathering systems and processing plant and the related export pipelines.

Offshore Drilling
- for Burullus Gas Co, the extension of the charter of the semi-submersible platform Scarabeo 6 in Egypt to the fourth quarter of 2014.

MANAGEMENT OUTLOOK

In the second half of 2008, the dire forecasts for the development of the world economy led to a collapse of the (Brent) oil price from a historical high in July of close to 150 dollars to around 40 dollars at year end.
This sudden dramatic fall in the oil price, coupled with much tighter access to credit due to difficulties of the international banking sector has led to a significant revision in the oil companies' spending plans. Projects for the development of non-conventional oil and marginal oil field development appear economically incompatible with short-term oil price forecasts. Moreover, the expectation that a fall in the prices of several raw materials will lead to lower costs in manufactured products, and tighter access to credit, may lead oil companies to delay the launch of new projects and to reschedule existing ones.
All of this makes interpretation of the oil services market difficult and uncertain in the short-term.

Saipem faces this negative phase with a record backlog, and a business portfolio that includes Drilling and Engineering & Construction in all the more promising areas: oil field development, subsea operations, heavy lifting, pipelaying; and with activities in all the most prolific hydrocarbon provinces. Our industrial model, which combines excellent engineering and execution with a strong presence in the countries where we operate, makes Saipem especially credible for the realisation of complex projects in frontier areas; projects that are generally economically more robust, and that have planning and execution schedules that are less exposed to short-term variations in the price of hydrocarbons.
These considerations underpin Saipem's contention that it can weather this weak market, continuing to achieve a performance that puts it in a position of excellence in its own sector.

In contrast with the short-term uncertainty, the medium-term prospects for the Oil Services Industry are much more solid and promising.
The supply of energy will continue to depend on oil and gas production, and increasingly on the development of fields in deep waters and remote areas. The oil industry has experienced a decade of under-investment that has significantly affected the ability of the International Oil Companies to replace reserves.
It therefore seems reasonable that as soon as the world economy shows signs of sustained recovery, the price of hydrocarbons will again start to climb, and with it, the investments by the Oil Industry.
With the objective of fully exploiting the potential of a market which, following this negative interval, is expected to expand strongly in the medium-term, Saipem continues its own investment program with a forecast expenditure of €1.6 billion in 2009. These investments are approximately 50% in Drilling and are backed by long-term contracts with healthy clients. The remainder are in unique offshore vessels, designed to meet the challenges deriving from the production and transport of hydrocarbons in ultra-deep water and in frontier environments.

Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes

Reclassified balance sheet

(€ million)	Dec. 31, 2007		Dec. 31, 2008	
Reclassified balance sheet items (where not stated otherwise, items comply with statutory scheme)	Partial amounts from statutory scheme	Amounts from reclassified scheme	Partial amounts from statutory scheme	Amounts from reclassified scheme
A) Net tangible assets		3,562		**5,171**
Note 8 - Property, plant and equipment	3,562		**5,171**	
B) Net intangible assets		750		**755**
Note 9 - Intangible assets	750		**755**	
C) Investments		47		**43**
Note 10 - Investments accounted for using the equity method	35		**42**	
Note 11 - Other investments	13		**2**	
Recl. from E) - Provisions for losses related to investments	(1)		**(1)**	
D) Working capital		(219)		**(870)**
Note 3 - Trade and other receivables	3,333		**4,255**	
Recl. to I) - Financing receivables not related to operations	(58)		**(260)**	
Note 4 - Inventories	998		**1,397**	
Note 5 - Current income tax assets	43		**37**	
Note 6 - Other current tax assets	228		**301**	
Note 7 - Other current assets	272		**420**	
Note 12 - Other financial assets	8		**-**	
Recl. to I) - Financing receivables held for non-operating purposes	(7)		**-**	
Note 13 - Deferred tax assets	61		**94**	
Note 14 - Other non-current assets	10		**17**	
Note 16 - Trade and other payables	(4,681)		**(6,370)**	
Note 17 - Income tax payables	(163)		**(101)**	
Note 18 - Other current tax liabilities	(73)		**(110)**	
Note 19 - Other current liabilities	(136)		**(476)**	
Note 23 - Deferred tax liabilities	(52)		**(25)**	
Note 24 - Other non-current liabilities	(2)		**(49)**	
E) Provisions		(183)		**(184)**
Note 21 - Provisions for contingencies	(184)		**(185)**	
Recl. to C) - Provisions for losses related to investments	1		**1**	
Net assets available for disposal		203		**68**
F) Provision for employee benefits		(167)		**(173)**
Note 22 - Provisions for employee benefits	(167)		**(173)**	
CAPITAL EMPLOYED, NET		**3,993**		**4,810**
G) Shareholders' equity		2,295		**2,757**
Note 26 - Saipem's shareholders' equity	2,295		**2,757**	
H) Minority interest		4		**21**
Note 25 - Minority interest	4		**21**	
I) Net borrowings		1,694		**2,032**
Note 1 - Cash and cash equivalents	(2,170)		**(1,398)**	
Note 2 - Other financial assets held for trading or available for sale	-		**(36)**	
Note 15 - Short-term debt	3,033		**2,613**	
Note 20 - Long-term debt	891		**1,106**	
Note 20 - Current portion of long-term debt	5		**7**	
Recl. from D) - Financing receivables held for non-operating purposes (Note 3)	(58)		**(260)**	
Recl. from D) - Financing receivables held for non-operating purpose (Note 12)	(7)		**-**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,993**		**4,810**

Reclassified income statement

The only items of the reclassified income statement which differ from the statutory scheme are those stated hereafter:

- revenues, amounting to €32 million, related to reimbursements for non-core business services, insurance claims and costs paid by the client, which feature under the statutory scheme as 'other revenues and income', have been recorded as reductions under the corresponding cost items in the reclassified income statement;
- the items 'financial income' (€1,405 million), 'financial expenses' (€1,568 million) and 'derivatives' (€67 million), which are indicated separately under the statutory scheme, are stated under the item 'finance (expense) income' (-€96 million) in the reclassified income statement;
- the items 'effect of accounting for using the equity method' (€22 million) and 'other income (expenses) from investments' (€207 million), which are indicated separately under the statutory scheme, are stated net under the items 'net income from investments' and 'gain on disposals' under the reclassified income statement;
- the item 'income taxes' (-€285 million) in the statutory scheme is shown separately as 'income taxes' (-€280 million) and 'taxation' (-€5 million).

All other items are unchanged.

Reclassified cash flow statement

The only items of the reclassified cash flow statement which differ from the statutory scheme are those stated hereafter:

- the items 'depreciation and amortisation' (€353 million), 'net change in provisions' (-€13 million), 'net change in the provision for employee benefits' (€6 million) and 'impairments (write-ups)' (€13 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'depreciation/amortisation and other non-monetary items' (€359 million);
- the items 'gain on disposal of assets, net' (-€203 million) and 'losses (gains) on investments accounted for using the equity method' (-€22 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'net losses (gains) on sales of assets' (-€225 million);
- the items 'dividends' (-€5 million), 'interest income' (-€128 million), 'interest expense' (€237 million), 'unrealised exchange (gains) losses' (-€17 million) and 'current and deferred income taxes' (€285 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'dividends, interests, extraordinary income/expenses and income taxes' (€372 million);
- the items regarding changes in 'inventories' (-€578 million), 'trade and other receivables' (-€641 million), 'other assets' (-€147 million), 'trade and other payables' (€1,637 million) and 'other liabilities' (€387 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'changes in working capital related to operations' (€658 million);
- the items 'dividends received' (€42 million), 'interest received' (€128 million), 'interest paid' (-€237 million), 'realised exchange gains or losses on dividends' (€6 million), 'other changes related to operating activities' (-€195 million) and 'income taxes paid' (-€278 million), indicated separately and included in cash from operations in the statutory scheme, are shown net under the item 'dividends, interests, extraordinary income/expenses and income taxes received (paid) during the period' (-€534 million);
- the items relating to investments in 'intangible assets' (-€13 million) and 'tangible assets' (-€2,031 million), indicated separately and included in cash flow from investing activities in the statutory scheme, are shown net under the item 'capital expenditure' (-€2,044 million);
- the items relating to disposals of 'intangible assets' (€46 million), 'other changes related to investing activities' (-€6 million) and 'investments' (€310 million), indicated separately and included in cash flow from disposals in the statutory scheme, are shown net under the item 'disposals' (€350 million);
- the items 'securities' (-€36 million), 'proceeds from short-term receivables' (-€195 million), 'proceeds from long-term debt' (€221 million), 'repayments of long-term debt' (-€6 million) and 'proceeds from (repayments of) short-term debt, net' (-€418 million) indicated separately and included in net cash used in financing activities in the statutory scheme, are shown net under the item 'changes in debt' (-€434 million);

- the items 'effect of exchange rate changes on cash and cash equivalents' (-€9 million), 'effect of changes in consolidation area and other changes' (€48 million) indicated separately and included in net cash used in financing activities in the statutory scheme, are shown net under the item 'effect of changes in consolidation area and exchange differences on cash and cash equivalents' (€39 million).

All other items are unchanged.


eni
saipem

Consolidated financial statements

Balance sheet

(€ million)	Note (*)	31.12.2007	of which with related parties	31.12.2008	of which with related parties
ASSETS					
Current assets					
Cash and cash equivalents	(1)	2,170	1,409	1,398	874
Other financial assets held for trading or available for sale	(2)	-		36	
Trade and other receivables	(3)	3,512	822	4,255	1,149
Inventories	(4)	819	4	1,397	73
Current tax assets	(5)	43		37	
Other current tax assets	(6)	228		301	
Other current assets	(7)	272	90	420	336
Total current assets		**7,044**		**7,844**	
Non-current assets					
Property, plant and equipment	(8)	3,562		5,171	
Intangible assets	(9)	750		755	
Investments accounted for using the equity method	(10)	35		42	
Other investments	(11)	13		2	
Other financial assets	(12)	8	8	-	
Deferred tax assets	(13)	61		94	
Other non-current assets	(14)	10	3	17	3
Total non-current assets		**4,439**		**6,081**	
Assets held for sale	(44)	203		68	
TOTAL ASSETS		**11,686**		**13,993**	
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term debt	(15)	3,033	2,703	2,613	2,393
Current portion of long-term debt	(20)	5		7	2
Trade and other payables	(16)	4,681	205	6,370	129
Income tax payables	(17)	163		101	
Other current tax liabilities	(18)	73		110	
Other current liabilities	(19)	136	96	476	421
Total current liabilities		**8,091**		**9,677**	
Non-current liabilities					
Long-term debt	(20)	891	400	1,106	615
Provisions for contingencies	(21)	184		185	
Provisions for employee benefits	(22)	167		173	
Deferred tax liabilities	(23)	52		25	
Other non-current liabilities	(24)	2		49	48
Total non-current liabilities		**1,296**		**1,538**	
TOTAL LIABILITIES		**9,387**		**11,215**	
SHAREHOLDERS' EQUITY					
Minority interest	(25)	4		21	
Saipem's shareholders' equity:	(26)	2,295		2,757	
- share capital	(27)	441		441	
- share premium reserve	(28)	55		55	
- other reserves	(29)	128		(63)	
- retained earnings		873		1,536	
- net profit for the year		875		914	
- treasury shares	(30)	(77)		(126)	
Total shareholders' equity		**2,299**		**2,778**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,686**		**13,993**	

(*) The notes constitute an integral part of the consolidated financial statements.

Income statement

(€ million)	Note (*)	2007	of which with related parties	2008	of which with related parties
REVENUES					
Net sales from operations	(32)	9,530	1,238	10,094	1,559
Other income and revenues	(33)	66	21	44	2
Total revenues		**9,596**		**10,138**	
Operating expenses					
Purchases, services and other	(34)	(7,078)	(81)	(7,291)	(81)
Payroll and related costs	(35)	(1,370)		(1,410)	
Depreciation, amortisation and impairment	(36)	(281)		(353)	
Total operating expenses		**(8,729)**		**(9,054)**	
OPERATING PROFIT		**867**		**1,084**	
Finance income (expenses)					
Finance income		728	65	1,405	67
Finance expense		(793)	(126)	(1,568)	(178)
Derivatives		(40)	(38)	67	72
Total finance income (expenses)	(37)	**(105)**		**(96)**	
Income (expenses) from investments					
Share of profit (loss) of equity-accounted investments		56		22	
Other gain (loss) from investments		305		207	
Total income from investments	(38)	**361**		**229**	
PROFIT BEFORE INCOME TAXES		**1,123**		**1,217**	
Income taxes	(39)	(245)		(285)	
NET PROFIT		**878**		**932**	
Attributable to:					
- Saipem		875		914	
- minority interest	(40)	3		18	
Earnings per share attributable to Saipem (€ per share)					
Basic	(41)	2.00		2.10	
Diluted	(41)	1.98		2.07	

(*) The notes constitute an integral part of the consolidated financial statements.

Statement of changes in shareholders' equity

(€ million)	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares	Cash flow hedge reserve	Cumulative currency translation differences	Retained earnings	Net profit for the year	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2005	**441**	**49**	**2**	**58**	**10**	**(51)**	**18**	**899**	**255**	**(51)**	**1,630**	**13**	**1,643**
Net profit 2006	-	-	-	-	-	-	-	-	**384**	-	**384**	**3**	**387**
Gains (losses) recognised directly in equity													
Change in the fair value of cash flow hedging derivatives net of tax	-	-	-	-	-	116	-	-	-	-	116	-	116
Foreign currency translation differences	-	-	-	-	-	-	(19)	-	-	-	(19)	-	(19)
Total	-	-	-	-	-	**116**	**(19)**	-	-	-	**97**	-	**97**
Transactions with shareholders													
Dividend distribution	-	-	-	-	-	-	-	-	(82)	-	(82)	-	(82)
Retained earnings and transfer to legal reserve	-	5	7	-	-	-	-	161	(173)	-	-	-	-
Treasury shares repurchased	-	6	-	-	6	-	-	(12)	-	(22)	(22)	-	(22)
Other changes in shareholders' equity													
Effect of acquisition of Snamprogetti	-	-	-	-	-	-	-	(442)	-	-	(442)	-	(442)
Reopening of Snamprogetti reserves	-	-	-	-	-	(34)	3	-	-	-	(31)	-	(31)
Change in Snamprogetti reserves	-	-	-	-	-	36	(9)	29	-	-	56	-	56
Acquisition of 50% in EMS SpA	-	-	-	-	-	-	-	-	-	-	-	(12)	(12)
Cost related to stock options/grants	-	-	-	-	-	-	-	(3)	-	-	(3)	-	(3)
Currency translation differences deriving from the distribution of dividends	-	-	-	-	-	-	(6)	-	-	-	(6)	-	(6)
Total	-	**6**	**5**	**7**	**6**	**2**	**(12)**	**(267)**	**(255)**	**(22)**	**(530)**	**(12)**	**(542)**
Balance at December 31, 2006	**441**	**55**	**7**	**65**	**16**	**67**	**(13)**	**(632)**	**384**	**(73)**	**1,581**	**4**	**1,585**
Net profit 2007	-	-	-	-	-	-	-	-	**875**	-	**875**	**3**	**878**
Gains (losses) recognised directly in equity													
Change in the fair value of cash flow hedging derivatives net of tax	-	-	-	-	-	41	-	-	-	-	41	-	41
Investments carried at fair value	-	-	-	-	-	-	-	6	-	-	6	-	6
Foreign currency translation differences	-	-	-	-	-	-	(65)	-	-	-	(65)	-	(65)
Total	-	-	-	-	-	**41**	**(65)**	**6**	-	-	**(18)**	-	**(18)**
Transactions with shareholders													
Dividend distribution	-	-	-	-	-	-	-	-	(126)	-	(126)	-	(126)
Retained earnings and transfer to legal reserve	-	-	7	-	-	-	-	251	(258)	-	-	-	-
Treasury shares repurchased	-	-	-	-	18	-	-	(18)	-	(4)	(4)	-	(4)
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	(2)	-	-	(2)	-	(2)
Currency translation differences deriving from the distribution of dividends	-	-	-	-	-	-	(15)	4	-	-	(11)	(3)	(14)
Total	-	-	-	**7**	**18**	-	**(15)**	**235**	**(384)**	**(4)**	**(143)**	**(3)**	**(146)**
Balance at December 31, 2007	**441**	**55**	**7**	**72**	**34**	**108**	**(93)**	**873**	**875**	**(77)**	**2,295**	**4**	**2,299**

Statement of changes in shareholders' equity *cont'd*

(€ million)	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for buy-back of treasury shares	Reserve for cash flow hedge	Reserve for exchange differences	Retained earnings	Net profit	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2007	441	55	7	72	34	108	(93)	873	875	(77)	2,295	4	2,299
Net profit 2008	-	-	-	-	-	-	-	-	914	-	914	18	932
Gains (losses) recognised directly in equity													
Change in the fair value of cash flow hedging derivatives net of tax	-	-	-	-	-	(194)	-	-	-	-	(194)	-	(194)
Investments carried at fair value	-	-	-	-	-	-	-	(7)	-	-	(7)	-	(7)
Foreign currency translation differences	-	-	-	-	-	(3)	14	-	-	-	11	-	11
Total	-	-	-	-	-	(197)	14	(7)	-	-	(190)	-	(190)
Transactions with shareholders													
Dividend distribution	-	-	-	-	-	-	-	-	(192)	-	(192)	-	(192)
Retained earnings and transfer to legal reserve	-	-	-	15	-	-	-	668	(683)	-	-	-	-
Treasury shares repurchased	-	-	-	-	(17)	-	-	16	-	(49)	(50)	-	(50)
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	8	-	-	8	-	8
Exchange rate differences deriving from the distribution of dividends and other changes	-	-	-	-	-	-	(6)	(22)	-	-	(28)	(1)	(29)
Total	-	-	-	15	(17)	-	(6)	670	(875)	(49)	(262)	(1)	(263)
Balance at December 31, 2008 (NOTES 25-30)	441	55	7	87	17	(89)	(85)	1,536	914	(126)	2,757	21	2,778

Cash flow statement

(€ million)	2007		2008	
Net profit for the year	875		914	
Minority interest	3		18	
Depreciation and amortisation	281		353	
Impairments (write-ups)	(47)		13	
Net change in provisions for contingencies	6		(13)	
Net change in the provision for employee benefits	16		6	
Net gains on disposal of assets	-		(203)	
Losses (recoveries) on financing receivables	(1)		-	
Losses (gains) on investments accounted for using the equity method	-		(22)	
Losses (gains) on the sale of consolidated investments	(301)		-	
Dividend (income)	(4)		(5)	
(Interest income)	(43)		(128)	
Interest expense	23		237	
Unrealised exchange (gains) losses	9		(17)	
Current and deferred income taxes	245		285	
Cash generated from operating profit before changes in working capital		1,062		1,438
(Increase) decrease:				
- inventories	55		(578)	
- trade and other receivables	22		(641)	
- other assets	(144)		(147)	
- trade and other payables	277		1,637	
- other liabilities	82		387	
Cash flow from operations		**1,354**		**2,096**
Dividends received	43		42	
Interest received	40		128	
Interest paid	(36)		(237)	
Income taxes paid	(322)		(278)	
Income tax refunds and tax credits bought or sold	1		-	
Realised exchange gains or losses on dividends	(15)		6	
Other changes related to operating activities	-		(195)	
Net cash provided by operating activities		**1,065**		**1,562**
of which with related parties	*1,059*		*1,038*	
Investing activities:				
- intangible assets	(9)		(13)	
- tangible assets	(1,407)		(2,031)	
- consolidated subsidiaries and businesses	(228)		-	
- investments	(8)		(3)	
- short-term financing receivables	(31)		-	
- long-term financing receivables	(1)		-	
Cash flow from investing activities		(1,684)		(2,047)
Disposals:				
- tangible assets	8		46	
- consolidated subsidiaries and businesses	389		-	
- investments	16		310	
- collection and transfer of financing receivables and other short-term financial assets	33		-	
- collection and transfer of financing receivables and other long-term financial assets	1		-	
Other changes related to investing activities	-		(6)	
Cash flow from disposals		447		350
Net cash used in investing activities		**(1,237)**		**(1,697)**
of which with related parties	-		-	

Cash flow statement *cont'd*

(€ million)	2007		2008	
Securities	-		(36)	
Buy-back of treasury shares	(13)		(50)	
Proceeds from short-term receivables	-		(195)	
Proceeds from short-term debt	719		85	
Proceeds from long-term debt	(31)		221	
Repayments of short-term debt	(308)		(503)	
Repayments of long-term debt	(23)		(6)	
Increase (decrease) in short-term debt to banks	719		-	
Net capital contributions from/return of capital to minority shareholders	-		-	
Dividend distribution	(126)		(192)	
Net cash used in financing activities		**937**		**(676)**
of which with related parties	*1,254*		*(85)*	
Effect of exchange rate changes on cash and cash equivalents		(21)		(9)
Effect of changes in consolidation area and other changes		104		48
Net cash flow for the year		**848**		**(772)**
Cash and cash equivalents - beginning of year		**1,322**		**2,170**
Cash and cash equivalents - end of year		**2,170**		**1,398**

Basis of presentation

The consolidated financial statements of Saipem have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission pursuant to Article 6 of EC Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 and in accordance with Article 9 of Legislative Decree No. 38/2005. The international accounting standards used in the preparation of the consolidated financial statements are the same as those issued by the IASB, since the differences between the IFRS endorsed by the European Commission and those issued by the IASB relate to issues/events that do not affect the Group.
The consolidated financial statements have been prepared by applying the cost method except for items that under IFRS must be recognised at fair value, as described in the accounting policies section.
The consolidated financial statements include the statutory accounts of Saipem SpA and the accounts of all Italian and foreign companies in which Saipem SpA holds the right to directly or indirectly exercise control, determine financial and management decisions and obtain economic and financial benefits. The consolidated financial statements also include, on a line-by-line proportional basis, data of companies managed under joint operating agreements. Immaterial subsidiaries are not consolidated. A subsidiary is generally considered to be immaterial when it does not exceed two of the following limits: (i) total assets or liabilities: €3,125 thousand; (ii) total revenues: €6,250 thousand; and (iii) average number of employees: 50.
Moreover, companies for which consolidation does not produce significant economic and financial effects are not consolidated. The effects of these exclusions are immaterial[1].
Immaterial subsidiaries excluded from consolidation, associates and other interests are accounted for as described under the heading 'Financial fixed assets'.
Consolidated companies, non-consolidated subsidiaries, associates and relevant shareholdings as set forth in Article 126 of Consob resolution 11971 of May 14, 1999 and subsequent addenda, are indicated in the section 'Consolidation area'. After this section, there follows a list detailing the changes in the consolidation area from the previous year.
Financial statements of consolidated companies are audited by auditing companies, who also examine and review information required for the preparation of the consolidated financial statements. The consolidated financial statements at December 31, 2008 approved by Saipem's Board of Directors on March 12, 2009, were audited by the independent auditor PricewaterhouseCoopers SpA. As the main auditor of the Group, PricewaterhouseCoopers SpA is responsible for the auditing activities of the subsidiaries, and, to the extent allowed under Italian legislation, for the work of other independent auditors.
Considering their materiality, amounts are stated in millions of euros.

Principles of consolidation

Interests in consolidated companies

Fully owned companies are consolidated using the full consolidation method. Assets and liabilities, expenses and income related to fully consolidated companies are therefore wholly incorporated into the consolidated financial statements. The book value of these interests is eliminated against the corresponding portion of their shareholders' equity.
Jointly controlled companies are consolidated using the proportional method. The book value of interests in these companies is therefore eliminated against the corresponding portion of their shareholders' equity. Assets and liabilities, expense and income are incorporated into the consolidated financial statements proportionally to the interest held. Fully owned and jointly controlled companies are consolidated from the date on which control is transferred to the group and are deconsolidated from the date on which control ceases.
The shareholders' equity in owned companies is determined by attributing to each of the balance sheet items its fair value at acquisition date. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognised as goodwill. Negative residual differences are charged to the income statement. In the event of the purchase of additional ownership interests in subsidiaries from minority shareholders, any positive residual difference between the purchase price and the corresponding portion of shareholders' equity is recognised as goodwill.
The difference between the proceeds from the disposal of the subsidiary and its carrying amount as at the date of disposal, including the cumulative amount of any exchange differences that relate to the subsidiary, recognised in the separate component

(1) According to the IASB conceptual framework 'information is material if its omission or misstatement could influence the economic decisions of users taken on the basis of the financial statements'.

of equity in accordance with IAS 21, the 'Effects of changes in foreign exchange rates', is recognised in the consolidated income statement as a gain or loss on the disposal.
Equity and net profit attributable to minority interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively. Minority interest is determined on the basis of the fair value of the assets and liabilities at the acquisition date, excluding any related goodwill. If losses applicable to minority interests in a consolidated subsidiary exceed the minority interests in the subsidiary's equity, the excess and any further losses applicable to the minority interests are allocated against the majority's interest, except to the extent that the minority interests have a binding obligation and are able to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the majority's interest until the minority interests' share of losses previously absorbed by the majority's interest have been recovered. Dividends, revaluations, write-downs and losses on interests in consolidated companies, in addition to gains and losses on intercompany disposals of shareholdings in consolidated companies are eliminated.

Business combinations under common control

Since business combinations under common control lie outside the scope of IFRS 3, management has deemed it necessary to apply an accounting policy that, in compliance with paragraphs 10, 11 and 12 of IAS 8, was relevant, reliable, representative of the operation and prudent. Management took into account the provisions and criteria set forth in the IFRS as well as the contents of other accounting principles, as they did not clash.
Saipem's accounting policy has been applied on a predecessor carry over basis versus the previous accounting done in the consolidated financial statements of the parent company Eni SpA. The difference between the purchase price and net assets and liabilities is recognised in consolidated shareholders' equity.

Intercompany transactions

Unrealized intercompany profit is eliminated, as are intercompany receivables, payables, revenues and expenses, guarantees (including performance bonds), commitments and risks. Intercompany losses are not eliminated since they are considered an impairment indicator of the assets transferred.

Foreign currency translation

Financial statements of consolidated companies denominated in currencies other than the euro are converted into the presentation currency applying: (i) closing exchange rates to assets and liabilities; (ii) historical exchange rates to equity accounts; and (iii) average rates for the period to the income statement (source: Bank of Italy).
Exchange rate differences deriving from the application of different exchange rates for assets and liabilities, shareholders' equity and income statement are recognised under the item 'Reserve for exchange differences' within shareholders' equity for the portion relating to the Group's interests and under the item 'Minority interest' for the portion related to minority shareholders.
Upon the disposal of the investment or repayment of the capital employed, the reserve is charged to the income statement.
The financial statements translated into euros are those denominated in the functional currency, i.e. the local currency or the currency in which most financial transactions and assets and liabilities are denominated.

Exchange rates that have been applied for the translation of financial statements in foreign currencies are as follows:

Currency	Exchange rate at Dec. 31, 2007	Exchange rate at Dec. 31, 2008	2008 average exchange rate
US Dollar	1.47211	1.3917	1.4707
British Pound Sterling	0.73335	0.9525	0.796284
Algerian Dinar	98.2547	98.3946	94.9077
Angolan Kwanza	110.43	104.614	110.294
Saudi Arabian Riyal	5.52096	5.22303	5.517045
Argentine Peso	4.63693	4.80444	4.6392
Australian Dollar	1.6757	2.0274	1.741622
Azerbaijan Manat	1.24451	1.12248	1.2098
Brazilian Real	2.61078	3.2436	2.6737
Canadian Dollar	1.4449	1.6998	1.5594
Central African CFA Franc	655.957	655.957	655.957
Croatian Kuna	7.3308	7.3555	7.2238
Danish Krone	7.4583	7.4506	7.455993
Egyptian Pound	8.13006	7.67609	7.99545
Indian Rupee	58.021	67.636	63.7342
Indonesian Rupee	13,826.7	15,239.1	14,165.2
Kazakhstan Tenge	177.307	168.227	176.962
Malaysian Ringgit	4.8682	4.8048	4.88932
Mexican Peso	16.0547	19.2333	16.291
Nigerian Naira	174.37	193.249	174.716
Norwegian Kroner	7.958	9.75	8.2237
Peruvian New Sol	4.40894	4.37155	4.2867
Qatar Riyal	5.35894	5.06816	5.353911
Dominican Peso	49.6969	49.0688	50.5707
Romanian New Leu	3.6077	4.0225	3.6826
Russian Rouble	35.986	41.283	36.4207
Singaporean Dollar	2.1163	2.004	2.076187
Swiss Franc	1.6547	1.485	1.587
UAE Dirham	5.40656	5.1118	5.4019
Ukrainian Hryvnia	7.4341	10.9596	7.6872

Summary of significant accounting policies

The most significant accounting policies used for the preparation of the consolidated financial statements are shown below.

Current assets

Cash and cash equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are classified as current liabilities under the item 'Short-term debt'.

Inventories
Inventories, with the exception of contract work-in-progress, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is defined as the estimated selling price of the inventory in the ordinary course of business. The cost of inventories is determined by applying the weighted average cost method on a monthly basis.
Contract work-in-progress relating to long-term contracts is stated on the basis of accrued contractual revenues, agreed with the customers using the percentage of completion method and complying with the principle of prudence.

Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the work performed, being the percentage of costs incurred with respect to the total estimated costs (cost-to-cost method).
Adjustments made for the economic effects of using this method with respect to the revenues invoiced are included under 'contract work-in-progress' if positive or under 'trade payables' if negative.
The agreed revenues, where expressed in a foreign currency, are calculated by taking into account the exchange rate fixed by the designated hedge, if any, or alternatively the exchange rate at the end of the period. The same method is used for any costs in a foreign currency.
The valuation of work-in-progress considers all directly related costs, contractual risks and contractual price revisions, where they can be objectively determined.
Modifications to original contracts for additional works are recognised when their realisation is likely and can reasonably be quantified. Expected losses on contracts are recognised as expenses immediately.
Bidding costs are expended in the year in which they are incurred.

Current financial assets
Held-for-trading financial assets and available-for-sale financial assets are stated at fair value, with gains or losses recognised, respectively, in the income statement under 'Finance income (expense)' and as a component of equity within 'Other reserves'. In the latter case, changes in fair value recognised under shareholders' equity are charged to the profit and loss account when they are impaired or realised.
The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the high probability of insolvency of the counterparty; asset write downs are included in the carrying amount[2].
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, financial assets held for trading and financial assets held-to-maturity.
The fair value of financial instruments is determined by market quotations or, in their absence, by the value resulting from the adoption of suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market.
Interest and dividends on financial assets stated at fair value are accounted for on an accrual basis as 'Finance income (expense)' and 'Income (expense) from investments', respectively.
When the purchase or sale of a financial asset occurs under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market place concerned (e.g. purchase of securities on regulated markets), the transaction is accounted for on the settlement date.
Receivables are stated at amortised cost (see 'Financial fixed assets - Receivables and financial assets held to maturity' below).
Transferred financial assets are derecognised when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of ownership.

Non-current assets

Property, plant and equipment
Property, plant and equipment, including investment properties, are recognised using the cost model and stated at their purchase or production cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or production cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made. The purchase or production costs are net of government grants related to assets, which are only recognised when all the required conditions have been met.
In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be borne at the moment the asset is retired. The accounting treatment of changes in estimates for these provisions, the passage of time and the discount rate are indicated under 'Provisions for contingencies'.

(2) EU Commission Regulation No. 1004/2008 of October 15, 2008 endorsed certain amendments to IAS 39 'Financial Instruments: Recognition and Measurement' and to IFRS 7 'Financial Instruments: Disclosures'. The amendments allow, providing specific criteria are met, an entity to reclassify financial assets held for trading and available-for-sale into financial instruments valuated at cost or at amortised cost. The change has not produced any effect for Saipem.

No revaluations are made of tangible assets, event in application of specific laws.
Assets held under finance leases or under leasing arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognised at fair value, net of taxes due from the lessor or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment. A corresponding financial debt payable to the lessor is recognised as a financial liability. These assets are depreciated using the criteria described below. Where it is not reasonably certain that the purchase option will be exercised, leased assets are depreciated over the shorter of the lease term and the estimated useful life of the asset.
Expenditures on renewals, improvements and transformations that extend the useful lives of the related asset are capitalised.
Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life, which is an estimate of the period over which the assets will be used by the company. When tangible assets comprise more than one significant element with different useful lives, each component is depreciated separately. The depreciable amount of an asset is its cost less the estimated residual value at the end of its useful life, if this is significant and can be reasonably determined. Land is not depreciated, even where purchased with a building. Tangible assets held for sale are not depreciated but are valued at the lower of book value and fair value less costs to sell.
Assets that can be used free of charge are depreciated over the shorter of the duration of the concession and the useful life of the asset.
Replacement costs of identifiable components in complex assets are capitalised and depreciated over their useful life. The residual book value of the component that has been replaced is charged to the income statement. Ordinary maintenance and repair costs are expensed when incurred.
The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, represented by the higher of fair value less costs to sell and value in use. If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the company could reasonably expect to collect from the disposal of the asset.
Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Discounting is carried out at a rate that reflects current market assessments of the time value of money and the risks specific to the asset that are not reflected in the estimate of future cash flows. The discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for risks specific to the market.
Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation.
Valuation is carried out for each single asset or, if the realisable value of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous use (i.e. 'cash generating unit'). If the reasons for impairment cease to exist, the impairment loss is reversed to the income statement as income from revaluation. The value of the asset is written back to the lower of the recoverable amount and the original book value before impairment and net of any depreciation that would have been incurred had no impairment loss been recognised.
Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the characteristics of the asset itself or high usage during project execution are depreciated over the duration of the project.

Intangible assets

Intangible assets are assets without physical substance, controlled by the company and capable of producing future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from legal or contractual rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits related to an asset and to restrict the access of others to those benefits. Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and are not revalued for financial reporting purposes.
Intangible assets with a defined useful life are amortised systematically over their useful life estimated as the period over which the assets will be used by the company. The amount to be amortised and the recoverability of their book value are determined in accordance with the criteria described in the section 'Property, plant and equipment.

Goodwill and other intangible assets with an indefinite useful life are not amortised. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
Goodwill is tested for impairment at the level of the smallest aggregate (cash generating unit) on which the company, directly or indirectly, evaluates the return on the capital expenditure to which goodwill relates. The cash generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use, and that are largely independent of the cash inflows from other assets or groups of assets. If the carrying amount of the cash generating unit, including goodwill allocated thereto, exceeds the cash generating unit's recoverable amount, the excess is recognised as impairment. The impairment loss is first allocated to reduce the carrying amount of goodwill. Any remaining excess is allocated on a pro-rata basis to the carrying value of the assets that form the cash generating unit. The recoverable amount of cash generating units to which goodwill relates is determined based on value in use, i.e. the present value of future cash flows expected to result from the use of the asset. Impairment charges against goodwill are not reversed[3]. Negative goodwill is recognised in the income statement.

Costs of technological development activities
Costs of technological development activities are capitalised when the company can prove that:
(a) there is the technical capacity to complete the asset and make it available for use or sale;
(b) there is the intention to complete the asset and make it available for use or sale;
(c) it is possible to make the asset available for use or sale;
(d) it can be shown that the asset is able to produce future economic benefits;
(e) technical, financial and other resources are available to complete development of the asset and make the asset available for use or sale;
(f) the cost attributable to the intangible asset can be reasonably determined.

Grants
Grants related to assets are recorded as a reduction of the purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, will be met. Grants related to income are recognised in the income statement.

Financial fixed assets

INVESTMENTS
Investments in subsidiaries excluded from consolidation and associates are accounted for using the equity method. Subsidiaries excluded from consolidation and associates may be accounted for at cost, adjusted for impairment losses, if this does not result in a misrepresentation of the company's financial condition and results.
When the reasons for their impairment cease to exist, investments accounted for at cost are revalued within the limit of the impairment made and their effects are taken to the income statement item 'Other income (expense) from investments'.
Other investments, included in non current assets, are recognised at their fair value and their effects are included in shareholders' equity under 'Other reserves'. This reserve is charged to the income statement when the investment is impaired or sold. When fair value cannot be reasonably determined, investments are accounted for at cost, adjusted for impairment losses. Impairment losses may not be reversed. The risk deriving from losses exceeding shareholders' equity is recognised in a specific provision to the extent the parent company is required to fulfil legal or implicit obligations towards the subsidiary or to cover its losses.

RECEIVABLES AND FINANCIAL ASSETS HELD TO MATURITY
Receivables and financial assets held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.). The initial carrying value is then adjusted to take into account capital repayments, devaluations and amortisation of the difference between the reimbursement value and the initial carrying value. Amortisation is carried out on the basis of the effective interest rate, which is the rate that exactly discounts the present value of estimated future cash flows to the initial carrying value (i.e. the amortised

(3) Impairment charges recognised in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognised in a smaller amount or would not have been recognised.

cost method). Any impairment is recognised by comparing the carrying value with the present value of the estimated future cash flows discounted at the effective interest rate defined at initial recognition (see also 'Current assets'). Receivables and financial assets held to maturity are recognised net of the provision for impairment losses. When the impairment loss is definite, the provision is used. Otherwise it is released. Changes to the carrying amount of receivables or financial assets arising from amortised cost valuation are recognised as 'Finance income (expenses)'.

Financial liabilities

Debt is carried at amortised cost (see item 'Financial fixed assets' above).

Provisions for contingencies

Provisions for contingencies are liabilities for risks and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognised when: (i) there is a present obligation, either legal or constructive, as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; (iii) a reliable estimate can be made of the amount of the obligation. Provisions represent the best estimate of the expenditure required to settle the obligation or to transfer it to a third parties at the balance sheet date. Where the effect of the time value of money is material and the payment dates of the obligations can be reliably estimated, the provisions should be discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as 'Finance (expense) income'.
When the liability regards a tangible asset, the provision is stated with a corresponding entry to the asset to which it refers. The income statement charge is made through the depreciation process.
The costs that the company expects to bear in order to carry out restructuring plans are recognised when the company formally defines the plan and the interested parties have developed the reasonable expectation that the restructuring will happen.
Provisions are periodically updated to show the variations of estimates of costs, production times and actuarial rates. The estimated revisions of the provisions are recognised in the same income statement item that previously held the provision, or, when the liability regards tangible assets, with a corresponding entry to the assets to which they refer.
In the notes to the consolidated financial statements, the following contingent liabilities are described: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company; (ii) present obligations arising from past events whose amount cannot be measured with sufficient reliability or whose settlement will probably not require an outflow of resources embodying economic benefits.

Employee benefits

Post-employment benefit plans, including constructive obligations, are classified as either 'defined contribution plans' or 'defined benefit plans' depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the company's obligation, which consists of making payments to the State or to a trust or fund, is determined on the basis of the contributions due.
The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions[4] and charged on an accruals basis during the employment period required to obtain the benefits. The valuation of the liability is made by independent actuaries.
The actuarial gains and losses of defined benefit plans are recognised pro rata on service in the income statement using the corridor method, if and to the extent that the net cumulative actuarial gains and losses unrecognised at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating in the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan.
Obligations for long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

(4) Actuarial assumptions relate to, inter alia, the following variables: (i) future salary levels; (ii) employee mortality rate; (iii) employee turnover rate; (iv) percentage of plan participants with dependents eligible to receive benefits (e.g. spouses and children); (v) for medical assistance plans, frequency of claims and future medical costs; (vi) interest rates.

Treasury shares

Treasury shares are recorded at cost and as a reduction of equity. Gains or losses from the subsequent sale of treasury shares are recorded as an increase (or decrease) in equity.

Revenues

Revenues related to contract work-in-progress are recognised on the basis of contractual revenues, with reference to the stage of completion determined using the cost-to-cost method. Revenues for contract work-in-progress in a foreign currency are recognised at the euro exchange rate on the date the stage of completion of a contract is measured with the customer. This value is adjusted to take into account exchange differences arising on derivatives that qualify for hedge accounting.
Advances are recognised at the exchange rate on the date of payment.
Requests for additional payments deriving from a change in the scope of the work are included in the total amount of revenues when it is probable that the client will approve the variation and the related amount. Claims deriving, for example, from additional costs incurred for reasons attributable to the client are included in the total amount of considerations when it is probable that the client will accept them. Work that has not yet been accepted is recognised at the year-end exchange rate.
Revenues associated with sales of products and services, with the exception of contract work-in-progress, are recorded when the significant risks and rewards of ownership pass to the customer or when the transaction can be considered settled and associated revenue can be reliably measured.
Revenue related to partially rendered services is recognised by reference to the stage of completion, providing this can be measured reliably and that there is no significant uncertainty regarding the collectibility of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognised only to the extent of costs incurred that are expected to be recoverable.
Revenues are stated net of returns, discounts, rebates and bonuses and direct taxation.

Costs

Costs are recognised when the related goods and services are sold, consumed or allocated, or when their future benefits cannot be determined.
Operating lease payments are recognised in the income statement over the length of the contract.
Labour costs comprise remuneration paid, provisions made to pension funds, accrued holidays, national insurance and social security contributions in compliance with national contracts of employment and current legislation.
Given their compensatory nature, labour costs also include stock grants and stock options granted to managers. The instruments granted are recorded at fair value on the vesting date, plus any charges borne by the employer (social security contributions and employee termination indemnities) and are not subject to subsequent adjustments. The current portion is calculated pro rata over the vesting period[5]. The fair value of stock grants is represented by the current value of the shares on vesting date, reduced by the current value of the expected dividends in the vesting period. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate.
The fair value of stock grants and stock options is shown in the item 'Payroll and related costs' as a contra entry to 'Other reserves'. The provision for employee termination indemnities and social security contributions calculated on the fair value of stock grants is recognised in a contra entry under 'Provisions for contingencies'.
The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or any other costs incurred for other scientific research activities or technological development, are generally considered current costs and expensed as incurred. These costs are capitalised when they meet the requirements listed under 'Costs of technological development activities'.

Exchange rate differences

Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction.
Monetary assets and liabilities in currencies other than the functional currency are converted by applying the year-end exchange rate. The effect is recognised in the income statement. Non-monetary assets and liabilities denominated in currencies other than the functional currency valued at cost are translated at the initial exchange rate. Non-monetary assets that are re-measured at fair

(5) For stock grants, the period between the date of the award and the date of allocation of stock. For stock options, the period between the date of the award and the date on which the option can be exercised.

value (i.e. at their recoverable amount or realizable value), are translated at the exchange rate applicable on the date of re-measurement.

Dividends

Dividends are recognised at the date of the general shareholders' meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes

Current income taxes are determined on the basis of estimated taxable income. The estimated liability is recognised in 'Income tax payables'. Current tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets or liabilities are recognised for temporary differences between the carrying amounts and tax bases of assets and liabilities, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognised when their realisation is considered probable.
Deferred tax assets and liabilities are recorded under non-current assets and liabilities and are offset at single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognised in the item 'Deferred tax assets'; if negative, in the item 'Deferred tax liabilities'.
When the results of transactions are recognised directly in shareholders' equity, current taxes, deferred tax assets and liabilities are also charged to shareholders' equity.

Derivatives

A derivative is a financial instrument which has the following characteristics: (i) its value changes in response to the changes in a specified interest rate, financial instrument price, commodity price, foreign exchange rate or other variable; (ii) it requires no initial net investment or the investment is small; (iii) it is settled at a future date.
Derivatives, including embedded derivatives that are separated from the host contract, are assets and liabilities recognised at their fair value, which is estimated by using the criteria described in the section 'Current assets'.
Consistently with its business requirements, Saipem classifies derivatives as hedging instruments, whenever possible.
Derivatives are classified as hedging instruments when the relationship between the derivative and the subject of the hedge is formally documented and the effectiveness of the hedge is high and is tested regularly. When hedging instruments cover the risk of changes in the fair value of the hedged item (fair value hedge; e.g. hedging of changes in the fair value of fixed interest rate assets/liabilities), they are stated at fair value, with changes taken to the income statement. Hedged items are accordingly adjusted for changes in their fair value attributable to the hedged risk.
A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect income statement and that is attributable to a particular risk associated with a recognised asset or liability (such as future interest payments on variable rate debt) or a highly probable forecast transaction, such as project income/costs.
When derivatives hedge the cash flow variation risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), changes in the fair value of the derivatives, considered effective are initially stated in equity and then recognised in the income statement account consistent with the economic effects produced by the hedged transaction. The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are shown in the profit and loss account.
The effective portion of changes in fair value of derivatives designated as hedges under IAS 39 is recorded initially in a hedging reserve and is recognised in the income statement in the period in which the hedged item affects the income statement.
The ineffective portion of changes in fair value of derivatives, as well as the entire change in fair value of those derivatives not designated as hedges or that do not meet the criteria set out in IAS 39, are taken directly to the income statement under 'Derivatives'.

Financial statements

Assets and liabilities of the balance sheet are classified as current and non-current. Items of the income statement[6] are presented by nature[7]. The cash flow statement is presented using the indirect method, whereby net profit is adjusted for the effects of non-

(6) As of 2008, finance income and expenses are recorded under the items 'Finance income', 'Finance expense' and 'Derivatives'. Comparative data has been reclassified accordingly.
(7) Additional information regarding financial instruments, applying the classification required by IFRS, is provided under Note 31 'Additional information on financial instruments'.

cash transactions. The statement of changes in shareholders' equity includes profit and loss for the year, transactions with shareholders and other changes in shareholders' equity.

Risk management

The principal risks identified, monitored and, as described below, managed by Saipem are the following:
(i) the market risk deriving from exposure to fluctuations in interest rates and in exchange rates between the euro and the other currencies used by the company and to commodity price volatility;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;
(iv) the operational risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;
(v) country risk.
Financial risks are managed in accordance with guidelines defined by the parent company, targeting to align and coordinate Group companies' policies on financial risks.

MARKET RISK
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the group's financial assets, liabilities or expected future cash flows. Saipem actively manages market risk in accordance with a set of policies and guidelines that provide a centralised model of conducting finance, treasury and risk management operations based on the Group Treasury Structures.

Exchange rate risk
Exchange rate risk derives from the fact that the Saipem's operations are conducted in currencies other than the euro and revenues (costs) from a significant portion of operational contracts are denominated in or linked to non-euro currencies. This impacts:
- on revenues and costs due to conversion differences arising from the time lag existing between the execution of a given transaction and the definition of the contractual terms (economic risk) and from the conversion of trade and financial receivables and payables denominated in foreign currencies (transaction risk);
- on the group's reported results and shareholders' equity, due to the translation of assets and liabilities of companies that prepare their financial statements in currencies other than the euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transactional exposures arising from foreign currency movements. Risks deriving from the translation of foreign currency denominated profits or investments are not hedged on a systematic basis but are assessed on a case-by-case basis.
In compliance with International Financial Reporting Standards (IFRS), Saipem uses a number of different types of derivate contract to reduce economic and transaction exposure, such as currency swaps, forwards and options. Such derivatives are evaluated by the Eni Corporate Finance Unit of Eni SpA at fair value on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards.
An exchange rate sensitivity analysis was performed for those currencies other than euro for which exchange risk exposure in 2008 was highest (the US dollar, UK pound sterling and the Norwegian kroner) in order to calculate the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in the exchange rates.
The analysis was performed for all relevant financial assets and liabilities denominated in the above currencies and regarded in particular the following items:
- exchange rate derivatives;
- trade and other receivables;
- trade and other payables;
- cash and cash equivalents;
- short and long-term financial liabilities.

For exchange rate derivatives, the sensitivity analysis on fair value was conducted by comparing the conditions underlying the forward price fixed in the contract (i.e. spot exchange rate and interest rate) with spot rates and interest rate curves corresponding to the relevant contractual maturity dates, on the basis of year end exchange rates subjected to hypothetical positive and negative changes of 10%, with the resulting effects weighted on the basis of the notional amounts.

The analysis did not examine the effect of exchange rate fluctuations on the measurement of work in progress, as under IAS 32, work in progress does not constitute a financial asset. Moreover, the analysis regards exposure to exchange rate risk in accordance with IFRS 7 and therefore does not consider the effects of the conversion of financial statements of consolidated companies with functional currencies other than the euro.
A positive variation in exchange rates between the foreign currencies examined and the euro (i.e. depreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of -€51 million (€56 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects, of -€204 million (-€1 million at December 31, 2007).
Meanwhile, a negative variation in exchange rates (i.e. appreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of €71 million (-€39 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects, of €197 million (€8 million at December 31, 2007).
The increases/decreases with respect to the previous year are essentially due to the performance of currencies at maturity dates and to variations in the assets and liabilities exposed to exchange rate fluctuations.

(€ million)

	2007				2008			
	+10%		-10%		+10%		-10%	
	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity
Derivatives	19	(38)	(9)	38	(13)	(166)	40	166
Trade and other receivables	98	98	(79)	(79)	87	87	(71)	(71)
Trade and other payables	(61)	(61)	50	50	(124)	(124)	102	102
Cash and cash equivalents	17	17	(14)	(14)	45	45	(37)	(37)
Short-term debt	(15)	(15)	12	12	(41)	(41)	33	33
Medium/long-term debt	(2)	(2)	1	1	(5)	(5)	4	4
Total	**56**	**(1)**	**(39)**	**8**	**(51)**	**(204)**	**71**	**197**

Interest rate risk
The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is the responsibility of the Treasury Department.
To measure sensitivity to interest rate risk, a sensitivity analysis was performed. The analysis calculated the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in interest rates.
The analysis was performed for all relevant financial assets and liabilities exposed to interest rate fluctuations and regarded in particular the following items:
- interest rate derivatives;
- cash and cash equivalents;
- short and long-term financial liabilities.

For interest rate derivatives, the sensitivity analysis on fair value was conducted by comparing the interest rate conditions (fixed and variable rate) underlying the contract and used to calculate future interest rate differentials with discount curves for variable interest rates on the basis of year end interest rates subjected to hypothetical positive and negative changes of 10%, with the resulting changes weighted on the basis of the notional amounts. For cash and cash equivalents, the analysis used the average balance for the year and the average rate of return for the year, while for short and long-term financial liabilities, the average exposure for the year and average interest rate were considered.
A positive variation in interest rates would have produced an overall effect on pre tax profit of -€11 million (-€8 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects of -€9 million (-€5 million at December 31, 2007). A negative variation in interest rates would have produced an overall effect on pre tax profit of €11 million (€9 million at December 31, 2007) and an overall effect on shareholders' equity, before related tax effects of €9 million (€3 million at December 31, 2007).

The increases/decreases with respect to the previous year are essentially due to the performance of interest rates at maturity dates and to variations in the assets and liabilities exposed to interest rate fluctuations.

(€ million)

	2007				2008			
	+10%		-10%		+10%		-10%	
	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity	Income statement	Shareholders' equity
Derivatives	-	3	-	(6)	-	2	-	(2)
Cash and cash equivalents	7	7	(7)	(7)	7	7	(7)	(7)
Short-term debt	(13)	(13)	14	14	(16)	(16)	16	16
Medium/long-term debt	(2)	(2)	2	2	(2)	(2)	2	2
Total	**(8)**	**(5)**	**9**	**3**	**(11)**	**(9)**	**11**	**9**

Commodity risk

Saipem's results are affected by changes in the prices of oil products (fuel oil, bunker oil, etc.) and raw materials, since they represent associated costs in the running of vessels, offices and yards and the implementation of projects and investments.
Saipem manages exposure to commodity price risk with the aim of neutralising the above phenomenon and achieving stable margins.
In order to accomplish this, it uses derivatives traded over the counter (swaps, forward, contracts for differences) through Eni Trading & Shipping (ETS) on the organised markets of ICE and NYMEX (futures), with the underlying commodities being oil products (ICE gasoil).
Such derivatives are evaluated at fair value on the basis of market prices provided by specialised sources or, in the absence of market prices, through Eni finance companies, in accordance with Group guidelines regarding the centralised financial management.
With regard to commodity risk hedging instruments, 10% positive and negative variations in the underlying rates would have produced, respectively: (i) overall effects on pre tax profit of -€0.3 million and €0.3 million; and (ii) overall effects on shareholders' equity, before related tax effects, of €4 million and -€4 million.

CREDIT RISK

Credit risk represents Saipem's exposure to potential losses deriving from non-performance of counterparties. Credit risk arising from the Group's normal course of operations is controlled by the business units and the administration department on the basis of standard procedures and periodic reporting. For financial investments and the use of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem SpA.
The critical situation that has developed on the financial markets has led to additional preventative measures to avoid the concentration of risk/assets being adopted.
In addition, operations involving derivative instruments are being managed with a greater degree of selectivity.
The company has not any significant cases of non performance by counterparties.
As at December 31, 2008, Saipem has no significant concentrations of credit risk.

LIQUIDITY RISK

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the market place as to be unable to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact the Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. Saipem manages liquidity risk by targeting a capital structure that guarantees a level of liquidity adequate for the Groups' needs, optimising the opportunity cost of maintaining liquidity reserves and achieving an optimal profile in terms of maturity and composition of debt, in accordance with management plans and business objectives including prescribed limits in terms of maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium/long-term debt.
In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, Saipem believes it has access to sufficient funding and borrowing facilities to meet currently foreseeable requirements, thanks to a use of credit lines that is both flexible and targeted to meet business needs.

The liquidity management policies used – which were being applied even before the worsening of the crisis – have the objective of ensuring both the availability of adequate funding to meet short-term requirements and obligations and a sufficient level of operating flexibility to fund Saipem's development plans, while maintaining an adequate finance structure in terms of debt composition and maturity.
As of December 31, 2008, Saipem maintained unused borrowing facilities of €1,273 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
Undiscounted long-term debt, including the current portion of long-term debt, and contractual interest payments at December 31, 2008 (€257 million) can be analysed as follows:

	Maturity						
(€ million)	2009	2010	2011	2012	2013	After	Total
Long-term debt, including current portion	60	325	276	61	121	527	1,370

OPERATIONAL RISK
Saipem's business activities conducted both in and outside Italy are subject to a broad range of national legislation and regulations, including laws implementing international protocols and conventions relating to specific sectors of activity.
These laws and regulations require prior authorisation and/or the acquisition of a license before operations may commence and the compliance with health, safety and environment rules.
Environmental regulations impose restrictions on the types, quantities and concentration of pollutants that can be released into the air, water and soil and require companies to adopt correct waste management practices. In particular, strict operating practices and standards to protect biodiversity must be adopted when conducting exploration, drilling and production activities in certain ecologically sensitive locations (i.e. protected areas). Failure to comply with these requirements is punishable by criminal and civil sanctions. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations and the costs associated with ensuring they are complied with are expected to remain significant in the future. For this purpose, Saipem has adopted HSE guidelines to ensure the health and safety of employees, local communities, contractors and clients and the safeguarding of the environment, in compliance with local and international rules and regulations and in line with international best practices and standards.
An ongoing process of risk identification, evaluation and mitigation is at the heart of HSE management operations in all phases of activity and for all business units. This process is implemented through the adoption of effective management procedures and systems designed to suit the specific characteristics of each activity and the sites in which they take place and with a view to achieving the continuous improvement of plant and processes. Additionally, the codification and proceduralization of operating phases has led to a reduction of the human component in plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at site level through dedicated HSE structures equipped with emergency response plans, indicating the corrective actions to be taken to minimise damage in the event of an incident and responsibilities for ensuring they are taken.
Saipem's integrated approach to managing health, safety and environmental issues is supported by the adoption in all group companies of an HSE management system based on the Saipem/Eni Management System Model. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is aimed at achieving risk prevention and the systematic monitoring and control of HSE performance, in a cycle of continuous improvement, and is subject to audits by internal and independent experts. Saipem's facilities are certified to international standards such as ISO 14001, OHSAS 18001 and even EMAS. Saipem also provides an advanced program of training and development for HSE staff with the aim of:
- promoting conduct consistent with the applicable guidelines;
- guiding HSE-related cultural, professional and managerial growth of all personnel;
- supporting knowledge management and HSE risk control.

COUNTRY RISK
Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Saipem constantly monitors the political, social and economic risk of countries in which

it operates or intends to invest. Country risk is mitigated by means of risk management guidelines defined by Saipem in its 'Project Risk Assessment and Management' procedure.

Use of accounting estimates

The preparation of financial statements and interim reports in accordance with generally accepted accounting standards requires management to make accounting estimates based on complex or subjective judgments, past experience and assumptions deemed reasonable and realistic based on the information available at the time. The use of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.
Summarised below are those accounting estimates used in the preparation of consolidated financial statements and interim reports that are considered critical because they require management to make a large number of subjective judgments, assumptions and estimates regarding matters that are inherently uncertain. Changes in the conditions underlying such judgments, assumptions and estimates may have a significant affect on future results.

CONTRACT WORK IN PROGRESS

Contract work in progress for long-term contracts - for which estimates necessarily have a significant subjective component - are measured on the basis of estimated revenues and costs over the full life of the contract. Contract work in progress includes extra revenues from additional works following modifications to the original contracts if their realisation is likely and they can be reasonably quantified. The ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, have made it necessary to include expected additional revenues in periodic statements even before a formal agreement with the counterpart has been reached.

IMPAIRMENT OF ASSETS

Saipem assesses its tangible and intangible assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable.
Impairment is recognised in the event of significant permanent changes in the outlook for the market segment in which the asset is used. Determining as to whether and how much an asset is impaired involves management estimates on complex and highly uncertain factors, such as future market performances, the effects of inflation and technological improvements on operating costs, and the outlook for global or regional market supply and demand conditions.
The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of the asset's fair value less costs to sell and its value in use. Value in use is the present value of future cash flows expected to result from the use of the asset, less costs to sell. The expected future cash flows used for impairment reviews are based on judgmental assessments of future variables such as prices, costs, demand growth rate, and production volumes, considering the information available at the date of the review and are discounted a rate that reflects the risk inherent in the relevant activity. Goodwill and other intangible assets with an indefinite useful life are not amortised. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at cash generating unit level, i.e. the smallest aggregate on which the company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired on a pro rata basis for the residual difference.

BUSINESS COMBINATIONS

Accounting for business combinations requires the allocation of the purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognised as goodwill. Negative residual differences are credited to the income statement. Management uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an independent appraisal firm to assist in the fair value determination of the acquired assets and liabilities.

CONTINGENCIES
Saipem records provisions for contingencies primarily in relation to employee benefits, litigation and tax issues. Determining appropriate amounts for provisions is a complex estimation process that includes subjective judgements.

EMPLOYEE BENEFITS
Post-employment benefit plans arising from defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trend rates, estimated retirement dates and mortality rates.
The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows: (i) discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilisation, and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data; and (v) determination of the expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and their specific average expected rate of return is taken into account.
Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Saipem employs the corridor method to amortise its actuarial gains and losses. This method amortises on a pro rata basis the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period that exceed 10% of the greater of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to profit or loss in their entirety.

Recent accounting principles

Accounting standards and interpretations issued by IASB/IFRIC and endorsed by the European Union
By Commission Regulation No. 1358/2007 of November 21, 2007, IFRS 8 'Operating Segments' replaced IAS 14 'Segment Reporting'. IFRS 8 sets out requirements for disclosure of information about the group segments that management uses to make decisions about operating matters. The identification of operating segments is based on internal reports that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and assess their performances. IFRS 8 comes into effect starting on January 1, 2009.

By Commission Regulation No. 1274/2008 of December 17, 2008, the revised IAS 1 'Presentation of Financial Statements' has been endorsed. The revision requires, among other things, a statement of comprehensive income that begins with the amount of net profit for the year adjusted with all items of income and expenses directly recognised in equity, but excluded from net income, in accordance with IFRS. The revised standard comes into effect starting on January 1, 2009.

By Commission Regulation No. 1260/2008 of December 10, 2008, the revised IAS 23 'Borrowing Costs' has been endorsed. The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that take a substantial period of time to get ready for use or sale. The company is required to capitalise such borrowing costs as part of the cost of the asset. The revised standard comes into effect starting on January 1, 2009.

By Commission Regulation No. 1261/2008 of December 16, 2008, the revised IFRS 2 'Share-based Payment' has been endorsed. The amendment specifies the accounting treatment of all cancellations of a grant of equity instruments to employees. It also

imposes that vesting conditions are only service and performance conditions required in return for the equity instruments issued. The revised standard comes into effect starting on January 1, 2009.

By Commission Regulation No. 53/2009 of January 21, 2009 amendments to IAS 1 'Presentation of Financial Statements' and to IAS 32 'Financial Instruments: Presentation' have been endorsed. The amendments define the conditions that the puttable instruments issued by companies have to meet in order to be classified as equity. Moreover it allowed the classification as equity of instruments issued by the company that impose on the company an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The amendments to IAS 1 and IAS 32 come into effect starting on January 1, 2009.

By Commission Regulation No. 70/2009 of January 23, 2009 'Improvements to IFRSs', defined in the context of the annual process of 'Improvements to IFRS' has been endorsed. It regards only changes to the existing standards with a technical and editorial nature. The provisions come into effect starting on January 1, 2009.

Accounting standards and interpretations issued by IASB/IFRIC but not yet endorsed by the European Union

On January 10, 2008, IASB issued a revised IFRS 3 'Business Combinations' and an amended version of IAS 27 'Consolidated and Separate Financial Statements'. The revisions to IFRS 3 require, among other things: (i) acquisition-related costs to be accounted for separately from the business combination and then recognised as expenses rather than included in goodwill; (ii) the recognition to the income statement of any change to contingent consideration; and (iii) the choice of the full goodwill method which means recognising the full value of the goodwill of the business combination including the share attributable to minority interest. In the case of step acquisitions, the revisions also relate to the recognition in the income statement of the difference between the fair value at the acquisition date of the net assets previously held and their carrying amounts. The amendments of IAS 27 require, among other things, that acquisitions or disposals of non-controlling interests in a subsidiary that do not result in the loss of control, shall be accounted for as equity transactions. By contrast, disposal of any interests that parent retains in a former subsidiary may result in a loss of control. In this case, at the date when control is lost, the remaining investment retained is increased/decreased to fair value with gains or losses arising from the difference between the fair value and carrying amount of the held investment recognised in the income statement.
The revised standards shall be applied for annual periods beginning on or after July 1, 2009 (for Saipem: 2010 financial statements).

On November 30, 2006, IFRIC issued IFRIC 12 'Service Concession Arrangements', which provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. In particular, when the grantor controls or regulates what services the operator must provide with the infrastructure, at what price and any significant residual interest in the infrastructure at the end of the term of the arrangement, the grantor shall recognise the concession as an intangible asset or as a financial asset on the basis of the agreements. This interpretation shall be applied for annual periods beginning on or after January 1, 2008.

On July 3, 2008, IFRIC issued IFRIC 16 'Hedges of a Net Investment in a Foreign Operation' which defines the criteria for recognition and evaluation of hedges of a net investment in a foreign operation. In particular the interpretation defines, among other things, that the object of the hedge is the exchange differences between the functional currency of the foreign operation and the parent's functional currency and that the hedge instrument can be held by any Group company with the exception of the hedged foreign operation. This interpretation shall be applied for annual periods beginning on or after October 1, 2008 (for Saipem: 2009 financial statements).

On November 27, 2008, IFRIC issued IFRIC 17 "Distributions of Non-cash Assets to Owner" which defines the criteria of recognition and evaluation of the distributions of assets other than cash when it pays dividends to its owner. It also applies in those situations in which an entity gives its owner a choice of receiving either non-cash assets or a cash alternative. In particular, an entity shall measure a liability to distribute non-cash assets as dividends to its owners at the fair value of the assets to be distributed. The liability, with any adjustments, is recognised as a contra to equity. When the entity settles the dividend payable, the difference, if any, between the carrying amount of the assets distributed and the fair value of the dividend payable is taken to profit or loss. This interpretation shall be applied for annual periods beginning on or after July 1, 2009 (for Saipem: 2009 financial statements).

Saipem is currently reviewing these new IFRS and interpretations to determine the likely impact on the Group's results.

Scope of consolidation at December 31, 2008

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
CONSOLIDATING COMPANY							
Saipem SpA	San Donato Milanese	EUR	441,410,900	Eni Corporate SpA Saipem SpA Third parties	42.91 1.44 55.65		
CONTROLLED COMPANIES							
ITALY							
Consorzio Sapro	San Giovanni Teatino	EUR	10,329	Saipem SpA Third parties	51.00 49.00		Co.
Intermare Sarda SpA	Tortoli	EUR	6,708,000	Saipem SpA	100.00	100.00	F.C.
Saipem Energy Italia SpA	Marghera	EUR	120,000	Saipem Energy Services SpA	100.00	100.00	F.C.
Saipem Energy Services SpA	San Donato Milanese	EUR	9,020,216	Saipem SpA	100.00	100.00	F.C.
Snamprogetti Chiyoda sas di Saipem SpA	San Donato Milanese	EUR	10,000	Saipem SpA Third parties	99.90 0.10	99.90	F.C.
Snamprogetti Sud SpA	Vibo Valentia	EUR	5,000,040	Saipem SpA	100.00	100.00	F.C.
OUTSIDE ITALY							
Andromeda Consultoria Tecnica e Representações Ltda	Rio de Janeiro (Brazil)	BRL	322,350,000	Saipem SpA Snamprogetti Netherlands BV	99.00 1.00	100.00	F.C.
Bannorsud - Comercio, Serviçõs de Consultoria e Investimentos Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00		E.M.
Boscongo sa	Pointe Noire (Congo)	XAF	200,000,000	Saipem sa Third parties	99.99 0.01	100.00	F.C.
BOS Investment Ltd	London (United Kingdom)	GBP	5,000,000	Saipem sa	100.00	100.00	F.C.
BOS-UIE Ltd	London (United Kingdom)	GBP	3,300,000	BOS Investment Ltd	100.00	100.00	F.C.
Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	Funchal (Portugal)	EUR	5,000	Saipem sa	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin sa	Marseille (France)	EUR	1,018,700	Saipem sa	100.00	100.00	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International BV Third parties	50.00 50.00	50.00	F.C.
ER SAI Marine Llc	Almaty (Kazakhstan)	KZT	1,000,000	ER SAI Caspian Contractor Llc	100.00		E.M.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	EUR	90,760	Saipem International BV	100.00	100.00	F.C.
European Marine Contractors Ltd	London (United Kingdom)	GBP	1,000,000	European Marine Investments Ltd Saipem UK Ltd	50.00 50.00	100.00	F.C.
European Marine Investments Ltd	London (United Kingdom)	USD	20,000,000	Saipem International BV	100.00	100.00	F.C.
European Maritime Commerce BV	Amsterdam (Netherlands)	EUR	18,000	ERS - Equipment Rental & Services BV	100.00	100.00	F.C.
Frigstad Discoverer Invest Ltd	Tortola (British Virgin Islands) (United Kingdom)	USD	215,000	Saipem SpA	100.00	100.00	F.C.
Frigstad Discoverer Invest (S) Pte Ltd	Singapore (Singapore)	SGD	2	Frigstad Discoverer Invest Ltd	100.00	100.00	F.C.
Global Petroprojects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International BV	100.00	100.00	F.C.
Hazira Cryogenic Engineering & Construction Management Private Ltd	Mumbai (India)	INR	500,000	Services et Equipements Gaziers et Petroliers sa Third parties	55.00 45.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Hazira Marine Engineering & Construction Management Private Ltd	Mumbai (India)	INR	100,000	Saipem sa Sofresid sa	99.99 0.01		E.M.
Katran-K Llc	Krasnodar (Russian Federation)	RUB	1,603,800	Saipem International BV	100.00	100.00	F.C.
Moss Arctic Offshore AS	Lysaker (Norway)	NOK	100,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Maritime AS	Lysaker (Norway)	NOK	40,000,000	Saipem International BV	100.00	100.00	F.C.
Moss Maritime Inc	Houston (USA)	USD	145,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Offshore AS	Lysaker (Norway)	NOK	20,000,000	Moss Maritime AS	100.00	100.00	F.C.
Nigerian Services & Supply Co Ltd	Lagos (Nigeria)	NGN	40,000,000	Saipem sa	100.00		E.M.
North Caspian Service Co Llp	Almaty (Kazakhstan)	KZT	1,910,000,000	Saipem International BV	100.00	100.00	F.C.
Petrex SA	Iquitos (Peru)	PEN	100,719,045	Saipem International BV	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda Third parties	70.00 30.00	70.00	F.C.
PT Saipem Indonesia	Jakarta (Indonesia)	USD	30,290,000	Saipem International BV	100.00	100.00	F.C.
Sagio - Companhia Angolana de Gestão de Instalaçao Offshore Lda	Luanda (Angola)	AOA	1,600,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	60.00 40.00		E.M.
Saibos Construções Maritimas Lda	Funchal (Portugal)	EUR	27,551,052	Saipem sa	100.00	100.00	F.C.
Saigut SA de Cv	Ensenada (Mexico)	MXN	90,050,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem sa	100.00	100.00	F.C.
Saipem (Beijing) Technical Services Co Ltd	Beijing (China)	USD	250,000	Saipem International BV	100.00	100.00	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International BV Third parties	41.94 58.06	100.00	F.C.
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International BV Third parties	89.41 10.59	89.41	F.C.
Saipem (Portugal) Comércio Marítimo Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem (Portugal) - Gestão de Participações SGPS SA	Funchal (Portugal)	EUR	49,900,000	Saipem International BV	100.00	100.00	F.C.
Saipem America Inc	Wilmington (USA)	USD	50,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Argentina Samic y F. (**) (***)	Buenos Aires (Argentina)	ARS	444,500	Saipem International BV Third parties	99.58 0.42		E.M.
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International BV	100.00	100.00	F.C.
Saipem Australia Pty Ltd (***)	Sydney (Australia)	AUD	10,661,000	Saipem International BV	100.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	827,000,000	Saipem International BV Third parties	97.94 2.06	97.94	F.C.
Saipem Contracting Algerie SpA	Hassi Messaoud (Algeria)	DZD	1,556,435,000	Sofresid sa	100.00	100.00	F.C.
Saipem do Brasil Serviços de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	14,719,299	Saipem Energy Services SpA	100.00	100.00	F.C.
Saipem Engineering Nigeria Ltd (***)	Lagos (Nigeria)	NGN	75,000,000	Saipem International BV Third parties	95.00 5.00		E.M.
Saipem Holding France sas	Montigny le Bretonneux (France)	EUR	40,000	Saipem International BV	100.00	100.00	F.C.
Saipem India Project Ltd	Chennai (India)	INR	197,000,000	Saipem sa	100.00	100.00	F.C.
Saipem International BV	Amsterdam (Netherlands)	EUR	172,444,000	Saipem SpA	100.00	100.00	F.C.
Saipem Logistics Services Ltd	Lagos (Nigeria)	NGN	55,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	EUR	31,002	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Maritime Asset Management Luxembourg Sarl	Luxembourg (Luxembourg)	USD	100,000	Saipem International BV	100.00	100.00	F.C.
Saipem Mediterran Usluge doo	Rijeka (Croatia)	HRK	1,500,000	Saipem International BV	100.00	100.00	F.C.
Saipem Misr for Petroleum Services (S.A.E.)	Port Said (Egypt)	EUR	2,000,000	Saipem International BV ERS - Equipment Rental & Services BV European Maritime Commerce BV	99.92 0.04 0.04	100.00	F.C.
Saipem Perfurações e Construções Petrolíferas Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem sa	Montigny le Bretonneux (France)	EUR	26,488,695	Saipem SpA	100.00	100.00	F.C.
Saipem Services México SA de Cv	Mexico City (Mexico)	MXN	50,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saipem Services SA	Bruxelles (Belgium)	EUR	61,500	Saipem International BV ERS - Equipment Rental & Services BV	99.98 0.02	100.00	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	SGD	9,710,000	Saipem sa	100.00	100.00	F.C.
Saipem UK Ltd	New Malden (United Kingdom)	GBP	6,470,000	Saipem International BV	100.00	100.00	F.C.
Saipem Ukraine Llc	Kiev (Ukraine)	EUR	106,061	Saipem International BV Saipem Luxembourg SA	99.00 1.00	100.00	F.C.
Saipem Venezuela SA	Caracas (Venezuela)	VEB	20,000,000	Saipem sa Third parties	99.95 0.05		Co.
SAIR Construções Mecanicas de Estruturas Maritimas Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	86.00 14.00		E.M.
SAS Port de Tanger	Montigny le Bretonneux (France)	EUR	37,000	Saipem sa	100.00	100.00	F.C.
Saudi Arabian Saipem Ltd	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International BV Third parties	60.00 40.00	100.00	F.C.
Services et Equipements Gaziers et Petroliers sa	Lorient (France)	EUR	38,125	Saipem sa Third parties	99.84 0.16	100.00	F.C.
Shipping and Maritime Services Ltd (***)	Lagos (Nigeria)	NGN	13,000,000	ERS - Equipment Rental & Services BV	100.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Sigurd Rück AG	Zurich (Switzerland)	CHF	25,000,000	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Africa (Nigeria) Ltd (**)(***)	Lagos (Nigeria)	NGN	5,000,000	Snamprogetti Netherlands BV	99.00		E.M.
				Snamprogetti Management Services SA	1.00		
Snamprogetti Canada Inc	Montreal (Canada)	CAD	100,100	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	EUR	18,151	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti France sarl	Montigny le Bretonneux (France)	EUR	22,868	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Ltd	Basingstoke (United Kingdom)	GBP	15,000,000	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	EUR	50,000	Snamprogetti Netherlands BV	99.00	99.00	F.C.
				Third parties	1.00		
Snamprogetti Management Services SA	Geneva (Switzerland)	CHF	10,000,000	Snamprogetti Netherlands BV	99.99	99.99	F.C.
				Third parties	0.01		
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	EUR	92,117,340	Saipem SpA	100.00	100.00	F.C.
Snamprogetti Romania Srl	Bucharest (Rumania)	RON	5,034,100	Snamprogetti Netherlands BV	99.00	100.00	F.C.
				Saipem International BV	1.00		
Snamprogetti Saudi Arabia Co Ltd Llc	Al-Khobar (Saudi Arabia)	SAR	10,000,000	Saipem International BV	95.00	100.00	F.C.
				Snamprogetti Netherlands BV	5.00		
Snamprogetti USA Inc	Dover (USA)	USD	2,000	Saipem International BV	100.00	100.00	F.C.
Société de Construction d'Oleoducs Snc	Montigny le Bretonneux (France)	EUR	39,000	Services et Equipements Gaziers et Petroliers sa	99.90	100.00	F.C.
				Entreprise Nouvelle Marcellin sa	0.10		
Sofresid Engineering sa	Montigny le Bretonneux (France)	EUR	1,267,143	Sofresid sa	99.99	100.00	F.C.
				Third parties	0.01		
Sofresid sa	Montigny le Bretonneux (France)	EUR	8,253,840	Saipem sa	100.00	100.00	F.C.
Sonsub AS	Randaberg (Norway)	NOK	1,882,000	Saipem International BV	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International BV	100.00	100.00	F.C.
Sonsub Ltd (**)	Aberdeen (United Kingdom)	GBP	5,901,028	Saipem International BV	100.00	100.00	F.C.
Star Gulf Free Zone Co	Dubai (United Arab Emirates)	AED	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA	80.00	100.00	F.C.
				Saipem (Portugal) Comércio Marítimo Lda	20.00		
Sud Est Cie	Montigny le Bretonneux (France)	EUR	95,440	Sofresid sa	99.70		Co.
				Third parties	0.30		
TBE Ltd	Damietta (Egypt)	EGP	50,000	Saipem sa	70.00		E.M.
				Third parties	30.00		
Varisal - Serviços de Consultadoria e Marketing Lda	Funchal (Portugal)	EUR	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the year.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
AFFILIATED AND JOINTLY CONTROLLED COMPANIES							
ITALY							
ASG Scarl	San Donato Milanese	EUR	50,864	Saipem SpA Third parties	55.41 44.59	55.41	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	50.36 49.64	50.36	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Due	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	52.00 48.00		E.M.
Consorzio Snamprogetti Abb Lg Chemicals (**)	San Donato Milanese	EUR	50,000	Saipem SpA Third parties	50.00 50.00		E.M.
Consorzio U.S.G. (**)	Parma	EUR	25,823	Saipem SpA Third parties	40.00 60.00		Co.
Modena Scarl	San Donato Milanese	EUR	400,000	Saipem SpA Third parties	59.33 40.67	59.33	P.C.
Rodano Consortile Scarl	San Donato Milanese	EUR	250,000	Saipem SpA Third parties	53.57 46.43	53.57	P.C.
Rosetti Marino SpA	Ravenna	EUR	4,000,000	Saipem sa Third parties	20,00 80,00		E.M.
SP - TKP Fertilizer Srl (**)	San Donato Milanese	EUR	50,000	Saipem SpA Third parties	50.00 50.00		E.M.
OUTSIDE ITALY							
02 Pearl snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Africa Oil Services sa (**)	Guyancourt (France)	EUR	37,500	Services et Equipements Gaziers et Petroliers sa Third parties	44.88 55.12		E.M.
Barber Moss Ship Management AS	Lysaker (Norway)	NOK	1,000,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Bonny Project Management Co Ltd	Greenford (United Kingdom)	GBP	1,000	LNG - Serviços e Gestão de Projectos Lda	100.00		E.M.
BOS Shelf Ltd Society	Baku City (Azerbaijan)	AZN	2,000	Star Gulf Free Zone Co Third parties	50.00 50.00	50.00	P.C.
Charville - Consultores e Serviços, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
CMS&A Wll	Doha (Qatar)	QAR	500,000	Snamprogetti Netherlands BV Third parties	20.00 80.00	50.00	P.C.
Dalia Floater Angola Snc	Paris la Defense (France)	EUR	0.1	Entreprise Nouvelle Marcellin sa Third parties	27.50 72.50	27.50	P.C.
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering sa	100.00		Co.
Doris Engenharia Ltda	Rio de Janeiro (Brazil)	BRL	2,203,170	Doris Engineering sa Third parties	50.00 50.00		E.M.
Doris Engineering sa	Paris (France)	EUR	3,571,440	Sofresid sa Third parties	40.00 60.00		E.M.
Doris USA Inc	Houston (USA)	USD	1,500,000	Doris Engineering sa	100.00		E.M.
Fertilizantes Nitrogenados de Oriente CEC (†)	Caracas (Venezuela)	VEB	9,667,827,216	Snamprogetti Netherlands BV Third parties	20.00 80.00		

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(†) Investments reclassified to 'Assets held for sale'.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Fertilizantes Nitrogenados de Oriente SA (†)	Caracas (Venezuela)	VEB	286,549	Snamprogetti Netherlands BV	20.00		
				Third parties	80.00		
Fertilizantes Nitrogenados de Venezuela CEC (†)	Josè - Edo. Anzategui (Venezuela)	VEB	312,214,634,511	Fertilizantes Nitrogenados de Oriente CEC	100.00		
Fertilizantes Nitrogenados de Venezuela Srl (†)	Josè - Edo. Anzategui (Venezuela)	VEB	287,000	Fertilizantes Nitrogenados de Oriente CEC	100.00		
FPSO Firenze Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras - Produção de Petròleo Lda	100.00		E.M.
FPSO Mystras - Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
Guangdong Contractor Snc	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin sa	60.00	60.00	P.C.
				Third parties	40.00		
Kazakhoil Bouygues Offshore Sarl	Almaty (Kazakhstan)	KZT	1,000,000	Saipem sa	50.00		Co.
				Third parties	50.00		
Kwanda Suporto Logistico Lda	Luanda (Angola)	AOA	25,510,204	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	40.00		E.M.
				Third parties	60.00		
Lipardiz - Construção de Estruturas Maritimas, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	C.P
				Third parties	50.00		
LNG - Serviços e Gestão de Projectos Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV	25.00		E.M.
				Third parties	75.00		
Mangrove Gas Netherlands BV	Amsterdam (Netherlands)	EUR	2,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00	50.00	P.C.
				Third parties	50.00		
Moss Krylov Maritime	St. Petersburg (Russian Federation)	RUB	98,000	Moss Maritime AS	50.00		E.M.
				Third parties	50.00		
Moss Mosvold II Management Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA	50.00		E.M.
				Third parties	50.00		
Nigetecsa Free Zone Enterprise	Olokola (Nigeria)	USD	40,000	Saipem International BV	50.00		E.M.
				Third parties	50.00		
ODE North Africa Llc	Maadi - Cairo (Egypt)	EGP	100,000	Offshore Design Engineering Ltd	100.00		E.M.
Offshore Design Engineering Ltd	London (United Kingdom)	GBP	100,000	Saipem sa	50.00	50.00	P.C.
				Doris Engineering sa	50.00		
PT Singgar - Doris	Jakarta (Indonesia)	IDR	2,298,750,000	Doris Engineering sa	50.00		E.M.
				Third parties	50.00		
RPCO Enterprises Ltd	Nicosia (Cyprus)	EUR	17,100	Snamprogetti Netherlands BV	50.00	50.00	P.C.
				Third parties	50.00		
Sabella sas	Quimper (France)	EUR	37,000	Sofresid Engineering sa	32.50		E.M.
				Third parties	67.50		

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(†) Investments reclassified to 'Assets held for sale'.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saibos Akogep Snc	Montigny le Bretonneux (France)	EUR	39,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Saipar Drilling Co BV	Amsterdam (Netherlands)	EUR	20,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipem Aban Drilling Co Private Ltd	Chennai (India)	INR	50,000,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipem Kharafi National MMO Fz Co	Dubai (United Arab Emirates)	AED	600,000	Saipem International BV Third parties	50.00 50.00		E.M.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	SAR	10,000,000	Saipem International BV Third parties	40.00 60.00		E.M.
Saipem Triune Engineering Private Ltd	New Delhi (India)	INR	200,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipon snc	Montigny le Bretonneux (France)	EUR	20,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.
SC TCPI Romania - Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Bucharest (Rumania)	RON	172,500	Tecnoprojecto Internacional Projectos e Realizações Industriais SA	100.00		E.M.
SEA Tank Co sa	Paris (France)	EUR	46,800	Doris Engineering sa Third parties	99.62 0.38		Co.
Servicios de Construçiones Caucedo sa (**)	Santo Domingo (Dominican Republic)	DOP	100,000	Saipem sa Third parties	49.70 50.30		E.M.
SNC Saipem - Bouygues TP	Monaco (Principality of Monaco)	EUR	10,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Third parties	33.33 66.67	33.33	P.C.
Southern Gas Constructors Ltd	Lagos (Nigeria)	NGN	10,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
SPF - TKP Omifpro Snc	Paris (France)	EUR	50,000	Snamprogetti France sarl Third parties	50.00 50.00	50.00	P.C.
SSS-Capital Llc	Moscow (Russian Federation)	RUB	100,000	Starstroi Security Llc Third parties	99.00 1.00		E.M.
Starstroi Llc	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Starstroi - Maintenance Llc	Krasnodar (Russian Federation)	RUB	1,000,000	Starstroi Llc	100.00		E.M.
Starstroi - Sakhalin - Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi Security Llc	100.00		E.M.
Starstroi Security Llc	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Llc	100.00		E.M.
Stat Assets Management sas	Nimes (France)	EUR	50,000	Stat Holding International Ltd	100.00		E.M.
Stat Holding International Ltd	North Harrow (United Kingdom)	GBP	10,000	Doris Engineering sa Third parties	70.00 30.00		E.M.
Stat Marine Llc	Houston (USA)	USD	10,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine Ltd	North Harrow (United Kingdom)	GBP	1,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine sas	Nimes (France)	EUR	40,582	Stat Holding International Ltd Third parties	93.91 6.09		E.M.
Stat Services sa	La Seyne sur Mer (France)	EUR	38,112	Stat Holding International Ltd Third parties	99.84 0.16		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
STTS Snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.
Sud-Soyo Urban Development Lda	Soyo (Angola)	AOA	20,000,000	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda Third parties	49.00 51.00		E.M.
T.C.P.I. Angola Tecnoprojecto Internacional sa	Luanda (Angola)	AOA	9,000,000	Petromar Lda Third parties	35.00 65.00		E.M.
Tchad Cameroon Maintenance BV	Rotterdam (Netherlands)	EUR	18,000	Saipem sa Third parties	40.00 60.00		E.M.
Technip-Zachry-Saipem LNG Lp	Houston (USA)	USD	5,000	TZS Llc (NV) TZS Llc (TX)	99.00 1.00	20.00	P.C.
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Porto Salvo - Concelho de Oeiras (Portugal)	EUR	700,000	Saipem sa Third parties	42.50 57.50		E.M.
TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	Funchal (Portugal)	EUR	5,000	TSKJ - Servições de Engenharia Lda	100.00		E.M.
TSKJ - Nigeria Ltd	Lagos (Nigeria)	NGN	50,000,000	TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	100.00		E.M.
TSKJ - Servições de Engenharia Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV Third parties	25.00 75.00		E.M.
TSLNG snc	Courbevoie (France)	EUR	20,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
TSS Dalia snc	Courbevoie (France)	EUR	0	Saipem sa Third parties	27.50 72.50	27.50	P.C.
TZS Llc (NV)	Reno (USA)	USD	10,000	Saipem America Inc Third parties	20.00 80.00	20,00	P.C.
TZS Llc (TX)	San Antonio (USA)	USD	5,000	Saipem America Inc Third parties	20.00 80.00	20.00	P.C.

The Saipem Group comprises 174 companies: 78 are consolidated using the full consolidation method, 32 with the proportionate consolidation method, 53 with the equity method and 7 with the cost method.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

Changes in the scope of consolidation

Changes in the scope of consolidation with respect to the consolidated financial statements at December 31, 2007, are detailed below in date order.

New incorporations, disposals, liquidations and changes to the consolidation method:
- as of January 1, 2008, **Snamprogetti Engineering BV**, previously consolidated using the equity method, was consolidated using the full consolidation method since it has reached relevant size;
- as of January 1, 2008, Doris Engineering SA increased its stake in **Stat Holding International Ltd**. As a result, the company was consolidated using the equity method;
- as of January 1, 2008, the companies controlled by Stat Holding International Ltd: **Stat Marine Ltd, Stat Marine Llc, Stat Marine sas, Stat Services sa, Stat Assets Management sas** are consolidated using the equity method;
- on January 1, 2008, the Indonesian company **PT Singgar - Doris**, was incorporated and is consolidated using the equity method;
- on January 1, 2008, **Saipem Energy International SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Energy Maintenance Services SpA (now Saipem Energy Services SpA);
- on January 1, 2008, **Engineering & Management Services SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Energy Maintenance Services SpA (now Saipem Energy Services SpA);
- on January 1, 2008, **Saipem FPSO SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Energy Maintenance Services SpA (now Saipem Energy Services SpA);
- on January 9, 2008, **Rosbos Sarl**, previously consolidated using the equity method, was delisted from the Register of Companies;
- on January 15, 2008, **Consorzio Realizzazione Attraversamenti Sotterranei - RAS**, in liquidation, previously consolidated using the equity method, was delisted from the Register of Companies;
- on January 17, 2008, **Consorzio Snamprogetti - Abb Chemicals**, previously consolidated using the proportionate method, was put into liquidation and consolidated using the equity method, since it fell below the relevant size;
- on February 13, 2008, **Consorzio Controlli Integrati in Agricoltura**, previously consolidated using the equity method, was delisted from the Register of Companies;
- on February 14, 2008, **Sofresid sa** purchased an additional share in Sofresid Engineering sa from third parties;
- on March 6, 2008, **Gaztransport et Technigaz sas**, previously consolidated using the equity method, was sold to third parties;
- on March 11, 2008, the Russian company **Starstroi Maintenance Llc**, was incorporated and is consolidated using the equity method;
- on April 14, 2008, **SP - TKP Fertilizer Srl**, previously consolidated using the proportionate method, was put into liquidation and consolidated using the equity method, since it fell below the relevant size;
- on April 14, 2008, the Italian company **Saipem Energy Italia SpA**, was incorporated and is consolidated using the full consolidation method;
- on April 16, 2008, **TSKJ - US Llc**, previously consolidated using the equity method, was put into liquidation and delisted from the Register of Companies;
- on April 25, 2008, the Swiss company **Sigurd Rück AG**, was incorporated and, as of September 1, 2008, consolidated using the full consolidation method;
- on May 7, 2008, the French company **Saipon snc**, was incorporated and, as of September 1, 2008, consolidated using the proportionate method;
- as of May 13, 2008, **Hazira Marine Engineering & Construction Management Private Ltd**, previously consolidated using the full consolidation method, was consolidated using the equity method, since it fell below the relevant size;
- as of May 13, 2008, **Hazira Cryogenic Engineering & Construction Management Private Ltd**, previously consolidated using the full consolidation method, was consolidated using the equity method, since it fell below the relevant size;
- as of May 13, 2008, **Servicios de Construçiones Caucedo sa**, previously consolidated using the proportionate method, was consolidated using the equity method, since it fell below the relevant size;
- on May 29, 2008, the Ukrainian company, **Saipem Ukraine Llc**, was incorporated and, as of September 1, 2008, consolidated using the full consolidation method;
- on June 16, 2008, the Chinese company, **Saipem (Beijing) Technical Services Co**, was incorporated and, as of September 1, 2008, consolidated using the full consolidation method;
- on July 4, 2008, **Servicios de Construçiones Caucedo sa** was put into liquidation;
- on July 18, 2008, **Saipem sa** purchased an additional three shares in Sofresid sa from third parties;

- on August 8, 2008, **TSKJ Italia Srl**, in liquidation, previously consolidated using the equity method, was delisted from the Register of Companies;
- on August 21, 2008, the Luxembourg company, **Saipem Maritime Asset Management Luxembourg Sarl**, was incorporated and is consolidated using the full consolidation method;
- on August 27, 2008, the Kazakh company **ERSAI Marine Llc**, was incorporated and is consolidated using the equity method;
- on September 1, 2008, **ITA - Consorzio Italiano per il Telerilevamento dell'Ambiente e dell'Agricoltura**, previously consolidated using the equity method, was sold to third parties;
- on September 5, 2008, **TS USAN snc**, put into liquidation on July 1, 2008 and consolidated using the equity method, was delisted from the Register of Companies;
- on September 25, 2008, **Snamprogetti Chiyoda sas di Saipem SpA**, was incorporated and is consolidated using the full consolidation method;
- on October 1, 2008, **Snamprogetti SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem SpA;
- on October 1, 2008, **Saipem Projects SpA**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem SpA;
- on October 1, 2008, **Ecos Group Srl**, previously consolidated using the full consolidation method, was merged by incorporation into Saipem SpA;
- on October 21, 2008, **FPSO Mystras (Nigeria) Ltd**, previously consolidated using the proportionate method, was consolidated using the equity method, since it fell below the relevant size;
- on October 23, 2008, **Consorzio Bonifica Aree e Siti Inquinati**, in liquidation, consolidated using the equity method, was delisted from the Register of Companies;
- on October 31, 2008, following the company's use of its right to withdraw from **Rosfin Srl**, Saipem sa acquired a 20% stake in Rosetti Marino SpA through a share swap;
- on November 6, 2008, **Sabella sas** was incorporated and is consolidated using the equity method;
- on December 11, 2008, Saipem (Portugal) Gestão de Participações SGPS SA acquired an additional 50% stake in **Varisal - Serviços de Consultadoria e Marketing Lda** from third parties;
- on December 14, 2008, the Egyptian company **ODE North Africa Llc**, was incorporated and is consolidated using the equity method.

Changes of company names or transfers of holdings between group companies not affecting the scope of consolidation:
- on January 2, 2008, Saipem India Project Services Ltd changed name to **Saipem India Projects Ltd**;
- on January 11, 2008, Energy Maintenance Services SpA took on the name **Saipem Energy Services SpA**;
- on February 13, 2008, Snamprogetti Saudi Arabia Ltd changed name to **Snamprogetti Saudi Arabia Co Ltd Llc**;
- on December 29, 2008, Saipem Perfurações e Construções Petrolíferas Lda changed name to **Saipem Perfurações e Construções Petrolíferas Unipessoal Lda**.

Changes in functional currencies

As of January 1, 2008, **ERS Equipment Rental & Services BV** and **FPSO Mystras - Produção de Petròleo Lda** changed their functional currencies from the US dollar to the euro.

Notes to the consolidated financial statements

Current assets

1 Cash and cash equivalents

Cash and cash equivalents amounted to €1,398 million (€2,170 million at December 31, 2007), representing a decrease of €772 million on the previous year, and mainly related to Saipem SpA, Saipem sa, Snamprogetti Saudi Arabia Co Ltd Llc and European Maritime Commerce BV.

Cash and equivalents at year-end, 44% of which are denominated in euro, 31% in US dollars and 25% in other currencies, received an average interest rate of 3.62%. €874 million thereof (€1,409 million at December 31, 2007) are on deposit at Eni Group financial companies. Cash and cash equivalents include cash and cash on hand of €28 million (€6 million at December 31, 2007). At December 31, 2008, there were no financial receivables due within 90 days.

The breakdown of cash and cash equivalents of Saipem and other Group companies at December 31, 2008 by geographical area (based on the country of domicile of the relevant company) was as follows:

(€ million)	
Italy	367
Rest of Europe	630
Asia-Pacific	139
Africa	196
Americas	66
Total	**1,398**

2 Other financial assets held for trading or available for sale

At December 31, 2008, other financial assets held for trading or available for sale amounted to €36 million and consisted of the following:

(€ million)	31.12.2007	31.12.2008
Unlisted securities	-	36
Total	-	**36**

These assets related to units in collective investment schemes (Sicav) with maturities of less than three months held by a number of French associates.

3 Trade and other receivables

Trade and other receivables of €4,255 million (€3,512 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
Trade receivables	2,897	3,384
Financing receivables for operating purposes	18	12
Financing receivables for non-operating purposes	58	260
Other receivables:		
- other	539	599
Total	**3,512**	**4,255**

Receivables are stated net of the provision for impairment losses of €91 million:

(€ million)	31.12.2007	Additions	Deductions	Other changes	31.12.2008
Trade receivables	66	16	(4)	(5)	73
Other receivables	3	-	-	15	18
Total	**69**	**16**	**(4)**	**10**	**91**

Trade receivables amounted to €3,384 million, representing an increase of €487 million. €325 million (€212 million at December 31, 2007) were due from parent companies (Eni SpA and its divisions).
Receivables from related parties are shown in Note 43 'Transactions with related parties'.
Trade receivables included retention amounts guaranteeing contract work in progress of €213 million (€156 million at December 31, 2007), of which €34 million were due within one year and €179 million due after one year.
Trade receivables neither past due nor impaired amounted to €2,901 million (€2,673 million at December 31, 2007). Impaired receivables, net of the provision for impairment losses, amounted to €7 million (€7 million at December 31, 2007). Receivables past due, but not impaired, amounted to €483 million (€224 million at December 31, 2007), of which €240 million from 1 to 90 days past due, €101 million from 3 to 6 months past due, €55 million from 6 to 12 months past due and €87 million more than one year past due. These receivables are primarily due from high credit quality counterparties.
Financing receivables for non-operating purposes of €260 million (€58 million at December 31, 2007) mainly related to the receivable held by Saipem SpA for the loan of working capital to the CEPAV Due Consortium of €49 million and to funds held by the subsidiaries Snamprogetti Sud and Saipem sa in time deposit accounts with, respectively, Eni Corporate (Eni SpA) (€16 million) and Eni Coordination Center SA (€159 million).
Receivables from jointly controlled companies, with regard to the non-consolidated portion, were as follows:

(€ million)	31.12.2007	31.12.2008
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	-	47
02 Pearl snc	6	-
Charville - Consultores e Serviços, Lda	8	5
CMS&A Wll	1	-
Lipardiz - Construção de Estruturas Maritimas, Lda	11	2
FPSO Mystras	-	1
RPCO Enterprises Ltd	1	-
Saipar Drilling Co BV	1	1
Société pour la Realisation du Port de Tanger Mediterranée	1	2
STTS Snc	-	7
TSS Dalia snc	-	1
Saipon snc	-	2
Starstroi Llc	7	15
Total	**36**	**83**

Other receivables of €599 million consisted of the following:

(€ million)	31.12.2007	31.12.2008
Receivables from:		
- insurance companies	7	6
- employees	15	21
- national insurance/social security contributions	-	2
- non-financial public administrations	4	-
- bank accounts due within/after one year	30	12
Prepayments for services	254	450
Receivables from joint ventures	27	-
Guarantee deposits	19	19
Other	183	89
Total	**539**	**599**

Other receivables neither past due nor impaired amounted to €569 million (€457 million at December 31, 2007). Other receivables past due, but not impaired, amounted to €30 million (€82 million at December 31, 2007), of which €10 million from 1 to 90 days past due, €12 million from 3 to 6 months past due, €5 million from 6 to 12 months past due and €3 million more than one year past due. These receivables were primarily due from high credit quality counterparties.
Receivables from related parties are shown in Note 43 'Transactions with related parties'.
The fair value of trade and other receivables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.
Receivables in currencies other than euro amounted to €1,758 million (€1,909 million at December 31, 2007) and their breakdown by currency was as follows:
- US Dollar 54% (71% at December 31, 2007);
- Saudi Arabian Ryal 18% (4% at December 31, 2007);
- British Pound Sterling 3% (4% at December 31, 2007);
- other currencies 25% (21% at December 31, 2007).

Inventories

Inventories of €1,397 million (€819 million at December 31, 2007) were as follows:

	31.12.2007			31.12.2008		
(€ million)	Work in progress	Other	Total	Work in progress	Other	Total
Raw and auxiliary materials and consumables	-	246	246	-	308	308
Work in progress	573	-	573	1,089	-	1,089
Total	**573**	**246**	**819**	**1,089**	**308**	**1,397**

Inventories are stated net of the valuation allowance of €3 million.

(€ million)	31.12.2007	Additions	31.12.2008
Inventories valuation allowance	2	1	3
	2	**1**	**3**

Contract work in progress, amounting to €1,089 million (€573 million at December 31, 2007) included sums associated with requests for payments not yet formally accepted by clients, but which are deemed probable and reasonably estimated.
Receivables from related parties are shown in Note 43 'Transactions with related parties'.
Advances for inventories, amounting to €179 million at December 31, 2007, were reclassified under trade receivables.

Current tax assets

Current tax assets of €37 million (€43 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
- Italian tax authorities	2	6
- Foreign tax authorities	41	31
Total	**43**	**37**

The decrease in current tax assets of €6 million was related to changes in the amounts due to group companies from foreign tax authorities.

Other current tax assets

Other current tax assets of €301 million (€228 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
- Italian tax authorities:	127	153
. VAT credits	120	149
. other	7	4
- Foreign tax authorities:	101	148
. VAT credits	68	73
. other	33	75
Total	**228**	**301**

The increase in other current tax assets of €73 million was mainly related to changes in the amounts due from foreign tax authorities.

Other current assets

Other current assets of €420 million (€272 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
Fair value of non-hedging derivatives	14	125
Fair value of hedging derivatives	74	214
Other	184	81
Total	**272**	**420**

At December 31, 2008, the fair value of derivative instruments was equal to a positive amount of €339 million (€88 million at December 31, 2007).
The fair value of long-term currency swaps is shown under Note 14 'Other non-current assets'.
The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on year-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at December 31, 2008, with their present value recalculated at year-

end market conditions. The model used is the Net Present Value model, which is based on the forward exchange rate, the year-end exchange rate and the respective forward interest rate curves.
The fair value of derivative contracts by type is provided in the following table:

	Assets 31.12.2007			Assets 31.12.2008		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	6	400		-	-	
- forward currency contracts (Spot component)						
. purchase	5			91		
. sale	85			140		
Total	90			231		
- forward currency contracts (Forward component)						
. purchase	-			(10)		
. sale	(13)			(3)		
Total	(13)	186	2,034	(13)	851	2,107
Total derivative contracts qualified for hedge accounting	**83**			**218**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	1	100		-	-	
- forward currency contracts (Spot component)						
. purchase	1			48		
. sale	11			82		
Total	12			130		
- forward currency contracts (Forward component)						
. purchase	-			(6)		
. sale	(1)			-		
Total	(1)	107	523	(6)	633	1,086
- commodities						
. futures	1	5		-	-	
- other derivative contracts	2	-		1	-	
Total	3			1	26	
Total derivative contracts not qualified for hedge accounting	**15**			**125**		
Total	**98**			**343**		

Derivatives designated as cash flow hedges relate to forward purchase and sale transactions (forward outrights and currency swaps).
The cash flows and the income statement impact of hedged highly probably forecast transactions at December 31, 2008 are expected to occur up until 2012.
During 2008, there were no cases of hedged items being no longer considered highly probable.
The fair value of derivatives designated as hedges at December 31, 2008 was equal to a positive amount of €218 million (€77 million at December 31, 2007). The effective portion (spot component) of fair value movements, amounting to €231 million, in these derivatives was deferred in a hedging reserve in equity (€207 million) and recorded as revenues and operating expenses (€24 million), while the forward component (the ineffective portion of fair value movements), amounting to €13 million, was recognised as finance expenses.
The fair value of derivatives designed as hedges at December 31, 2008, analysed in Note 19 'Other current liabilities' and Note 24 'Other non-current liabilities', was equal to a negative amount of €361 million (€79 million at December 31, 2007). The spot

component of fair value movements in these derivatives was deferred in a hedging reserve in equity (€294 million) and recorded as revenues and operating expenses (€45 million), while the forward component, amounting to €22 million, was recognised as finance expenses.
During the year, operating revenues and expenses were adjusted by a net negative amount of €80 million to reflect the effects of hedging. Another €2 million was recorded as a reduction of the cost of construction of tangible assets.
Other assets at December 31, 2008 amounted to €81 million, representing a decrease of €103 million on the previous year and consisted of: prepayments of €50 million (€140 million at December 31, 2007), insurance premiums of €5 million (€5 million at December 31, 2007), costs of office leases of €12 million (€10 million at December 31, 2007) and other assets of €14 million (€29 million at December 31, 2007).
Receivables from related parties are shown in Note 43 'Transactions with related parties'.

Non-current assets

Property, plant and equipment

Property, plant and equipment amounting to €5,171 million (€3,562 million at December 31, 2007) was as follows:

(€ million)	Net value at the beginning of the year	Investments	Depreciation and impairments	Disposals	Change in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the year	Gross value at the end of the year	Provision for depreciation and impairments
31.12.2007										
Land	14	-	-	(1)	-	(1)	-	12	12	-
Buildings	172	19	(19)	(1)	-	(6)	(27)	138	256	118
Plant and machinery	1,604	269	(207)	(5)	-	(34)	304	1,931	3,812	1,881
Industrial and commercial equipment	67	60	(30)	-	-	(4)	-	93	394	301
Other assets	24	25	(13)	(1)	-	(2)	5	38	130	92
Assets under construction and advances	464	1,049	-	-	213	(23)	(353)	1,350	1,350	-
Total	**2,345**	**1,422**	**(269)**	**(8)**	**213**	**(70)**	**(71)**	**3,562**	**5,954**	**2,392**
31.12.2008										
Land	**12**	**-**	**-**	**-**	**-**	**1**	**1**	**14**	**14**	**-**
Buildings	**138**	**56**	**(18)**	**(3)**	**-**	**3**	**62**	**238**	**349**	**111**
Plant and machinery	**1,931**	**481**	**(252)**	**(40)**	**-**	**(53)**	**415**	**2,482**	**4,591**	**2,109**
Industrial and commercial equipment	**93**	**78**	**(64)**	**-**	**-**	**(4)**	**242**	**345**	**652**	**307**
Other assets	**38**	**27**	**(13)**	**(3)**	**-**	**4**	**33**	**86**	**178**	**92**
Assets under construction and advances	**1,350**	**1,389**	**-**	**-**	**-**	**5**	**(738)**	**2,006**	**2,006**	**-**
Total	**3,562**	**2,031**	**(347)**	**(46)**	**-**	**(44)**	**15**	**5,171**	**7,790**	**2,619**

Capital expenditure made during the year amounted to €2,031 million (€1,635 million at December 31, 2007, including €213 million allocated under 'Change in the scope of consolidation') and related to the following sectors: Offshore Drilling (€795 million), Offshore (€754 million), Onshore Drilling (€425 million) and Onshore (€57 million).
The main items of capital expenditure during the year included:
- the continuation, in the Offshore Drilling sector, of the construction of two semi-submersible rigs, an ultradeepwater drillship and a jack-up rig; the purchase of a jack-up rig already operating in Saudi Arabia and the completion of investments in a new tender assisted drilling barge already operating in Congo;
- in the Onshore Drilling sector, the purchase/construction of 27 new rigs, which are already operating, mainly in Latin America, investments in 5 new rigs operating as of 2009 and the upgrading of existing assets for which long-term contracts have already been secured;

- in the Offshore sector, the continuation of the construction of a new pipelay vessel, the completion of the conversion of a tanker into an FPSO unit for the execution of a project in Angola for Sonangol P&P, the beginning of investments for the construction of the new Saipem FDS 2 deepwater field development ship, the beginning of construction works on a new diving support vessel, strengthening the operating bases/yards in West Africa and Kazakhstan and the construction of a new fabrication yard in Indonesia.

Disposals mainly related to the sale to Agip Energy and Natural Resources (Nigeria) Ltd of the FPSO Mystras (€41 million).
The changes included in 'Other changes' mainly related to completion and entry into service of new assets and to the increase in cost for the acquisition of Frigstad Discoverer Invest Ltd (€10 million).
Property, plant and equipment included €152 million relating to a finance lease agreement for the use of the drilling rig Perro Negro 7 by a foreign subsidiary.
During the year, Saipem exercised its option to purchase the semi-submersible platform Scarabeo 5, which until December 31, 2007 was held under a finance lease agreement.
Finance expenses capitalised during the year, calculated using an average interest rate of 4.79.%, amounted to €51 million (€23 million at December 31, 2007).
The main depreciation rates used are as follows:

(%)	
Buildings	2.50 - 12.50
Plant and machinery	7.00 - 25.00
Industrial and commercial equipment	3.75 - 67.00 (*)
Other assets	12.00 - 20.00

(*) The higher rate is applicable to assets to be used on specific projects where depreciation is based on project duration.

Exchange rate differences due to the translation of financial statements prepared in currencies other than the euro, amounting to negative €44 million, mainly related to companies whose presentation currency is the US dollar.
The gross carrying value of fully depreciated property, plant and equipment that is still in use amounted to €124 million (€99 million at December 31, 2007) and mainly consisted of project-specific equipment which has been fully depreciated over the life of the project.
During the year, no government grants were recorded as a decrease of the carrying value of property, plant and equipment.
At December 31, 2008, all property, plant and equipment was free from pledges, mortgages and/or other obligations.
The total commitment on current items of capital expenditure at December 31, 2008 amounted to €1,516 million (€1,317 million at December 31, 2007).

Finance leases

Assets held under finance lease at December 31, 2008, were as follows:

(€ million)

Leased asset	31.12.2007	31.12.2008	Lease payment	Lease obligations outstanding at 31.12.2008	Due within 1 to 2 years	Due within 2 to 5 years	Average interest rate (%)
Semi-submersible platform Scarabeo 5	34	-	-	-	-	-	-
Drilling rig Perro Negro 7	-	152	14	146	-	-	7.6
Total	**34**	**152**	**14**	**146**	-	-	

The option to purchase the drilling rig Perro Negro 7 was exercised on January 12, 2009.

Intangible assets

Intangible assets of €755 million (€750 million at December 31, 2007) were as follows:

(€ million)	Net value at the beginning of the year	Investments	Amortisation and impairments	Change in the scope of consolidation	Other changes	Net value at the end of the year	Gross value at the end of the year	Provision for amortisation and impairments
31.12.2007								
Intangible assets with finite useful lives								
Development costs	5	-	(1)	-	-	4	10	6
Industrial patents and intellectual property rights	6	5	(4)	-	(2)	5	76	71
Concessions, licenses and trademarks	1	2	(2)	-	(1)	-	50	50
Assets in progress and advances	2	1	-	-	-	3	3	-
Other intangible assets	1	1	(3)	-	8	7	26	19
Intangible assets with indefinite useful lives								
Goodwill	834	-	(2)	-	(101)	731	731	-
Total	**849**	**9**	**(12)**	-	**(96)**	**750**	**896**	**146**
31.12.2008								
Intangible assets with finite useful lives								
Development costs	4	-	-	-	(4)	-	7	7
Industrial patents and intellectual property rights	5	1	-	-	(4)	2	4	2
Concessions, licenses and trademarks	-	7	(5)	-	13	15	110	95
Assets in progress and advances	3	5	-	-	(4)	4	4	-
Other intangible assets	7	-	(1)	-	(2)	4	5	1
Intangible assets with indefinite useful lives								
Goodwill	731	-	-	-	(1)	730	730	-
Total	**750**	**13**	**(6)**	-	**(2)**	**755**	**860**	**105**

Industrial patents and intellectual property rights of €2 million consist mainly of costs for the implementation of SAP modules at subsidiaries (€5 million in 2007).
Goodwill of €730 million refers to the difference between the purchase price, inclusive of related costs, and the shareholders' equity of Saipem sa (€689 million), Sofresid sa (€21 million), the Moss Maritime Group (€13 million), Saipem India Project Ltd (€2 million), Saipem Energy Services SpA (€1 million) and to goodwill recorded by Saipem SpA in relation to the acquisition of interests in Syndial SpA (€3 million) and Ecos Group Srl (€1 million).
For impairment purposes, goodwill has been allocated to the following cash generating units:

(€ million)	31.12.2008
Offshore	416
Onshore	314
Total	**730**

The recoverable amount of the two cash generating units was determined based on value in use, calculated by discounting the future cash flows expected to result from the use of each cash generating units.
The expected future cash flows for the explicit forecast period of four years were derived from Saipem's 2009-2012 Strategic Plan, which was approved by top management in February 2009. The forecast cash flows based on the plan assume that the major programme of investments currently underway will be completed and that the backlog of orders at December 31, 2008 will not be affected by cancellations or renegotiations. In the light of current market conditions, a slowdown in the new order acquisition rate and tighter profit margins were also factored in.
Value in use was calculated applying a discount rate of 8%. The terminal value (i.e. for subsequent years beyond the plan horizon) was estimated using a perpetual growth rate of 2% applied to an average normalised terminal cash flow. Assumptions were based on past experience and took into account current interest rates, business specific risks and expected long-term growth for the sectors.

82.4776

The table below shows the amounts by which the recoverable amounts of the Offshore and Onshore cash generating units exceed their carrying amounts, including allocated goodwill.

(€ million)	Offshore	Onshore	Total
Goodwill	416	314	730
Amount by which recoverable amount exceeds carrying amount	3,284	2,488	5,772

The key assumptions adopted for assessing the recoverable amount of the cash generating units exceeding its carrying amount referred to operating results (a combination of various factors, e.g. sales volumes, service prices, project profit margins, cost structure), the discount rate and the growth rates adopted to determine the terminal value.
The following changes in each of the assumptions, ceteris paribus, would cause the excess of the recoverable amount of the Offshore cash generating unit over its carrying amount, including the allocated portion of goodwill, to be reduced to zero:
- decrease of 52% in the operating result of the four years of the plan;
- use of a discount rate of 14%;
- negative real growth rate.

Changes in each of the assumptions, ceteris paribus, that would cause the excess of the recoverable amount of the Offshore cash generating unit over its carrying amount, including the allocated portion of goodwill, to be reduced to zero are greater than those of the Offshore cash generating units described above.
The effect of removing the normalisation of the terminal cash flows on the excess of the recoverable amount of the Offshore and Onshore cash generating units over their carrying amounts, including the allocated portions of goodwill, was also calculated and the results were very positive.
The main amortisation rates used are as follows:

(%)	
Development costs	20.00 - 20.00
Industrial patents and intellectual property rights	6.66 - 7.50
Concessions, licenses, trademarks and similar (included in 'industrial patents')	20.00 - 20.00
Other intangible assets	20.00 - 33.00

Investments accounted for using the equity method

Investments accounted for using the equity method of €42 million (€35 million at December 31, 2007) were as follows:

(€ million)	Net value at the beginning of the year	Acquisitions and subscriptions	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Change in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the year	Provision for impairment
31.12.2007										
Investments in subsidiaries	2	4	-	-	-	-	-	-	6	-
Investments in associates	144	1	56	-	(39)	-	(11)	(122)	29	-
Total	**146**	**5**	**56**	**-**	**(39)**	**-**	**(11)**	**(122)**	**35**	**-**
31.12.2008										
Investments in subsidiaries	**6**	**-**	**-**	**-**	**-**	**-**	**-**	**(4)**	**2**	**-**
Investments in associates	**29**	**3**	**22**	**-**	**(17)**	**3**	**-**	**-**	**40**	**-**
Total	**35**	**3**	**22**	**-**	**(17)**	**3**	**-**	**(4)**	**42**	**-**

Investments in controlled companies and associates at December 31, 2008 are analysed in the section 'Scope of consolidation'.
Shares of profits of investments accounted for using the equity method of €22 million mainly related to Rosetti Marino SpA (€8 million), Doris Engineering sa (€5 million) and TSKJ - Serviçöes de Engenharia Lda (€7 million).
Deductions following the distribution of dividends of €17 million mainly related to LNG Lda (€3 million), TSKJ - Serviçöes de Engenharia Lda (€9 million), SP - TKP Fertilizer SpA (€2 million) and Doris Engineering sa (€2 million).

The item 'Other changes' related to the investment in the company Ecos Group Srl, which was merged into Saipem SpA.
The net carrying value of investments accounted for using the equity method related to the following companies:

(€ million)	Group interest (%)	Net carrying value at 31.12.2007	Net carrying value at 31.12.2008
Ecos Group Srl	100.00	4	-
Hazira Marine Engineering & Construction Management Private Ltd	99.99	-	1
Saipem Engineering Nigeria Ltd	95.00	1	1
Snamprogetti Engineering BV	100.00	1	-
Total subsidiaries		**6**	**2**
Doris Engineering sa	40.00	10	13
Rosetti Marino SpA	20.00	-	11
Kwanda Suporto Logistico Lda	40.00	6	6
Starstroi Security Llc	50.00	1	2
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	42.50	2	2
TSKJ - Serviços de Engenharia Lda	25.00	4	2
LNG - Serviços e Gestão de Projectos Lda	25.00	3	1
Saipem Taqa Al Rushaid Fabricators Co Ltd	40.00	1	1
SP - TKP Fertilizer Srl	50.00	-	1
Tchad Cameroon Maintenance BV	40.00	2	1
Other minority interests		-	-
Total associates		**29**	**40**

Other investments

Other investments of €2 million (€13 million at December 31, 2007) were as follows:

(€ million)	Net value at the beginning of the year	Acquisitions and subscriptions	Revaluations	Impairment	Change in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the year	Provision for impairment
31.12.2007									
Investments in subsidiaries	-	3	-	(2)	-	-	-	1	2
Investments in associates	4	-	-	-	-	-	-	4	-
Investments in other companies	5	-	6	-	(3)	-	-	8	-
Total	**9**	**3**	**6**	**(2)**	**(3)**	**-**	**-**	**13**	**2**
31.12.2008									
Investments in subsidiaries	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**1**	**2**
Investments in associates	**4**	**-**	**-**	**-**	**(4)**	**-**	**-**	**-**	**-**
Investments in other companies	**8**	**-**	**-**	**-**	**(3)**	**-**	**(4)**	**1**	**-**
Total	**13**	**-**	**-**	**-**	**(7)**	**-**	**(4)**	**2**	**2**

Investments in subsidiaries and associates at December 31, 2008 are analysed in the section 'Scope of consolidation'.
The changes in the scope of consolidation related mainly to the sale of Chambal Fertilizers & Chemicals Ltd (€3 million) and to the effects of the Saipem's use of its right to withdraw from Rosfin Srl (€3 million) and subsequent acquisition of a 20% stake in Rosetti Marino SpA through a share swap.
'Other changes' related to a negative fair value adjustment of the investment in Nagarjuna Fertilizer & Chemicals Ltd (€4 million).
Investments in subsidiaries referred to Sud Est Cie.
Investments in other companies referred to the fair value of the investment in Nagarjuna Fertilizers & Chemicals Ltd (€1 million).
The provision for impairment of €2 million (€2 million at December 31, 2007) related to Sud Est Cie.

Other information about investments

Figures for the most recent available financial statements of subsidiaries and associates accounted for using the equity and cost method, in proportion to the Group interest held, are as follows:

	31.12.2007		31.12.2008	
(€ million)	Subsidiaries	Associates	Subsidiaries	Associates
Total assets	14	418	35	208
Total liabilities	11	358	34	170
Net sales from operations	18	184	1	66
Net profit (loss) for the year	-	43	-	4

The total amount of assets and liabilities of subsidiaries is negligible and therefore the effects of exclusion from the scope of consolidation are considered immaterial.

12 Other financial assets

At December 31, 2008, there were no other financial assets (€8 million at December 31, 2007).

(€ million)	31.12.2007	31.12.2008
Non current financing receivables for operating purposes	1	-
Financing receivables held for non-operating purposes (IRS)	7	-
Total	**8**	**-**

13 Deferred tax assets

Deferred tax assets amounted to €94 million (€61 million at December 31, 2007).

(€ million)	31.12.2007	Additions	Deductions	Currency translation differences and other changes	31.12.2008
Deferred tax assets	61	52	(75)	56	94
Total	**61**	**52**	**(75)**	**56**	**94**

Details of deferred tax assets are provided in Note 23 'Deferred tax liabilities'.

14 Other non-current assets

Other non-current assets of €17 million (€10 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
Fair value of hedging derivatives	3	4
Other receivables	7	5
Other	-	8
Total	**10**	**17**

The fair value of hedging derivatives related to forward currency contracts maturing in 2010 entered into by foreign associates. The amount consisted of the spot component (€7 million) and the forward component (-€3 million). Further details can be found in Note 7 'Other current assets'.

Other receivables related to amounts paid in compliance with local regulations to government bodies, to be refunded after a set period.

Current liabilities

Short-term debt

Short-term debt of €2,613 million (€3,033 million at December 31, 2007) was as follows:

(€ million)	31.12.2007	31.12.2008
Banks	264	69
Other financial institutions	2,769	2,544
Total	**3,033**	**2,613**

The decrease of €420 million in short-term debt, which was mainly due to a reduction in the short-term indebtedness of the Parent Company Saipem SpA, was partially offset by the increase in long-term debt exposure.
The current portion of long-term debt, amounting to €7 million (€5 million at December 31, 2007), is detailed in Note 20 'Long-term debt and current portion of long-term debt'.
The breakdown of short-term debt by issuing institution, currency and average interest rate was as follows:

(€ million)

		31.12.2007			31.12.2008		
Issuing institution	Currency	Amount	Interest rate %		Amount	Interest rate %	
			from	to		from	to
CEPAV (Consorzio Eni per l'Alta Velocità) Due	Euro	43	-	-	43	-	-
Eni SpA	Euro	1,621	3.821	3.852	715	4.507	-
Eni SpA	Swiss Franc	14	2.462	-	-		
Eni Coordination Center SA	Euro	597	3.853	5.385	1,106	5.059	5.809
Eni Coordination Center SA	US Dollar	105	5.484	6.545	269	3.331	4.431
Eni Coordination Center SA	British Pound Sterling	227	6.251	-	260	5.829	5.912
Eni Coordination Center SA	Norwegian Kroner	3	4.955	-	-		
Eni Coordination Center SA	Swiss Franc	4	2.462	-	-		
Eni Coordination Center SA	Russian Rouble	5	6.540	-	-		
Eni Coordination Center SA	Kazakhstan Tenge	81	5.540	-	-		
Eni Dación BV	US Dollar	3	5.970	-	-		
Third parties	Euro	12	3.761	4.722	8	1.000	4.510
Third parties	US Dollar	238	5.222	6.545	171	3.201	17.750
Third parties	Nigerian Naira	39	14.510	-	25	14.250	15.000
Third parties	Other	41	variable		16	variable	
Total		**3,033**			**2,613**		

At December 31, 2008, Saipem had unused lines of credit amounting to €1,273 million (€926 million at December 31, 2007). These agreements carry interest charges based on prevailing market conditions. Commission fees on unused lines of credit were not significant.
At December 31, 2008, there were no unfulfilment of terms and conditions or violation of agreements in relation to financing contracts.

Trade and other payables

Trade and other payables of €6,370 million (€4,681 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
Trade payables	2,626	3,276
Advances	1,736	2,790
Other payables:		
- from investing activities	-	-
- other	319	304
Total	**4,681**	**6,370**

Trade payables amounted to €3,276 million, representing an increase of €650 million due to increased Group activities.
Advances of €2,790 million (€1,736 million at December 31, 2007) consisted mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (€1,836 million at December 31, 2008 - €1,385 million at December 31, 2007) and advances on contract work in progress received by Saipem SpA and foreign subsidiaries of €954 million.
Trade payables and advances to parent companies (Eni Corporate and Divisions) amounted to €20 million (€50 million at December 31, 2007).
Trade payables to Eni Group companies are shown in Note 43 'Transactions with related parties'.
Payables to jointly controlled companies, with regard to the non-consolidated portion, consisted of the following:

(€ million)	31.12.2007	31.12.2008
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	-	19
Rodano Consortile Scarl	-	4
Modena Scarl	-	1
ASG Scarl	-	11
Lipardiz - Construção de Estruturas Maritimas, Lda	-	9
Guangdong Contractor Llc	-	10
Saipem Triune Engineering Private Ltd	-	1
Starstroi Llc	2	3
Total	**2**	**58**

Other payables of €304 million were as follows:

(€ million)	31.12.2007	31.12.2008
Payables to:		
- employees	89	108
- national insurance/social security contributions	17	58
- factoring companies	39	-
- insurance companies	7	5
- creditors relating to advances	25	19
- consultants and professionals	2	4
- cautionary deposits	2	-
Other	138	110
Total	**319**	**304**

Other payables to related parties are shown in Note 43 'Transactions with related parties'.
The fair value of trade and other payables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

Income tax payables

Income tax payables of €101 million (€163 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
- Italian tax authorities	97	22
- Foreign tax authorities	66	79
Total	**163**	**101**

The decrease in income tax payables of €62 million was related to amounts payable to Italian tax authorities, mainly by Saipem SpA.

Other current tax liabilities

Other current tax liabilities of €110 million (€73 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
- Italian tax authorities:	15	51
. VAT	2	29
. other	13	22
- Foreign tax authorities:	58	59
. VAT	20	26
. other	38	33
Total	**73**	**110**

The increase in other current tax liabilities of €37 million was mainly related to VAT payable to foreign tax authorities by the foreign associate Saipem sa.

Other current liabilities

Other current liabilities of €476 million (€136 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
Fair value of non-hedging derivatives	16	130
Fair value of hedging derivatives	79	307
Other	41	39
Total	**136**	**476**

At December 31, 2008, the fair value of derivatives was equal to a negative amount of €437 million (€95 million at December 31, 2007).
The following table shows the fair value of derivative assets and liabilities at December 31, 2008:

(€ million)	31.12.2007	31.12.2008
Fair value of derivative assets	91	343
Fair value of derivative liabilities	(95)	(491)
Total	**(4)**	**(148)**

The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on year-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at December 31, 2008, with their present value recalculated at year-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the year end exchange rate and the respective forward interest rate curves.

A liability of €5 million (asset of €7 million at December 31, 2007), relating to the fair value of an interest rate swap entered into by Saipem SpA, has been recorded under Note 20 'Long-term debt and current portion of long-term debt'.
The fair value of interest rate swaps was determined by comparing the net present value at contractual conditions of swaps outstanding at December 31, 2008, with their present value recalculated at year-end market conditions. The model used is the Net Present Value model, which is based on EUR forward interest rates.
The fair value of derivative contracts by type is provided in the following table:

	Liabilities 31.12.2007			Liabilities 31.12.2008		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	-			5	400	
- forward currency contracts (Spot component)						
. purchase	86			168		
. sale	5			166		
Total	91			334		
- forward currency contracts (Forward component)						
. purchase	(12)			(3)		
. sale	-			(22)		
Total	(12)	1,747	372	(25)	1,798	1,750
- forward currency contracts (Forward component)						
Total	-	-		47	90	
Total derivative contracts qualified for hedge accounting	**79**			**361**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	-			-		
- forward currency contracts (Spot component)						
. purchase	10			56		
. sale	1			69		
Total	11			125		
- forward currency contracts (Forward component)						
. purchase	-			2		
. sale	-			(6)		
Total	-	546	92	(4)	795	656
- commodities	-	-		1	3	
- other derivative contracts	5		-	8		62
Total	5			9		
Total derivative contracts not qualified for hedge accounting	**16**			**130**		
Total	**95**			**491**		

For a comprehensive analysis of the fair value of hedging derivatives, see Note 7 'Other current assets'.
Information on hedged risks and the hedging policy is given in the 'Basis of presentation' section.
Other current liabilities, amounting to €39 million (€41 million at December 31, 2007), included deferred revenue and income of €8 million and other liabilities of €31 million.
Other payables to related parties are shown in Note 43 'Transactions with related parties'.

Non-current liabilities

20 Long-term debt and current portion of long-term debt

Long-term debt, including the current portion of long-term debt, amounted to €1,113 million (€896 million at December 31, 2007) and was as follows:

	31.12.2007			31.12.2008		
(€ million)	Current portion of long-term debt	Long-term debt	Total	Current portion of long-term debt	Long-term debt	Total
Banks	-	475	475	4	475	479
Other financial institutions	5	416	421	3	631	634
Total	**5**	**891**	**896**	**7**	**1,106**	**1,113**

Long-term debt is shown below by year of maturity:

(€ million) Type	Maturity range	2010	2011	2012	2013	After	Total
Banks	2010-2011	275	200	-	-	-	475
Other financial institutions	2010-2017	19	39	34	95	444	631
Total		**294**	**239**	**34**	**95**	**444**	**1,106**

Long-term debt amounted to €1,106 million, up €215 million versus December 31, 2007 (€891 million).
Saipem SpA has borrowing facilities for €75 million with a number of financial institutions, which require certain performance indicators based on the Saipem Group consolidated financial statements to be maintained.
In 2008, Saipem SpA were in compliance with the covenants contained in their borrowing arrangements.
The following table analyses long-term debt, including the current portion of long-term debt, by issuing institution, currency, maturity and average interest rate:

(€ million)			31.12.2007			31.12.2008		
Issuing institution	Currency	Maturity	Amount	Interest rate % from	Interest rate % to	Amount	Interest rate % from	Interest rate % to
Eni SpA	Euro	2017	400	4.710	-	407	4.950	-
Eni Coordination Center SA	US Dollar	2010-2015	-	-	-	210	3.451	5.231
Third parties	Euro	2010-2011	480	4.527	4.542	479	4.507	4.882
Third parties	US Dollar	2009	16	5.541	-	8	-	-
Third parties	British Pound Sterling	2009	-	-	-	9	5.060	-
Total			**896**			**1,113**		

There was no debt secured by mortgages or liens on fixed assets of consolidated companies or by pledges on securities. At December 31, 2008, there was an outstanding loan of €9 million, granted to a foreign associate, secured by a deposit.

The fair value of long-term debt, including the current portion of long-term debt, amounted to €948 million (€686 million at December 31, 2007), of which €498 million relating to other financial institutions and €450 million relating to banks. It was calculated by discounting the expected future cash flows at the following rates:

(%)	2007	2008
Euro	4.53-4.71	2.52-3.66
US Dollar	3.79	1.12-2.97
British Pound Sterling	-	1.83-4.25

The difference between the fair value of long-term debt and its nominal value was mainly due to the debt of €400 million maturing in 2017.
The following table shows net borrowings as indicated in the section 'Financial and economic results' of the 'Operating and Financial Review':

	31.12.2007			31.12.2008		
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash	2,170	-	2,170	1,398	-	1,398
B. Cash equivalents:						
- financing receivables for non-operating purposes due within 90 days	-	-	-	-	-	-
C. Available-for-sale and held-to-maturity securities	-	-	-	36	-	36
D. Liquidity (A+B+C)	**2,170**	-	**2,170**	**1,434**	-	**1,434**
E. Financing receivables	65	-	65	260	-	260
F. Short-term bank debt	264	-	264	69	-	69
G. Long-term bank debt	-	475	475	4	475	479
H. Short-term related party debt	2,703	-	2,703	2,393	-	2,393
I. Long-term related party debt	-	400	400	2	615	617
L. Other short-term debt	66	-	66	151	-	151
M. Other long-term debt	5	16	21	1	16	17
N. Total borrowings (-E+F+G+H+I+L+M)	**2,973**	**891**	**3,864**	**2,360**	**1,106**	**3,466**
O. Net borrowings (N-D)	**803**	**891**	**1,694**	**926**	**1,106**	**2,032**

Net borrowings include IRS liabilities. However, it does not include the fair value of derivatives indicated in Notes 7 and 14 'Other current assets' and 'Other non-current assets' and in Notes 19 and 24 'Other current liabilities' and 'Other non-current liabilities'. Current financing receivables for non-operating purposes of €260 million (€65 million at December 31, 2007) consisted mainly of amounts to be received by Saipem SpA from the CEPAV Due Consortium and financing receivables relating to time deposits at financial institutions.

Provisions for contingencies

Provisions for contingencies of €185 million (€184 million at December 31, 2007) were as follows:

(€ million)	Value at the beginning of the year	Increases	Deductions	Other changes	Value at the end of the year
31.12.2007					
Provisions for taxes	37	13	-	(1)	49
Provisions for contractual penalties and disputes	9	20	(2)	(2)	25
Provisions for investment losses	2	-	(2)	1	1
Provisions for redundancy incentives	2	-	(1)	-	1
Other	128	28	(37)	(11)	108
Total	**178**	**61**	**(42)**	**(13)**	**184**
31.12.2008					
Provisions for taxes	**49**	**17**	**(10)**	**10**	**66**
Provisions for contractual penalties and disputes	**25**	**24**	**(10)**	**(1)**	**38**
Provisions for investment losses	**1**	**-**	**-**	**-**	**1**
Provisions for redundancy incentives	**1**	**-**	**-**	**(1)**	**-**
Other	**108**	**16**	**(38)**	**(6)**	**80**
Total	**184**	**57**	**(58)**	**2**	**185**

The **provisions for taxes**, amounting to €66 million related entirely to ongoing or potential disputes with foreign tax authority which, based on recent assessments, are still pending.

The **provisions for contractual penalties and disputes** amounted to €38 million and consisted entirely of accruals by Saipem SpA (€13 million) and a number of foreign subsidiaries. This represents a best estimate of the amount that may be required to settle current disputes.

The **provisions for investment losses** amounted to €1 million and related to losses of investments that are in excess of their carrying amounts. The provision related to investments held by Saipem sa.

Other provisions stood at €80 million and principally consisted of an estimate of expected losses on long-term contracts in the Offshore and Onshore sectors.

With respect to the foregoing liabilities, Saipem does not reasonably expect any material additional losses beyond those amounts accrued above.

Provisions for employee benefits

Provisions for employee benefits of the Saipem Group relate to employee termination indemnities, pension plans with benefits measured in consideration of the employee's annual compensation preceding retirement and other long-term benefits. Provisions for indemnities upon termination of employment primarily related to the provisions accrued by Italian companies for employee termination indemnities ('TFR'), determined using actuarial techniques and regulated by Article 2120 of the Italian Civil

Code. The indemnity is paid upon retirement as a lump sum payment, whose amount corresponds to the total of the provisions accrued during the employees' service period based on payroll costs as revalued until retirement.
As a result of the provisions contained in the Finance Act for 2007 and related legislation – which came into effect on January 1, 2007 – employees had until June 30, 2007 to decide whether to assign amounts already accrued and future benefits to a private pension fund or to the fund managed by the National Social Security Agency, INPS. For companies with less than 50 employees it was possible to continue the scheme as in previous years.
The allocation of future TFR provisions to private pension funds or to the INPS fund meant that these amounts would be classified as costs to provide benefits under a defined contribution plan. Past amounts accrued for post-retirement indemnities under the Italian TFR regime continue to represent costs to provide benefits under a defined benefit plan and must be assessed based on actuarial assumptions.
Following this change in regime, which occurred in 2007, the existing provision for Italian employees was reassessed to take account of the curtailment due to reduced future obligations reflecting the exclusion of future salaries and relevant increases from actuarial calculations.
Pension funds concern:
- defined benefit plans of foreign companies located, primarily, in France, the United Kingdom and Norway;
- pension provisions and similar obligations for personnel employed abroad, to whom local legislation applies.

Benefits consist of a return on capital determined on the basis of length of service and compensation paid in the last year of service or average annual compensation paid in a specific period preceding retirement.
Liabilities and costs related to supplementary medical reserve for Eni managers (FISDE) are calculated on the basis of the contributions paid by the company for retired managers. The deferred cash incentive scheme comprises estimated variable remuneration related to company performance to be paid out to senior managers who achieve their individual targets. Jubilee awards are benefits due following the attainment of a minimum period of service and, with regard to the Italian companies, they consist of remuneration in kind.
Provisions for employee benefits of €173 million (€167 million at December 31, 2007) consisted of the following:

(€ million)	**31.12.2007**	**31.12.2008**
Employee termination indemnities (TFR)	69	65
Foreign pension plans	62	60
Supplementary medical reserve for Eni managers (FISDE)	14	14
Deferred cash incentive scheme	15	26
Jubilee awards	7	8
Total	**167**	**173**

The present value of long-term employee benefits was as follows:

(€ million)	TFR	Foreign pension plans			Other long-term benefits	Total
		Gross liability	Plan assets	Net liability		
31.12.2007						
Present value of benefit obligation at beginning of year	**82**	**115**	**48**	**67**	**29**	**178**
Change in the scope of consolidation	-	-	-	-	-	-
Current cost	2	7	-	7	9	18
Interest cost	3	5	-	5	1	9
Expected return on plan assets	-	-	4	(4)	-	(4)
Contributions paid	(1)	(1)	3	(4)	-	(5)
Actuarial gains (losses)	(7)	(11)	(3)	(8)	1	(14)
Benefits paid	(8)	(6)	(2)	(4)	(2)	(14)
Amendments, curtailments and settlements	(8)	17	17	-	(1)	(9)
Exchange rate differences and other changes	-	(6)	(4)	(2)	(2)	(4)
Present value of benefit obligation at end of year	**63**	**120**	**63**	**57**	**35**	**155**
31.12.2008						
Present value of benefit obligation at beginning of year	**63**	**120**	**63**	**57**	**35**	**155**
Change in the scope of consolidation	2	-	-	-	-	2
Current cost	20	7	-	7	11	38
Interest cost	3	3	-	3	2	8
Expected return on plan assets	-	-	3	(3)	-	(3)
Contributions paid	-	-	7	(7)	-	(7)
Actuarial gains (losses)	1	(2)	(8)	6	1	8
Benefits paid	(27)	(4)	(3)	(1)	(3)	(31)
Amendments, curtailments and settlements	-	-	1	(1)	-	(1)
Exchange rate differences and other changes	1	(4)	(12)	8	1	10
Present value of benefit obligation at end of year	**63**	**120**	**51**	**69**	**47**	**179**

The present value of the obligation for other long-term benefits of €47 million (€35 million at December 31, 2007) related to FISDE (€13 million; €13 million at December 31, 2007), jubilee awards (€8 million; €6 million at December 31, 2007) and the deferred cash incentive scheme (€26 million).

The reconciliation analysis of benefit obligations and plan assets was as follows:

(€ million)	TFR		Foreign pension plans		Other long-term benefits	
	31.12.2007	31.12.2008	31.12.2007	31.12.2008	31.12.2007	31.12.2008
Present value of funded benefit obligations	-	-	71	62	-	-
Present value of plan assets	-	-	(63)	(51)	-	-
Net present value of benefit obligations with plan assets	-	-	8	11	-	-
Present value of benefit obligations without plan assets	**63**	**63**	**49**	**58**	**35**	**47**
Unrecognised actuarial gains (losses)	6	2	5	(9)	1	1
Unrecognised past service cost	-	-	-	-	-	-
Net liability recognised in provision for employee benefits	**69**	**65**	**62**	**60**	**36**	**48**

The provision for other long-term benefits of €48 million (€36 million at December 31, 2007) related to FISDE (€14 million; €14 million at December 31, 2007), jubilee awards (€8 million; €6 million at December 31, 2007) and the deferred cash incentive scheme (€26 million).
Costs for long-term employee benefits recorded in the income statement were as follows:

(€ million)	TFR	Foreign pension plans	Other long-term benefits	Total
2007				
Current cost	2	7	9	18
Interest cost	3	5	2	10
Expected return on plan assets	-	(4)	-	(4)
Amortisation of actuarial gains (losses)	-	1	-	1
Expected return on reimbursement rights	-	-	-	-
Effect of curtailments and settlements	(4)	-	-	(4)
Total costs	**1**	**9**	**11**	**21**
2008				
Current cost	**20**	**7**	**11**	**38**
Interest cost	**3**	**3**	**2**	**8**
Expected return on plan assets	**-**	**3**	**-**	**3**
Amortisation of actuarial gains (losses)	**-**	**1**	**-**	**1**
Expected return on reimbursement rights	**-**	**-**	**-**	**-**
Effect of curtailments and settlements	**-**	**-**	**-**	**-**
Total costs	**23**	**14**	**13**	**50**

Costs for other long-term benefits of €13 million (€11 million at December 31, 2007) mainly related to the deferred cash incentive scheme.
The main actuarial assumptions used in the evaluation of post retirement benefit obligations at year end and the estimate of costs expected for 2009 were as follows:

(%)	TFR	Pension plans with assets	Other long-term benefits
2007			
Main actuarial assumptions:			
- discount rates	4.25	4.0-13.0	4.0-4.7
- rate of compensation increase	-	2.0-12.0	-
- expected rate of return on plan assets	-	5.0-7.5	-
- rate of inflation	2.0	2.0-10.0	2.0
2008			
Main actuarial assumptions:			
- discount rates	**5.35**	**4.7-13.0**	**4.7-5.8**
- rate of compensation increase	**-**	**2.0-12.0**	**-**
- expected rate of return on plan assets	**-**	**4.25-7.5**	**-**
- rate of inflation	**2.0**	**2.0-18.8**	**2.00**

The expected rate of return on plan assets was determined with reference to prices quoted on regulated markets. With regards to Italian plans, demographic tables prepared by Ragioneria Generale dello Stato (RG48) were used.

Plan assets consisted of the following:

(%)	Plan assets	Expected return
December 31, 2008		
Shares	1.56	8.85
Bonds	42.11	6.23
Real estate	5.82	5.63
Other	50.51	6.42

The actual return on plan assets was a loss of €3 million (€2 million at December 31, 2007).
With reference to healthcare plans, the effects deriving from a 1% change in the actuarial assumptions of medical costs were as follows:

(€ million)	1% Increase	1% Decrease
Impact on current costs and interest costs	0.14	(0.11)
Impact on net benefit obligation	1.5	(1.3)

The amount expected to be accrued to defined benefit plans for 2009 amounted to €7.7 million.
The analysis of changes in the actuarial valuation of the net liability with respect to the previous year, resulting from differences between actuarial assumptions and actual figures recorded at year end was as follows:

(€ million)	TFR	Foreign pension plans	Supplementary medical reserve (FISDE)	Other benefits
2007				
Impact on net benefit obligation	17	-	-	-
Impact on plan assets	-	3	-	-
2008				
Impact on net benefit obligation	**1**	**3**	**4**	**-**
Impact on plan assets	**-**	**12**	**-**	**-**

Deferred tax liabilities

Deferred tax liabilities of €25 million (€52 million at December 31, 2007) are shown net of offsettable deferred tax assets.

(€ million)	31.12.2007	Additions	Deductions	Currency translation differences and other changes	31.12.2008
Deferred tax liabilities	52	42	(76)	7	25
Total	**52**	**42**	**(76)**	**7**	**25**

'Currency translation differences and other changes', which amounted to a positive €7 million, related to the offsetting of deferred tax assets against deferred tax liabilities by individual companies, exchange rate losses and the recognition against equity of the deferred tax effect on the fair value evaluation of derivatives designated as cash flow hedges.

Net deferred tax liabilities consisted of the following:

(€ million)	31.12.2007	31.12.2008
Deferred income taxes	(213)	(142)
Deferred income taxes available to be offset	161	117
	(52)	**(25)**
Deferred income taxes not available to be offset	61	94
Net deferred tax assets (liabilities)	**9**	**69**

The most significant temporary differences giving rise to net deferred tax liabilities were as follows:

(€ million)	31.12.2007	Additions	Deductions	Currency translation differences and other changes	31.12.2008
Deferred tax liabilities:					
- accelerated tax depreciation	(20)	-	2	7	(11)
- non distributed reserves held by investments	(35)	(20)	11	-	(44)
- other	(158)	(22)	63	30	(87)
	(213)	**(42)**	**76**	**37**	**(142)**
Deferred tax assets:					
- accruals for impairment losses and provisions for contingencies	16	12	-	2	30
- tax loss carry forwards	112	3	(43)	(39)	33
- other	226	54	(32)	(31)	217
	354	**69**	**(75)**	**(68)**	**280**
less:					
- unrecognised deferred tax assets	(132)	(17)	-	80	(69)
	222	**52**	**(75)**	**12**	**211**
Net deferred tax assets (liabilities)	**9**	**10**	**1**	**49**	**69**

Unrecognised deferred tax assets of €69 million (€132 million at December 31, 2007) mainly related to tax losses that are not likely to be offset against future income and of temporary differences giving rise to assets which are not likely to be recovered.

Tax losses

Under Italian tax law, tax losses can be carried forward for up to five subsequent years, except for losses incurred in the first three years of activity of a company, which can be carried forward without time limit. Tax losses of foreign companies can be carried forward on average for more than five years, while a considerable part can be carried forward without limit.

Tax losses, amounting to €333 million, related entirely to foreign companies and can be used in the following periods:

(€ million)	Italian subsidiaries	Foreign subsidiaries
2009	-	5
2010	-	-
2011	-	-
2012	-	-
2013	-	1
After 2013	-	11
Without limit	-	316
Total	-	333

Other non-current liabilities

Other non-current liabilities of €49 million (€2 million at December 31, 2007) were as follows:

(€ million)	31.12.2007	31.12.2008
Fair value of hedging derivatives	-	49
Trade and other payables	2	-
Total	**2**	**49**

The fair value of hedging derivatives related mainly to commodity contracts entered into by Saipem SpA, with maturities from 2010-2012.
Further details can be found in Note 7 'Other current assets' and Note 19 'Other current liabilities'.

Shareholders' equity

Minority interest

Minority interest at December 31, 2008 amounted to €21 million, representing an increase of €17 million versus December 31, 2007.
Minority interest in profit and shareholders' equity related to the following consolidated subsidiaries:

(€ million)	31.12.2007	31.12.2008
ER SAI Caspian Contractor Llc	2	19
Saipem (Nigeria) Ltd	1	1
Saipem Contracting (Nigeria) Ltd	1	1
Total	**4**	**21**

Saipem's shareholders' equity

Saipem's shareholders' equity at December 31, 2008, amounting to €2,757 million can be analysed as follows:

(€ million)	31.12.2007	31.12.2008
Share capital	441	441
Share premium reserve	55	55
Legal reserve	72	87
Reserve for buy-back of treasury shares	34	17
Cash flow hedge reserve	108	(89)
Cumulative currency translation differences	(93)	(85)
Other reserves	7	7
Retained earnings	873	1,536
Net profit for the year	875	914
Treasury shares	(77)	(126)
Total	**2,295**	**2,757**

Share capital

At December 31, 2008, the share capital of Saipem SpA, fully paid-up, amounted to €441 million, corresponding to 441,410,900 shares with a nominal value of €1 each, of which 441,262,713 are ordinary shares and 148,187 are savings shares.
On April 28, 2008, Saipem's Shareholders' Meeting approved a dividend distribution of €0.44 per ordinary share and €0.47 per savings share, with the exclusion of treasury shares.

Share premium reserve

The share premium reserve at December 31, 2008, amounting to €55 million was unchanged from December 31, 2007.

Other reserves

At December 31, 2008, other reserves showed a negative balance of €63 million (positive balance of €128 million at December 31, 2007) and consisted of the following items.

Legal reserve

At December 31, 2008, the legal reserve stood at €87 million. This represents the portion of profits, accrued as per Article 2430 of the Italian Civil Code, that cannot be distributed as dividends. The reserve increased by €15 million versus December 31, 2007, following the allocation of 2007 net profit.

Cash flow hedge reserve

This reserve showed a negative balance of €89 million and related to the fair value valuation of interest rate swaps, commodity hedges and the spot component of foreign currency hedging contracts at December 31, 2008.
The reserve is shown net of tax of €7 million (€47 million at December 31, 2007).

Cumulative currency translation differences

This reserve amounted a negative €85 million and related to exchange rate differences arising from the translation into euro of financial statements currencies other than the euro.

Reserve for the buy-back of treasury shares

The reserve for the buy-back of treasury shares amounted to €17 million, a decrease of €17 million versus December 31, 2007. The change in the reserve is due to the reclassification of €17 million from retained earnings to complete stock grant and stock option schemes, and to the allocation of €58 million by drawing from retained earnings, as per the Shareholders' Meeting resolution of April 28, 2008, which authorised the Board of Directors, pursuant to Article 2357, paragraph 2, of the Italian Civil Code, to buy back, over a period of 18 months from the date of the shareholders' approval, up to No. 1,700,000 treasury shares with a nominal value of €1 each at a price not lower than their nominal value but not higher than 5% with respect to the reference price on the day preceding each purchase, and for an overall amount not exceeding €58 million.
The decrease of €58 million following the buy-back of 2,245,300 treasury shares during the year was reclassified under the caption 'Treasury shares'.

Other reserves

Other reserves, amounting to €7 million, referred to the allocation of part of 2007 net profit, pursuant to Article 2426, 8-bis of the Italian Civil Code. This caption also comprises the re-valuation reserve set up by Saipem SpA in previous years, amounting to €2 million.

Distributable reserves

Saipem's shareholders' equity at December 31, 2008 included distributable reserves of €2,411 million (€2,215 million at December 31, 2007), some of which are subject to taxation upon distribution. A deferred tax liability has been recorded in relation to the share of reserves the Group expects to distribute (€44 million at December 31, 2008).

30 Treasury shares

Saipem SpA holds 6,347,700 treasury shares (5,033,496 at December 31, 2007), amounting to €126 million (€77 million at December 31, 2007). These are ordinary shares of Saipem SpA with a nominal value of €1 each.
Treasury shares are for allocation to the 2002-2008 stock option schemes. Operations involving treasury shares during the year were as follows:

	Number of shares	Average cost (€)	Total cost (€ million)	Share capital (%)
Treasury shares bought back				
2003 (from May 2)	2,125,000	6.058	13	0.48
2004	1,395,000	7.044	10	0.32
2005	3,284,589	10.700	35	0.74
2006	1,919,355	18.950	36	0.43
2007	848,700	25.950	22	0.19
2008	2,245,300	25.836	58	0.51
Total	**11,817,944**	**14.745**	**174**	**2.67**
Less treasury shares allocated:				
- as stock grants	1,606,500			
- as stock options	3,863,744			
Treasury shares held at December 31, 2008	**6,347,700**	**19.886**	**126**	**1.44**

At December 31, 2008, outstanding stock options amounted to 6,129,650 shares.
Further information on stock option and stock grant schemes are provided in Note 35 'Payroll and related costs'.

31 Guarantees, commitments and risks

Guarantees

Guarantees of €7,446 million (€4,298 million at December 31, 2007) were as follows:

	31.12.2007			31.12.2008		
(€ million)	Unsecured	Other guarantees	Total	Unsecured	Other guarantees	Total
Associates	22	65	87	22	42	64
Consolidated companies	506	3,332	3,838	504	4,417	4,921
Own	22	350	372	30	2,431	2,461
Other	-	1	1	-	-	-
Total	**550**	**3,748**	**4,298**	**556**	**6,890**	**7,446**

Other guarantees issued for associated and consolidated companies of €4,459 million (€3,397 million at December 31, 2007) mainly related to: (i) guarantees given to third parties relating to bid bonds and performance bonds of €4,410 million, including VAT recoverable from tax authorities of €5 million; (ii) letters of patronage issued to commissioning entities of €49 million.

Commitments

Saipem SpA, for the benefit of its customers, is committed to fulfiling the contractual obligations entered into by subsidiary or affiliated companies where they fail to fulfil the contractual obligations themselves, as well as to paying for any damages incurred as a result of any failure to meet those obligations.

These commitments guarantee contracts whose overall value amounted to €21,207 million (€10,719 million at December 31, 2007), including the backlog quota at December 31, 2008 relating to Group companies.

Risk management
The main risks that Saipem is facing and actively monitoring and managing are the following:
(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company and the risk deriving from exposure to commodity price volatility;
(ii) the credit risk deriving from the possible default of a counterparty;
(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;
(iv) the operational risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;
(v) country risk.
Financial risks are managed in accordance with guidelines defined by the parent company, targeting to align and coordinate Group companies' policies on financial risks.
For further details on risk management, see the 'Summary of significant accounting policies' section.

Capital structure management
Saipem management uses leverage ratios to assess the strength and efficiency of the Group's capital structure in terms of an optimal mix between net borrowings and shareholders' equity, and to carry out benchmark analyses against industry standards. Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity. Management's objective is to restore a leverage ratio no higher than 0.5 following the implementation of the investment programme and the disposal of non-core assets.

Additional information on financial instruments
FINANCIAL INSTRUMENTS - CARRYING AMOUNTS AND EFFECT ON INCOME STATEMENT AND EQUITY
The carrying amounts and effect on income statement and equity of financial instruments were as follows:

(€ million)	Carrying amount	Income (expense) recognised in the income statement	Income (expense) recognised in equity
Financial instruments held for trading			
Non-hedging derivatives [a]	(5)	102	-
Receivables and payables and other assets (liabilities) measured at amortised cost			
Other financial assets available for sale [a]	36	-	-
Trade and other receivables [b]	3,983	(12)	-
Financing receivables [a]	272	-	-
Trade and other payables [c]	6,370	(56)	-
Financing payables [a]	3,726	(121)	-
Net hedging derivative assets (liabilities) [d]	(143)	(115)	251

(a) The income statement effects relate only to the income (expense) indicated in Note 37 'Finance income (expense)'.
(b) The income statement effects were recognised in 'Purchases, services and other' (impairments and losses on receivables). Net currency translation gains (losses) are included in note c.
(c) The income statement effects were recognised in 'Finance income (expense)' (currency translation gains (losses) arising from adjustments to the year-end exchange rate).
(d) The income statement effects were recognised in 'Net sales from operations' and 'Purchases, services and other' (€80 million) and in 'Finance income (expense)' (€35 million).

MARKET VALUE OF FINANCIAL INSTRUMENTS
In the normal course of its business, Saipem uses various types of financial instrument. The information regarding their market value is as follows:

Notional amounts of derivatives
The notional amount of a derivative is an amount used as a reference to calculate the contractual payments to be exchanged. This amount may be expressed in terms of a monetary or physical quantity (e.g. barrels, tonnes, etc.). Monetary quantities in foreign currencies are converted into euros at the exchange rate prevailing at year end.

Notional amounts of derivatives do not represent the amounts actually exchanged between the parties and do not therefore constitute a measure of Saipem's credit risk exposure. This is instead represented by the positive net fair value of derivative contracts at year end.

Interest rate risk management

Saipem only enters into interest rate swaps, with the purpose of managing its interest rate risk.

(€ million)	Notional amount at 31.12.2007	Notional amount at 31.12.2008
Interest rate swaps	500	400

The table below shows swaps entered into, weighted average interest rates and maturities. Average interest rates are based on year end rates and may be subject to changes that could have a significant impact on future cash flows. Comparisons between the average buying and selling rates are not indicative of the fair value of derivatives. In order to determine their fair value, the underlying transactions must be taken into account.

		31.12.2007	31.12.2008
Receive fixed/pay variable-notional amount	(€ million)	500	400
Weighted average rate received	(%)	3.73	3.85
Weighted average rate paid	(%)	4.61	4.72
Weighted average maturity	(years)	3.15	2.85

Exchange rate risk management

Saipem enters into various types of forward foreign exchange contracts to manage its exchange rate risk. For contracts involving the exchange of two foreign currencies, both the amount received and the amount sold are indicated.

(€ million)	Notional amount at 31.12.2007	Notional amount at 31.12.2008
Forward foreign exchange contracts	447	1,521

The table below show forward foreign exchange contracts and other instruments used to manage the exchange rate risk for the principal currencies.

	Notional amount at 31.12.2007		Notional amount at 31.12.2008	
(€ million)	Purchase	Sell	Purchase	Sell
AUD	49	88	24	62
CHF	30	-	-	-
CNY	40	-	58	-
EUR	126	124	197	139
GBP	268	22	612	55
JPY	18	4	34	21
KWD	-	-	44	-
NOK	126	3	123	14
USD	1,847	2,710	2,985	5,307
Total	**2,504**	**2,951**	**4,077**	**5,598**

Commodity price risk

Saipem only enters into commodity contracts with the purpose of managing its commodity price risk exposure.
The table below shows notional amounts for forward commodity contracts entered into.

	Notional amount at 31.12.2007		Notional amount at 31.12.2008	
(€ million)	Purchase	Sell	Purchase	Sell
Forward commodity contracts	-	-	93	-

Legal proceedings

Following the acquisition of Snamprogetti, Saipem is involved in civil and administrative proceedings and legal actions linked with the normal performance of its activities. Based on information at the company's disposal at the time of printing and in consideration of the provisions made for contingencies, Saipem deems that these proceedings and actions will not have significant negative effects on its consolidated financial statements.
A brief summary of the most important ongoing proceedings is provided hereafter. Unless otherwise stated, no provision has been made in relation to these proceedings, because Saipem deems an adverse outcome to be unlikely.

CEPAV (Consorzio Eni per l'Alta Velocità) Due

The arbitration proceedings brought by the Consortium against 'Treno ad Alta Velocità' (High Speed Train, hereafter TAV) to recover damages for delays allegedly attributable to TAV, begun in 2000, are still ongoing. The proceedings recognised the consortium's right to damages with a partial award issued on January 4, 2007. Arbitration is ongoing to quantify those damages. TAV contested the award, pleading the previous termination of the relevant agreement. In fact, Decree Law No. 7 of January 31, 2007 - subsequently converted into law - revoked the concession awarded by Ferrovie dello Stato to TAV SpA, for the construction of the Milan-Verona line. The impact of this revocation would be extended to the agreement that CEPAV Due signed with TAV SpA on October 15, 1991 leading to its termination. After the decree entered into force, the Consortium brought a second arbitration proceeding aimed at recovering damages for breaches of contract committed by TAV before the issue of the decree. TAV rejected all requests for damages. Finally, Article 12 of Decree Law No. 112 of June 25, 2008, whose conversion into law is pending, provided for the 'Annulment of the revocation of the TAV concessions' and for the continuation without interruption of the framework agreement signed by CEPAV Due with TAV SpA on October 15, 1991 with RFI (Rete Ferroviaria Italiana) SpA. Judgment is still pending with regard to the damages suffered by the consortium.

CEPAV (Consorzio Eni per l'Alta Velocità) Uno - TAV SpA

As mentioned in previous financial statements, the CEPAV Uno Consortium (Eni Consortium for the High-Speed Railway Line), consisting of Snamprogetti SpA having a 50.1% stake; Saipem SpA a 0.26% stake; Consorzio Cooperative Costruzioni - CCC, a 21.34% stake; Grandi Lavori - Fincosit e Impresa Pizzarotti & C. a 14.15% stake each, signed an agreement with TAV SpA on October 15, 1991 and, subsequently, a supplemental agreement on August 3, 2000 and an addendum on June 27, 2003, for the construction of the Milan-Bologna high-speed railway line. These agreements were also signed by Eni SpA, acting as guarantor, to ensure the Consortium's timely and complete fulfilment of all the obligations included in the agreement, the subsequent supplemental agreement and addendum as well as any ensuing addenda/modifications. The Consortium has asked for an extension to the completion dates for the works and additional fees (€1,770,000,000, as at December 31, 2007). An attempt to reach an amicable settlement ended unsuccessfully on March 14, 2006. For this reason, on April 27, 2006, notification of arbitration was sent to TAV. Preparatory proceedings are currently underway. The deadline for the arbitration committee to file the arbitration award has been set for June 30, 2009.

TSKJ Consortium Investigations of the SEC and other Authorities

The U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice (DoJ), and other authorities are investigating alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti Netherlands BV had a 25% participation in the TSKJ companies, with the remaining participations held by subsidiaries of Halliburton/KBR, Technip, and JGC. Snamprogetti SpA, the

holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti SpA to Saipem SpA. Snamprogetti SpA was merged into Saipem SpA on October 1, 2008. In connection with the sale of Snamprogetti SpA to Saipem SpA, Eni SpA agreed to indemnify Saipem SpA for a variety of matters, including potential losses resulting from the investigations into the TSKJ matter.
In February 2009, KBR and its former parent company, Halliburton, announced that they had reached a settlement with the SEC and DoJ with respect to the TSKJ matter as well as other unspecified matters. In connection with the settlement, KBR pleaded guilty to Foreign Corrupt Practices Act (FCPA) charges stemming from the TSKJ matter. KBR and Halliburton also agreed to pay a substantial fine and entered into civil settlements with the SEC. We understand that the DoJ and the SEC believe that representatives of the other members of the TSKJ Consortium were involved in the conduct that gave rise to the FCPA charges against KBR.
Since June 2004, Eni SpA and Saipem/Snamprogetti SpA have been in discussions with, and have provided information in response to requests by, various regulators, including the SEC, the DoJ and the Public Prosecutor's office of Milan, in connection with the investigations.

EniPower - Enquiries by the Judiciary
As mentioned in previous financial statements, as part of the inquiries commenced by the Milan Public Prosecutor (criminal proceedings 2460/03 R.G.N.R. pending at the Milan Public prosecutor's office) into contracts awarded by EniPower to various companies, Snamprogetti SpA (as engineering and procurement services contractor), together with other parties, were served a notice informing them that they were under investigation, pursuant to Article 25 of Legislative Decree 231/2001. Preliminary investigations ended in August 2007, with a favourable outcome for Snamprogetti, which was not included among the parties still under investigation for whom committals for trial have been requested.
Snamprogetti therefore decided to bring a civil action against the physical and legal persons implicated in transactions that may have related to the Company and reached settlement agreements with a number of parties that requested the application of settlement procedures. Preliminary hearings are still underway before the GUP (preliminary hearing judge).

Revenues

The following is a summary of the main components of revenues. Additional information about changes in revenues is provided under the 'Financial and economic results' section of the 'Operating and Financial Review'.

Net sales from operations
Net sales from operations were as follows:

(€ million)	2007	2008
Net sales from operations	9,350	9,656
Change in contract work in progress	180	438
Total	**9,530**	**10,094**

Net sales by geographical area were as follows:

(€ million)	2007	2008
Italy	1,046	1,135
Rest of Europe	955	878
CSI	1,031	1,092
Rest of Asia	3,175	2,747
North Africa	725	1,475
West Africa	1,684	1,950
Americas	745	590
Australia, Oceania and rest of the world	169	227
Total	**9,530**	**10,094**

Information required by IAS 11, paragraphs 39, 40 and 42 is provided by business sector in Note 42.
Revenues from Eni Group companies amounted to €1,229 million.

33 Other income and revenues

Other income and revenues were as follows:

(€ million)	2007	2008
Contract penalties and other trade revenues	22	26
Gains on disposal of assets	3	7
Compensation for damages	4	1
Other	37	10
Total	**66**	**44**

Other income and revenues from Eni Group companies amounted to €2 million.

Operating expenses

The following is a summary of the main components of operating expenses. For more information about changes in operating expenses, see the 'Financial and economic results' section of the 'Operating and Financial Review'.

34 Purchases, services and other

Purchases, services and other miscellaneous operating expenses included the following:

(€ million)	2007	2008
Production costs - raw, ancillary and consumable materials and goods	2,693	2,551
Production costs - services	4,004	4,216
Operating leases and other	600	619
Net provisions for contingencies	9	(8)
Other expenses	71	78
less:		
- capitalised direct costs associated with self-constructed assets - tangible assets	(258)	(97)
- changes in inventories of raw, ancillary and consumable materials and goods	(41)	(68)
Total	**7,078**	**7,291**

Production costs for services included agency fees of €155 million (€37 million at December 31, 2007).
Costs incurred in connection with research and development activities recognised in profit and loss as they do not meet the requirements to be capitalised amounted to €17 million (€21 million at December 31, 2007).
'Operating leases and other' included operating lease payments of €350 million (€421 million in 2007).
Future minimum lease payments expected to be paid under non-cancellable operating leases amounted to €257 million, of which €31 million was due within one year, €220 million between 2-5 years and €6 million due after 5 years.
Net provisions for contingencies are detailed in Note 21 'Provisions for contingencies'.

Other expenses of €78 million included indirect taxes of €30 million, mainly related to foreign direct and indirect subsidiaries of Saipem SpA.
Purchase services and other expenses towards Eni Group companies amounted to €80 million.

Payroll and related costs

Payroll and related costs were as follows:

(€ million)	2007	2008
Wages and salaries	1,095	1,135
Social security contributions	199	198
Contributions to defined benefit plans	24	27
Employee termination indemnities	7	23
Other costs	52	41
less:		
- capitalised direct costs associated with self-constructed assets - tangible assets	(7)	(14)
Total	**1,370**	**1,410**

Net accruals to provisions for employee benefits are shown under Note 22 'Provisions for employee benefits'.

Stock-based compensation

STOCK GRANTS
With the aim of improving the motivation and loyalty of the managers of Saipem SpA and its subsidiaries pursuant to Article 2359 of the Italian Civil Code, by linking compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, in 2003, 2004 and 2005 stock compensation schemes were approved whereby Saipem offers its own shares purchased under its buy-back program (treasury shares) for no consideration to those managers of Saipem who achieved corporate and individual objectives in the previous year. Grants vest within 45 days after the end of the third year from the date of the offer.
The following table shows changes in the stock grant plans:

	2007			2008		
(€ thousand)	Number of shares	Average strike price [(a)]	Market price [(b)]	Number of shares	Average strike price [(a)]	Market price [(b)]
Stock grants as of January 1	**1,042,700**	-	**20,583**	**246,100**	-	**6,751**
New rights granted	-	-	-	-	-	-
(Rights exercised during the year)	(759,400)	-	20,133	(244,700)	-	7,060
(Rights cancelled during the year)	(37,200)	-	969	(1,400)	-	40
Stock grants outstanding as of December 31	**246,100**	-	**6,751**	-	-	-
Of which exercisable at December 31	-	-	-	-	-	-

(a) Since these are stock grants, the strike price is zero.
(b) Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on the Italian stock market in the month preceding the date of the stock grant assignment, the date of issue of the shares or, for rights cancelled, the date of the unilateral termination of employment), weighted by the number of shares. The market price of stock grants at the beginning and end of the year is the price recorded at December 31.

With the assignment, in July 2008, of the final Saipem SpA shares relating to the 2005 plan, the stock grant scheme was completed.

As a result, at December 31, 2008 there were no outstanding stock grants, as can be seen in the following table:

Year	No. of managers	No. of shares	Fair value for resident assignees	Fair value for non-resident assignees
2003	193	573,300	6.0185	6.0185
2004	195	633,800	7.224	7.224
2005	168	471,200	11.756	11.972
		1,678,300		
December 31, 2008				
Shares assigned		(1,606,500)		
Rights cancelled		(71,800)		
Rights outstanding		-		

STOCK OPTIONS

With the aim of improving motivation and loyalty of the managers of Saipem SpA and its subsidiaries pursuant to Article 2359 of the Italian Civil Code that are directly responsible for Group results and/or holding strategic positions, Saipem approved stock compensation plans that provide the assignment for no consideration of purchase rights of Saipem treasury shares (options).

2002-2004 and 2005 plans

Stock option plans provide the right for the assignee to purchase treasury shares with a 1 to 1 ratio after the end of the third year from the date of the grant (vesting period) for assignees resident in Italy and after the end of the fourth year for assignees resident in France, with a strike price calculated as the arithmetic average of official prices recorded on the Italian stock market in the month preceding assignment or, from 2003 onwards, the average cost of treasury shares on the day preceding the assignment, if greater.

2006-2008 plan

The exercise of stock allocated as part of the 2006-2008 stock option plan is subject to the achievement of a performance condition. At the end of each three-year vesting period, the Board of Directors sets the percentage of exercisable options (between 0 and 100), in relation to the Total Shareholder Return (TSR) of the Saipem share against its six largest international competitors in terms of market capitalisation. Options can be exercised after three years from the date of allocation and for a maximum period of three years. The strike price is calculated as the arithmetic average of official prices recorded on the Italian stock market in the month preceding assignment.

The arithmetic average of such prices, weighted by the number of shares assigned, amounts to €26.521 and €25.872 per share for 2007 and 2008, respectively.

The following table shows changes in the stock option plans:

	2007			2008		
(€ thousand)	Number of shares	Average strike price	Market price [a]	Number of shares	Average strike price	Market price [a]
Options as of January 1	**5,404,088**	**11.642**	**106,677**	**5,482,696**	**16.319**	**150,390**
New options granted	1,332,500	26.521	36,324	1,339,000	25.872	33,261
(Options exercised during the year)	(1,253,892)	7.001	31,573	(686,396)	9.020	-
(Options cancelled during the year) [b]	-	-	-	(5,650)	-	-
Options outstanding as of December 31	**5,482,696**	**16.319**	**150,390**	**6,129,650**	**19.200**	**72,452**
Of which exercisable at December 31	**827,946**	**6.518**	**22,711**	**1,145,150**	**8.286**	**13,536**

(a) The market price relating to new options granted, options exercised in the period and options cancelled in the period corresponds to the average market value. The market price of shares underlying options outstanding at the beginning and end of the year is the price recorded at January 1 and December 31.

(b) Options cancelled relate to the termination of employment.

The following table shows stock options outstanding as of December 31, 2008 and the number of assignees:

Year	No. of managers	Strike price (*)	No. of shares
2002	213	6.187	2,105,544
2003	58	6.821	1,283,500
2004	58	7.594	1,166,000
2005	56	11.881	980,500
2006	91	17.519	1,965,000
2007	91	26.521	1,332,500
2008	93	25.872	1,339,000
			10,172,044
December 31, 2008			
Options exercised			
2002			(1,652,894)
2003			(1,116,000)
2004			(782,000)
2005			(303,500)
2006			(9,350)
2007			-
2008			-
			(3,863,744)
Options cancelled			
2002			(51,500)
2003			(78,000)
2004			(20,500)
2005			(9,500)
2006			(19,150)
2007			-
2008			-
			(178,650)
Options outstanding			
2002			401,150
2003			89,500
2004			363,500
2005			667,500
2006			1,936,500
2007			1,332,500
2008			1,339,000
			6,129,650

(*) Official average of prices recorded on the Italian stock market in the month preceding assignment.

At December 31, 2008, No. 6,129,650 options had been assigned for the purchase of No. 6,129,650 ordinary shares of Saipem SpA with a nominal value of €1. The options related to the following plans:

	Number of shares	Strike price (€)	Average remaining life (years)	Fair value (€) for assignees resident in Italy	Fair value (€) for assignees resident in France
2002 plan	401,150	6.187	1	Not available	Not available
2003 plan	89,500	6.821	2	1.1928	1.1806
2004 plan	363,500	7.594	3	2.0935	2.0085
2005 plan	667,500	11.881	4	3.1029	2.9795
2006 plan	1,936,500	17.519	4	5.7208	6.1427
2007 plan	1,332,500	26.521	5	8.8966	9.5320
2008 plan	1,339,000	25.872	6	8.2186	8,7734
Total	**6,129,650**				

The fair value of stock options granted in 2002 is not available, as it was not calculated at the time of assignment. The fair value valuation of options granted in 2003, 2004 and 2005 considers the stock options as European until September 30, 2006, August 23, 2007 and July 27, 2008, respectively, for assignees resident in Italy and until September 30, 2007, August 23, 2008 and July 27, 2009 for those resident in France; subsequently they are considered American. The fair value was therefore calculated using a combination of the Black-Scholes and Merton method for European options and the Roll, Geske and Whaley method for American options. The fair value of 2006 and 2007 stock option rights was calculated based on the trinomial trees method, which considers the stock as American-type call options with dividend entitlement.
The following assumptions were made:
- for assignees resident in Italy:

	2007	2008
Risk-free interest rate (%)	4.701	4.926
Expected life (years)	6	6
Expected volatility (%)	28.020	34.700
Expected dividends (%)	1.360	2.090

- for assignees resident in France:

	2007	2008
Risk-free interest rate (%)	4.714	4.918
Expected life (years)	7	7
Expected volatility (%)	28.020	34.700
Expected dividends (%)	1.360	2.090

The cost of stock grant and stock option plans in 2008 amounted to €8 million (€13 million in 2007).

Compensation of key management personnel

Compensation due to senior managers responsible for Group results or holding positions of strategic interest (i.e. key management personnel) amounted to €26 million (€25 million in 2007) and was as follows:

(€ million)	2007	2008
Wages and salaries	6	6
Employee termination indemnities	6	6
Stock grants/stock options	13	14
Total	**25**	**26**

Compensation of Directors and Statutory Auditors

Compensation of Directors amounted to €3,575 thousand (€3,338 thousand in 2007). Compensation of Statutory Auditors amounted to €175 thousand (€157 thousand in 2007). Compensation included emoluments and all other retributive and social security compensations due for the function of director or statutory auditor of Saipem SpA or companies within the scope of consolidation that represented a cost to Saipem.

Average number of employees

The average number of employees, by category, for all consolidated companies was as follows:

(number)	31.12.2007	31.12.2008
Senior managers	425	436
Junior managers	3,557	3,801
White collars	14,321	14,610
Blue collars	14,812	15,389
Seamen	258	257
Total	**33,373**	**34,493**

The average number of employees was calculated as the arithmetic mean of the number of employees at the beginning and end of the year. The average number of senior managers included managers employed and operating in foreign countries, whose position is comparable to senior manager status.

Depreciation, amortisation and impairment

Depreciation, amortisation and impairment are detailed below:

(€ million)	2007	2008
Depreciation and amortisation:		
- tangible assets	269	347
- intangible assets	12	6
	281	**353**
Impairment:		
- intangible assets	-	-
Total	**281**	**353**

Finance income (expense)

Finance income (expense) was as follows:

(€ million)	2007	2008
Positive (negative) exchange differences	(9)	(56)
Positive exchange differences	607	1,272
Negative exchange differences	(616)	(1,328)
Finance income (expense) related to net borrowings	(78)	(121)
Interest and other income from Group financial companies	65	67
Interest from banks and other financial institutions	21	20
Interest and other expense due to Group financial companies	(126)	(178)
Interest and other expense due to banks and other financial institutions	(38)	(30)
Other finance income (expense)	**22**	**14**
Other finance income	35	46
Other finance expense	(13)	(32)
Total	**(65)**	**(163)**

Gains (losses) on derivatives consisted of the following:

(€ million)	2007	2008
Exchange rate derivative	(45)	70
Interest rate derivatives	4	-
Commodity derivatives	1	(3)
	(40)	**67**

The net gain on derivatives of €67 million (net loss of €40 million in 2007) was primarily due to the recognition in the income statement of the change in fair value of derivatives that do not qualify as hedging instruments under IFRS and changes in the value of the forward component of derivatives that qualify for hedge accounting.

38 Income (expense) from investments

The share of profit (loss) of investments accounted for using the equity method and other gains (losses) from investments consisted of the following:

(€ million)	2007	2008
Share of profit of investments accounted for using the equity method	56	22
Other income from investments	-	3
Gain on disposals	301	199
Dividends	4	5
Total	**361**	**229**

The gain on disposals related to the sale of the investments in Gaztransport et Technigaz sas (€195 million) and Chambal Fertilizers & Chemicals Ltd (€2 million). It also includes the income realised from the withdrawal from the investment in Rosfin Srl (€2 million).
Gains from the valuation of investments accounted for using the equity method are analysed under Note 10 'Investments accounted for using the equity method'.

39 Income taxes

Income taxes consisted of the following:

(€ million)	2007	2008
Current taxes:		
- Italian subsidiaries	128	158
- foreign subsidiaries	175	138
Net deferred taxes:		
- Italian subsidiaries	(13)	(6)
- foreign subsidiaries	(45)	(5)
Total	**245**	**285**

Current taxes amounted to €296 million and related to Ires (€118 million), Irap (€32 million) and other taxes (€146 million).
The effective tax rate was 28.1% (29.8% in 2007), compared with a statutory tax rate of 21.4% (28.3% in 2007), calculated by applying a 27.5% tax rate (Ires) to profit before income taxes and a 3.90% tax rate (Irap) to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate was due to the following factors:

(%)	2007	2008
Statutory tax rate	**28.3**	**21.4**
Items increasing (decreasing) statutory tax rate:		
- net value of production abroad (Irap)	(0.8)	(0.2)
- lower foreign subsidiaries tax rate	2.4	6.9
Total changes	**1.6**	**6.7**
Effective tax rate	**29.8**	**28.1**

40 Minority interest

Minority interest amounted to €18 million.

41 Earnings per share

Basic earnings per ordinary share are calculated by dividing net income for the year attributable to Saipem's shareholders by the weighted average of ordinary shares issued and outstanding during the year, excluding treasury shares.

The average number of ordinary shares outstanding used for the calculation of the basic earnings per share outstanding for 2008 and 2007 was 435,726,295 and 436,470,398, respectively.

Diluted earnings per share are calculated by dividing net profit for the year attributable to Saipem's shareholders by the weighted average of fully-diluted shares issued and outstanding during the year, with the exception of treasury shares and including the number of shares that could potentially be issued. At December 31, 2008, shares that could potentially be issued essentially concerned shares granted under stock grant and stock option plans. The average number of shares outstanding used for the calculation of diluted earnings for 2007 and 2008 was 442,358,294 and 442,004,132, respectively. Reconciliation of the average number of shares used for the calculation of basic and diluted earnings per share is as follows:

		31.12.2007	31.12.2008
Average number of shares used for the calculation of the basic earnings per share		**436,470,398**	**435,726,295**
Number of potential shares following stock grant plans		246,100	-
Number of potential shares following stock option plans		5,482,696	6,129,650
Number of savings shares convertible into ordinary shares		159,100	148,187
Average number of shares used for the calculation of the diluted earnings per share		**442,358,294**	**442,004,132**
Saipem's net profit	(€ million)	875	914
Basic earnings per share	(€ per share)	2.00	2.10
Diluted earnings per share	(€ per share)	1.98	2.07

Information by industry segment and geographical area

Information by industry segment

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Not allocated	Total
December 31, 2007						
Net sales from operations	5,122	6,420	608	345	-	12,495
less: intersegment sales	1,659	1,083	188	35	-	2,965
Net sales to customers	3,463	5,337	420	310	-	9,530
Operating profit	423	252	140	52	-	867
Depreciation, amortisation and impairment	149	46	60	26	-	281
Net income from investments	16	345	-	-	-	361
Capital expenditure	575	109	693	267	-	1,644
Property, plant and equipment	1,679	169	1,395	319	-	3,562
Investments	20	28	-	-	-	48
Current assets	1,781	2,401	270	154	2,438	7,044
Current liabilities	1,603	2,917	188	109	3,274	8,091
Provisions for contingencies	13	95	-	-	76	184
December 31, 2008						
Net sales from operations	5,528	6,198	736	514	-	12,976
less: intersegment sales	1,665	874	264	79	-	2,882
Net sales to customers	3,863	5,324	472	435	-	10,094
Operating profit	535	303	172	74	-	1,084
Depreciation, amortisation and impairment	175	49	66	63	-	353
Net income from investments	20	209	-	-	-	229
Capital expenditure	763	60	796	425	-	2,044
Property, plant and equipment	2,197	178	2,147	649	-	5,171
Investments	31	13	-	-	-	44
Current assets	2,254	3,291	319	208	1,772	7,844
Current liabilities	2,565	3,731	327	223	2,831	9,677
Provisions for contingencies	32	77	6	1	69	185

Intersegment sales were conducted on an arm's length basis.
The following table contains information required by IAS 11 paragraphs 39, 40, 42 and 45.

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Total
Net sales from operations	3,863	5,324	472	435	10,094
Change in contract work in progress	(96)	(342)	-	-	(438)
Change in deferred income	460	(9)	-	-	451
Progress billings	**4,227**	**4,973**	**472**	**435**	**10,107**
Operating expense	(3,325)	(5,053)	(295)	(360)	(9,033)
Change in provision for future losses	3	(32)	5	1	(23)
Costs incurred	**(3,328)**	**(5,021)**	**(300)**	**(361)**	**(9,010)**
Advances	242	711	-	1	954
Contract work in progress (a)	(278)	(807)	-	(4)	(1,089)
Deferred income (b)	812	1,023	1	-	1,836
Provision for future losses (c)	15	59	5	1	80
Total (a+b+c)	**791**	**986**	**6**	**(2)**	**1,781**

Information by geographical area

The allocation of operations to single geographical areas is difficult because of the nature of Saipem's business, which involves the deployment of a fleet on a number of different projects over a single time period. As a result, certain activities have been deemed 'unallocatable'.
With regard to tangible and intangible assets and capital expenditure, vessels and their related equipment and goodwill were not allocated.
With regard to current assets, inventories related to vessels were not allocated.
A breakdown of revenues by geographical area is provided in Note 32.

(€ million)	Italy	Rest of Europe	CSI	Rest of Asia	North Africa	West Africa	Americas	Not allocated	Total
2007									
Capital expenditure	18	14	75	69	42	54	188	1,184	1,644
Tangible and intangible assets	34	9	148	81	8	138	509	3,385	4,312
Identifiable assets	1,744	908	834	1,488	392	912	414	355	7,047
2008									
Capital expenditure	**68**	**9**	**107**	**108**	**8**	**49**	**233**	**1,462**	**2,044**
Tangible and intangible assets	**80**	**12**	**276**	**172**	**20**	**132**	**989**	**4,245**	**5,926**
Identifiable assets	**881**	**1,595**	**791**	**1,031**	**1,264**	**1,474**	**304**	**504**	**7,844**

Current assets were allocated by geographical area using the following criteria: (i) cash and cash equivalents and financing receivables were allocated on the basis of the country in which individual company bank accounts were held; (ii) inventory was allocated on the basis of the country in which onshore storage facilities were situated (except for those situated on vessels); (iii) trade receivables and other assets were allocated to the geographical area to which the related project belonged.
Non current assets were allocated on the basis of the country in which the asset operates, except for offshore drilling and construction vessels, which were included under 'Not allocated'.

Transactions with related parties

Saipem SpA is a subsidiary of Eni SpA. Transactions with related parties entertained by Saipem SpA and/or companies within the scope of consolidation involve essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni SpA subsidiaries or associated companies. These transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties. All transactions were carried out for the mutual benefit of the companies involved.

The tables below shows the value of the transactions of a trade, financial or other nature entertained with related parties. The analysis by company is based on the principle of relevance in relation to the total amount of transactions. Transactions not itemised because they are immaterial are aggregated under the following captions:

- Eni subsidiary companies;
- Eni associates;
- other related parties.

Trade and other transactions

Trade transactions as at and for the year ended December 31, 2007 consisted of the following:

(€ million)

	31.12.2007			Year 2007			
				Costs		Revenues	
Name	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associates							
CEPAV (Consorzio Eni per l'Alta Velocità) Due	49	-	64	-	1	1	-
LNG - Serviços e Gestão de Projectos Lda	-	-	-	-	-	1	-
Consorzio ITA	2	-	-	-	-	1	-
TSKJ - Servições de Engenharia Lda	-	-	23	-	-	-	-
Total	**51**	**-**	**87**	**-**	**1**	**3**	**-**
Unconsolidated subsidiaries							
Snamprogetti Engineering BV	7	-	-	-	-	14	-
Snamprogetti Africa (Nigeria) Ltd	2	-	-	-	-	1	-
Total	**9**	**-**	**-**	**-**	**-**	**15**	**-**
Eni companies							
Eni SpA	1	3	2,747	-	9	1	-
Eni SpA Exploration & Production Division	112	2	-	2	1	245	-
Eni SpA Gas & Power Division	12	-	-	-	1	14	-
Eni SpA Refining & Marketing Division	87	45	-	2	3	113	-
Agip Energy & Natural Resources (Nigeria) Ltd	8	-	-	-	-	22	-
Agip Karachaganak BV	1	-	-	-	-	4	-
Agip Oil Ecuador BV	1	-	-	-	-	7	-
AgipFuel SpA	-	1	-	3	-	-	-
Dunastyr Polisztirolgyàrtó	2	1	-	-	-	1	-
Ecofuel SpA	1	-	-	-	-	1	-
Eni Algeria Production BV	-	-	-	-	-	6	-
Eni Australia BV	50	7	-	-	-	55	-
Eni Congo SA	131	7	-	-	-	210	-
Eni Corporate University SpA	-	2	-	-	5	-	-
Eni Iran BV	10	2	-	-	-	13	-
Eni Mediterranea Idrocarburi SpA	9	-	-	-	1	27	-
Eni North Africa BV	10	-	-	-	-	12	-
Eni Tunisia BV	7	-	-	-	-	13	-
EniPower SpA	11	4	-	-	-	20	-
EniServizi SpA	3	18	-	4	36	4	-
GreenStream BV	4	-	-	-	-	7	-
Ieoc Exploration BV	5	-	-	-	-	25	-
Ieoc Production BV	-	-	-	-	-	4	-
Naoc - Nigerian Agip Oil Co Ltd	50	20	-	-	-	53	-
Padana Assicurazioni SpA	-	2	12	-	6	8	21
Polimeri Europa SpA	28	6	-	-	-	46	-
Praoil SpA	1	-	-	-	-	2	-
Raffineria di Gela SpA	18	2	-	-	-	16	-
Scogat SA	55	4	-	-	-	116	-
Serfactoring SpA	-	41	-	-	-	-	-
Servizi Aerei SpA	-	-	-	-	1	-	-
Snam Rete Gas SpA	30	23	-	-	-	35	-
Società EniPower Ferrara Srl	4	1	-	-	-	10	-
Sofid SpA	-	5	-	-	6	-	-
Stoccaggi Gas Italia SpA	11	-	-	-	-	33	-
Syndial SpA	87	9	-	-	-	83	-
Eni associates	13	-	-	-	-	14	-
Total	**762**	**205**	**2,759**	**11**	**69**	**1,220**	**21**
Total transactions with related parties	**822**	**205**	**2,846**	**11**	**70**	**1,238**	**21**
Overall total	**3,512**	**4,681**	**4,298**	**2,693**	**4,604**	**9,530**	**66**
Impact (%)	**23.40**	**4.38**	**66.22**	**0.41**	**1.52**	**12.99**	**31.82**

Trade transactions as at and for the year ended December 31, 2008 consisted of the following:

(€ million)

	31.12.2008			Year 2008			
				Costs		Revenues	
Name	Receivables	Payables	Guarantees	Goods	Services	Goods and services	Other
Unconsolidated associates							
CEPAV (Consorzio Eni per l'Alta Velocità) Due	53	1	64	-	1	1	-
TSKJ - Serviçoes de Engenharia Lda	-	-	-	-	-	1	-
Kwanda Suporto Logistico Lda	49	-	-	-	-	-	-
Total	**102**	**1**	**64**	**-**	**1**	**2**	**-**
Unconsolidated subsidiaries							
Snamprogetti Africa (Nigeria) Ltd	2	-	-	-	-	-	-
Total	**2**	**-**	**-**	**-**	**-**	**-**	**-**
Eni subsidiaries							
Eni SpA	27	11	5,294	6	6	1	-
Eni SpA Exploration & Production Division	178	1	-	1	1	280	-
Eni SpA Gas & Power Division	3	-	-	-	-	11	-
Eni SpA Refining & Marketing Division	117	8	-	3	5	81	-
Agip Energy & Natural Resources (Nigeria) Ltd	9	-	-	-	-	24	2
Agip Karachaganak BV	1	-	-	-	-	4	-
Dunastyr Polisztirolgyàrtó	6	-	-	-	-	11	-
Eni Algeria Production BV	2	-	-	-	-	5	-
Eni Australia BV	45	3	-	-	-	144	-
Eni Congo SA	31	-	-	-	-	125	-
Eni Coordination Center SA	160	-	-	-	-	-	-
Eni Corporate University SpA	-	3	-	-	5	-	-
Eni Hewett Ltd	-	-	-	-	-	3	-
Eni Iran BV	4	-	-	-	-	5	-
Eni Mediterranea Idrocarburi SpA	29	-	-	-	1	42	-
Eni North Africa BV	7	-	-	-	-	24	-
EniPower Mantova SpA	-	-	-	-	-	4	-
EniPower SpA	1	-	-	-	-	5	-
EniServizi SpA	3	23	-	3	40	2	-
Eni Tunisia BV	22	-	-	-	-	48	-
GreenStream BV	2	-	-	-	-	6	-
Ieoc Production BV	-	-	-	-	-	2	-
Naoc - Nigerian Agip Oil Co Ltd	64	20	-	-	-	37	-
Polimeri Europa SpA	37	3	-	-	-	36	-
Praoil SpA	1	-	-	-	-	-	-
Raffineria di Gela SpA	17	-	-	-	-	24	-
Serfactoring SpA	-	44	-	-	-	-	-
Servizi Aerei SpA	-	-	-	-	1	-	-
Snam Rete Gas SpA	46	-	-	-	-	57	-
Società EniPower Ferrara Srl	3	-	-	-	-	3	-
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	14	-	-	-	-	144	-
Sofid SpA	1	2	-	-	5	-	-
Stoccaggi Gas Italia SpA	12	-	-	-	-	30	-
Syndial SpA	70	-	-	-	-	71	-
Total Eni subsidiaries	**912**	**118**	**5,294**	**13**	**64**	**1,229**	**2**
Eni associates	133	10	-	-	3	328	-
Total Eni companies	**1,045**	**128**	**5,294**	**13**	**67**	**1,557**	**2**
Total transactions with related parties	**1,149**	**129**	**5,358**	**13**	**68**	**1,559**	**2**
Overall total	**4,255**	**6,370**	**7,446**	**2,551**	**4,835**	**10,094**	**44**
Impact (%)	**27.01**	**2.03**	**71.96**	**0.51**	**1.41**	**15.44**	**4.55**

The Saipem Group provides services to Eni Group companies in all sectors in which it operates, both in Italy and abroad. Other transactions consisted of the following:

	31.12.2007			31.12.2008		
(€ million)	Other receivables	Other payables	Contract work in progress	Other receivables	Other payables	Contract work in progress
Eni SpA (ex Enifin SpA)	91	95	-	336	417	-
Eni Gas & Power Division	-	-	-	-	-	38
Eni Refining & Marketing Division	-	-	-	-	-	17
Eni Banque sa	-	1	-	3	5	-
Eni Trading & Shipping	1	-	-	-	47	-
Naoc - Nigerian Agip Oil Co Ltd	-	-	4	-	-	-
Sofid SpA	1	-	-	-	-	-
Syndial SpA	-	-	-	-	-	18
Total transactions with related parties	**93**	**96**	**4**	**339**	**469**	**73**
Overall total	**275**	**136**	**573**	**437**	**525**	**1,089**
Impact (%)	**33.82**	**70.59**	**0.70**	**77.57**	**89.33**	**6.71**

Financial transactions

Financial transactions for 2007 consisted of the following:

(€ million)

	31.12.2007			Year 2007		
Name	Receivables	Payables [1]	Commitments	Expenses	Income	Derivatives
Eni SpA (ex Enifin SpA)	7	2,035	6,090	(95)	49	(38)
Banque Eni	-	-	-	(3)	2	-
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Sofid SpA	1	-	-	-	-	-
Eni International Bank Ltd	-	-	-	(2)	1	-
Eni Dación BV	-	3	-	-	-	-
Eni Coordination Center SA	-	1,022	-	(26)	13	-
Total transactions with related parties	**8**	**3,103**	**6,090**	**(126)**	**65**	**(38)**

(1) Shown on the balance sheet under 'Short-term debt' (€2,703 million) and 'Long-term debt' (€400 million).

Financial transactions for 2008 consisted of the following:

(€ million)	31.12.2008			Year 2008		
Name	Receivables	Payables [1]	Commitments	Expenses	Income	Derivatives
Eni SpA	-	1,123	9,089	(107)	57	73
Banque Eni SA	-	-	168	(1)	2	-
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Eni Coordination Center SA	-	1,844	-	(70)	8	-
Eni Trading & Shipping SpA	-	-	-	-	-	(1)
Total transactions with related parties	-	**3,010**	**9,257**	**(178)**	**67**	**72**

(1) Shown on the balance sheet under 'Short-term debt' (€2,393 million) and 'Long-term debt' (€617 million).

As the result of a special agreement between Saipem and the Eni Corporate Finance Unit (previously Enifin SpA), Eni SpA supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.
The impact of financial transactions and positions with related parties was as follows:

	31.12.2007			31.12.2008		
(€ million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)
Short-term debt	3,033	2,703	89.12	2,613	2,393	91.59
Long-term debt including current portion	896	400	44.65	1,113	617	55.44

	Year 2007			Year 2008		
(€ million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)
Finance income	728	65	8.93	1,405	67	4.77
Finance expense	(793)	(126)	15.89	(1,568)	(178)	11.35
Derivatives	(40)	(38)	95.00	67	72	107.46

The main cash flows with related parties were as follows:

(€ million)	31.12.2007	31.12.2008
Revenues and other income	1,259	1,561
Costs and other expenses	(81)	(81)
Finance income (expenses)	(99)	(39)
Net change in trade receivables and payables	(20)	(403)
Net cash provided by operating activities	**1,059**	**1,038**
Change in financial (payables) receivables	1,254	(85)
Net cash used in financing activities	**1,254**	**(85)**
Total cash flows with related parties	**2,313**	**953**

The impact of cash flows with related parties consisted of the following:

	31.12.2007			31.12.2008		
(€ million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)
Cash provided by operating activities	1,065	1,059	99.44	1,562	1,038	66.45
Cash used in investing activities	(1,237)	-	-	(1,697)	-	-
Cash used in financing activities	937	1,254	133.84	(676)	(85)	12.57

Information on jointly controlled entities

Information relating to jointly controlled entities, consolidated using the proportionate method are as follows:

(€ million)	31.12.2008
Working capital, net	(162)
Total assets	774
Total liabilities	734
Revenues	1,421
Operating expense	(1,382)
Operating profit	39
Net profit for the year	20

44 Assets held for sale

Other assets held for sale amounted to €68 million and related to the programme for the disposal of non-core assets - in particular to the non-strategic investment in Fertilizantes Nitrogenados de Oriente CEC (design and construction of process plants), negotiations for the sale of which have moved more slowly than was originally anticipated.

(€ million)	31.12.2007	Change	Total	Fertilizantes Nitrogenados de Oriente CEC
Non-current assets				
Intangible assets	81	(81)	-	-
Investments	122	(54)	68	68
	203	**(135)**	**68**	**68**
Total assets held for sale	**203**	**(135)**	**68**	**68**

The closing balance at December 31, 2007 also included the investment in Gaztransport et Technigaz sas, which was sold during 2008.

45 Significant non-recurring events and operations

No significant non-recurring events or operations took place in 2008.

Significant non-recurring events and transactions in 2007 included the gain deriving from the curtailment of the provisions accrued by Italian companies for employee termination indemnities (TFR) following the changes introduced by the Finance Act for 2007 and related legislation (€4.4 million). For further information, see Note 22 'Provisions for employee benefits'.

46 Positions or transactions deriving from atypical or unusual transactions

In 2007 and 2008, no significant atypical or unusual transactions were performed.

Certification pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1. The undersigned Pietro Franco Tali and Giulio Bozzini in their quality as Chairman and CEO and manager responsible for the preparation of financial reports of Saipem SpA, respectively, pursuant to Article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that the internal controls over financial reporting in place for the preparation of the 2008 consolidated financial statements and during the period covered by the report, were:
- adequate to the company structure, and
- effectively applied during the process of preparation of the report.

2. Internal controls over financial reporting in place for the preparation of the 2008 consolidated financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Saipem in accordance with the Internal Control - Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers also certify that:
 3.1 this 2008 consolidated annual report:
  a) was prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
  b) corresponds to the company's evidence and accounting books and entries;
  c) fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report;
 3.2 the operating and financial review provides a reliable analysis of business trends and results, including trend analysis of the parent company and the Group companies, as well as a description of the main risks and uncertainties.

March 12, 2009

Pietro Franco Tali

Deputy Chairman and CEO

Giulio Bozzini

Chief Financial Officer

Independent Auditors' Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
Saipem SpA

1. We have audited the consolidated financial statements of Saipem SpA and its subsidiaries (Saipem Group) as of 31 December 2008, which comprise the balance sheet, the income statement, the statement of changes in equity, the cash flow statement and related notes. The directors of Saipem SpA are responsible for the preparation of these financial statements in compliance with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our audit opinion.

   For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes, reference is made to our report dated 5 April 2008.

3. In our opinion, the consolidated financial statements of Saipem SpA as of 31 December 2008 comply with the International Financial Reporting Standards as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005; accordingly, they have been drawn up clearly and give a true and fair view of the financial position, results of operations, changes in equity and cash flows of Saipem Group for the period then ended.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4 The directors of Saipem SpA are responsible for the preparation of the Report on Operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Report on Operations with the financial statements, as required by art. 156, paragraph 4-bis, letter d), of the Legislative Decree 58/98. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the Report on Operations is consistent with the consolidated financial statements of Saipem SpA as of 31 December 2008.

Milan, 6 April 2009

PricewaterhouseCoopers SpA

Signed by

Andrea Alessandri
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation. We have not examined the translation of the financial statements referred to in this report.

(2)

Headquarters: San Donato Milanese (Milan) - Italy
Via Martiri di Cefalonia, 67
Branches:
Cortemaggiore (Piacenza) - Italy
Via Enrico Mattei, 20



eni

saipem

saipem Società per Azioni
Capital Stock €441,410,900 fully paid
Tax identification number and Milan Companies'
Register No. 00825790157

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67 - 20097
San Donato Milanese (Milan) - Italy

Relation with institutional investors
and financial analysts
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

Publications
Bilancio al 31 dicembre (in Italian)
Annual Report (in English)

Interim Consolidated Report as of June 30
(in Italian and English)

Sustainability Report (in Italian and English)

Also available on Saipem's website:
www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Cover: Inarea
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Impronta Grafica - Cantù (Como) - Italy

www.saipem.eni.it

saipem




RECEIVED
2009 AUG 11 A 6:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Saipem wins US$ 580 million onshore contract in Algeria

San Donato Milanese (Milan), 5 June 2009 – Saipem has won a new onshore contract in Algeria worth approximately US$ 580 million.

Algerian oil company Sonatrach awarded Saipem the EPC contract for gas pipeline GK3 – lot 3, covering the engineering, procurement and construction of a gas transportation system.
Lot 3 encompasses a 48-inch gas pipeline system from Mechtatine to Tamlouka in the northeast of Algeria, then connecting the latter to Skikda and El-Kala, located on the northeastern coast of the country, for a total length of approximately 350 kilometres. The work will be completed in a 26 month period.

The overall GK3 project will allow Sonatrach to expand its gas transport capacity to 9 billion cubic metres per year in order to provide the gas necessary to feed the future GALSI export gas line, which will connect Algeria to mainland Italy via Sardinia, as well as the new LNG train in Skikda and two power plants.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

82.4776

saipem



eni

Saipem awarded new onshore drilling contracts worth approximately US$ 600 million

San Donato Milanese (Milan), 24 June 2009 – Saipem has won new onshore drilling contracts for the charter of six onshore rigs in Kazakhstan, Congo and Algeria worth a total value of approximately US$600 million.

In Kazakhstan, Agip KCO awarded Saipem the contract for the charter of two drilling units with a power of 3,000 HP each, as part of the Kashagan field development. The two units, to be installed on artificial islands, have been designed to operate in the harsh environment characteristic of the north Caspian Sea: severe weather and stringent environmental restrictions. The drilling activities are expected to begin between the fourth quarter of 2010 and the first quarter of 2011, and to continue for a period of about five and a half years per each drilling unit.

In Congo, Eni has awarded Saipem the contract for the use of two 1,500-HP onshore drilling rigs for a period of two years, starting from the third quarter of 2009. The two units, previously employed in Saudi Arabia, will work on the M'Boundi field, located about 50 kilometres northeast of Pointe Noire.

In Algeria, Saipem signed a contract with the joint venture between First Calgary Petroleum and Sonatrach for the charter of two onshore drilling rigs, of 1,500 and 2,000 HP respectively. The drilling activities will be carried out on Block 405B, located in the Berkine Basin about 350 kilometres south east of Hassi Messaoud, for a period of three years starting from mid-2009.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem



eni

Saipem's Board of Directors approves
the Merger by incorporation of Snamprogetti Sud

San Donato Milanese (Milan), 10 July 2009 – The Board of Directors of Saipem S.p.A. today resolved that Snamprogetti Sud (a company fully owned by Saipem) is to be merged into Saipem S.p.A., in accordance with the scheme approved by the Board on 25 May 2009.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@Saipem.eni.it

82.4776

saipem



Saipem wins new offshore contracts worth US$ 650 million

San Donato Milanese (Milan), 28 July 2009 – Saipem has been awarded two offshore contracts in Angola and in Italy for a total value of approximately US$ 650 million.

Angola

Saipem has been awarded the contract for work to be conducted for the Kizomba Satellites Project offshore Angola.

ESSO Exploration Angola (Block 15) Limited has awarded Saipem the lump sum turnkey contracts for the tieback work for the Kizomba Satellites development in Angola Block 15, approximately 145 km west of Soyo at water depths ranging from 1,000 to 1,200 metres.

Saipem will be responsible for the engineering, construction, transport and installation of pipelines, umbilicals, risers and subsea systems connecting the Mavacola and Clochas Fields to the existing FPSO units at Kizomba A and B (developments that Saipem completed similar work in the mid 2000's). Offshore operations will be carried out in 2011 by the vessels FDS and Saipem 3000. A portion of the subsea equipment will be fabricated in Angola at Saipem's Ambriz and Soyo yards.

Italy

Eni has awarded Saipem the lumpsum turnkey contract for offshore works in the Mediterranean sea.
Saipem's vessel Castoro 7 (formerly Acergy Piper), acquired at the beginning of 2009, will carry out the works, scheduled to be completed in the third quarter of 2009.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: **www.saipem.eni.it**
Switchboard: **+39-025201**
Shareholder Information: **Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy**
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: **investor.relations@Saipem.eni.it**






RECEIVED
2009 AUG 11 A 6:04

Società per Azioni
San Donato Milanese,
Via Martiri di Cefalonia 67
Capitale sociale
euro 441.410.900 i.v.
Registro Imprese di Milano,
c. f. 00825790157
Tel. +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem: Board of Directors approves six-month report at June 30, 2009

- **Adjusted net profit for the first half of 2009 amounted to Euro 374 million, up 16.5% compared to the first half of 2008.**
- **Adjusted net profit for the second quarter of 2009 amounted to Euro 188 million, up 8% compared to the second quarter of 2008.**
- **New contracts won during the first half of 2009 amounted to Euro 5,068 million. The backlog at June 30, 2009 stood at Euro 19,015 million.**
- **Investments in the first half of 2009 amounted to Euro 880 million, compared to Euro 979 million in the first half of 2008.**

San Donato Milanese, July 29, 2009. The Board of Directors of Saipem S.p.A. today reviewed the Saipem Group consolidated Six-month Report at June 30, 2009, which has been prepared in compliance with the International Financial Reporting Standards and which is subject to a limited audit (almost completed). The report is subject to the company Statutory Auditors and Independent Auditors.

(million euro)

Q2 2008	Q1 2009	Q2 2009	Q2 2009 vs Q2 2008 (%)		H1 2008	H1 2009	H1 2009 vs H1 2008 (%)
2,383	2,578	2,580	8.3	Revenues	4,619	5,158	11.7
259	284	298	15.1	Operating profit	489	582	19.0
174	186	188	8.0	Adjusted net profit	321	374	16.5
174	186	188	8.0	Net profit	501	374	(25.3)
256	293	301	17.6	Adjusted cash flow	484	594	22.7
557	495	385	(30.9)	Investments	979	880	(10.1)
3,216	2,518	2,550	(20.7)	New contracts	5,471	5,068	(7.4)

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the

results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the second quarter of 2009 amounted to Euro 385 million (Euro 557 million in the second quarter of 2008) and included:

- Euro 167 million in the Offshore sector relating mainly to the construction of a new pipelayer and an ultra-deepwater Field Development Ship, the development of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- Euro 184 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deepwater drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- Euro 29 million in the Onshore Drilling sector mainly relating to the upgrading and construction of three rigs;
- Euro 5 million in the Onshore sector for maintenance and upgrading of the existing asset base.

Investments in the first half of 2009 amounted to Euro 880 million, versus Euro 979 million in the first half of 2008.

Fleet expansion is progressing according to plan. The jack-up Perro Negro 6 is scheduled to be completed in September. A contract is under negotiation for its lease in West Africa from the end of October.
Saipem 12000 is due to complete sea trials at the end of March 2010. Transfer to West Africa will take approximately 1 month. The vessel is expected to start operations in May 2010.
The semi-submersible platform Scarabeo 8 is scheduled to be completed at the end of March 2010. Sea trials and transfer to the location indicated by the Client will take approximately 2 months. The vessel is expected to start operations in June 2010.
Scarabeo 9 is scheduled to be completed in April 2010. Sea trials will take approximately 1 month and operations are expected to start in South East Asia in June 2010.
In the Offshore sector, the construction of the FDS2, the CastorOne and the Diving Support Vessel are progressing, as well as the development of the new yard in Indonesia. Their expected delivery schedule is as previously announced.

Net financial debt at June 30, 2009 amounted to Euro 2,751 million, representing an increase of Euro 719 million from December 31, 2008, mainly attributable to investments made during the period, the distribution of dividends and a correction in working capital.

New contracts and backlog
During the second quarter of 2009, Saipem was awarded contracts which, net of the reduction relating to contracts already in the backlog, amounted to Euro 2,550 million (Euro 3,216 million in the second quarter of 2008). The Manifa contract on behalf of Saudi Aramco was successfully renegotiated, extending the timing of execution and transforming material procurement and sub-contracts from lump sum to open book, sharing any savings with the Client. Whereas the precise overall reduction in revenues and costs will only be known at the end of the project, an estimate of Euro 100 million has been assumed and recorded as a backlog reduction in this quarter.

New contracts awarded to the Saipem Group during the first half of 2009, net of the reduction relating to contracts already in the backlog, amounted to Euro 5,068 million (Euro 5,471 million in the first half of 2008).

The backlog of the Saipem Group at June 30, 2009 stood at Euro 19,015 million.

In July 2009 new contracts were acquired amounting to approximately Euro 800 million, principally in the Offshore sector. In addition the contract with ADDAX Petroleum for the two-year charter of Scarabeo 3 in Nigeria from July 2009, amounting to a total of USD 193 million was cancelled. This has occurred due to failure to obtain permission from the Nigerian Authorities for the rig to continue operations in the country, following revised interpretation of regulations aimed at "indigenizing" shallow water drilling. However, discussions with the Nigerian Authorities are progressing. Should an agreement be reached by the end of October, the vessel will resume operations in Nigeria under a new contract.

Management outlook for 2009 and medium-term outlook

Weakness in hydrocarbon demand is continuing as a result of the global economic crisis and there are no clear signs of recovery in the short-term. Oil prices are experiencing strong fluctuations due on the one hand to weakness in demand, while on the other to the prospect that a reduction in oil industry spending may lead to supply shortages in the medium-term with significant repercussions on share prices.

Oil companies react to this scenario of weak demand and oil price volatility by reducing investments and causing adverse market conditions for the oil service industry.

In 2009 Saipem continues to execute contracts largely acquired in the previous two years, when the market was particularly favourable. The quality of the backlog and the strong operating performance on projects under execution, underpin expectations of achieving largely positive results: revenues and operating profits are now expected to reach the record levels of last year. New contracts won in the first half of 2009 have enabled the backlog to remain at record levels, confirming the resilience of Saipem's model to the cyclical nature of the market.

Long-term presence in geographical areas and sectors due to attract significant investments even in a context of moderate oil prices, and the start of operations of new distinctive assets in 2010 and 2011 are expected to further strengthen Saipem's competitive position in the medium-term.

Investments on current projects for 2009 are confirmed to be in the region of Euro 1.6 billion. In addition, depending on the outcome of negotiations with a Client, a further Euro 0.1 billion may be added to cover this year's quota of the investment for the conversion of a tanker into an FPSO unit.

Additional information

As illustrated in the 2008 Annual Financial Statements, in February 2006, Saipem S.p.A. acquired from Eni S.p.A. the company Snamprogetti S.p.A., parent company of Snamprogetti Netherlands BV, which holds a 25% share in the companies comprising the TSKJ Consortium. U.S. and other countries Authorities, and the Public Prosecutor's office of Milan, are investigating alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials. On 17th July 2009, upon receipt of a search and attachment warrant served on Saipem/Snamprogetti, the Company was informed that Milan's Public Prosecutor's office is investigating several persons, amongst whom is at

least one former senior manager of Snamprogetti; previously, as far as the company knew, nobody was under formal investigation. The events under investigation cover the period since 1994 to the period subsequent to the introduction of Italian legislative decree 231 of 8th July 2001 on corporate administrative liability. A violation of Italian legislative decree June 8, 2001 n. 231 can result in the confiscation of criminal profits in addition to administrative penalties. During the preliminary investigations, the preventive attachment of such profits and other precautionary measures are possible.
Whatever the outcome of the proceedings, at the time of the sale of Snamprogetti, Eni agreed to indemnify Saipem against any possible costs it could incur in relation to the TSKJ matter.

This press release containing the consolidated results of the first half of 2009 (subject to a limited audit) constitutes the Interim Report pursuant to article 154-ter of Law 58/98. Economic and financial data have been prepared in compliance with the criteria set by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in accordance with art. 6 of EC Regulation no. 1606/2002 by the European Parliament and Council of Ministers on July 19, 2002. Data pertaining to the Income Statement refer to the first quarter, the second quarter and the first half of 2009 and the second quarter and the first half of 2008. Balance sheet data refer to June 30, 2009 and December 31, 2008. Financial tables match those contained in the Six-month and Annual Financial Report.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release correspond to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

Q2 2008	Q1 2009	Q2 2009	Q2 2009 vs Q2 2008 (%)		H1 2008	H1 2009	H1 2009 vs H1 2008 (%)
885	1,005	1,192	34.7	Revenues	1,741	2,.197	26.2
(723)	(816)	(970)	34.2	Expenses	(1,426)	(1,786)	25.2
(42)	(50)	(48)	14.3	Depreciation and amortisation	(81)	(98)	21.0
120	139	174	45.0	Operating profit	234	313	33.8
18.3	18.8	18.6		EBITDA %	18.1	18.7	
13.6	13.8	14.6		EBIT %	13.4	14.2	
1,838	561	1,303		New contracts	3,419	1,864	

The backlog as at June 30, 2009 amounted to Euro 4,349 million, of which Euro 1,557 million is due to be realised in 2009.

- Revenues for the first half of 2009 amounted to Euro 2,197 million, representing a 26.2% increase compared to the same period of 2008, due mainly to higher levels of activity in West and North Africa, and in the Mediterranean Sea.

- Operating profit for the first half of 2009 amounted to Euro 313 million, equal to 14.2% of revenues, versus Euro 234 million, equal to 13.4% of revenues, in the first half of 2008. EBITDA margin stood at 18.7% compared to 18.1% for the same period of 2008. This increase in margin is attributable to improved contract conditions and a strong operational performance.

- The most significant contracts awarded in the second quarter include:
  - for Agip KCO, the Hook-Up and Commissioning project in Kazakhstan as part of the Kashagan field development experimental programme, comprising hook-up and commissioning of offshore facilities and pre-fabrication and completion of modules at the Kuryk yard in Kazakhstan. The contract was awarded in partnership with Aker Solutions;
  - for Premier Oil Natuna Sea BV, the EPIC project Gajah Baru in the West Natuna Sea offshore Indonesia, comprising engineering, procurement, installation and construction of two platforms, in addition to a connecting bridge and a 16" gas export pipeline. One of the platforms will be installed using the float-over method. The contract was awarded to a consortium with PT SMOE Indonesia, of which Saipem is the leader.

Onshore:

(million euro)

Q2 2008[1]	Q1 2009	Q2 2009	Q2 2009 vs Q2 2008 (%)		H1 2008[1]	H1 2009	H1 2009 vs H1 2008 (%)
1,269	1,307	1,099	(13.4)	Revenues	2,442	2,406	(1.5)
(1,186)	(1,217)	(1,025)	(13.6)	Expenses	(2,288)	(2,242)	(2.0)
(11)	(12)	(14)	27.3	Depreciation and amortisation	(23)	(26)	13.0
72	78	60	(16.7)	Operating profit	131	138	5.3
6.5	6.9	6.7		EBITDA %	6.3	6.8	
5.7	6.0	5.5		EBIT %	5.4	5.7	
591	1,621	719(*)		New contracts	1,055	2,340(*)	

(*) new contracts awarded in the second quarter of 2009 amounted to Euro 819 million, while contracts awarded in the first half of 2009 amounted to Euro 2,440 million, both of which have been reduced by Euro 100 million in respect of estimated decreased revenues on the Manifa project.

The backlog as at June 30, 2009 amounted to Euro 9,135 million, of which Euro 1,801 million is to be realised in 2009.

- Revenues for the first half of 2009 amounted to Euro 2,406 million, representing a 1.5% decrease compared to the same period of 2008, attributable mainly to the slippage of activities related to the Manifa project for Saudi Aramco.

- Operating profit for the first half of 2009 amounted to Euro 138 million, versus Euro 131 million in the first half of 2008, with the margin on revenues rising from 5.4% to 5.7%. EBITDA margin stood at 6.8% compared to 6.3% in the same period of 2008. This increase in margin is attributable to a strong operational performance.

- The most significant contracts awarded in the second quarter include:
  - for Sonatrach, the EPC contract in Algeria, for gas pipeline GK3 – lot 3, covering the engineering, procurement and construction of a gas transportation system. Lot 3 comprises a gas pipeline system from Mechtatine to Tamlouka in the northeast of Algeria, then connecting the latter to Skikda and El-Kala, located on the northeastern coast;
  - for Sonatrach, the EPC contract in Algeria, comprising engineering, procurement and construction of a marine export terminal for a future urea/ammonia plant to be built near the Algerian city of Arzew, approximately 400 kilometres west of Algiers.

Offshore Drilling:

(million euro)

Q2 2008	Q1 2009	Q2 2009	Q2 2009 vs Q2 2008 (%)		H1 2008	H1 2009	H1 2009 vs H1 2008 (%)
121	137	149	23.1	Revenues	238	286	20.2
(58)	(66)	(74)	27.6	Expenses	(115)	(140)	21.7
(15)	(23)	(23)	53.3	Depreciation and amortisation	(32)	(46)	43.8
48	48	52	8.3	Operating profit	91	100	9.9
52.1	51.8	50.3		EBITDA %	51.7	51.0	
39.7	35.0	34.9		EBIT %	38.2	35.0	
82	316	15		New contracts	213	331	

The backlog as at June 30, 2009 amounted to Euro 3,804 million, of which Euro 254 million is due to be realised in 2009.

- Revenues for the first half of 2009 amounted to Euro 286 million, representing a 20.2% increase on the same period of 2008, attributable mainly to the full-scale activities of the jack-ups Perro Negro 3 and Perro Negro 7 and the Tender Assisted Drilling Barge.
- Operating profit for the first half of 2009 amounted to Euro 100 million, compared to Euro 91 million in the first half of 2008, with a margin on revenues decreasing from 38.2% to 35.0%. EBITDA margin stood at 51.0% compared to 51.7% in the same period of 2008.
- Vessel utilisation in the first half 2009 and the impact of programmed maintenance for 2009 are as follows:

Vessel	***June 2009***		***Year 2009***
	Under contract (days)	***Idle***	***Idle due to class reinstatement works (days)***
Semi-submersible platform Scarabeo 3	181	–	–
Semi-submersible platform Scarabeo 4	82	99 **a**	222
Semi-submersible platform Scarabeo 5	181	–	–
Semi-submersible platform Scarabeo 6	181	–	108
Semi-submersible platform Scarabeo 7	162	19 **a**	19
Drillship Saipem 10000	181	–	–
Jack-up Perro Negro 2	90	91 **b**	–
Jack-up Perro Negro 3	181	–	–
Jack-up Perro Negro 4	181	–	30
Jack-up Perro Negro 5	181	–	–
Jack-up Perro Negro 7	181	–	–
Tender Assisted Drilling Barge	181	–	–

a = the vessel underwent class reinstatement works.
b = the vessel is not under contract from 1st April 2009.

Onshore Drilling:

(million euro)

Q2 2008	Q1 2009	Q2 2009	Q2 2009 vs Q2 2008 (%)		H1 2008	H1 2009	H1 2009 vs H1 2008 (%)
108	129	140	29.6	Revenues	198	269	35.9
(75)	(88)	(100)	33.3	Expenses	(138)	(188)	36.2
(14)	(22)	(28)	100.0	Depreciation and amortisation	(27)	(50)	85.2
19	19	12	(36.8)	Operating profit	33	31	(6.1)
30.6	31.8	28.6		EBITDA %	30.3	30.1	
17.6	14.7	8.6		EBIT %	16.7	11.5	
705	20	513		New contracts	784	533	

The backlog as at June 30, 2009 amounted to Euro 1,727 million of which Euro 244 million is due to be realised in 2009.

- Revenues for the first half of 2009 amounted to Euro 269 million, representing a 35.9% increase compared to the same period of 2008, mainly due to the start of operations of new rigs in South America and Ukraine.

- Operating profit for the first half of 2009 amounted to Euro 31 million, compared to Euro 33 million in the first half of 2008, with a margin on revenues decreasing from 16.7% to 11.5%. EBITDA margin stood at 30.1% in line with 30.3% for the same period of 2008. The increase in depreciation and amortisation is due to the start of operations of new rigs.

- The most significant contracts awarded in the second quarter include:
  - for Agip KCO, as part of the Kashagan field development in Kazakhstan, the five-and-a-half-year contract for the lease of two drilling rigs to be installed on artificial islands. These rigs are designed to operate in conditions specific to the north Caspian Sea, namely harsh climate and stringent environmental restrictions;
  - for Eni in Congo, the two-year contract for the lease of two drilling rigs, which had been previously used in Saudi Arabia. They will operate in the M'Boundi field, approximately 50 km north-east of Pointe Noire;
  - for the joint venture between First Calgary Petroleum and Sonatrach in Algeria, the three-year contract for the lease of two rigs. Drilling operations will be carried out in Block 405B located in the Berkine basin, approximately 350 km. south-west of Hassi Messaoud.

- Average utilisation of rigs in the first half of 2009 stood at 91.1% (98.9% in 2008). At the end of June 2009, the Company owned 78 rigs (in addition to 3 rigs under construction) located as follows: 30 in Venezuela, 17 in Peru, 8 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 2 in Ukraine, 2 in Congo, 1 in Ecuador, 1 in Colombia and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 5 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2008		June 30, 2009	
Net tangible fixed assets		5,171		5,816
Net intangible fixed assets		755		757
		5,926		6,573
- Offshore	2,631		2,902	
- Onshore	497		477	
- Offshore Drilling	2,149		2,517	
- Onshore Drilling	649		677	
Financial investments		43		50
Non-current assets		**5,969**		**6,623**
Net current assets		**(1,054)**		**(726)**
Net assets available for disposal and associated net financial debt		**68**		**68**
Employee termination indemnities		**(173)**		**(177)**
CAPITAL EMPLOYED		**4,810**		**5,788**
Shareholders' equity		**2,757**		**3,000**
Minority interest in net equity		**21**		**37**
Net debt		**2,032**		**2,751**
COVER		**4,810**		**5,788**
Leverage (net debt/shareholders' equity)		**0.74**		**0.92**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY NATURE OF EXPENSES

(milion euro)

Q2 2008	Q1 2009	Q2 2009		H1 2008	H1 2009
2,383	2,578	2,580	Operating revenues	4,619	5,158
4	3	4	Other revenues and income	7	7
(1,711)	(1,817)	(1,783)	Purchases, services and other costs	(3,301)	(3,600)
(335)	(373)	(390)	Payroll and related costs	(673)	(763)
341	**391**	**411**	**GROSS OPERATING PROFIT**	**652**	**802**
(82)	(107)	(113)	Amortisation, depreciation and write-downs	(163)	(220)
259	**284**	**298**	**OPERATING PROFIT**	**489**	**582**
(24)	(26)	(29)	Financial expenses	(49)	(55)
8	3	7	Income from investments	10	10
243	**261**	**276**	**INCOME BEFORE INCOME TAXES**	**450**	**537**
(66)	(70)	(75)	Income taxes	(126)	(145)
177	**191**	**201**	**INCOME BEFORE MINORITY INTEREST**	**324**	**392**
(3)	(5)	(13)	Minority interest	(3)	(18)
174	**186**	**188**	**ADJUSTED NET PROFIT**	**321**	**374**
–	–	–	Capital gain from the disposal of non-core assets	185	–
–	–	–	Tax charge	(5)	–
174	**186**	**188**	**NET PROFIT**	**501**	**374**
256	**293**	**301**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**664**	**594**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY FUNCTION OF EXPENSES

(million euro)

Q2 2008	Q1 2009	Q2 2009		H1 2008	H1 2009
2,383	2,578	2,580	Operating revenues	4,619	5,158
(2,035)	(2,206)	(2,175)	Production costs	(3,951)	(4,381)
(9)	(13)	(22)	Idle costs	(24)	(35)
(28)	(26)	(34)	Selling expenses	(56)	(60)
(3)	(3)	(2)	Research and development costs	(6)	(5)
(3)	(1)	(3)	Other operating expenses, net	(1)	(4)
305	**329**	**344**	**CONTRIBUTION FROM OPERATIONS**	**581**	**673**
(46)	(45)	(46)	General and administrative expenses	(92)	(91)
259	**284**	**298**	**OPERATING PROFIT**	**489**	**582**
(24)	(26)	(29)	Financial expenses	(49)	(55)
8	3	7	Income from investments	10	10
243	**261**	**276**	**INCOME BEFORE INCOME TAXES**	**450**	**537**
(66)	(70)	(75)	Income taxes	(126)	(145)
177	**191**	**201**	**INCOME BEFORE MINORITY INTEREST**	**324**	**392**
(3)	(5)	(13)	Minority interest	(3)	(18)
174	**186**	**188**	**NET PROFIT ADJUSTED**	**321**	**374**
–	–	–	Capital gain from the disposal of non-core assets	185	–
–	–	–	Tax charge	(5)	–
174	**186**	**188**	**NET PROFIT**	**501**	**374**
256	**293**	**301**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**664**	**594**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q2 2008	Q1 2009	Q2 2009		H1 2008	H1 2009
174	186	188	Net profit	501	374
3	5	13	Minority interest	3	18
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
80	107	111	Depreciation, amortisation and other non-monetary items	(24)	218
167	(271)	28	Variation in working capital relating to operations	165	(243)
424	**27**	**340**	**Net cash flow from operations**	**645**	**367**
(557)	(495)	(385)	Investments in tangible and intangible fixed assets	(979)	(880)
43	–	35	Disposals	323	35
(90)	**(468)**	**(10)**	**Free cash flow**	**(11)**	**(478)**
–	–	–	Buy-back of treasury shares	(14)	–
(192)	–	(239)	Cash flow from share capital and reserves	(192)	(239)
(6)	(14)	12	Effect of exchange rate differences and other changes on net debt	(12)	(2)
(288)	**(482)**	**(237)**	**Change in net debt**	**(229)**	**(719)**
1,635	**2,032**	**2,514**	**Net debt at beginning of period**	**1,694**	**2,032**
1,923	**2,514**	**2,751**	**Net debt at end of period**	**1,923**	**2,751**